As confidentially submitted to the Securities and Exchange Commission on November 19, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TREVI THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	45-0834299
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

195 Church Street, 14th Floor

New Haven, Connecticut 06510

(203) 304-2499

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jennifer L. Good

President and Chief Executive Officer

Trevi Therapeutics, Inc.

195 Church Street, 14th Floor

New Haven, Connecticut 06510

(203) 304-2499

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stuart M. Falber, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Brian K. Rosenzweig Eric W. Blanchard Donald J. Murray Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 841-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided in Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                , 20

PROSPECTUS

                Shares

Common Stock

This is an initial public offering of common stock by Trevi Therapeutics, Inc. We are selling                shares of common stock. We anticipate that the initial public offering price will be between $        and $        per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “TRVI.”

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting” on page 175.

We have granted the underwriters an option, exercisable for a period of 30 days after the date of this prospectus, to purchase up to an additional                 shares of common stock.

The underwriters expect to deliver the shares of common stock to purchasers on or about                 , 20     .

Leerink Partners	Stifel	BMO Capital Markets

Needham & Company

Prospectus dated                 , 20

Neither we nor the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus we may authorize to be delivered or made available to you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. The service marks and trademarks that we own include Trevi®. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto included in this prospectus and the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context otherwise requires, we use the terms “company,” “we,” “us,” “our,” “Trevi” and similar designations in this prospectus to refer to Trevi Therapeutics, Inc. and our wholly-owned subsidiary.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of nalbuphine ER to treat serious neurologically mediated conditions. We are currently developing nalbuphine ER for the treatment of chronic pruritus, chronic cough in patients with idiopathic pulmonary fibrosis, or IPF, and levodopa-induced dyskinesia, or LID, in patients with Parkinson’s disease. These conditions share a common pathophysiology that is mediated through opioid receptors in the central and peripheral nervous systems. Due to nalbuphine’s mechanism of action as a modulator of opioid receptors, we believe it has the potential to be effective in treating each of these conditions. We are currently conducting a pivotal Phase 2b/3 clinical trial of nalbuphine ER, which we refer to as the PRISM trial, in patients with severe pruritus associated with prurigo nodularis, and expect to report top-line data from the trial in the first half of 2020.

Nalbuphine ER is an oral extended release formulation of nalbuphine. Nalbuphine is a mixed k-opioid receptor agonist and μ-opioid receptor antagonist that has been approved and marketed as an injectable for pain indications for more than 20 years in the United States and Europe. The k- and μ-opioid receptors are known to be critical mediators of itch, cough and certain movement disorders. Nalbuphine’s mechanism of action also mitigates the risk of abuse associated with μ-opioid agonists because it antagonizes, or blocks, the μ-opioid receptor. Nalbuphine is currently the only opioid approved for marketing that is not classified as a controlled substance in the United States or Europe.

The following table summarizes key information about our clinical programs for nalbuphine ER. We have retained worldwide development and commercial rights for nalbuphine ER in all indications.

Chronic pruritus, defined as itching lasting longer than six weeks, causes a number of physical and psychological issues that can substantially impact patients’ daily well-being. The urge to scratch can be unbearable and the act of scratching can remove layers of skin and break the skin barrier, leading to bleeding and scarring and greatly increasing the risk of infection. Chronic pruritus can also lead to trouble sleeping, resulting in loss of work productivity and increased anxiety and depression as patients struggle to maintain self-control. Chronic pruritus is a hallmark of many dermatologic and systemic diseases and is the predominant reason that patients with these diseases experience so much discomfort. A recent report published in the Journal of the American Academy of Dermatology estimated that up to 26% of the worldwide population will suffer from chronic pruritus at some point in their lives. According to the Global Pruritus Therapeutic Market Research Report issued in 2017, the market for pruritus therapeutics was $10.8 billion in 2016 and is expected to grow to $14.3 billion in 2022. Despite the large market opportunity and the severity of chronic pruritus, there are no drugs approved in the United States or Europe for the treatment of moderate to severe pruritus. Nalbuphine ER’s dual mechanism of action targets opioid receptors located in both the central and peripheral nervous systems, each of which plays a role in modulating the sensation of itch. We believe this makes nalbuphine ER a promising potential therapy for the treatment of chronic pruritus.

Nalbuphine ER Clinical Development

We have completed clinical trials in two distinct and serious pruritic conditions, uremic pruritus and pruritus associated with prurigo nodularis, with over 400 patients treated with different doses of nalbuphine ER in these trials. Uremic pruritus is a pruritic condition occurring in patients with chronic kidney disease typically receiving dialysis. Prurigo nodularis is an intensely pruritic dermatologic condition characterized by the presence of nodular pruriginous lesions such as papules or plaques.

In our Phase 2b/3 clinical trial in uremic pruritus, we enrolled 373 patients with moderate to severe uremic pruritus. Patients were randomized to one of three arms: either 108 mg or 54 mg of nalbuphine ER or placebo, each administered twice daily. The primary endpoint in the trial was the change from baseline in patients’ seven-day mean worst itch numerical rating scale, or WI-NRS, scores, which was met in the 108 mg arm, but not in the 54 mg arm. Patients in the 54 mg arm reported a reduction in WI-NRS score that was larger than the reduction in the placebo arm, although the difference was not statistically significant. The reduction in WI-NRS scores across the three arms of the trial demonstrated a dose response.

In our Phase 2 clinical trial in prurigo nodularis, we enrolled 63 patients with prurigo nodularis who had moderate to severe pruritus. Patients were randomized to one of three arms: either 162 mg or 81 mg of nalbuphine ER or placebo, each administered twice daily. The primary endpoint of the trial was the proportion of patients reporting at least a 30% reduction from baseline to week 10 in seven-day mean WI-NRS scores. Although the primary endpoint was not met in either of the nalbuphine ER arms, a key secondary endpoint of the trial was the proportion of patients reporting at least a 50% reduction in WI-NRS score from baseline. In the 162 mg arm, 33% of patients reported at least a 50% reduction in WI-NRS score as compared to 18% of patients in the placebo arm. The trial met a key secondary efficacy endpoint, reduction of ItchyQoL™ scores, in the 162 mg arm compared to the placebo arm. ItchyQoL measures quality of life improvements from pruritus reduction. The secondary endpoints of the trial were not powered for statistical significance.

We conducted a post hoc analysis of the data from the 50 patients who completed the 10-week course of treatment in our Phase 2 clinical trial in prurigo nodularis, whom we refer to as completers. We believe an analysis of the trial results of this subset of patients provides informative data regarding nalbuphine ER because it eliminates the effects of patient discontinuations. In the trial, 50% of the completers in the 162 mg arm reported at least a 50% reduction in WI-NRS score from baseline, as compared to 20% of the completers in the placebo arm, although this analysis was not powered for statistical significance. As the patients in the 162 mg arm had a mean baseline WI-NRS score of 8.05, a 50% reduction in WI-NRS score from baseline for patients in this arm was comparable to a 4-point reduction in WI-NRS score, the primary efficacy endpoint of our pivotal PRISM trial.

Based on the results of our prurigo nodularis and uremic pruritus trials and open label extension trials in both indications, and discussions with the United States Food and Drug Administration, or FDA, and European regulatory authorities, we initiated our pivotal Phase 2b/3 Pruritus Relief through Itch Scratch Modulation, or PRISM, trial in September 2018. In designing the statistical plan for the PRISM trial, we considered the rates of patient discontinuations we experienced in our earlier trials. We believe that these discontinuation rates can be reduced through increased patient and physician education prior to the commencement of dosing. We expect to report top-line data from the 14-week blinded treatment period of the PRISM trial in the first half of 2020. We will need to conduct an additional pivotal trial to support the submission of a new drug application, or NDA, to the FDA and a marketing authorization application to the European Medicines Agency for nalbuphine ER for the treatment of pruritus associated with prurigo nodularis. We may initiate this trial before the PRISM trial is complete.

We have also commenced a Phase 1b clinical trial in patients with chronic liver disease to evaluate the safety, pharmacokinetics and anti-pruritic effect of nalbuphine ER in this population, with data expected in the first half of 2019. If positive, we also intend to use data from this trial to support an NDA submission for nalbuphine ER in prurigo nodularis and commence a Phase 2 clinical trial for pruritus associated with chronic liver disease. We are not actively developing nalbuphine ER for uremic pruritus at this time based on our evaluation of the market dynamics in uremic pruritus, but may consider resuming development in the future.

As a result of nalbuphine’s ability to modulate the k- and μ-opioid receptors, which are known to be involved in the pathophysiology of chronic cough in patients with IPF and in LID in patients with Parkinson’s disease, we are also pursuing the development of nalbuphine ER for each of these indications. In the first half of 2019, we intend to initiate a Phase 2a clinical trial to evaluate the safety of nalbuphine ER in patients with IPF, and make an initial assessment of its efficacy on cough, with data expected in the second half of 2019. Subject to discussions with the FDA and the submission of an investigational new drug application for this indication, we also intend to initiate a Phase 2 clinical trial of nalbuphine ER in the second half of 2019 to evaluate the effect of nalbuphine ER on LID in patients with Parkinson’s disease.

Our Team

Our management team has extensive experience in the successful clinical development and commercialization of therapeutic products. Members of our senior executive team have held drug development, commercial and senior leadership roles at a number of pharmaceutical and biotechnology companies, including Penwest Pharmaceuticals, or Penwest; Bristol-Myers Squibb; Boehringer Ingelheim; and Sanofi Genzyme. Certain members of our management team were responsible for the development of nalbuphine ER at Penwest prior to its acquisition by Endo Pharmaceuticals. We believe this breadth of experience and track record, combined with our broad network of established relationships with leaders in the industry and medical community, provide us with the skills necessary to build a successful biopharmaceutical company. We have been backed by a group of leading life sciences investors, including New Enterprise Associates, TPG Biotech, Omega Funds, Lundbeckfonden Ventures and Aperture Venture Partners.

Our Strengths

We believe our company and our product candidate, nalbuphine ER, have the following key distinguishing characteristics:

•

Nalbuphine ER is currently in a pivotal trial and has demonstrated proof of concept in two serious chronic pruritus indications. We have completed clinical trials of nalbuphine ER that demonstrated statistically significant improvements in patients with uremic pruritus and clinically relevant results in patients with pruritus associated with prurigo nodularis. Based on the data from these trials and open label extension trials in both indications, and discussions with the FDA and European regulatory authorities, we are currently conducting a pivotal Phase 2b/3 clinical trial of nalbuphine ER for the treatment of severe pruritus associated with prurigo nodularis, and expect to report top-line data from the blinded treatment period of the trial in the first half of 2020.

•

Broad clinical pipeline with several upcoming data read-outs. Based on nalbuphine ER’s dual mechanism of action that targets k- and μ-opioid receptors, which are known critical mediators of itch, cough and certain movement disorders, we are developing nalbuphine ER to treat serious neurologically mediated conditions. In addition to pruritus associated with prurigo nodularis, we are developing nalbuphine ER for the treatment of pruritus in chronic liver disease in a Phase 1b clinical trial with data expected in the first half of 2019. We also intend to initiate a Phase 2a clinical trial of nalbuphine ER for chronic cough in patients with IPF in the first half of 2019, with data expected in the second half of 2019, and to initiate a Phase 2 clinical trial of nalbuphine ER for LID in patients with Parkinson’s disease in the second half of 2019.

•

Targeting large market opportunities with significant unmet medical needs. There are currently no approved therapies for the treatment of moderate to severe pruritus or the treatment of chronic cough in IPF patients in the United States and Europe, and the current standards of care for these debilitating conditions consist of off-label treatments that have limited or no efficacy. While there is one approved therapy for the treatment of LID in patients with Parkinson’s disease, we believe there is significant unmet need in this patient population. We believe that each of these conditions presents a significant market opportunity. In addition, because patients suffering from these conditions are largely served by specialist physicians, we believe we have the opportunity to commercialize nalbuphine ER in the United States for these conditions directly through our own focused, specialty sales organization.

•

Nalbuphine has an established efficacy and safety profile. Nalbuphine has been approved and marketed as an injectable for pain indications for more than 20 years in the United States and Europe. In 13 clinical trials, nalbuphine ER has been dosed in more than 750 individuals and has been shown to be well-tolerated with a favorable safety profile, including in six and 12-month safety studies in the intended patient populations. In addition, nalbuphine’s mechanism of action mitigates the risk of abuse associated with μ-opioid agonists because it blocks the μ-opioid receptor. Nalbuphine is currently the only opioid approved for marketing that is not classified as a controlled substance in the United States or Europe.

•

Broad intellectual property portfolio with worldwide rights to nalbuphine ER. We own or exclusively license 15 issued patents covering methods of use and formulations of nalbuphine ER, with multiple pending patent applications, protecting the use of our product candidate through at least 2032. We have retained worldwide development and commercial rights for nalbuphine ER in all indications.

•

Experienced management team and backing from leading life sciences investors. Members of our management team have extensive experience in product development and commercialization of successful pharmaceutical products. We have been backed by leading life sciences investors including New Enterprise Associates, TPG Biotech, Omega Funds, Lundbeckfonden Ventures and Aperture Venture Partners.

Our Strategy

We are focused on the development and commercialization of nalbuphine ER to treat serious neurologically mediated conditions. The key elements of our strategy are:

•	complete the clinical development of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis;

•	pursue continued development of nalbuphine ER for additional pruritic conditions;

•	leverage the dual mechanism of action of nalbuphine ER to pursue other neurologically mediated conditions;

•	maximize the commercial potential of nalbuphine ER; and

•	evaluate business development opportunities and potential collaborations.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus. These risks include, but are not limited to, the following:

•	We have incurred significant losses since inception, expect to incur significant and increasing losses for the foreseeable future, and may never achieve or maintain profitability.

•

We will need substantial additional funding, and if we are unable to raise sufficient capital when needed on acceptable terms, or at all, we could be forced to delay, reduce or abandon our product development programs or commercialization efforts.

•

We are dependent on the successful development and commercialization of nalbuphine ER, our sole product candidate. If we are unable to complete the clinical development of, obtain marketing approval for or successfully commercialize nalbuphine ER, or if we experience significant delays in doing so, our business would be substantially harmed. In addition, the development of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis is currently significantly more advanced than our other target indications. If we are not successful in developing and commercializing nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, our business could also be substantially harmed.

•	Our approach to the development and commercialization of nalbuphine ER to treat serious neurologically mediated conditions is unproven.

•

Clinical drug development involves a lengthy and expensive process with an uncertain outcome. Even if we complete the necessary preclinical studies and clinical trials, the regulatory approval process is expensive, time consuming and uncertain and may prevent us from obtaining approvals for the commercialization of nalbuphine ER or any future product candidate.

•

Our Phase 2 clinical trial of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis may not be predictive of the results of our pivotal PRISM trial, including due to the small patient size of the Phase 2 clinical trial, the discontinuation rate among patients in the Phase 2 clinical trial and differences in the design of the Phase 2 clinical trial and the PRISM trial, including the longer treatment period for nalbuphine ER being used in the PRISM trial.

•

Many currently approved μ-opioid products are subject to restrictive marketing and distribution regulations which, if applied to nalbuphine ER, could potentially restrict its use and harm our ability to generate profits.

•	If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

•

If we are unable to establish sales, marketing and distribution capabilities or enter into sales, marketing and distribution arrangements with third parties, we may not be successful in commercializing nalbuphine ER or any future product candidates if and when they are approved.

•	We face substantial competition, which may result in others developing or commercializing products before or more successfully than we do.

•	We rely on third parties to conduct our clinical trials. If they do not perform satisfactorily, our business could be harmed.

•

We contract with third parties for the manufacture, storage, packaging and distribution of nalbuphine ER for clinical trials, including a single supplier for the active ingredient, and expect to continue to rely on third parties for these services in connection with our future development and commercialization efforts for nalbuphine ER and any future product candidates.

•

If we fail to comply with our obligations under our existing and any future intellectual property licenses with third parties, we could lose license rights that are critical to our business or owe damages to the licensor of such intellectual property.

•

If we are unable to obtain and maintain sufficient patent protection for nalbuphine ER or any future product candidate, or if the scope of the patent protection is not sufficiently broad, competitors could develop and commercialize products similar or identical to such product candidate, and our ability to successfully commercialize such product candidate may be adversely affected.

•	The report of our independent registered public accounting firm included a “going concern” explanatory paragraph.

Our Corporate Information

We were incorporated under the laws of the State of Delaware on March 17, 2011 under the name Trevi Therapeutics, Inc. Our principal executive offices are located at 195 Church Street, 14th Floor, New Haven, Connecticut 06510, and our telephone number is (203) 304-2499. Our website address is www.trevitherapeutics.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of this offering, but we may cease to be an emerging growth company earlier under certain circumstances. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained in this prospectus may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Common stock offered	shares

Common stock to be outstanding immediately following this offering	shares

Option to purchase additional shares	We have granted the underwriters an option, exercisable for a period of 30 days after the date of this prospectus, to purchase up to an additional shares of our common stock.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund the development of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, to fund the development of nalbuphine ER for other serious neurologically mediated conditions and for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors	You should read the section titled “Risk Factors” for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	“TRVI”

The number of shares of our common stock to be outstanding after this offering is based on 4,166,756 shares of our common stock outstanding as of September 30, 2018 and an additional 88,883,131 shares of our common stock issuable upon the automatic conversion of all outstanding shares of our convertible preferred stock and the accrued dividends on our convertible preferred stock upon the closing of this offering (based on an assumed closing date of September 30, 2018).

The number of shares of our common stock to be outstanding after this offering excludes:

•	10,282,981 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2018 at a weighted average exercise price of $0.40 per share;

•	1,240,669 shares of common stock reserved for future issuance under our 2012 Stock Incentive Plan, as amended, or the 2012 Plan, as of September 30, 2018;

•	additional shares of our common stock that will be available for future issuance, as of the closing of this offering, under our 2019 Stock Incentive Plan; and

•	additional shares of our common stock that will be available for future issuance, as of the closing of this offering, under our 2019 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus:

•	assumes no exercise of the outstanding options described above;

•	assumes no exercise by the underwriters of their option to purchase additional shares of our common stock;

•

gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock and the accrued dividends on our convertible preferred stock into an aggregate of 88,883,131 shares of our common stock upon the closing of this offering (based on an assumed closing date of September 30, 2018); and

•	gives effect to the filing and effectiveness of our restated certificate of incorporation and the adoption of our amended and restated by-laws upon the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of and for the periods indicated. You should read the summary consolidated financial data set forth below together with our consolidated financial statements and the related notes included elsewhere in this prospectus, as well as the sections of this prospectus titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have derived the following summary statement of operations data for the fiscal years ended December 31, 2016 and 2017 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following summary statement of operations data for the nine months ended September 30, 2017 and 2018 and the summary balance sheet data as of September 30, 2018 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in the opinion of management, all adjustments, which consist only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those financial statements. The summary financial data set forth below are not intended to replace the financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results and our results for the nine months ended September 30, 2018 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2018 or any other period.

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$6,913	$6,095	$4,497	$9,549
General and administrative	1,712	2,142	1,518	2,930

Total operating expenses	8,625	8,237	6,015	12,479

Loss from operations	(8,625)	(8,237)	(6,015)	(12,479)
Other income (expense):
Change in fair value of Series C redeemable convertible preferred stock liability	—	—	—	(1,968)
Change in fair value of contingent call option liability—convertible notes	(76)	(1,352)	(1,352)	—
Change in fair value of obligation for loan success fee	212	(24)	(14)	(127)
Interest income	1	69	28	110
Interest expense	(2,607)	(3,342)	(3,147)	(174)

Total other income (expense), net	(2,470)	(4,649)	(4,485)	(2,159)

Loss before income tax benefit	(11,095)	(12,886)	(10,500)	(14,638)
Income tax benefit	8	26	18	75

Net loss	$(11,087)	$(12,860)	$(10,482)	$(14,563)

Accretion of redeemable convertible preferred stock	6,856	4,060	3,866	274
Dividends accrued on redeemable convertible preferred stock	(2,483)	(3,740)	(2,439)	(3,935)

Adjusted net loss attributable to common stockholders	$(6,714)	$(12,540)	$(9,055)	$(18,224)

Basic and diluted net loss per common shares outstanding	$(1.74)	$(3.14)	$(2.29)	$(4.39)

	Year Ended December 31,				Nine Months Ended September 30,
	2016		2017		2017		2018
					(unaudited)
	(in thousands, except share and per share data)
Weighted average common shares used in net loss per share attributable to common stockholders, basic and diluted		3,861,200		3,996,724		3,957,751		4,154,107
Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)	$		$		$		$

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)

(1)

See note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of the method used to calculate basic and diluted net loss per share and unaudited pro forma basic and diluted net loss per share.

	As of September 30, 2018
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,534	$	$
Working capital(3)	13,317
Total assets	15,382
Total redeemable convertible preferred stock	114,372
Total stockholders’ deficit	(102,328)

(1)

The pro forma balance sheet data give effect to the automatic conversion of all outstanding shares of our convertible preferred stock and the accrued dividends on our convertible preferred stock into an aggregate of 88,883,131 shares of our common stock upon the closing of this offering (based on an assumed closing date of September 30, 2018).

(2)

The pro forma as adjusted balance sheet data give further effect to our issuance and sale of                 shares of our common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	We define working capital as current assets less current liabilities.

The pro forma as adjusted information presented above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ deficit by $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ deficit by $        million, assuming no change in the assumed initial public offering price per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should carefully consider the risks described below, together with the other information contained in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. If any of the following risks actually occurs, our business, financial condition, results of operations and future growth prospects could be harmed. In these circumstances, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception, expect to incur significant and increasing losses for the foreseeable future, and may never achieve or maintain profitability.

We have incurred significant annual net losses every year since our inception. We expect to continue to incur significant and increasing net losses for at least the next several years. Our net losses were $14.6 million for the nine months ended September 30, 2018, and $12.9 million and $11.1 million for the years ended December 31, 2017 and 2016, respectively. As of September 30, 2018, we had an accumulated deficit of $102.3 million. We have not generated any revenues from product sales, have not completed the development of any product candidate and may never have a product candidate approved for commercialization. We have financed our operations to date primarily through private placements of our convertible preferred stock. We have devoted substantially all of our financial resources and efforts to the clinical development of our product candidate nalbuphine ER and related activities. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•

continue to develop and conduct clinical trials of nalbuphine ER, including our ongoing pivotal Phase 2b/3 trial of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, which we refer to as our PRISM trial;

•

complete other development work required for the filing of a new drug application, or NDA, with the U.S. Food and Drug Administration, or FDA, and the filing of a marketing authorization application, or MAA, with the European Medicines Agency, or EMA, for nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, including completing our PRISM trial and at least one additional Phase 3 clinical trial in this indication;

•

seek regulatory and marketing approvals for nalbuphine ER for the treatment of pruritus associated with prurigo nodularis or for other serious neurologically mediated conditions or for any future product candidate that successfully completes clinical trials, if any;

•	establish sales, marketing, distribution and other commercial infrastructure to commercialize any products for which we may obtain marketing approval;

•	require the manufacture of larger quantities of nalbuphine ER or any future product candidate for clinical development and, potentially, commercialization;

•	acquire or in-license rights to other potential product candidates or technologies;

•	initiate and conduct research, preclinical and clinical development efforts for any future product candidates;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as clinical, quality control and scientific personnel;

•

add operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts, and to help us comply with our obligations as a public company; and

•	add equipment and physical infrastructure to support our development program for nalbuphine ER and for any future product candidates.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we are able to obtain marketing approval for, and successfully commercialize, nalbuphine ER or any future product candidate. Successful commercialization will require achievement of key milestones, including completing clinical trials of nalbuphine ER or any future product candidate, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which we may obtain marketing approval, satisfying any post-marketing requirements and obtaining reimbursement for any such product from private insurance or government payors. For example, in order to successfully commercialize nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, we will be required, at a minimum, to successfully complete our ongoing PRISM trial as well as an additional Phase 3 clinical trial prior to submitting an NDA and MAA to regulatory authorities to obtain marketing approval. Because of the uncertainties and risks associated with these activities, we are unable to accurately predict the timing and amount of revenues, and if or when we might achieve profitability. We may never succeed in these activities and, even if we do, we may never generate revenues that are large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, maintain our development efforts, develop a pipeline of product candidates or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

We have a limited operating history and no products approved for commercial sale, which may make it difficult to evaluate the prospects for our future success and viability.

We were founded and commenced operations in 2011. Our operations to date have been limited to financing and staffing our company and conducting preclinical and clinical development of nalbuphine ER. We have not yet demonstrated an ability to successfully complete clinical development of any product candidates, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization of any products. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. If we are able to obtain marketing approval for nalbuphine ER or any future product candidate, we will need to transition from a company focused on clinical development to a company capable of supporting commercial activities. We may not be successful in effectuating such a transition.

We expect our financial condition and operating results will continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

We will need substantial additional funding, and if we are unable to raise sufficient capital when needed on acceptable terms, or at all, we could be forced to delay, reduce or abandon our product development programs or commercialization efforts.

Developing pharmaceutical products, including conducting preclinical and nonclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. We have consumed substantial amounts of cash since our inception. For example, in the nine months ended September 30, 2018 and the years ended December 31, 2017 and December 31, 2016, we used net cash of $13.6 million, $8.0 million and $11.2 million, respectively, in our operating activities, substantially all of which related to development activities for nalbuphine ER. As of September 30, 2018, our cash and cash equivalents were $13.5 million. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue to develop and conduct clinical trials of nalbuphine ER, including our ongoing PRISM trial and the additional Phase 3 clinical trial we will need to conduct for nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, acquire or in-license rights to other potential product candidates or technologies and seek regulatory and marketing approvals for nalbuphine ER or any future product candidate that successfully completes clinical trials, if any. In addition, if we obtain marketing approval for nalbuphine ER or any future product candidate, we may incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. For instance, we currently intend to commercialize nalbuphine ER in the United States ourselves by developing a focused, specialty sales, marketing and distribution organization. Furthermore, following the completion of this offering, we expect to incur significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise sufficient capital when needed on acceptable terms, or at all, we may be forced to delay, reduce or abandon our development programs or any future commercialization efforts.

We plan to use the net proceeds of this offering, together with our existing cash and cash equivalents, to fund the development of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, to fund the development of nalbuphine ER for other serious neurologically mediated conditions and for working capital and other general corporate purposes. We will be required to expend significant funds in order to advance the development of nalbuphine ER in multiple indications, as well as any future product candidates we may seek to develop. The net proceeds of this offering, together with our existing cash and cash equivalents, may not be sufficient to complete development of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis or for any other condition or of any future product candidate. We do not have any committed external source of funds. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through                 . Our estimate as to how long we expect the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future funding requirements, both short-term and long-term, will depend on many factors, including:

•

the scope, progress, timing, costs and results of clinical trials of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis and for other serious neurologically mediated conditions, as well of as any future product candidates;

•	the number and characteristics of indications for which we seek to develop nalbuphine ER or any future product candidates, and their respective development requirements;

•

the outcome, timing and costs of clinical and nonclinical trials and of seeking regulatory approvals, including the costs of supportive clinical studies such as our planned human abuse liability, or HAL, study and our planned Thorough QT, or TQT, studies;

•	the costs associated with the manufacture of necessary quantities of nalbuphine ER or any future product candidate for clinical development in connection with regulatory submissions;

•

the costs of commercialization activities for nalbuphine ER for the treatment of pruritus associated with prurigo nodularis or for any other serious neurologically mediated conditions or for any future product candidates that receive marketing approval, if any, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•

subject to receipt of marketing approvals, revenue, if any, received from commercial sales of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis or for any other serious neurologically mediated conditions or from any future product candidates;

•

our ability to identify potential collaborators for nalbuphine ER for the treatment of pruritus associated with prurigo nodularis or for any future product candidates and the terms and timing of any collaboration agreement that we may establish for the development and any commercialization of such product candidates;

•	the extent to which we acquire or in-license rights to other potential product candidates or technologies, and the terms and timing of any such acquisition or licensing arrangements;

•	our headcount growth and associated costs as we expand our research and development activities and establish a commercial infrastructure;

•	the costs of preparing, filing and prosecuting patent applications, maintaining, expanding and protecting our intellectual property rights and defending against intellectual property-related claims;

•	the effect of competing technologies and market developments;

•	our ability to establish and maintain healthcare coverage and adequate reimbursement for our products; and

•	the costs of operating as a public company.

The report of our independent registered public accounting firm included a “going concern” explanatory paragraph.

The report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended December 31, 2017 included an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. If we are unable to raise sufficient capital in this offering or otherwise as and when needed, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. The inclusion of a going concern explanatory paragraph by our independent registered public accounting firm, our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital, enter into critical contractual relations with third parties and otherwise execute our development strategy.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our product candidates.

We expect our expenses to increase substantially in connection with our planned operations, particularly as we conduct our ongoing PRISM trial as well as the additional Phase 3 clinical trial we will need to conduct for nalbuphine ER for the treatment of pruritus associated with prurigo nodularis and develop nalbuphine ER for the treatment of other serious neurologically mediated conditions. To the extent that we raise additional capital through the sale of common stock, convertible securities or other equity securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a common stockholder. In addition, debt financing, if available, would result in fixed payment obligations and may involve agreements that include grants of security interests on our assets and restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, granting liens over our assets, redeeming stock or declaring dividends, that could adversely impact our ability to conduct our business. Securing financing could also require a substantial amount of time from our management and may divert a disproportionate amount of their attention away from daily activities, which may adversely affect our management’s ability to oversee the development of nalbuphine ER or that of any future product candidates. If we raise additional funds through collaborations or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to future revenue streams or product candidates or grant licenses on terms that may not be favorable to us.

Risks Related to the Development and Commercialization of Nalbuphine ER and Any Future Product Candidates

We are dependent on the successful development and commercialization of nalbuphine ER, our sole product candidate. If we are unable to complete the clinical development of, obtain marketing approval for or successfully commercialize nalbuphine ER, or if we experience significant delays in doing so, our business would be substantially harmed.

We currently have no products approved for sale and are investing substantially all of our efforts and financial resources to fund the development of nalbuphine ER for multiple serious neurologically mediated conditions. Our prospects are dependent on our ability to develop, obtain marketing approval for and successfully commercialize nalbuphine ER in one or more indications as we currently have no other product candidates under development. We may acquire or in-license rights to other potential product candidates or technologies in the future, but we are currently not developing any other product candidates.

Our most advanced program for nalbuphine ER is our program to develop nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, as our efforts to develop nalbuphine ER for other serious neurologically mediated conditions are only at an early stage. As a result, if our efforts to develop and commercialize nalbuphine ER for the treatment of pruritus associated with prurigo nodularis are unsuccessful, or we experience significant delays in doing so, our business could also be substantially harmed.

The success of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, as well as for other serious neurologically mediated conditions, will depend on several factors, including the following:

•	successfully recruiting, enrolling and retaining patients in and completing our PRISM trial;

•

initiating and successfully recruiting, enrolling and retaining patients in and completing additional clinical and nonclinical trials, including the additional Phase 3 clinical trial we will need to conduct for nalbuphine ER for the treatment of pruritus associated with prurigo nodularis and other supportive clinical studies such as our planned HAL study and TQT studies;

•	demonstrating safety, tolerability and efficacy profiles that are satisfactory to the FDA, EMA and other comparable regulatory authorities for marketing approval;

•	receiving timely marketing approvals from applicable regulatory authorities;

•	managing the extent and cost of any required post-marketing approval commitments to applicable regulatory authorities;

•	establishing and maintaining arrangements with third-party suppliers of drug substance for nalbuphine ER;

•

establishing and maintaining arrangements with third-party manufacturers of nalbuphine ER, including developing, validating and maintaining a commercially viable manufacturing process that is compliant with current good manufacturing practices, or cGMPs;

•	obtaining, maintaining and protecting our patents, trade secrets and regulatory exclusivity in the United States and other countries;

•	establishing a focused, specialty sales organization in the United States and successfully launching commercial sales following any marketing approval;

•	obtaining commercial acceptance of our products, if approved, by patients, the medical community and third-party payors and obtaining and maintaining healthcare coverage and adequate reimbursement;

•	maintaining an acceptable safety profile following any marketing approval; and

•	our ability to compete with other therapies.

Many of these factors are beyond our control, including the clinical development and regulatory approval process; potential threats to our intellectual property rights; and the manufacturing, marketing and sales efforts, respectively, of any current or future third-party contractors. If we are unable to develop, receive marketing approval for and successfully commercialize nalbuphine ER, or if we experience delays as a result of any of these factors or otherwise, our business would be substantially harmed.

Our approach to the development and commercialization of nalbuphine ER to treat serious neurologically mediated conditions is unproven.

We are currently focused on the development and commercialization of nalbuphine ER to treat serious neurologically mediated conditions. Nalbuphine ER is an oral extended release formulation of nalbuphine, which is a mixed k-opioid receptor agonist and μ-opioid receptor antagonist that has been approved and marketed as an injectable for pain indications for more than 20 years in the United States and Europe. Nalbuphine is currently not commercially available in an oral dosage form, such as nalbuphine ER. While we believe that nalbuphine’s dual mechanism of action, which targets both the central and peripheral nervous systems, makes nalbuphine ER a promising potential therapy for the treatment of chronic pruritus and other serious neurologically mediated conditions, and that nalbuphine ER has the potential to be safe and well-tolerated, nalbuphine has not been approved in any indications other than pain. Additionally, nalbuphine ER has not been approved in any indication, including the treatment of pruritus associated with prurigo nodularis, the lead indication for which we are pursuing clinical development of nalbuphine ER. No therapies have been approved in the United States or Europe for the treatment of moderate to severe pruritus, and we can provide no assurance that either nalbuphine ER or any other future product candidate that we may seek to develop for this indication or for any other serious neurologically mediated condition will be effective or safe, obtain regulatory approval or be commercially successful.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome.

We are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Foreign regulatory authorities, such as the EMA, impose similar requirements. We must complete extensive clinical trials to demonstrate the safety and efficacy of nalbuphine ER and any future product candidate in humans and complete required regulatory submissions before we will be able to obtain these approvals. We may never receive such approvals.

Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. The clinical development of nalbuphine ER and any future product candidate is susceptible to the risk of failure at any stage of product development and we may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent clinical development, marketing approval or commercialization of nalbuphine ER or any future product candidate, including:

•	clinical trials may produce unfavorable or inconclusive results;

•	we may decide, or regulators may require us, to restructure clinical trials, conduct additional clinical and nonclinical trials or abandon product development programs;

•	the number of patients required for clinical trials may be larger than we anticipate, patient enrollment in these clinical trials may be slower than we anticipate or participants may discontinue their participation in these clinical trials at a higher rate than we anticipate, as we experienced in our Phase 2 clinical trial of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis;

•	the cost of planned clinical trials may be greater than we anticipate;

•

our third-party contractors, including any that may be manufacturing a product candidate or drug substance or conducting clinical trials on our behalf, may deviate from applicable trial protocols, fail to comply with regulatory requirements or fail to meet their contractual obligations to us in a timely manner or at all;

•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may experience delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•

patients who enroll in a clinical trial may misrepresent their eligibility to do so or may otherwise not comply with applicable clinical trial protocols, resulting in the need to drop the patients from the clinical trial, increase the needed enrollment size for the clinical trial or extend the clinical trial’s duration;

•

we may have to delay, suspend or terminate clinical trials for various reasons, including a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of a product candidate;

•

regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or their standards of conduct, a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate or findings of undesirable effects caused by a chemically or mechanistically similar product or product candidate;

•	the FDA or comparable foreign regulatory authorities may disagree with our clinical trial designs or our interpretation of data from preclinical studies and clinical trials;

•

the FDA or comparable foreign regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies;

•

the supply or quality of drug substance for our product candidates or the manufactured product candidate or other materials necessary to conduct clinical trials of the product candidate may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;

•

the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient to obtain marketing approvals; and

•

the FDA or comparable foreign regulatory authorities may refuse to accept for substantive review any NDA, MAA or other comparable foreign regulatory application that we submit for a product candidate or may conclude after review of our data that our application is insufficient to obtain marketing approval of a product candidate.

If we are required to conduct additional clinical trials or other testing of nalbuphine ER or any future product candidate beyond the trials and testing that we contemplate, we are unable to successfully and timely complete clinical trials or other testing of nalbuphine ER or any future product candidate, the results of these trials or tests are unfavorable, uncertain or are only modestly favorable or there are unacceptable safety concerns associated with the product candidate, we may:

•	incur additional unplanned costs, which may exceed the resources that we have available or are able to obtain on reasonable terms;

•

experience delays in obtaining marketing approval for the applicable product candidate for several years or more, which could shorten the periods during which we may have the exclusive right to commercialize the product candidate or allow competitors to bring products to market before us;

•	fail to obtain marketing approval at all;

•	obtain marketing approval for indications or patient populations that are not as broad as we originally intended or desired;

•	obtain marketing approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing or other requirements; or

•	be required to remove the product from the market after obtaining marketing approval.

Our failure to successfully and timely complete clinical trials of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis or for any other serious neurologically mediated condition or of any future product candidate and to demonstrate the efficacy and safety necessary to obtain regulatory approval to market any such product candidates would significantly harm our business and could result in the loss or impairment of our ability to generate revenues and effectuate our business strategy.

Our clinical trials may fail to demonstrate adequately the safety and efficacy of nalbuphine ER or any future product candidates, which would likely prevent or delay regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of nalbuphine ER or any future product candidate we must demonstrate through lengthy, complex and expensive clinical trials that the product candidate is both safe and effective for use in the target indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. It is possible that even if nalbuphine ER or any future product candidate has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. For example, our Phase 2 clinical trial of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis failed to meet its primary endpoint, and the number of patients who discontinued treatment prior to the end of the trial had a substantial impact on the results. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of nalbuphine ER or any future product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect toxicity of, or intolerability caused by, nalbuphine ER or any future product candidate, or mistakenly believe that nalbuphine ER or any future product candidate is toxic or not well tolerated when that is not the case after the clinical evaluation is completed. Many pharmaceutical and biotechnology companies have suffered significant setbacks in late-stage clinical trials after achieving positive results in earlier development, and we cannot be certain that we will not face setbacks as we continue our clinical development of nalbuphine ER and develop any other product candidates. It is also possible that any of our development programs could be placed on full or partial clinical hold by regulatory authorities at any point, which would delay and possibly prevent further development of those programs.

In addition, even if the clinical trials we plan are successfully completed and nalbuphine ER or any future product candidate achieves its specified endpoints in such trials, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we are able to submit product candidates for marketing approval. For example, patients with prurigo nodularis may have pruritus that is caused by dermatological conditions other than prurigo nodularis, and at a meeting with the FDA following the completion of our Phase 2 clinical trial of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, the FDA raised the need to adequately isolate a patient population with pruritus associated with prurigo nodularis for our planned Phase 3 clinical trials. While the inclusion criteria in our PRISM trial require that enrolled patients not be suffering from any active, uncontrolled dermatoses other than prurigo nodularis, it is possible that the FDA could conclude that this is not sufficient to identify patients suffering from pruritus associated with prurigo nodularis, in which case the FDA could question the overall validity of the results of the trial. To the extent that the results of our clinical trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, approval of product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of product candidates. For instance, if nalbuphine ER does not achieve the primary endpoint in our PRISM trial, or the FDA does not otherwise believe that the results of the trial are sufficiently supportive of an application for marketing approval, the FDA may require us to conduct another pivotal trial in addition to the PRISM trial and the additional Phase 3 clinical trial we plan to conduct, which would cause us to incur substantial additional costs and significantly delay our development of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis.

Use of patient-reported outcome assessments, or PROs, in our clinical trials and high placebo response rates may delay or impair the development of nalbuphine ER or adversely impact our clinical trials.

Due to the difficulty of objectively measuring pruritus, the assessment of pruritus in clinical trials typically involves the use of PROs. Our clinical trials evaluating the efficacy of nalbuphine ER in pruritus indications have used PROs as primary endpoints. For example, the primary endpoint of our Phase 2 clinical trial of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis was the proportion of patients reporting at least a 30% reduction from baseline to week 10 in seven-day mean Worst Itching Numerical Rating Scale, or WI-NRS, scores, which is a patient-reported assessment on an 11-point scale from 0 to 10 of the severity of the worst itch experienced in the last 24 hours. The primary endpoint of our PRISM trial is the proportion of patients achieving at least a 4-point improvement from baseline with respect to their worst itch at week 14 as measured by WI-NRS, which is also a PRO. PROs have an important role in the development and regulatory approval of treatments for pruritus. However, PROs involve patients’ subjective assessments of efficacy, and this subjectivity can increase the uncertainty of clinical trial outcomes assessing pruritus. Such assessments can be influenced by a number of factors and can vary widely from day to day for any particular patient, and from patient to patient and site to site within a clinical trial, leading to high variability in PRO measurements.

In addition, PROs for the assessment of pruritus have historically been observed to have high placebo group response rates. We observed this in some of our clinical trials of nalbuphine ER. For example, in our Phase 2 clinical trial of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, we observed a mean reduction from baseline in WI-NRS score for the trial’s modified intention-to-treat population of 1.75 points for placebo as compared to 2.14 points for nalbuphine ER dosed twice-daily at 81 mg and 2.51 points for nalbuphine ER dosed twice-daily at 162 mg. In discussions, the FDA has also indicated to us that changes in WI-NRS alone may not translate to clinically meaningfully differences and therefore may not be acceptable for labeling purposes. The variability of PRO measures may be greater than other measures used for clinical trial assessments, and that variability can complicate clinical trial design, adversely impact the ability of a trial to show a statistically significant improvement and generally adversely impact a clinical development program by introducing additional uncertainties.

The variability of PRO measures and related high placebo response rates have adversely impacted clinical results of other therapies being tested for pruritus and could adversely impact our clinical development of nalbuphine ER. The FDA could also require changes in the PROs we are currently using or indicate that the PROs we are using are insufficient for demonstrating efficacy in pruritus, potentially delaying clinical development of nalbuphine ER, increasing our costs and making additional clinical trials necessary.

Adverse events or undesirable side effects caused by, or other unexpected properties of, nalbuphine ER or any future product candidate may be identified during development and could delay or prevent the marketing approval or limit the use of nalbuphine ER or any future product candidate.

Adverse events or undesirable side effects caused by, or other unexpected properties of, nalbuphine ER or any future product candidate could cause us, an institutional review board or regulatory authorities to interrupt, delay or halt clinical trials of such product candidate and could result in a more restrictive label, or the delay or denial of marketing approval by the FDA or comparable foreign regulatory authorities. We cannot be certain that serious adverse events, or SAEs, will not occur in future clinical trials, which could cause the FDA or comparable foreign regulatory authorities to interrupt, delay or halt clinical trials of such product candidate, approve a more restrictive label than we desire or delay or deny regulatory approval.

In addition, nalbuphine ER, as a mixed k-opioid receptor agonist and μ-opioid receptor antagonist, may be susceptible to side effects associated with drugs having either of those mechanisms of action. k-opioid receptor agonists have been associated with poorly tolerated psychiatric side effects, such as feelings of emotional and mental discomfort, or dysphoria, and hallucinations, at high doses. While we believe that the dual k-opioid receptor agonist and µ-opioid receptor antagonist mechanism of action of nalbuphine reduces the likelihood of such psychiatric side effects, we have observed mild psychiatric side effects, including a few reported cases of mild euphoria, somnolence and feeling relaxed or feeling “high,” in clinical trials of nalbuphine ER to date. µ-opioid receptor antagonists have the potential to precipitate withdrawal effects in patients, including drug addicts, and are associated with respiratory depression and potential cardiac risk. The drug label for nalbuphine, the active ingredient in nalbuphine ER, carries a warning for serious, life-threatening or fatal respiratory depression, and nalbuphine ER, if approved for marketing in any indication, will likely carry a similar label. To support our planned submission of an NDA to the FDA for nalbuphine ER, we will be required to conduct a clinical trial of nalbuphine ER to assess cardiac risk and, due to the association of opioids with endocrine dysfunction, a clinical trial to evaluate potential endocrine side effects. We cannot be certain that any of these side effects often associated with opioids, or other side effects, will not be observed, or observed at more severe levels, in the future, or that the FDA will not require additional trials or impose more severe labeling restrictions due to these side effects or other concerns. Such drug-related side effects could also affect patient recruitment or the ability of enrolled patients to complete a trial or result in potential product liability claims.

In our Phase 2 clinical trial of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, the most frequently reported adverse events associated with nalbuphine ER were nausea, dizziness and headache. In the open-label extension of the trial, nausea, dizziness and fatigue were reported. Across both the Phase 2 clinical trial of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis and the open-label extension, a total of four patients reported SAEs, but none of these events was attributed to nalbuphine ER.

In our Phase 2b/3 trial of nalbuphine ER in patients with uremic pruritus, the most frequently reported adverse events attributed to nalbuphine ER were nausea, vomiting, somnolence and dizziness. In patients with uremic pruritus, SAEs were frequent but were primarily related to associated underlying diseases or to procedural complications related to hemodialysis.

If nalbuphine ER or any future product candidate is associated with adverse events or undesirable side effects or demonstrates unexpected properties, we may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that have initially shown promise in clinical or earlier stage testing were later discovered to cause undesirable or unexpected side effects or raised other safety issues that delayed or prevented further development of the compound.

Many currently approved µ-opioid products are subject to restrictive marketing and distribution regulations which, if applied to nalbuphine ER, could potentially restrict its use and harm our ability to generate profits.

Many currently approved µ-opioid receptor agonists require a Risk Evaluation and Mitigation Strategy, or REMS, as part of their approval by the FDA. REMS programs may require medication guides for patients, special communication plans to healthcare professionals or elements to assure safe use, such as restricted distribution methods, patient registries and/or other risk minimization tools. While nalbuphine ER has a µ-antagonist mechanism of action and has been well-tolerated in clinical trials to date, we have observed a few cases of mild euphoria, somnolence and feeling relaxed or feeling “high,” which are characteristics that have led to misuse, abuse and addiction of µ-opioids. We plan to conduct a HAL study to characterize the abuse potential of oral nalbuphine. If the results of the HAL study suggest that nalbuphine ER may carry risks of misuse, abuse or addiction, or even if the trial indicates that nalbuphine ER does not carry such risks, the FDA may require us to implement a REMS program in connection with any commercialization of nalbuphine ER. We cannot predict whether a REMS program would be required as part of FDA approval of nalbuphine ER and, if required, what requirements it might entail. Any limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensation of nalbuphine ER, if approved. If a REMS program is required, depending on the extent of the REMS requirements, the program might significantly increase our costs to commercialize nalbuphine ER. Furthermore, risks of nalbuphine ER that are not adequately addressed through proposed a REMS program for nalbuphine ER may also prevent or delay any approval for commercialization.

In addition, while nalbuphine is currently not classified as a controlled substance under the federal Controlled Substances Act of 1970, or the CSA, or the regulations of the U.S. Drug Enforcement Agency, or the DEA, it is the only opioid analgesic that is approved for marketing in the United States that is not classified as a controlled substance. It is possible that, based on the results of our HAL study, adverse events in our clinical trials or for other reasons, the DEA could determine that nalbuphine ER should be classified as a controlled substance. The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have no established medicinal use and may not be marketed or sold in the United States. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and carrying the greater level of regulatory control and Schedule V substances considered to present the lowest relative risk of abuse among such substances and, accordingly, the lowest level of regulatory control. Various states also independently regulate controlled substances. Though state-controlled substance laws often mirror federal law, because the states are separate jurisdictions, they may separately regulate drugs as well. While some states automatically classify a drug when the DEA does so, in other states there must be rulemaking or a legislative action. Regulatory authorities in foreign jurisdictions may also determine to classify nalbuphine ER as a controlled substance under different, but potentially no less burdensome, regulations.

If nalbuphine ER is classified as a controlled substance, the level of regulation would depend on how it is scheduled, and we and our suppliers, manufacturers, contractors, distributors and any future customers would be required to obtain and maintain any applicable registrations from state, federal and foreign law enforcement and regulatory agencies and comply with any applicable state, federal and foreign laws and regulations regarding the manufacture, use, sale, importation, exportation and distribution of controlled substances. Also, if nalbuphine ER is classified as a controlled substance, there is a risk that such regulations could limit its supply for use in clinical trials and, in the future, limit our ability to produce and distribute nalbuphine ER in the volume needed to meet potential commercial demand.

Regulations associated with controlled substances govern manufacturing, labeling, packaging, testing, dispensing, production and procurement quotas, record keeping, reporting, handling, shipment and disposal. These regulations increase the personnel needs and the expense associated with development and commercialization of product candidates, including controlled substances. The DEA, and some states, conduct periodic inspections of registered establishments that handle controlled substances. If nalbuphine ER is classified as a controlled substance, failure to obtain and maintain required registrations or comply with any applicable regulations could delay or preclude us from developing and commercializing nalbuphine ER and subject us to enforcement action. The DEA may seek civil penalties, refuse to renew necessary registrations or initiate proceedings to revoke those registrations. In some circumstances, violations could lead to criminal proceedings. Because of the restrictive nature of these regulations, if nalbuphine ER is classified as a controlled substance, depending on how it is scheduled, its commercial prospects could be limited.

Results of preclinical studies and clinical trials may not be predictive of results of later clinical trials.

The outcome of preclinical studies and clinical trials may not be predictive of the success of later clinical trials, and preliminary or interim results of clinical trials do not necessarily predict final results. For instance, nalbuphine ER or any future product candidate may fail to show the desired safety and efficacy in clinical development despite demonstrating positive results in preclinical studies or successfully advancing through Phase 1 and Phase 2 clinical trials. Many pharmaceutical and biotechnology companies have suffered significant setbacks in late-stage clinical trials after achieving positive results in earlier stages of clinical development, and we could face similar setbacks. Similarly, the design of a clinical trial can determine whether its results will support marketing approval of a product and adjustments in the design of a clinical trial may not be possible once the clinical trial has commenced.

At a meeting with the FDA following the completion of our Phase 2 clinical trial of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, the FDA advised us that the findings of the Phase 2 clinical trial may not be reliable and recommended that we conduct an additional Phase 2 dose ranging trial to identify the optimal dose and obtain reliable estimates of treatment effect for the recommended primary efficacy endpoint so as to better design and power our planned Phase 3 clinical trials. In providing such advice, the FDA noted the small number of patients in each arm of the Phase 2 clinical trial and the large differential discontinuation rate among the three treatment arms, as well as our plan to increase the fixed-dose treatment duration from eight weeks in the Phase 2 clinical trial to 12 weeks in our PRISM trial.

We have limited experience in designing pivotal clinical trials, and flaws in the design of a clinical trial could result in significant delays in completing the clinical trial or may require us to abandon the clinical trial altogether or conduct additional clinical trials. For example, we have designed our PRISM trial based on an assumed discontinuation rate that takes into account observed discontinuation rates in our Phase 2 clinical trial of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis. If enrolled patients withdraw from our PRISM trial at a rate that is higher than expected, as occurred in our Phase 2 clinical trial of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, or at rates that are inconsistent across clinical sites and treatment arms, we may not achieve the primary endpoint of the trial, the validity or statistical significance of the trial could be impaired and regulatory authorities may not view the trial as supportive of an application for marketing approval. Preclinical and clinical data are also often susceptible to varying interpretations and analyses. Many pharmaceutical and biotechnology companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval for those product candidates. Even if we believe that the results of clinical trials for nalbuphine ER or any future product candidate warrant marketing approval, the FDA or comparable foreign regulatory authorities may disagree and may not grant marketing approval of the product candidate.

In addition, some of our data for nalbuphine ER for the treatment of pruritus is drawn from post hoc analyses of data subsets from our Phase 2 clinical trials of nalbuphine ER in patients with prurigo nodularis and uremic pruritus. While we believe these data may be useful in informing the design of our PRISM trial and other future Phase 3 clinical trials for nalbuphine ER, post hoc analyses performed after unmasking trial results can result in the introduction of bias and may not be predictive of success in Phase 3 clinical trials.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of patient populations, changes in and adherence to dosing regimens and other clinical trial protocols, as well as the rate of discontinuation among clinical trial participants. If we fail to receive positive results in clinical trials of nalbuphine ER or any future product candidate, the development timeline and regulatory approval and commercialization prospects for those product candidates and, correspondingly, our business and financial prospects would be negatively impacted.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for nalbuphine ER or any future product candidate if we are unable to locate and enroll a sufficient number of eligible patients to participate in clinical trials as required by the FDA or comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of our clinical trials and is affected by many factors, including:

•	the size and nature of the eligible patient population;

•	the severity of the disease under investigation;

•	the proximity of eligible patients to clinical sites;

•	patient referral practices of physicians;

•	the eligibility criteria for the clinical trial;

•	the design of the clinical trial;

•	efforts to facilitate timely enrollment;

•	competing clinical trials; and

•

clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications under investigation.

In particular, the successful completion of our clinical development program for nalbuphine ER for the treatment of pruritus associated with prurigo nodularis is dependent upon our ability to enroll a sufficient number of patients with this severe condition. Other companies are conducting clinical trials or have announced plans for future clinical trials that are seeking, or are likely to seek, to enroll patients with prurigo nodularis, and patients are generally only able to enroll in a single trial at a time. In addition, although there are no drugs approved in the United States or Europe for the treatment of pruritus associated with prurigo nodularis, many patients use various treatments off-label, such as antihistamines or gabapentin, and these patients and their physicians may be reluctant to forgo, discontinue or otherwise alter their use of such off-label therapeutic approaches to participate in our clinical trials.

Our inability to enroll a sufficient number of patients for our clinical trials could result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for nalbuphine ER or any future product candidate, delay or halt the development of and approval processes for such product candidate and jeopardize our ability to commence sales of and generate revenues from such product candidate, any of which could cause the value of our company to decline and limit our ability to obtain additional financing, if needed.

Even if nalbuphine ER or any future product candidate receives marketing approval, we or others may later discover that the product is less effective than previously believed or that it causes undesirable side effects that were not previously identified, which could compromise our ability to market the product.

Clinical trials are conducted in carefully defined sets of patients who have agreed to participate in clinical trials. Consequently, it is possible that our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If, following approval of a product candidate, we or others discover that the product is less effective than previously believed or causes undesirable side effects that were not previously identified, any of the following adverse events could occur:

•	regulatory authorities may withdraw their approval of the product or seize the product;

•	we may be required to recall the product, change the way the product is administered or conduct additional clinical trials;

•	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the product;

•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	we may be required to create a Medication Guide outlining the risks of the previously unidentified side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

Any of these events could harm our business and operations and could negatively impact our stock price.

Even if nalbuphine ER or any future product candidate receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case the market opportunity for nalbuphine ER may be smaller than we estimate and we may not generate significant revenues or become profitable.

We have never commercialized a product, and even if nalbuphine ER or any future product candidate is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. Physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market and may be reluctant to prescribe opioid-based therapies due to perceived risks of misuse, abuse and addiction. Further, patients often acclimate to their current therapies and do not want to switch unless their physicians recommend changing products or they are required to switch therapies due to lack of reimbursement for existing therapies.

Efforts to educate the medical community and third-party payors on the benefits of nalbuphine ER or any future product candidate may require significant resources and may not be successful. If nalbuphine ER or any future product candidate is approved but does not achieve an adequate level of market acceptance, we may not generate significant revenues and we may not become profitable. The degree of market acceptance of nalbuphine ER or any future product candidate, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and safety of the product;

•	the potential and perceived advantages of the product compared to other therapies;

•	the prevalence and severity of any side effects;

•	the potential that the DEA could determine that nalbuphine ER should be classified as a controlled substance;

•	the clinical indications for which the product is approved;

•	whether the product is designated under physician treatment guidelines as a first-, second- or third-line therapy;

•	our ability to offer the product for sale at competitive prices;

•	the product’s convenience and ease of administration;

•	the willingness of the target patient population to try, and of physicians to prescribe, the product;

•	limitations or warnings, including distribution or use restrictions contained in the product’s approved labeling;

•	the strength of sales, marketing and distribution support for the product;

•	the approval of other new products for the same indications;

•	the timing of market introduction of the product as well as competitive products;

•	adverse publicity about the product or favorable publicity about competitive products;

•	potential product liability claims;

•	changes in the standard of care for the targeted indications for the product; and

•	availability and amount of coverage and reimbursement from government payors, managed care plans and other third-party payors.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we intend to focus on developing product candidates for specific indications that we identify as most likely to succeed, in terms of both their potential for marketing approval and commercialization. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that may prove to have greater commercial potential. For example, we currently intend to focus our resources on the development of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis. However, the development of nalbuphine ER for this indication may ultimately prove to be unsuccessful or less successful than another product candidate or other indications that we might have chosen to pursue with our limited resources.

Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to the product candidate.

If we are unable to establish sales, marketing and distribution capabilities or enter into sales, marketing and distribution arrangements with third parties, we may not be successful in commercializing nalbuphine ER or any future product candidates if and when they are approved.

We do not currently have a sales, marketing or distribution infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. If nalbuphine ER receives marketing approval from the FDA in any of our target indications, we believe we will have the opportunity to commercialize it in the United States directly through our own focused, specialty sales organization. If nalbuphine ER receives marketing approval outside the United States, we may develop a variety of collaboration, distribution and other marketing arrangements with one or more third parties to commercialize the product in those markets.

We plan to build focused capabilities to commercialize development programs for certain indications where we believe that medical specialists are sufficiently concentrated to allow us to effectively promote products with a specialty sales team. The development of sales, marketing and distribution capabilities will require substantial resources, will be time-consuming and could delay any product launch. We could prematurely or unnecessarily incur commercialization costs if the commercial launch of a product candidate for which we recruit a sales force and establish marketing and distribution capabilities is delayed or does not occur for any reason. This may be costly, and our business and financial prospects could be significantly affected if we could not retain or reposition our sales and marketing personnel. In addition, we may not be able to hire or retain a sales force in the United States that is sufficient in size or has adequate expertise in the medical markets that we plan to target. If we are unable to establish or retain an adequate sales force and marketing and distribution capabilities, our operating results may be adversely affected. If a potential partner has development or commercialization expertise that we believe is particularly relevant to one of our products, then we may seek to collaborate with that potential partner even if we believe we could otherwise develop and commercialize the product independently.

In certain indications and markets, we may seek to enter into collaborations that we believe may contribute to our ability to advance development and ultimately commercialize nalbuphine ER or any future product candidate. We may also seek to enter into collaborations where we believe that realizing the full commercial value of our development programs will require access to broader geographic markets or the pursuit of broader patient populations or indications. As a result of entering into arrangements with third parties to perform sales, marketing and distribution services, our product revenues or the profitability of these product revenues may be substantially lower than if we were to directly market and sell products in those markets. Furthermore, we may be unsuccessful in entering into the necessary arrangements with third parties or may be unable to do so on terms that are favorable to us. In addition, we may have little or no control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively.

If we do not establish sales, marketing and distribution capabilities, either on our own or in collaboration with third parties, we will not be successful in commercializing any product candidate that receives marketing approval.

We face substantial competition, which may result in others developing or commercializing products before or more successfully than we do.

The development and commercialization of new products is highly competitive. We expect that we will face significant competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to nalbuphine ER or any future product candidate that we may seek to develop or commercialize. Our competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, have fewer or more tolerable side effects or are more convenient or less costly than nalbuphine ER or any future product candidate we may develop, which could render any product candidates obsolete and noncompetitive. Our competitors also may obtain FDA or other marketing approval for their products before we are able to obtain approval for ours, which could result in competitors establishing a strong market position before we are able to enter the applicable market.

If nalbuphine ER is approved for the treatment of pruritus associated with prurigo nodularis, we expect that it would compete with a number of therapeutics that are used off-label to treat prurigo nodularis, including anti-itch creams and emollients, oral or injectable antihistamines, gabapentin and Lyrica (pregabalin), which are prescription medicines approved for the treatment of seizures and neuropathic pain, naltrexone and UVB light therapy. We also expect that nalbuphine ER might compete with product candidates currently in clinical development in this indication, including serlopitant, an oral neurokinin-1 receptor antagonist being developed by Menlo Therapeutics that is in Phase 3 clinical trials; nemolizumab, an anti-interleukin-31 receptor A humanized monoclonal antibody being developed by Galderma; and KPL-716, a monoclonal antibody targeting oncostatin M receptor beta being developed by Kiniksa Pharmaceuticals. In addition, a number of other product candidates are currently in clinical development to treat other pruritic conditions and nalbuphine ER, if approved for the treatment of pruritus associated with prurigo nodularis or for any other serious neurologically mediated condition, could face competition from these product candidates. These product candidates include KORSUVA, a k-opioid receptor agonist being developed by Cara Therapeutics that is in Phase 3 clinical trials for administration by injection for uremic pruritus and earlier-stage clinical trials for oral administration for uremic pruritus and pruritus associated with chronic liver disease, and tradipitant, an oral neurokinin-1 receptor antagonist being developed by Vanda Pharmaceuticals that is in Phase 3 clinical trials for chronic pruritus in patients with atopic dermatitis.

If nalbuphine ER is approved for the treatment of pruritus associated with chronic liver disease, we expect that it would compete with a number of therapeutic that are used off-label to treat pruritus associated with chronic liver disease, which may include bile acid sequestrants, such as cholestyramine, which are used off label and generally as first-line therapy, although they typically provide only modest relief. Cholestyramine is marketed as Questran in the United States and as Colestyr, Efensol, Ipocol, Kolestran, Lipocol, Olestyr, Prevalite or Quantalan in various other countries. Treatment of pruritus associated with chronic liver disease may also include second-line therapies such as the antibiotic rifampicin, naltrexone, the anti-depressant sertraline, as well as phototherapy and drugs such as gabapentin and Lyrica (pregabalin), which are prescription medicines approved for the treatment of seizures and neuropathic pain. In addition, it is possible that therapies to reduce chronic liver disease, such as ursodeoxycholic acid, which is approved for the treatment of primary biliary cholangitis, could reduce the need for therapies to treat pruritus associated with chronic liver disease.

If nalbuphine ER is approved for the treatment of chronic cough associated with idiopathic pulmonary fibrosis, or IPF, we expect that it would compete with product candidates currently in development for the treatment of chronic cough, such as RVT-1601, a formulation of cromolyn sodium being developed by Respivant Sciences, and expect that it might also compete with other product candidates currently in development for the treatment of chronic cough by companies including Merck and Nerre Therapeutics. In addition, it is possible that product candidates currently in development for the treatment of IPF could, if approved, reduce the need for therapies to treat chronic cough associated with IPF.

If nalbuphine ER is approved for the treatment of levodopa-induced dyskinesia, or LID, in patients with Parkinson’s disease, we expect that it would compete with Gocovri, an extended release capsule formulation of amantadine marketed by Adamas Pharmaceuticals, and expect that it might also compete with other product candidates currently in development for the treatment of LID by companies including Lundbeck, Addex Therapeutics and IRLAB Therapeutics. In addition, it is possible that product candidates currently in development for the treatment of Parkinson’s disease by companies could, if approved, reduce the need for therapies to treat LID.

Many of our potential competitors, alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining marketing approvals and commercializing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials.

If the FDA or comparable foreign regulatory authorities approve generic versions of any of our products that receive marketing approval, or such authorities do not grant our products appropriate periods of data exclusivity before approving generic versions of our products, the sales of our products could be adversely affected.

Once an NDA is approved, the product covered thereby becomes a “reference-listed drug” in the FDA’s publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” or the Orange Book. Manufacturers may seek approval of generic versions of reference-listed drugs through submission of abbreviated new drug applications, or ANDAs, in the United States. In support of an ANDA, a generic manufacturer need not conduct clinical trials. Rather, the applicant generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration and conditions of use or labeling as the reference-listed drug and that the generic version is bioequivalent to the reference-listed drug, meaning it is absorbed in the body at the same rate and to the same extent. Generic products may be significantly less costly to bring to market than the reference-listed drug and companies that produce generic products are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference-listed drug may be typically lost to the generic product.

The FDA may not approve an ANDA for a generic product until any applicable period of non-patent exclusivity for the reference-listed drug has expired. The Federal Food, Drug, and Cosmetic Act, or FDCA, provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity, or NCE. Specifically, in cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification that a patent covering the reference-listed drug is either invalid or will not be infringed by the generic product, in which case the applicant may submit its application four years following approval of the reference-listed drug. It is unclear whether the FDA will treat the active ingredients in our product candidates as NCEs and, therefore, afford them five years of NCE data exclusivity if they are approved. If any product we develop does not receive five years of NCE exclusivity, the FDA may approve generic versions of such product three years after its date of approval, subject to the requirement that the ANDA applicant certifies to any patents listed for our products in the Orange Book. Manufacturers may seek to launch these generic products following the expiration of the applicable marketing exclusivity period, even if we still have patent protection for our product.

Competition from generic versions of any products we develop could negatively impact our future revenue, profitability and cash flows and substantially limit our ability to obtain a return on our investments in those products.

Even if we are able to commercialize a product candidate, the product may become subject to unfavorable pricing regulations, third-party payor reimbursement practices or healthcare reform initiatives, any of which could harm our business.

The commercial success of any product we develop will depend substantially, both in the United States and other countries, on the extent to which the costs of the product will be paid by third-party payors, including government health administration authorities and private health coverage insurers. If coverage and reimbursement are not available, or reimbursement is available only to limited levels, we may not be able to successfully commercialize that product. Even if coverage is provided for the product, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a return on our investments. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of any product we commercialize to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drugs. Marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we may obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, which may negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if those product candidates obtain marketing approval.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Therefore, our ability to commercialize any product candidate will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from third-party payors. Third-party payors decide which medications they will cover and establish reimbursement levels. The healthcare industry is acutely focused on cost containment, both in the United States and other countries. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell products profitably. These payors may not view our products, if any, as cost-effective, and coverage and reimbursement may not be available to our customers or may not be sufficient to allow our products, if any, to be marketed on a competitive basis. Cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower than anticipated product revenues. If the prices for our products, if any, decrease or if governmental and other third-party payors do not provide coverage or adequate reimbursement, our prospects for revenue and profitability will suffer.

The commercial potential of any products we are able to commercialize depends in part on reimbursement by government health administration authorities, private health insurers and other organizations. If we are unable to obtain coverage or reimbursement for those products at the levels anticipated, our financial condition could be harmed. Additionally, if new compounds currently in development by potential competitors obtain marketing approval, there may be downward pressure on reimbursement levels for therapies in our target indications, which could have a negative impact on our ability to achieve and maintain profitability.

There may also be delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including development, manufacture, sale and distribution. Reimbursement rates may vary, by way of example, according to the use of the product and the clinical setting in which it is used. Reimbursement rates may also be based on reimbursement levels already set for lower cost drugs or may be incorporated into existing payments for other services.

In addition, increasingly, third-party payors are requiring higher levels of evidence of the benefits and clinical outcomes of new therapies and are challenging the prices charged for new products. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if available, that the reimbursement rates will be adequate. Further, the net reimbursement for drug products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. An inability to promptly obtain coverage and adequate payment rates from both government-funded and private payors for any of our product candidates for which we obtain marketing approval could significantly harm our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Product liability lawsuits could divert our resources, cause us to incur substantial liabilities and limit commercialization of any products that we may develop or in-license.

We face an inherent risk of product liability claims as a result of our clinical trials, despite obtaining appropriate informed consents from our clinical trial participants. We will face an even greater risk if we commercialize any product that we may develop. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any products that we may develop or in-license;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend resulting litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

Although we maintain product and clinical trial liability insurance of up to $5.0 million in the aggregate, our insurance coverage may not fully cover potential liabilities that we may incur. The cost of any product or clinical trial liability litigation or other proceeding, even if resolved in our favor, could be substantial. We will need to increase our insurance coverage if we commercialize any product that receives marketing approval. If we are unable to maintain sufficient insurance coverage at an acceptable cost or otherwise protect against potential clinical trial liability or product liability claims, the development and commercial production and sale of nalbuphine ER or any future product candidate could be prevented or inhibited, which could harm our business, financial condition, results of operations and prospects.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our clinical trials. If they do not perform satisfactorily, our business could be harmed.

We do not independently conduct clinical trials of our product candidate. We rely, and expect to continue to rely, on third parties, such as clinical research organizations, or CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct our clinical trials of nalbuphine ER and any future product candidate that we may develop. These third parties may terminate their engagements with us under certain circumstances. We may not be able to enter into alternative arrangements or do so on commercially reasonable terms. In addition, there is a natural transition period when a new CRO begins work on a clinical trial. As a result, delays would likely occur, which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition and prospects.

Further, although our reliance on these third parties for clinical development activities limits our control over these activities, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, as well as applicable legal, regulatory and scientific standards. Moreover, the FDA requires us to comply with standards, commonly referred to as current Good Clinical Practices, or cGCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. The FDA enforces these cGCPs through periodic inspections of clinical trial sponsors, principal investigators, clinical trial sites and institutional review boards. If we or our third-party contractors fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving the applicable product candidate, which would delay the marketing approval process. We cannot be certain that, upon inspection, the FDA will determine that any of our clinical trials complies with cGCPs. Similar regulatory requirements apply outside the United States, including the International Council for Harmonisation of Technical Requirements for the Registration of Pharmaceuticals for Human Use, or ICH. We are also required to register clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, the third parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with our contractors, we cannot control whether they devote sufficient time, skill and resources to our ongoing development programs. Additionally, these third parties may have relationships with other commercial entities, including potential competitors, for which they may also be conducting clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. Third parties may not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our protocols. For example, we have terminated clinical investigators from our clinical trials due to suspected non-compliance with regulatory requirements. If the third parties on which we rely do not carry out their duties, meet their deadlines or comply with regulatory requirements, we will not be able to, or may be delayed in our efforts to, successfully commercialize nalbuphine ER or any future product candidate. In such an event, our financial results and the commercial prospects for any product candidates that we seek to develop could be harmed, our costs could increase and we may not be able to generate revenues or become profitable.

We contract with third parties for the manufacture, storage, packaging and distribution of nalbuphine ER for clinical trials, including a single supplier for the active ingredient, and expect to continue to rely on third parties for these services in connection with our future development and commercialization efforts for nalbuphine ER and any future product candidates.

We currently have no manufacturing facilities and a relatively small number of personnel with sufficient experience to oversee the manufacturing process. We rely, and plan to continue to rely, on contract manufacturers and other third-party contractors to manufacture, store, package and distribute both drug substance and drug product for our clinical trials. If any of our product candidates receive regulatory approval, we plan to continue to rely upon contract manufacturers, and, potentially, collaboration partners, to manufacture commercial quantities of such products. We may be unable to establish any further agreements with contract manufacturers or any other third-party contractors, or may fail to do so on acceptable terms or when needed. Even if we are able to establish agreements with such third-party contractors, reliance on third-party contractors entails additional risks, including:

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manufacturing delays if our third-party contractors prioritize the supply of other companies’ products over nalbuphine ER or any future product candidates or otherwise fail to satisfactorily perform according to the terms of the agreements between us and them, or if unforeseen events in the manufacturing process arise;

•	the possible termination or nonrenewal of agreements by our third-party contractors at a time that is costly or inconvenient for us;

•	the possible breach by third-party contractors of our agreements with them;

•	the failure of third-party contractors to comply with applicable regulatory requirements;

•	the possible mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

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the possibility of clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how.

We do not have long-term supply agreements with any of our contract manufacturers. If any of our existing manufacturers should become unavailable to us for any reason, we may incur delays in identifying or qualifying replacements. Any performance failure on the part of our contract manufacturers or the other third-party contractors that we use to store and distribute drug substance and drug product could be disruptive to our operations and delay clinical development or marketing approval of nalbuphine ER or any future product candidates of ours or commercialization of any resulting products, producing additional losses and depriving us of potential product revenue.

We also rely, and plan to continue to rely, on a single supplier, Mallinckrodt, for nalbuphine drug substance. We do not have agreements in place with Mallinckrodt that guarantee supply quantities or pricing. Any significant delay in acquisition, increase in cost or decrease in availability of nalbuphine drug substance could considerably delay the manufacture of nalbuphine ER, which could adversely impact the timing of our current and planned clinical trials and potential regulatory approval and commercialization of nalbuphine ER. Although we believe there are alternate sources of supply that could satisfy our clinical and commercial requirements for nalbuphine drug substance, we have not qualified any alternate sources and cannot assure you that we would be able to establish relationships with any such sources in a timely fashion, on commercially reasonable terms or at all.

If nalbuphine ER or any future product candidates are approved by any regulatory agency, we will need to enter into agreements with third-party contract manufacturers for the commercial production and distribution of those products. In addition, we may face competition for access to manufacturing facilities as there may be a limited number of contract manufacturers operating under cGMPs that are able manufacture any such product. Consequently, we may not be able to reach agreement with third-party manufacturers on satisfactory terms, in a timely manner or at all, which could delay our commercialization efforts.

Third-party manufacturers are required to comply with cGMPs and similar regulatory requirements outside the United States, such as the ICH. Facilities used by our third-party manufacturers must be approved by the FDA after we submit an NDA and before potential approval of the applicable product candidate. Similar regulations apply to manufacturers of product candidates for use or sale in foreign countries. We do not control the manufacturing process and are completely dependent on our third-party manufacturers for compliance with the applicable regulatory requirements for the manufacture of nalbuphine ER. We expect that we would be similarly dependent on third-party manufacturers of nalbuphine ER at commercial scale or any future product candidate. If our manufacturers cannot successfully manufacture drug substance or drug product that conforms to our specifications or the strict regulatory requirements of the FDA and any applicable foreign regulatory authority, they will not be able to secure the applicable approval for their manufacturing facilities. If these facilities are not approved for commercial manufacture, we may need to find alternative manufacturing facilities, which could result in delays in obtaining approval for the applicable product candidate and any future commercialization efforts.

In addition, our manufacturers are subject to ongoing periodic inspections by the FDA and corresponding state and foreign agencies for compliance with cGMPs and similar regulatory requirements both prior to and following the receipt of marketing approval for any product candidate. Some of these inspections may be unannounced. Failure by any of our manufacturers to comply with applicable cGMPs or other regulatory requirements could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspensions or withdrawals of approvals, operating restrictions, seizures or recalls of product candidates, interruptions in supply and criminal prosecutions, any of which could significantly impact the available supplies of nalbuphine ER or any future product candidate and harm our business, financial condition and results of operations.

Our current and anticipated future dependence upon others for the manufacture of nalbuphine ER or any future product candidate may harm our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

We may seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

While we have not entered into any collaborations to date, we may seek to establish one or more collaborations for the development and commercialization of nalbuphine ER or any future product candidate. Potential collaborators may include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies, biotechnology companies and academic research institutions. In addition, if we are able to obtain marketing approval for any product candidates from foreign regulatory authorities, we intend to enter into strategic relationships with international biotechnology or pharmaceutical companies for the commercialization of those product candidates outside of the United States.

We face significant competition in seeking appropriate collaborators. There have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the potential differentiation of our product candidates from competing product candidates, design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities and the regulatory pathway for any such approval, the potential market for the product candidate, the costs and complexities of manufacturing and delivering the product to patients and existing or potential competing products. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available for collaboration and whether such a collaboration could be more attractive than a collaboration with us. Any collaboration agreements that we enter into in the future may also contain restrictions on our ability to enter into other potential collaborations or to develop specified product candidates. We may not be able to negotiate collaborations on a timely basis, on acceptable terms or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay the potential commercialization of such product candidate, reduce the scope of any sales or marketing activities or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

If we establish one or more collaborations, all of the risks relating to product development, regulatory approval and commercialization described in this prospectus would also apply to the activities of any such future collaborators.

If we enter into collaborations with third parties for the development or commercialization of nalbuphine ER or any future product candidate, our prospects with respect to those product candidates will depend in significant part on the success of those collaborations.

We may seek to enter into collaborations with third parties for the development or commercialization of nalbuphine ER or any future product candidate. If we enter into any such collaborations, we would have limited control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of any such product candidates. Our ability to generate revenues from these arrangements would depend on any future collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. In addition, any future collaborators may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms.

Collaborations involving a product candidate would pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

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collaborators may not pursue development and commercialization of the product candidates under the collaboration or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition of the collaborator, that divert resources or create competing priorities;

•	collaborators may be involved in a business combination, and could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed by us;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with the product candidates under the collaboration;

•	collaborators with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

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collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability, or misappropriate our intellectual property or other proprietary information;

•	collaborators may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements;

•	disputes may arise between the collaborators and us regarding ownership of or other rights in the intellectual property generated in the course of the collaborations; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all.

Risks Related to Our Intellectual Property

If we fail to comply with our obligations under our existing and any future intellectual property licenses with third parties, we could lose license rights that are critical to our business or owe damages to the licensor of such intellectual property.

We are party to an exclusive license agreement with Endo Pharmaceuticals Inc. under which we have licensed certain patent rights and know-how to develop and commercialize products incorporating nalbuphine hydrochloride in any formulation, including an extended release formulation such as nalbuphine ER. We are also party to an exclusive license agreement with Rutgers University under which we have licensed certain patent rights and know-how to develop and commercialize products incorporating nalbuphine for any human or animal use. We may in the future seek additional licenses from others to develop and commercialize additional product candidates or technologies. These licenses may not provide exclusive rights to use the relevant intellectual property in all desired fields of use and in all territories in which we may wish to develop or commercialize product candidates in the future. It is also possible that we may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all.

Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, development and commercialization, milestone payment, royalty and other obligations on us. See

“Business—License Agreements” for additional details. If we fail to comply with our material obligations under these agreements, or if we are subject to a bankruptcy event, the licensor may have the right to terminate the license or convert the license to a non-exclusive license, in which event we may be required to negotiate a new or reinstated license with less favorable terms or would not be able to exclusively market, or market at all, products covered by the license. Any such event could have a material adverse impact on our business.

Disputes may also arise regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our activities or product candidates may infringe the intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under any collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship or ownership of inventions and know-how resulting from joint creation or use of intellectual property by licensors and us; and

•	the priority of invention of any patented technology.

If disputes over intellectual property that we license prevent or impair our ability to maintain those license arrangements on acceptable terms or at all, we may be unable to successfully develop and commercialize any affected product candidates.

If we are unable to obtain and maintain sufficient patent protection for nalbuphine ER or any future product candidate, or if the scope of the patent protection is not sufficiently broad, competitors could develop and commercialize products similar or identical to such product candidate, and our ability to successfully commercialize such product candidate may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to nalbuphine ER and any future product candidates. If we do not adequately protect our intellectual property rights, competitors may erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. To protect our proprietary position, we have licensed exclusive rights under patents, prosecuted additional patents and filed patent applications in the United States and other countries related to methods of use and formulations of nalbuphine ER. The patent application and approval process is expensive and time-consuming. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner or at all.

Agreements through which we license patent rights may not give us control over patent prosecution or maintenance, so that we may not be able to control which claims or arguments are presented and may not be able to secure, maintain or successfully enforce necessary or desirable patent protection from those patent rights. We may not have primary control over patent prosecution and maintenance for certain of the patents and patent applications we may license, and therefore cannot guarantee that these patents and applications will be prosecuted in a manner consistent with the best interests of our business. We cannot be certain that patent prosecution and maintenance activities by our licensors or other responsible third parties have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope or patent term adjustments. If we, our licensors or any future partners, collaborators, licensors or licensees fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our licensors or any future partners, collaborators, licensors or licensees disagree or do not fully cooperate with us as to the prosecution, maintenance or enforcement of any patent rights, those patent rights could be compromised. We, our licensors and any future partners, collaborators, licensors and licensees may also fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. In addition, the determination of patent rights with respect to pharmaceutical compounds commonly involves complex legal and factual questions, which in recent years have been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Similarly, we cannot be certain that parties from whom we do or may license or purchase patent rights were the first to make relevant claimed inventions, or were the first to file for patent protection for them. If third parties have filed patent applications on inventions claimed in our patents or applications on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether our invention was derived from theirs.

Moreover, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, our patents or pending patent applications may be challenged in the courts or patent offices in the United States and other countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it may be used to invalidate a patent, or may prevent a patent from issuing from a pending patent application. For example, such patent filings may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or to other patent offices around the world. Alternatively or additionally, we may become involved in post-grant review procedures, oppositions, derivation, proceedings, reexaminations, inter partes review or interference proceedings, in the United States or other countries, challenging patents or patent applications in which we have rights, including patents on which we rely to protect our business. An adverse determination in any such challenge may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical products or product candidates, or limit the duration of the patent protection of nalbuphine ER or any future product candidates of ours. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Furthermore, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. As a result, the inventorship or ownership of our intellectual property may be challenged in the future.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. In addition, the laws of foreign countries may not protect our rights to the same extent or in the same manner as the laws of the United States. For example, patent laws in various jurisdictions, including significant commercial markets such as Europe, restrict the patentability of methods of treatment of the human body more than United States law does.

Issued patents that we have or may obtain or license may not provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent patents by developing similar or alternative technologies or products in a non-infringing manner. Our competitors may also seek approval to market their own products similar to or otherwise competitive with any products that we are able to develop and commercialize. Alternatively, our competitors may seek to market generic versions of any approved products by submitting ANDAs to the FDA claiming that patents owned or licensed by us are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid or unenforceable or find that competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

Pursuant to the terms of our license agreements with third parties, we have the right, but not the obligation, to control enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents. Even if we pursue such enforcement or defense, we will require the cooperation of our licensors, and cannot guarantee that we would receive it and on what terms. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. If we cannot obtain patent protection, or enforce existing or future patents against third parties, our competitive position and our financial condition could suffer.

If we are unable to protect the confidentiality of our trade secrets, the value of our products could be negatively impacted and our business would be harmed.

In addition to the protection afforded by patents, we also rely on trade secret protection for certain aspects of our intellectual property. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, consultants, independent contractors, advisors, contract manufacturers, suppliers and other third parties. We also enter into confidentiality and invention or patent assignment agreements with employees and certain consultants. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. Further, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such third party, or those to whom they communicate such technology or information, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our business and competitive position could be harmed.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Our competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both.

In any patent infringement proceeding, there is a risk that a court will decide that one of our patents is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving one or more of our patents could limit our ability to assert those patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of shares of our common stock. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years and require substantial resources. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming, its outcome would be uncertain and it could prevent or delay us from developing or commercializing nalbuphine ER or any future product candidate.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell products without infringing the intellectual property and other proprietary rights of third parties. Third parties may have U.S. and non-U.S. issued patents and pending patent applications relating to compounds and methods of use for the treatment of the disease indications for which we are developing, or may in the future develop, nalbuphine ER or any future product candidate. If any third-party patents or patent applications are found to cover nalbuphine ER or any future product candidate or their methods of use, we may not be free to manufacture or market the product candidates as planned without obtaining a license, which may not be available on commercially reasonable terms, or at all.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our nalbuphine ER or any future product candidates, including interference proceedings before the USPTO. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to nalbuphine ER or any future product candidate. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that nalbuphine ER or any future product candidate may be accused of infringing. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the relevant patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate or product. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively or additionally, it could include terms that impede or eliminate our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing nalbuphine ER or any future product candidate or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Recent patent reform legislation in the United States, including the Leahy-Smith America Invents Act, or the America Invents Act, could increase those uncertainties and costs. The America Invents Act was signed into law on September 16, 2011, and many of the substantive changes became effective on March 16, 2013. The America Invents Act reformed United States patent law in part by changing the U.S. patent system from a “first to invent” system to a “first inventor to file” system, expanding the definition of prior art, and developing a post-grant review system. This legislation changes United States patent law in a way that may weaken our ability to obtain patent protection in the United States for those applications filed after March 16, 2013.

Further, the America Invents Act created new procedures to challenge the validity of issued patents in the United States, including post-grant review and inter partes review proceedings, which some third parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent with an effective filing date of March 16, 2013 or later, a petition for post-grant review can be filed by a third party in a nine-month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine-month period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of our patents are challenged by a third party in such a USPTO proceeding, there is no guarantee that we or our licensors or collaborators will be successful in defending the patent, which would result in a loss of the challenged patent right to us.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations.

Additionally, there have been recent proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact our ability to enforce our patents. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not be able to enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States are less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where we do pursue patent protection, there can be no assurance that any patents will issue with claims that cover our products. Our competitors may export otherwise infringing products to territories where we have no patent protection or where we may obtain patent protection, but where patent enforcement is not as strong as that in the United States, and our issued or licensed patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, including India, China and other developing countries, do not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in certain countries outside the United States and Europe.

Agreements through which we license patent rights may not give us sufficient rights to permit us to pursue enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents (or control of enforcement or defense) of such patent rights in all relevant jurisdictions as requirements may vary.

Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and resources from other aspects of our business. Moreover, such proceedings could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, while we intend to protect our intellectual property rights in major markets for any products that we are able to develop, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market any such products. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees and our licensors’ employees, including our senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including some which may be competitors or potential competitors. Some of these employees, including each member of our senior management, executed proprietary rights, non-disclosure, non-competition and non-solicitation agreements, or similar agreements, in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such third party. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize nalbuphine ER or any future product candidate. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, which may result in claims by or against us related to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, the failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering nalbuphine ER or any future product candidate, our competitive position would be adversely affected.

If we are unable to obtain licenses from third parties on commercially reasonable terms, our business could be harmed.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize nalbuphine ER or any future product candidate, in which case we would be required to obtain a license from these third parties. If we are unable to license such technology, or if we are forced to license such technology on unfavorable terms, our business could be materially harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business, and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales or an obligation on our part to pay royalties and/or other forms of compensation in connection with any sales we make. Even if we are able to obtain a license, it may be non-exclusive, which could enable our competitors to obtain access to the same technologies licensed to us.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

If the FDA does not conclude that nalbuphine ER for the treatment of pruritus associated with prurigo nodularis or any other development program satisfies the requirements under Section 505(b)(2) of the FDCA, or Section 505(b)(2), or if the requirements for such programs are not as we expect, the approval pathway for these programs will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in any case may not be successful.

We commenced our pivotal PRISM trial of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis and expect to conduct an additional Phase 3 clinical trial of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis under the FDA’s Section 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, added Section 505(b)(2) to the FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant, and for which the applicant has not received a right of reference, which could expedite the development program for nalbuphine ER for the treatment of pruritus associated with prurigo nodularis and any future product candidates by potentially decreasing the amount of preclinical and clinical data that we would need to generate in order to obtain FDA approval. However, while we believe that nalbuphine ER is a reformulation of an existing drug or biologic and, therefore, will not be treated as a new chemical entity, or NCE, the submission of an NDA under the Section 505(b)(2) or similar regulatory pathway does not preclude the FDA from determining that nalbuphine ER is an NCE and therefore not eligible for review under such regulatory pathway.

If the FDA does not allow us to pursue the Section 505(b)(2) or similar regulatory pathway as anticipated, we may need to conduct additional preclinical experiments and clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for nalbuphine ER for the treatment of pruritus associated with prurigo nodularis and any future product candidates, and complications and risks associated with these product candidates, would likely increase significantly. Moreover, inability to pursue the Section 505(b)(2) or similar regulatory pathway could result in new competitive products reaching the market more quickly than our product candidates, which would likely harm our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) or similar regulatory pathway, our product candidates may not receive the requisite approvals for commercialization.

In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last few years, certain competitors and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our potential future NDAs for up to 30 months depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway for our product candidates, there is no guarantee this would ultimately lead to faster product development or earlier approval.

Moreover, even if our product candidates are approved under the Section 505(b)(2) pathway, the approval may be subject to limitations on the indicated uses for which the products may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.

Even if we complete the necessary preclinical studies and clinical trials, the regulatory approval process is expensive, time consuming and uncertain and may prevent us from obtaining approvals for the commercialization of nalbuphine ER or any future product candidate. As a result, we cannot predict when or if, and in which territories, we will obtain marketing approval to commercialize a product candidate.

The research, testing, manufacturing, labeling, approval, selling, marketing, promotion and distribution of products are subject to extensive regulation by the FDA and comparable foreign regulatory authorities. We are not permitted to market nalbuphine ER or any other product candidate in the United States until we receive approval of an NDA from the FDA or in other countries until we receive marketing approval from the applicable regulatory authorities outside the United States. We have not submitted an application for or received marketing approval for any product candidate in the United States or in any other jurisdiction. We have limited experience in conducting and managing the clinical trials necessary to obtain marketing approvals, including FDA approval of an NDA.

The process of obtaining marketing approvals, both in the United States and other countries, is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authorities. The FDA or other regulatory authorities may determine that nalbuphine ER or any future product candidate is not safe and effective, only moderately effective or has undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

In addition, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Any delay in obtaining or failure to obtain required approvals and clearances could negatively impact our ability to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact our stock price.

We have conducted, are conducting and intend in the future to conduct clinical trials for nalbuphine ER, and may conduct clinical trials for any future product candidates, at sites outside the United States. The FDA may not accept data from trials conducted in such locations and the conduct of trials outside the United States could subject us to additional delays and expense.

We have conducted, are conducting and intend in the future to conduct clinical trials for nalbuphine ER, and may conduct clinical trials for any future product candidates, at trial sites that are located outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with cGCPs. The FDA must be able to validate the data from the trial, including, if necessary, through an onsite inspection. The trial population must also have a similar profile to the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful, except to the extent the disease being studied does not typically occur in the United States. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also complied with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt our development of nalbuphine ER or the applicable future product candidate.

In addition, the conduct of clinical trials outside the United States could have a significant adverse impact on us. Risks inherent in conducting international clinical trials include:

•	clinical practice patterns and standards of care that vary widely among countries;

•	non-U.S. regulatory authority requirements that could restrict or limit our ability to conduct our clinical trials;

•	administrative burdens of conducting clinical trials under multiple non-U.S. regulatory authority schema;

•	foreign exchange rate fluctuations; and

•	diminished protection of intellectual property in some countries.

Failure to obtain marketing approval in foreign jurisdictions would prevent nalbuphine ER or any future product candidate from being marketed in other countries. Any marketing approval we are granted in the United States would not assure marketing approval in foreign jurisdictions.

In order to market and sell products in the European Union and other foreign jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The marketing approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, a product must be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may file for marketing approvals but not receive necessary approvals to commercialize any products in any market. Obtaining non-U.S. regulatory approvals and compliance with non-U.S. regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of any product candidates in any country. In addition, if we fail to obtain the non-U.S. approvals required to market products outside the United States or if we fail to comply with applicable non-U.S. regulatory requirements, our target markets will be reduced and our ability to realize the full market potential of nalbuphine ER or any future product candidate will be harmed and our business, financial condition, results of operations and prospects may be adversely affected.

Additionally, on June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as Brexit. On March 29, 2017, the country formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. Since a significant proportion of the regulatory framework in the United Kingdom is derived from European Union directives and regulations, the referendum could materially impact the regulatory regime with respect to the approval of nalbuphine ER or any future product candidate in the United Kingdom or the European Union. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing product candidates in the United Kingdom and/or the European Union and restrict our ability to generate revenue and achieve and sustain profitability. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or European Union for product candidates, which could significantly and materially harm our business.

A fast track designation, grant of priority review status or breakthrough therapy status by the FDA is not assured and, in any event, may not actually lead to a faster development or regulatory review or approval process and, moreover, would not assure FDA approval of nalbuphine ER or any future product candidate.

We may be eligible for fast track designation, priority review or breakthrough therapy status for product candidates we may develop. If a product candidate is intended for the treatment of a serious or life-threatening disease or condition and the product candidate demonstrates the potential to address unmet medical needs for this disease or condition, the product candidate sponsor may apply for FDA fast track designation. If a product candidate offers major advances in treatment, the product candidate sponsor may apply for FDA priority review status. Additionally, a product candidate may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. The FDA has broad discretion whether or not to grant these designations, so even if we believe a particular product candidate is eligible for such designation or status, the FDA could decide not to grant it. Moreover, even if we do receive such a designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures and there is no assurance that the product candidate will be approved by the FDA.

Even if we obtain marketing approvals for a product, the terms of approvals and ongoing regulation of such product may limit how we manufacture and market the product, which could impair our ability to generate revenue.

Once marketing approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. We would therefore be required to comply with requirements concerning advertising and promotion for any product for which we obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved.

In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We and our contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs.

Accordingly, assuming we receive marketing approval for one or more products, we and our contract manufacturers will continue to expend time, money and effort in a number of areas of regulatory compliance, including manufacturing, production, product surveillance and quality control.

If we are not able to comply with post-approval regulatory requirements, we could have the marketing approvals for any products withdrawn by regulatory authorities and our ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

We expect that any regulatory approval to market nalbuphine ER in the United States will be limited by indication. If we fail to comply or are found to be in violation of FDA and other regulations restricting the promotion of nalbuphine ER for unapproved uses, we could be subject to criminal penalties, substantial fines or other sanctions and damage awards.

If our clinical trials are successful, we intend to seek approval to market nalbuphine ER for the treatment of pruritus associated with prurigo nodularis. If we obtain regulatory approval to market nalbuphine ER with an indication statement for the treatment of pruritus associated with prurigo nodularis, we will likely be prohibited from marketing nalbuphine ER using any promotional claims relating to treatment of pruritus generally. Marketing of nalbuphine ER may also be limited by regulatory authorities based on use as a monotherapy or adjuvant, concomitant medications, severity of pruritus and other factors.

The regulations relating to the promotion of products for unapproved uses are complex and subject to substantial interpretation by the FDA, EMA and other government agencies. While we have, and may in the future conduct, clinical trials to evaluate the use of nalbuphine ER to treat pruritic conditions other than pruritus associated with prurigo nodularis, nalbuphine ER cannot not be promoted for uses other than uses approved in the labeling by the FDA, EMA or other applicable regulatory authorities. Physicians may nevertheless prescribe nalbuphine ER off-label to their patients in a manner that is inconsistent with the approved label. We intend to implement compliance and training programs designed to ensure that our sales and marketing practices comply with applicable regulations. Notwithstanding these programs, the FDA or other government agencies may allege or find that our practices constitute prohibited promotion of nalbuphine ER for unapproved uses. We also cannot be sure that our employees will comply with company policies and applicable regulations regarding the promotion of products for unapproved uses.

In recent years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various federal and state regulatory, investigative, prosecutorial and administrative entities in connection with the promotion of products for unapproved uses and other sales practices, including the Department of Justice and various U.S. Attorneys’ Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the Federal Trade Commission and various state Attorneys General offices. These investigations have alleged violations of various federal and state laws and regulations, including claims asserting antitrust violations, violations of the FDCA, the False Claims Act, the Prescription Drug Marketing Act and anti-kickback laws, and other alleged violations in connection with the promotion of products for unapproved uses, pricing and Medicare and/or Medicaid reimbursement. Many of these investigations originate as “qui tam” actions under the False Claims Act. Under the False Claims Act, any individual can bring a claim on behalf of the government alleging that a person or entity has presented a false claim, or caused a false claim to be submitted, to the government for payment. The person bringing a qui tam suit is entitled to a share of any recovery or settlement. Qui tam suits, also commonly referred to as “whistleblower suits,” are often brought by current or former employees. In a qui tam suit, the government must decide whether to intervene and prosecute the case. If it declines, the individual may pursue the case alone.

If the FDA or any other governmental agency initiates an enforcement action against us or if we are the subject of a qui tam suit and it is determined that we violated prohibitions relating to the promotion of products for unapproved uses, we could be subject to substantial civil or criminal fines or damage awards and other sanctions such as consent decrees and corporate integrity agreements pursuant to which our activities would be subject to ongoing scrutiny and monitoring to ensure compliance with applicable laws and regulations. Any such fines, awards or other sanctions would have an adverse effect on our revenue, business, financial prospects and reputation.

Any product for which we obtain marketing approval in the future could be subject to post-marketing restrictions or withdrawal from the market and we may be subject to substantial penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with any such product following approval.

Any product for which we obtain marketing approval, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such product, among other things, will be subject to ongoing requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a REMS.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market any product for which we receive marketing approval for only its approved indications, we may be subject to warnings or enforcement action for off-label marketing. Violation of the FDCA and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with any product for which we may obtain marketing approval and its manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such product, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of the product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;

•	withdrawal of the product from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of the product;

•	restrictions on coverage by third-party payors;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of the product;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Under the 21st Century Cures Act and regulatory reform initiatives of the current presidential administration, the FDA’s policies, regulations and guidance may be revised or revoked, which could prevent, limit or delay regulatory approval of nalbuphine ER or any future product candidate, impacting our ability to generate revenue.

In December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and spur innovation, but its ultimate implementation is unclear. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or other countries. For example, certain policies of the current presidential administration may impact our business and industry. Namely, the current presidential administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. An under-resourced FDA could result in delays in the FDA’s responsiveness or in its ability to review submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all. In January 2017, the President issued an executive order applicable to all executive agencies, including the FDA, which required that for each notice of proposed rulemaking or final regulation to be issued in fiscal year 2017, the agency shall have identified at least two existing regulations to be repealed, unless prohibited by law. These requirements are referred to as the “two-for-one” provisions. This executive order includes a budget neutrality provision that required the total incremental cost of all new regulations in the 2017 fiscal year, including repealed regulations, to be no greater than zero, except in limited circumstances. For fiscal years 2018 and beyond, the executive order requires agencies to identify regulations to offset any incremental cost of a new regulation and approximate the total costs or savings associated with each new regulation or repealed regulation. In interim guidance issued by the Office of Information and Regulatory Affairs within the Office of Management and Budget in February 2017, the administration indicates that the “two-for-one” provisions may apply not only to agency regulations, but also to significant agency guidance documents. In addition, on February 24, 2017, the President issued an executive order directing each affected agency to designate an agency official as a “Regulatory Reform Officer” and establish a “Regulatory Reform Task Force” to implement the two-for-one provisions and other previously issued executive orders relating to the review of federal regulations. It is difficult to predict how these various requirements will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Current and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize nalbuphine ER or any future product candidate and may affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been and continue to be a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of nalbuphine ER or any future product candidate, restrict or regulate post-approval activities and affect our ability to profitably sell any products for which we obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we may receive for any approved products.

In March 2010, then-President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA. Among the provisions of the ACA of potential importance to our business and nalbuphine ER or any future product candidate are the following:

•	an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	expansion of healthcare fraud and abuse laws, including the civil False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions to Medicare payments to providers of up to 2% per fiscal year that started in 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2027 unless additional congressional action is taken, and the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any product for which we may obtain regulatory approval or the frequency with which any such product is prescribed or used.

We expect that these healthcare reforms, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product and/or the level of reimbursement physicians receive for administering any approved product we might bring to market. Reductions in reimbursement levels may negatively impact the prices we receive or the frequency with which our products are prescribed or administered. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

Since enactment of the ACA, there have been numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with the December 2017 enactment of the Tax Cuts and Jobs Act of 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, will become effective in 2019. According to the Congressional Budget Office, the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise. Additionally, on January 22, 2018, the President signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amends the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” Further, each chamber of the Congress has put forth multiple bills designed to repeal or repeal and replace portions of the ACA. Although none of these measures has been enacted by Congress to date, Congress may consider other legislation to repeal and replace elements of the ACA. Congress will likely consider other legislation to replace elements of the ACA during the next congressional session.

The current presidential administration has also taken executive actions to undermine or delay implementation of the ACA. In January 2017, the President signed an executive order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In October 2017, the President signed a second executive order allowing for the use of association health plans and short-term health insurance, which may provide fewer health benefits than the plans sold through the ACA exchanges. At the same time, the current presidential administration announced that it will discontinue the payment of cost-sharing reduction, or CSR, payments to insurance companies until Congress approves the appropriation of funds for such CSR payments. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. A bipartisan bill to appropriate funds for CSR payments was introduced in the Senate, but the future of that bill is uncertain. Further, in July 2018 following a federal district court decision from New Mexico, the current presidential administration announced that it would be freezing payments to insurers under the ACA to cover sicker patients until it or Congress can address the appropriate methodology for calculating and making such payments. It remains to be seen how this action will affect the implementation of the ACA.

We plan to continue to evaluate the effect that the ACA and its possible repeal and replacement could have on our business. It is possible that repeal and replacement initiatives, if enacted into law, could ultimately result in fewer individuals having health insurance coverage or in individuals having insurance coverage with less generous benefits. While the timing and scope of any potential future legislation to repeal and replace ACA provisions is uncertain in many respects, it is also possible that some of the ACA provisions that generally are not favorable for the research-based pharmaceutical industry could also be repealed along with ACA coverage expansion provisions. Accordingly, such reforms, if enacted, could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain marketing approval and may affect our overall financial condition and ability to develop commercialize product candidates.

Further, there have been several recent U.S. congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the current presidential administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the current presidential administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

In addition, on May 11, 2018, the current presidential administration issued a plan to lower drug prices. Under this blueprint for action, the current presidential administration indicated that the Department of Health and Human Services will take steps to end the gaming of regulatory and patent processes by drug makers to unfairly protect monopolies; advance biosimilars and generics to boost price competition; evaluate the inclusion of prices in drug makers’ advertisements to enhance price competition; speed access to and lower the cost of new drugs by clarifying policies for sharing information between insurers and drug makers; avoid excessive pricing by relying more on value-based pricing by expanding outcome-based payments in Medicare and Medicaid; work to give Part D plan sponsors more negotiation power with drug makers; examine which Medicare Part B drugs could be negotiated for a lower price by Part D plans, and improving the design of the Part B Competitive Acquisition Program; update Medicare’s drug-pricing dashboard to increase transparency; prohibit Part D contracts that include “gag rules” that prevent pharmacists from informing patients when they could pay less out-of-pocket by not using insurance; and require that Part D plan members be provided with an annual statement of plan payments, out-of-pocket spending and drug price increases.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, if approved, or put pressure on our product pricing.

Moreover, legislative and regulatory proposals have also been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical drugs. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our drug candidates, if any, may be. In addition, increased scrutiny by the Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us and any collaborators to more stringent drug labeling and post-marketing testing and other requirements.

Any relationships we may have with customers, healthcare providers and professionals, and third-party payors, among others, will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to penalties, including criminal sanctions, civil penalties, contractual damages, reputational harm, fines, disgorgement, exclusion from participation in government healthcare programs, curtailment or restricting of our operations, and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any products for which we are able to obtain marketing approval. Any arrangements we have with healthcare providers, third-party payors and customers will subject us to broadly applicable fraud and abuse and other healthcare laws and regulations. The laws and regulations may constrain the business or financial arrangements and relationships through which we conduct clinical research, market, sell and distribute any products for which we obtain marketing approval. These include the following:

Anti-Kickback Statute. The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease or order of a good, facility, item or service for which payment may be made under a federal healthcare program such as Medicare and Medicaid.

False Claims Laws. The federal false claims and civil monetary penalties laws, including the federal civil False Claims Act, impose criminal and civil penalties, including through civil whistleblower or qui tam actions against individuals or entities for, among other things, knowingly presenting or causing to be presented false or fraudulent claims for payment by a federal healthcare program or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government, with potential liability including mandatory treble damages and significant per-claim penalties.

HIPAA. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for, among other things, executing a scheme, or making materially false statements in connection with the delivery of or payment for health care benefits, items or services. Additionally, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations on covered entities and their business associates that perform certain functions or activities that involve the use or disclosure of protected health information on their behalf, including mandatory contractual terms and technical safeguards, with respect to maintaining the privacy, security and transmission of individually identifiable health information.

Transparency Requirements. The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services information related to payments or transfers of value made to physicians and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members.

Analogous State and Foreign Laws. Analogous state and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, can apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, and are generally broad and are enforced by many different federal and state agencies as well as through private actions. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that any business arrangements we have with third parties, and our business generally, will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, individual imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, disgorgement, contractual damages, reputational harm, and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union Member States, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

The collection, use, disclosure, transfer or other processing of personal data, including personal health data, of individuals in the European Union is governed by the General Data Protection Regulation, or GDPR. The GDPR became effective on May 25, 2018. It imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data; obtaining consent of individuals; providing notice to individuals regarding data processing activities; responding to data subject requests; taking certain measures when engaging third-party processors; notifying data subjects and regulators of data breaches; and implementing safeguards to protect the security and confidentiality of personal data. The

GDPR imposes strict rules on the transfer of personal data to countries outside the European Union, including the United States. Failure to comply with the requirements of the GDPR may result in fines of up to 20 million euros or four percent of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages. The GDPR increases our responsibility and potential liability in relation to personal data that we process, and we may be required to change our business practices or put in place additional mechanisms ensuring compliance with the GDPR. This may be onerous and adversely affect our business, financial condition, results of operations and prospects, and despite our efforts, there is a risk that we may be subject to fines, litigation and reputational harm in connection with our European activities.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain products outside of the United States and require us to develop and implement costly compliance programs.

If we expand our operations outside the United States, we will need to dedicate additional resources to comply with U.S. laws regarding international operations and the laws and regulations in each jurisdiction in which we operate and plan to operate. The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the company, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry because in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from workplace and other work-related accidents, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental, health and safety laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, such as the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of a product to other available therapies. If reimbursement of any products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.

Our business and operations would suffer in the event of system failures.

Our computer systems, as well as those of our CROs and other third-party contractors and consultants, are vulnerable to damage from computer viruses, unauthorized access, natural disasters (including hurricanes), terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our business and development programs. For example, the loss of preclinical studies or clinical trial data from completed, ongoing or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce data. To the extent any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could also incur liability and the development of nalbuphine ER or any future product candidate could be significantly delayed.

In the ordinary course of our business, we directly or indirectly collect and store sensitive data, including intellectual property, confidential information, preclinical and clinical trial data, proprietary business information, personal data and personally identifiable health information of our clinical trial patients and employees, in our data centers and on our networks, or on those of third parties. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or internal bad actors, or breached due to employee error, a technical vulnerability, malfeasance or other disruptions. Although, to our knowledge, we have not experienced any such material security breach to date, any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and significant regulatory penalties, and such an event could disrupt our operations, damage our reputation, and cause a loss of confidence in us and our ability to conduct clinical trials, which could adversely affect our reputation and delay our clinical development of our product candidates.

Risks Related to Employee Matters and Managing our Growth

Our future success depends on our ability to retain our executive team and to attract, retain and motivate qualified personnel.

We are highly dependent on Jennifer Good, our President and Chief Executive Officer; Thomas Sciascia, M.D., our Chief Medical Officer; and Helena Brett-Smith, M.D., our Chief Development Officer; as well as the other principal members of our management and scientific teams. Although we have formal employment agreements with Ms. Good and Dr. Sciascia, these agreements do not prevent them from terminating their employment with us at any time. Except as otherwise required by law, and except with respect to Yann Mazabraud, our Chief Commercial Officer and Head of International, whose employment agreement provides for a three-month termination notice period, all of the members of our executive team are employed “at will,” meaning that they may terminate their employment with us at any time with or without notice and for any reason or no reason. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.

Our ability to compete in the biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified scientific, clinical, manufacturing and sales and marketing personnel. Our industry has experienced a high rate of turnover of such personnel in recent years. If we lose one or more of our executive officers or other key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain marketing approval of and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key employees on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.

We rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by other entities and may have commitments under consulting or advisory contracts with those entities that may limit their availability to us. If we are unable to continue to attract and retain highly qualified personnel, our ability to develop and commercialize nalbuphine ER or any future product candidate will be limited.

We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of October 31, 2018, we had 15 employees. We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development and regulatory affairs. In addition, if any product candidate appears likely to receive marketing approval, we expect to significantly expand our sales, marketing and distribution capabilities to support the potential commercialization of the product candidate. Our management may need to devote a significant amount of its attention to managing these growth activities. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations, retain key employees or identify, recruit and train additional qualified personnel. Our inability to manage the expansion of our operations effectively may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of nalbuphine ER for additional indications or the development of additional product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy, including the successful commercialization of any product candidate.

Our employees, independent contractors and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk that our employees, independent contractors and consultants may engage in fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable non-U.S. regulatory authorities, to provide accurate information to the FDA or comparable non-U.S. regulatory authorities, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable non-U.S. regulatory authorities, to report financial information or data accurately or to disclose unauthorized activities to us. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm and requirements to curtail or restructure our operations.

Risks Related to Our Common Stock and this Offering

An active trading market for our common stock may not develop or be sustainable. If an active trading market does not develop, investors may not be able to resell their shares at or above the initial public offering price and our ability to raise capital in the future may be impaired.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the representatives of the underwriters for this offering. This price may not reflect the prices at which investors will be willing to buy and sell our shares in the market following this offering. Although we intend to list our common stock on the Nasdaq Global Market, an active trading market for our shares may never develop or, if developed, may not be maintained following this offering. If an active trading market for our common stock does not develop or is not maintained, it may be difficult for you to sell shares you purchase in this offering without depressing the trading price for the shares or you may not be able to sell your shares at all. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies using our shares as consideration.

If you purchase shares of common stock in this offering, you will suffer immediate dilution in the net tangible book value of your investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $        per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price. Furthermore, if the underwriters exercise their option to purchase additional shares in this offering or our previously issued options to acquire common stock at prices below the assumed initial public offering price are exercised, you will experience further dilution. For additional information on the dilution that you will experience immediately after this offering, see “Dilution.”

The trading price of our common stock is likely to be highly volatile, which could result in substantial losses for purchasers of our common stock in this offering.

The trading price of our common stock is likely to be highly volatile. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price and you may lose some or all of your investment. The trading price for our common stock may be influenced by many factors, including:

•	the timing and results of clinical trials of nalbuphine ER or any future product candidates;

•	the success of existing or new competitive products or technologies;

•	regulatory actions with respect to nalbuphine ER or any future product candidates or competitors’ products and product candidates;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	commencement or termination of collaborations for our development programs;

•	failure or discontinuation of any of our development programs;

•	results of clinical trials of product candidates of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other intellectual property rights;

•	recruitment or departure of key personnel;

•	expenses related to any of our development programs;

•	results of our efforts to discover, develop, acquire or in-license additional product candidates;

•	actual or anticipated changes in estimated financial results or development timelines;

•	announcements or expectations of additional financing efforts;

•	sales of our common stock by us, our insiders or other stockholders;

•	expiration of market stand-off or lock-up agreements;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	recommendations and changes in estimates or recommendations by securities analysts, if any, that cover our stock;

•	changes in the structure of healthcare payment systems in the United States and other countries;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	other factors and considerations described in this “Risk Factors” section.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against public companies following declines in the trading prices of their securities. This risk is especially relevant for us because companies in the life sciences space have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and our resources, which could harm our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the trading price and volume of our shares could decline.

The trading market for our common stock will likely depend in part on the research and reports that securities or industry analysts publish about us and our business. We do not have any control over these analysts. We do not currently have research coverage, and there can be no assurance that analysts will cover us or provide favorable coverage. Securities or industry analysts may elect not to cover our common stock after this offering and such lack of research coverage may negatively impact the trading price of our common stock. In the event we do obtain analyst coverage, if one or more analysts downgrade our stock or change their opinion of our stock, the trading price of our shares would likely decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the trading price and volume of our shares to decline.

We have broad discretion in the use of the net proceeds from this offering and may invest or spend the net proceeds in ways with which you do not agree and in ways that may not yield a return on your investment.

Although we currently intend to use the net proceeds from this offering in the manner described in “Use of Proceeds,” our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the trading price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A significant portion of our outstanding shares of common stock is restricted from immediate resale but may be sold in the public market in the near future, which could cause the trading price of our common stock to decline significantly.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of our common stock intend to sell their shares, could reduce the trading price of our common stock. Following this offering, we will have                shares of common stock outstanding based on the 4,166,756 shares of our common stock outstanding as of September 30, 2018, and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock and the accrued dividends on our convertible preferred stock into an aggregate of 88,883,131 shares of our common stock upon the closing of this offering (based on an assumed closing date of September 30, 2018). Of these shares, the                shares sold by us in this offering may be resold in the public market immediately following this offering, unless purchased by our affiliates. The remaining 93,049,887 shares are currently restricted under securities laws or as a result of lock-up or other agreements, but will be able to be sold after this offering as described in “Shares Eligible for Future Sale.” The representatives of the underwriters for this offering may release stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market.

Moreover, beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, holders of an aggregate of 88,883,131 shares of our common stock, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock and the accrued dividends on our convertible preferred stock (based on an assumed closing date of September 30, 2018), will have rights, subject to specified limitations and conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders, as described in “Description of Capital Stock—Registration Rights.”

We also plan to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up agreements described in “Underwriting—No Sales of Similar Securities.” If these additional shares are sold, or if it is perceived in the market that they will be sold, in the public market, the trading price of our common stock could decline.

Ownership of our common stock is concentrated among our existing executive officers, directors and principal stockholders who have significant influence over our business and may prevent new investors from influencing significant corporate decisions.

Based upon 4,166,756 shares outstanding as of September 30, 2018, and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock and the accrued dividends on our convertible preferred stock into an aggregate of 88,883,131 shares of our common stock upon the closing of this offering (based on an assumed closing date of September 30, 2018) and the sale of                shares in this offering, our executive officers and directors, together with our current principal holders of 5% or more of our common stock and their affiliates, will, in the aggregate, beneficially own shares representing approximately     % of our common stock. As a result, our executive officers, directors and principal stockholders acting together would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench our management or the board of directors; or

•	impede a merger, consolidation, takeover, sale, other business combination or other significant corporate transaction involving us that other stockholders may desire.

Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the initial public offering price in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors or they may want us to pursue strategies that deviate from the interests of other stockholders.

We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. Accordingly, stockholders must rely on appreciation in the price of our common stock, if any, for any return on their investment.

We have never declared or paid cash dividends on our capital stock and we do not intend to do so in the foreseeable future. We currently plan to retain all of our future earnings, if any, to finance the operation, development and growth of our product pipeline and business. In addition, the terms of any future debt financing that we may obtain may also preclude us from declaring and paying dividends. As a result, future appreciation, if any, in the market value of our common stock will be your sole source of gain for the foreseeable future. There is no guarantee that our common stock will appreciate or even maintain the price at which our holders have purchased it.

We are an “emerging growth company” and a “smaller reporting company” and the reduced disclosure requirements applicable to us may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of this offering, subject to specified conditions. We would cease to be an emerging growth company earlier if we have more than $1.07 billion in annual revenues, if the aggregate market value of our common stock held by non-affiliates is $700 million or more (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or if we issue more than $1 billion of non-convertible debt over a three-year period. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or SOX Section 404, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of SOX Section 404 and reduced disclosure obligations regarding executive compensation. In reliance on these exemptions, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required to be disclosed in this prospectus if we were not an emerging growth company or a smaller reporting company. If some investors find our common stock less attractive as a result of our reliance on these exemptions, the trading market for our common stock may be less active and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company” or a “smaller reporting company,” we will incur significant legal, accounting, investor relations and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We may need to hire additional accounting, finance and other personnel in connection with our efforts to comply with the requirements of being a public company and our management and other personnel will need to devote a substantial amount of time in complying with these requirements, which could negatively impact our financial results. Current and changing laws, rules and regulations relating to corporate governance and public disclosure may increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We are evaluating these rules and regulations and cannot currently predict or estimate the additional costs we may incur or the timing of such costs. In addition, these laws, rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, rules and regulations, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue- generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, rules and regulations, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

Following this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Stock Market. The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Pursuant to SOX Section 404, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our fiscal year ending December 31,                 . However, while we remain an emerging growth company or a smaller reporting company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with SOX Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Prior to this offering, we have never been required to test our internal control within a specified period and despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective. If we are unable to comply with the requirements of SOX Section 404 in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the trading price of our common stock could decline and we could be subject to sanctions or investigations by the Nasdaq Stock Market, the SEC or other regulatory authorities.

Members of our management team have limited experience managing a public company.

Members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our management team and could divert their attention away from the daily management of our business, which could materially adversely affect our business, financial condition and operating results.

We might not be able to utilize a significant portion of our net operating loss carryforwards and research and development tax credit carryforwards.

As of December 31, 2017, we had federal and state net operating loss carryforwards of $65.1 million, and federal research and development tax credit carryforwards of $2.2 million, all of which if not utilized will begin to expire in 2031 and 2032, respectively. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. In addition, due to our Series A convertible preferred stock financing in December 2013, we were subject to an “ownership change” under Section 382 of the Internal Revenue Code of 1986, as amended. As a result, our ability to use approximately $825,000 of our net operating loss carryforwards is limited. We may experience further ownership changes in the future as a result of subsequent shifts in our stock ownership, including this offering, some of which may be outside of our control. If a further ownership change occurred, our ability to use our net operating loss carryforwards might be further limited. We have not conducted a detailed study to document whether our historical activities qualify to support the research and development credit carryforwards. A detailed study could result in adjustment to our research and development credit carryforwards. If we determine that an ownership change has occurred and our ability to use our historical net operating loss and tax credit carryforwards is materially limited, or if our research and development carryforwards are adjusted, it would harm our future operating results by effectively increasing our future tax obligations.

Provisions in our organizational documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management or hinder efforts to acquire a controlling interest in us.

Provisions in our certificate of incorporation and our by-laws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the trading price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that all members of the board are not elected at one time;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from the board;

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on at stockholder meetings;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call a special meeting of stockholders;

•

authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•

require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our certificate of incorporation or by-laws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits an “interested stockholder,” which is either a person who owns at least 15% of our outstanding voting stock or an affiliate or associate who owned at least 15% of our outstanding voting stock at any time within the prior three years, from engaging in a business combination with us for a period of three years after the date of the transaction in which the person became an “interested stockholder” unless the business combination is approved in a prescribed manner. This could discourage, delay or prevent someone from acquiring us or merging with us, whether or not it is desired by, or beneficial to, our stockholders. This could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders and that the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. These choice of forum provisions could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation that will become effective upon the closing of this offering will provide that that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee or stockholder of our company to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery or (4) any action asserting a claim governed by the internal affairs doctrine. Our certificate of incorporation that will become effective upon the closing of this offering further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and operating results.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenues and profitability, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” “could,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	our ongoing clinical trials, including our pivotal Phase 2b/3 PRISM trial of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis;

•	our plans to develop and, if approved, subsequently commercialize nalbuphine ER for the treatment of pruritus associated with prurigo nodularis or for other serious neurologically mediated conditions;

•	the timing of and our ability to submit applications for, and to obtain and maintain regulatory approvals for nalbuphine ER;

•	our expectations regarding our ability to fund our operating expenses and capital expenditure requirements with our cash and cash equivalents and the net proceeds from this offering;

•	the potential advantages of nalbuphine ER;

•	the potential rate and degree of market acceptance and clinical utility of nalbuphine ER;

•	our commercialization, sales, marketing, distribution and manufacturing capabilities and strategy;

•	our intellectual property position;

•	our expectations related to the use of proceeds from this offering;

•	our estimates regarding expenses, future revenue, timing of any future revenue, capital requirements and needs for additional financing;

•	the impact of government laws and regulations;

•	our competitive position;

•	developments relating to competitors and our industry;

•	our ability to acquire or identify additional product candidates with significant commercial potential that are consistent with our commercial objectives;

•	our ability to establish and maintain collaborations or obtain additional funding; and

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the section titled “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part completely and with the understanding that our actual future results may differ materially from what we expect. The forward-looking statements contained in this prospectus are made as of the date of this prospectus, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties as well as our own estimates of potential market opportunities. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We believe that these third-party sources and estimates are reliable, but have not independently verified them. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of                shares of our common stock in this offering will be approximately $        million, or $        million if the underwriters exercise their option to purchase                  additional shares in full, assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming no change in the assumed initial public offering price per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

As of September 30, 2018, we had cash and cash equivalents of $13.5 million. We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $ million to fund the development of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis;

•	approximately $ million to fund the development of nalbuphine ER for other serious neurologically mediated conditions; and

•	the remainder for working capital and other general corporate purposes.

Our expected use of the net proceeds from this offering and our existing cash and cash equivalents represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our clinical development of nalbuphine ER, the status of and results from our clinical trials, including our ongoing PRISM trial as well as the additional Phase 3 clinical trial we will need to conduct for nalbuphine ER for pruritus associated with prurigo nodularis, the timing of regulatory submissions and the outcome of regulatory review, as well as any collaborations that we may enter into with third parties and any unforeseen cash needs. As a result, our management will retain broad discretion over the application of the net proceeds from this offering.

Based on our current plans, we believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through                     . We expect that we will require additional funding to complete the clinical development of nalbuphine ER for pruritus associated with prurigo nodularis and other indications, commercialize nalbuphine ER (if we receive regulatory approval) for pruritus associated with prurigo nodularis and other indications, and pursue the development and commercialization of any future product candidate.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock and we do not intend to pay any cash dividends in the foreseeable future. We currently intend to retain all available funds and any future earnings to finance the operation, development and growth of our business. In addition, the terms of any future debt or other financing that we may obtain may also preclude us from declaring or paying dividends on our common stock. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on then-existing conditions, including our results of operations, financial condition, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2018:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•

the automatic conversion of all outstanding shares of our convertible preferred stock and the accrued dividends on our convertible preferred stock into an aggregate of 88,883,131 shares of our common stock upon the closing of this offering (based on an assumed closing date of September 30, 2018); and

•	the filing and effectiveness of our restated certificate of incorporation upon the closing of this offering; and

•	on a pro forma as adjusted basis to give further effect to:

•

our issuance and sale of                shares of our common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•	our payment of a success fee to our former term loan lender that will become due as a result of this offering.

The pro forma and pro forma as adjusted information presented below is illustrative only and our capitalization following the closing of this offering will depend on the actual initial public offering price, the closing date of this offering and the other terms of this offering determined at pricing. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information set forth in “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	September 30, 2018
	Actual	Pro Forma		Pro Forma As Adjusted
	(in thousands, except share and per share amounts)
		(unaudited)
Cash and cash equivalents	$13,534	$		$

Obligation for loan success fee	$449
Series C redeemable preferred stock liability	959
Series A redeemable convertible preferred stock, par value $0.001 per share, 15,387,923 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding pro forma and pro forma adjusted	20,894		—
Series B redeemable convertible preferred stock, par value $0.001 per share, 22,608,695 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding pro forma and pro forma adjusted	33,421		—
Series C redeemable convertible preferred stock, par value $0.001 per share, 48,200,412 shares authorized and 38,097,672 shares issued and outstanding, actual; no shares authorized, issued or outstanding pro forma and pro forma adjusted	60,057		—
Common stock, par value $0.001 per share: 101,929,904 shares authorized, 4,166,756 shares issued and outstanding, actual; shares authorized shares issued and outstanding pro forma; and shares authorized, and shares issued and outstanding, pro forma as adjusted	4
Additional paid-in capital	—	$
Accumulated deficit	(102,332)	$

Total stockholder's deficit	(102,328)

Total capitalization	$13,452	$		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by $        million, assuming no change in the assumed initial public offering price per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The table above is based on the number of shares of common stock outstanding as of September 30, 2018, and excludes:

•	10,282,981 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2018 at a weighted average exercise price of $0.40 per share;

•	1,240,669 shares of common stock reserved for future issuance under our 2012 Stock Incentive Plan, as amended, as of September 30, 2018;

•	additional shares of our common stock that will be available for future issuance, as of the closing of this offering, under our 2019 Stock Incentive Plan; and

•	additional shares of our common stock that will be available for future issuance, as of the closing of this offering, under our 2019 Employee Stock Purchase Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book deficit as of September 30, 2018 was $(102.3) million, or $(24.56) per share of our common stock. Historical net tangible book deficit per share represents our total assets less our total liabilities and the carrying value of our convertible preferred stock, which is not included in stockholders’ deficit, divided by the 4,166,756 shares of our common stock outstanding as of September 30, 2018.

Our pro forma net tangible book value as of September 30, 2018 was $        million, or $        per share of our common stock. Pro forma net tangible book value represents the amount of our total assets less our total liabilities, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock and the accrued dividends on our convertible preferred stock into an aggregate of 88,883,131 shares of common stock upon the closing of this offering (based on an assumed closing date of September 30, 2018). Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the 93,049,887 shares of our common stock outstanding as of September 30, 2018, after giving effect to the pro forma adjustment described in the preceding sentence.

After giving further effect to our issuance and sale of                 shares of our common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2018 would have been $        million, or $        per share. This represents an immediate increase in net tangible book value per share of $        to existing stockholders and immediate dilution of $        per share in net tangible book value per share to new investors purchasing shares of our common stock in this offering. Dilution per share to new investors is determined by subtracting our pro forma as adjusted net tangible book value per share from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share			$
Historical net tangible book deficit per share as of September 30, 2018		$(24.56)

Increase per share as of September 30, 2018 attributable to the pro forma adjustment described above

Pro forma net tangible book value per share as of September 30, 2018	$

Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of our common stock in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors purchasing shares of our common stock in this offering			$

The dilution information presented above is illustrative only and will change based on the actual initial public offering price, the closing date of this offering and the other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $        million, our pro forma as adjusted net tangible book value per share by $         and dilution per share to new investors purchasing shares in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase of

1,000,000 shares in the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value by $        million, increase our pro forma as adjusted net tangible book value per share by $         and decrease dilution per share to new investors purchasing shares in this offering by $        , assuming no change in the assumed initial public offering price per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value by $        million, decrease our pro forma as adjusted net tangible book value per share by $         and increase dilution per share to new investors purchasing shares in this offering by $        , assuming no change in the assumed initial public offering price per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share would be $        per share, representing an immediate increase in pro forma as adjusted net tangible book value per share of $        to existing stockholders and immediate dilution of $        per share to new investors purchasing shares of our common stock in this offering, assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of September 30, 2018, on the pro forma as adjusted basis described above, the total number of shares purchased from us on an as converted to common stock basis, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders (on an as converted to common stock basis with respect to holders of our convertible preferred stock) and by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus. As the table shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than the price per share paid by our existing stockholders.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands, except share and per share amounts)
Existing stockholders			%	$		%	$

Investors purchasing shares of our common stock in this offering			%			%	$

Total		100%		$	100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $        million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by    percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by        percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 shares in the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $        million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by     percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by        percentage points, assuming no change in the assumed initial public offering price per share.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares in full, the number of shares of our common stock held by existing stockholders would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing our shares in the offering would increase to     % of the total number of shares of our common stock outstanding after this offering.

The foregoing discussion and tables are based on the number of shares of common stock outstanding as of September 30, 2018, and exclude:

•	10,282,981 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2018 at a weighted average exercise price of $0.40 per share;

•	1,240,669 shares of common stock reserved for future issuance under our 2012 Stock Incentive Plan, as amended, as of September 30, 2018;

•	additional shares of our common stock that will be available for future issuance, as of the closing of this offering, under our 2019 Stock Incentive Plan; and

•	additional shares of our common stock that will be available for future issuance, as of the closing of this offering, under our 2019 Employee Stock Purchase Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth selected historical financial data as of and for the periods indicated. You should read the selected consolidated financial data set forth below together with our consolidated financial statements and the related notes included elsewhere in this prospectus, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have derived the following selected statement of operations data for the years ended December 31, 2016 and 2017 and the balance sheet data as of December 31, 2016 and 2017 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following selected statement of operations data for the nine months ended September 30, 2017 and 2018 and the selected balance sheet data as of September 30, 2018 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in the opinion of management, all adjustments, which consist only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those financial statements. Our historical results are not necessarily indicative of our future results, and our results for the nine months ended September 30, 2018 are not necessarily indicative of results that may be expected for the full year ending December 31, 2018 or any other period.

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$6,913	$6,095	$4,497	$9,549
General and administrative	1,712	2,142	1,518	2,930

Total operating expenses	8,625	8,237	6,015	12,479

Loss from operations	(8,625)	(8,237)	(6,015)	(12,479)
Other income (expense):
Change in fair value of Series C redeemable convertible preferred stock liability	—	—	—	(1,968)
Change in fair value of contingent call option liability—convertible notes	(76)	(1,352)	(1,352)	—
Change in fair value of obligation for loan success fee	212	(24)	(14)	(127)
Interest income	1	69	28	110
Interest expense	(2,607)	(3,342)	(3,147)	(174)

Total other income (expense), net	(2,470)	(4,649)	(4,485)	(2,159)

Loss before income tax benefit	(11,095)	(12,886)	(10,500)	(14,638)
Income tax benefit	8	26	18	75

Net loss	$(11,087)	$(12,860)	$(10,482)	$(14,563)

Accretion of redeemable convertible preferred stock	6,856	4,060	3,866	274
Dividends accrued on redeemable convertible preferred stock	(2,483)	(3,740)	(2,439)	(3,935)

Adjusted net loss attributable to common stockholders	$(6,714)	$(12,540)	$(9,055)	$(18,224)

Basic and diluted net loss per common share outstanding	$(1.74)	$(3.14)	$(2.29)	$(4.39)

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
	(in thousands, except share and per share data)
Weighted average common shares used in net loss per share attributable to common stockholders, basic and diluted	3,861,200	3,996,724	3,957,751	4,154,107
Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)	$—	$—	$—	$—

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)	—	—	—	—

	December 31,		September 30, 2018
	2016	2017
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,286	$22,020	$13,534
Working capital(1)	(12,000)	15,037	13,317
Total assets	8,409	22,228	15,382
Total redeemable convertible preferred stock	54,743	99,206	114,372
Total stockholders’ deficit	(72,153)	(84,428)	(102,328)

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements and Industry Data.” Because of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of nalbuphine ER to treat serious neurologically mediated conditions. We are currently developing nalbuphine ER for the treatment of chronic pruritus, chronic cough in patients with idiopathic pulmonary fibrosis, or IPF, and levodopa-induced dyskinesia, or LID, in patients with Parkinson’s disease.

Since commencing operations in 2011, we have devoted substantially all of our efforts and financial resources to the clinical development of nalbuphine ER. We have not generated any revenue from product sales and, as a result, we have never been profitable and have incurred net losses in each year since commencement of our operations. As of September 30, 2018, we had an accumulated deficit of $102.3 million, primarily as a result of research and development and general and administrative expenses. We incurred net losses of $11.1 million, $12.9 million and $14.6 million in the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2018, respectively. We do not expect to generate product revenue unless and until we obtain marketing approval for and commercialize nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, chronic cough in patients with IPF or LID in patients with Parkinson’s disease, and we can provide no assurance that we will ever generate significant revenue or profits.

To date, we have financed our operations primarily through private placements of our redeemable convertible preferred stock, which we refer to as our preferred stock, and convertible notes as well as borrowings under a term loan facility. From inception to September 30, 2018, we raised an aggregate of $92.2 million in gross proceeds from sales of our preferred stock and convertible notes and borrowed $15.0 million under our term loan facility. As of September 30, 2018, all amounts owing under the term loan facility had been paid in full. We also have the right to require the purchasers of our Series C preferred stock to purchase an additional $10.0 million in shares of Series C preferred stock under certain circumstances.

As of September 30, 2018, our cash and cash equivalents were $13.5 million. We believe that our existing cash and cash equivalents, together with the anticipated net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements through                 . Our estimate as to how long we expect our existing cash and cash equivalents, together with the anticipated net proceeds from this offering, to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. See “—Liquidity and Capital Resources.”

We expect to incur substantial expenditures in the foreseeable future as we advance nalbuphine ER through clinical development, the regulatory approval process and, if approved, commercial launch activities. Specifically, in the near term, we expect to incur substantial expenses relating to our ongoing pivotal Phase 2b/3 PRISM trial in patients with pruritus associated with prurigo nodularis, the additional pivotal trial we will be required to conduct to support the submission of a new drug application, or NDA, to the United States Food and Drug Administration, or FDA, for nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, our Phase 1b clinical trial in patients with chronic liver disease, our planned Phase 2 clinical trials in chronic cough in patients with IPF and LID in patients with Parkinson’s disease, the development and validation of our commercial manufacturing process for nalbuphine ER and other development activities, including potentially commencing a Phase 2 clinical trial for pruritus associated with chronic liver disease. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

We will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from sales of nalbuphine ER, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. Adequate funding may not be available to us on acceptable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of nalbuphine ER for one or more indications or delay our efforts to expand our product pipeline.

Components of Operating Results

Operating Expenses

Research and Development Expenses

All of our research and development expenses consist of expenses incurred in connection with the development of nalbuphine ER. These expenses include certain payroll and personnel expenses, including stock-based compensation, consulting costs, contract manufacturing costs and fees paid to clinical research organizations, or CROs, to conduct certain research and development activities on our behalf. We do not allocate our costs by each indication for which we are developing nalbuphine ER, as a significant amount of our development activities broadly support all indications. In addition, several of our departments support our nalbuphine ER drug candidate development program and we do not identify internal costs for each potential indication.

We expect our research and development expenses to increase over the next few years as we pursue our development program, pursue regulatory approval of nalbuphine ER in the United States and Europe and prepare for a possible commercial launch of nalbuphine ER. Predicting the timing or the cost to conduct our nalbuphine ER development program or prepare for a possible commercial launch of nalbuphine ER is difficult and delays may occur because of many factors including factors outside of our control. For example, if the FDA or other regulatory authorities were to require us to conduct clinical trials beyond those that we currently anticipate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on our development program. Furthermore, we are unable to predict when or if nalbuphine ER will receive regulatory approval in the United States or elsewhere with any certainty.

General and Administrative Expenses

General and administrative expenses consist principally of personnel-related costs, including stock-based compensation, for personnel in executive, finance, commercial and other administrative functions, professional fees for legal, consulting and accounting services as well as rent and other general operating expenses not otherwise classified as research and development expenses.

We anticipate that our general and administrative expenses will increase as a result of increased personnel costs, including stock-based compensation, expanded infrastructure and higher consulting, legal and accounting services associated with maintaining compliance with stock exchange listing and Securities and Exchange Commission, or the SEC, requirements, investor relations costs and director and officer insurance premiums associated with being a public company.

Other Income (Expense), Net

Interest Expense on our Term Loan Facility

In December 2014, we entered into a loan and security agreement with Solar Capital Ltd. and Square 1 Bank under which we borrowed $15.0 million under a term loan, or the Term Loan. The Term Loan accrued interest at a floating rate equal to the one-month LIBOR plus 7.75% per annum. The Term Loan required interest-only payments until March 2016, which was extended to November 2016. After November 2016, payments on the Term Loan were made monthly in 20 equal installments of principal plus interest. In June 2018, we paid all amounts owing under the Term Loan.

Change in Fair Value of Series C Redeemable Convertible Preferred Stock Liability

The stock purchase agreement under which we have sold shares of Series C preferred stock provides for the issuance and sale of our Series C preferred stock in three separate tranches. The tranches represent a free-standing financial instrument under Accounting Standards Codification, or ASC, 480 and require fair value accounting until they are settled. We recognize a liability on our consolidated balance sheet for the obligations under this financial instrument. We adjust this liability to fair value at each reporting date and recognize the changes in fair value in our statements of operations as a component of other income (expense), net. We will continue to recognize changes in the fair value of this liability through the closing of the third tranche.

Change in Fair Value of Contingent Call Option Liability—Convertible Notes

In September and November 2016, we received a total of $10.6 million from the issuance and sale of subordinated convertible notes, or the 2016 Convertible Notes. The 2016 Convertible Notes earned interest at a rate of 7% per annum and were due upon demand at any time on or after the maturity date of September 27, 2017. The 2016 Convertible Notes, and all accrued interest thereon, automatically converted into shares of our Series C preferred stock on July 14, 2017, the initial closing date of our Series C preferred stock financing. Upon conversion of the 2016 Convertible Notes, holders received shares of Series C preferred stock in amounts equal to the quotient of (i) the then-outstanding principal amount of their 2016 Convertible Notes, plus all interest accrued thereon, divided by (ii) a conversion price equal to 75% of the price per share of the Series C preferred stock being sold for cash in the financing.

The 2016 Convertible Notes provided for mandatory conversion upon the election of certain specified note holders, into either shares of a newly authorized series of our preferred stock or shares of our common stock. This conversion feature was a substantial contingent call option with a significant discount. Accordingly, we recorded a contingent call option liability at its fair value upon the execution of each 2016 Convertible Note. We adjusted this liability to fair value at each reporting date through the date the 2016 Convertible Notes were converted into shares of our Series C preferred stock in July 2017. We recognized changes in the fair value of this contingent call option liability in our statements of operations as a component of other income (expense), net and net loss.

Change in Fair Value of Obligation for Loan Success Fee

In connection with our Term Loan, we entered into a success fee agreement under which we agreed to pay the lenders a success fee upon the occurrence of an exit event, as defined in the success fee agreement. We classify this contingent obligation for the success fee as a liability on our consolidated balance sheet and we adjust this liability to fair value at each reporting date. We recognize changes in the fair value of this obligation for loan success fee in our statements of operations as a component of other income (expense), net and net loss. We will continue to recognize changes in the fair value of the obligation for loan success fee until the success fee payment is triggered pursuant to the success fee agreement or the agreement expires, which is scheduled to occur on December 29, 2021. The consummation of this offering will constitute an exit event triggering the success fee payment obligation.

Results of Operations

Comparison of the Nine Months Ended September 30, 2017 and 2018

The following table summarizes our results of operations for the periods indicated (in thousands):

	Nine Months Ended September 30,
	2017	2018	Change
	(unaudited)
Operating expenses:
Research and development	$4,497	$9,549	$5,052
General and administrative	1,518	2,930	1,412

Total operating expenses	6,015	12,479	6,464

Loss from operations	(6,015)	(12,479)	(6,464)
Other income (expense):
Change in fair value of Series C redeemable convertible preferred stock liability	—	(1,968)	(1,968)
Change in fair value of contingent call option liability—convertible notes	(1,352)	—	1,352
Change in fair value of obligation for loan success fee	(14)	(127)	(113)
Interest income	28	110	82
Interest expense	(3,147)	(174)	2,973

Total other income (expense), net	(4,485)	(2,159)	2,326

Loss before income tax benefit	(10,500)	(14,638)	(4,138)
Income tax benefit	18	75	57

Net loss	$(10,482)	$(14,563)	$(4,081)

Operating Expenses

Research and Development Expenses

Research and development expenses increased $5.1 million, or 112%, from $4.5 million for the nine months ended September 30, 2017 to $9.5 million for the nine months ended September 30, 2018. The increase was primarily due to an increase in clinical trial expenses of $4.1 million primarily related to the commencement of our pivotal PRISM trial and an increase in personnel expenses of $0.9 million as a result of an increase in our employee headcount. For the periods presented, all of our research and development expenses related to our development activity for nalbuphine ER.

General and Administrative Expenses

General and administrative expenses increased $1.4 million, or 93%, from $1.5 million for the nine months ended September 30, 2017 to $2.9 million for the nine months ended September 30, 2018. The increase was primarily due to increases in professional fees and consulting expenses of $0.8 million and personnel expenses of $0.4 million as we expanded our operations.

Other Income (Expense), Net

Other income (expense), net was a net expense of $4.5 million and $2.2 million for the nine months ended September 30, 2017 and 2018, respectively, which largely consisted of interest expense on the Term Loan and, in the nine months ended September 30, 2017, the change in fair value in the contingent call option liability on the

2016 Convertible Notes and, in the nine months ended September 30, 2018, the change in fair value of our liability for the shares of Series C preferred stock purchasable in the third tranche of our Series C preferred stock financing. Interest expense was $3.2 million and $0.2 million for the nine months ended September 30, 2017 and 2018, respectively, which related to interest paid on the Term Loan which we had repaid as of June 2018. For the nine months ended September 30, 2018, we recorded a net non-cash expense of $2.0 million related to the change in fair value of our liability for the shares of Series C preferred stock purchasable in the third tranche of our Series C preferred stock financing in connection with the closing of the second tranche of our Series C preferred stock financing in August 2018. For the nine months ended September 30, 2017, we recorded a net non-cash expense of $1.4 million related to the change in fair value in the contingent call option liability on the 2016 Convertible Notes.

Comparison of the Years Ended December 31, 2016 and 2017

The following table summarizes our results of operations for the periods indicated (in thousands):

	Year Ended December 31,
	2016	2017	Change
Operating expenses:
Research and development	$6,913	$6,095	$ (818)
General and administrative	1,712	2,142	430

Total operating expenses	8,625	8,237	(388)

Loss from operations	(8,625)	(8,237)	388
Other income (expense):
Change in fair value of contingent call option liability—convertible notes	(76)	(1,352)	(1,276)
Change in fair value of obligation for loan success fee	212	(24)	(236)
Interest income	1	69	68
Interest expense	(2,607)	(3,342)	(735)

Total other income (expense), net	(2,470)	(4,649)	(2,179)

Loss before income tax benefit	(11,095)	(12,886)	(1,791)
Income tax benefit	8	26	18

Net loss	$(11,087)	$(12,860)	$(1,773)

Operating Expenses

Research and Development Expenses

Research and development expenses decreased $0.8 million, or 12%, from $6.9 million for the year ended December 31, 2016 to $6.1 million for the year ended December 31, 2017. The decrease was primarily due to a $0.6 million decrease in consulting expenses and professional fees and a $0.2 million decrease in clinical trial costs. For the years ended December 31, 2016 and 2017, all of our research and development expenses related to our development activity for nalbuphine ER.

General and Administrative Expenses

General and administrative expenses increased $0.4 million, or 25%, from $1.7 million for the year ended December 31, 2016 to $2.1 million for the year ended December 31, 2017. The increase was primarily due to an increase in consulting expenses and professional fees of $0.2 million and an increase in personnel expenses of $0.1 million incurred as we expanded our operations.

Other Income (Expense), Net

Other income (expense), net was a net expense of $2.5 million and $4.6 million for the years ended December 31, 2016 and 2017, respectively, which largely consisted of interest expense on the Term Loan and the change in fair value of our contingent call option liability on the 2016 Convertible Notes. Interest expense was $2.6 million and $3.3 million for the years ended December 31, 2016 and 2017, respectively, which related to interest paid on Term Loan. For the year ended December 31, 2017, we recorded a net non-cash expense of $1.4 million related to the change in fair value of our contingent call option liability on the 2016 Convertible Notes.

Liquidity and Capital Resources

As of September 30, 2018, we had cash and cash equivalents of $13.5 million. Our cash and cash equivalents were primarily held in money market accounts. To date, we have financed our operations primarily through private placements of our preferred stock and convertible notes as well as borrowings under the Term Loan. From inception to September 30, 2018, we raised an aggregate of $92.2 million in gross proceeds from sales of our preferred stock and convertible notes and borrowed $15.0 million under the Term Loan. As of September 30, 2018, all amounts owing under the Term Loan had been paid in full. We also have the right to require the purchasers of our Series C preferred stock to purchase an additional $10.0 million in shares of Series C preferred stock under certain circumstances.

Cash Flows

The following table summarizes our cash flows for each of the periods presented below (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Net cash used in operating activities	$(11,162)	$(7,975)	$(5,141)	$(13,557)
Net cash used in investing activities	—	(13)	—	(66)
Net cash provided by financing activities	8,567	21,722	23,573	5,137

Net cash increase (decrease)	$(2,595)	$13,734	$18,432	$(8,486)

Operating Activities

During the nine months ended September 30, 2018, operating activities used $13.6 million of cash, resulting from our net loss of $14.6 million and net cash used in changes in our operating assets and liabilities of $1.5 million, partially offset by non-cash charges of $2.5 million. Net cash used by changes in our operating assets and liabilities for the nine months ended September 30, 2018 consisted primarily of a $1.5 million increase in prepaid expenses. The increase in prepaid expenses was primarily due to increases in prepayments under our ongoing research, development and clinical trial work performed by CROs. The non-cash charges for the nine months ended September 30, 2018 consisted primarily of a $2.0 million expense related to the change in fair value of our Series C redeemable convertible preferred stock liability and stock-based compensation expense of $0.3 million.

During the nine months ended September 30, 2017, operating activities used $5.1 million of cash, resulting from our net loss of $10.5 million, partially offset by non-cash charges of $4.0 million and net cash provided by changes in our operating assets and liabilities of $1.3 million. The non-cash charges for the nine months ended September 30, 2017 consisted primarily of a $1.8 million expense for accretion and accrual of discounts and debt issuance costs for the 2016 Convertible Notes, a $1.4 million expense related to the change in fair value in the contingent call option liability on the 2016 Convertible Notes, a $0.4 million expense for accrual of interest on the 2016 Convertible Notes and a $0.4 million expense for accretion and accrual of discounts and debt issuance costs for the Term Loan. Net cash provided by changes in our operating assets and liabilities for the nine months ended September 30, 2017 consisted primarily of a $1.3 million increase in accounts payable and accrued expenses. The increases in accounts payable and accrued expenses largely related to the accrual and timing of payments for our ongoing clinical trials.

During the year ended December 31, 2017, operating activities used $8.0 million of cash, resulting from our net loss of $12.9 million, partially offset by non-cash charges of $4.2 million and net cash provided by changes in our operating assets and liabilities of $0.7 million. The non-cash charges for the year ended December 31, 2017 consisted primarily of a $1.8 million expense for accretion and accrual of discounts and debt issuance costs for the 2016 Convertible Notes, a $1.4 million expense related to the change in fair value in the contingent call option liability on the 2016 Convertible Notes, a $0.4 million expense for accretion and accrual of discounts and debt issuance costs for the Term Loan and a $0.4 million expense for accrual of interest on the 2016 Convertible Notes. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2017 consisted primarily of a $0.7 million increase in accrued expenses due to our increased level of operating activities and the timing of vendor invoicing and payments.

During the year ended December 31, 2016, operating activities used $11.2 million of cash, resulting from our net loss of $11.1 million and net cash used in changes in our operating assets and liabilities of $1.5 million, partially offset by non-cash charges of $1.4 million. Net cash used in changes in our operating assets and liabilities for the year ended December 31, 2016 consisted primarily of a $1.1 million decrease in accounts payable and a $0.7 million decrease in accrued expenses, which were partially offset by a $0.3 million decrease in prepaid expenses. The decreases in accounts payable and accrued expenses largely related to the timing of vendor invoices and payments for our ongoing clinical trials. The decrease in prepaid expenses resulted from prepayments being applied to our ongoing research, development and clinical trial work performed by CROs. The non-cash charges for the year ended December 31, 2016 consisted primarily of a $0.7 million expense for accretion and accrual of discounts and debt issuance costs for the Term Loan and a $0.6 million expense for accretion and accrual of discounts and debt issuance costs for the 2016 Convertible Notes.

Investing Activities

During the nine months ended September 30, 2018 and the nine months ended September 30, 2017, we used an insignificant amount of cash in investing activities, consisting of purchases of property and equipment.

During the year ended December 31, 2017 and the year ended December 31, 2016, we used an insignificant amount of cash in investing activities, consisting of purchases of property and equipment.

Financing Activities

During the nine months ended September 30, 2018, net cash provided by financing activities was $5.1 million, primarily consisting of net cash proceeds of $10.5 million from our sales of shares of Series C preferred stock in the second tranche of our Series C preferred stock financing in August 2018, partially offset by payments of $4.8 million on the Term Loan.

During the nine months ended September 30, 2017, net cash provided by financing activities was $23.6 million, primarily consisting of net cash proceeds of $29.7 million from our sales of shares of Series C preferred stock in the initial tranche of our Series C preferred stock financing in July 2017, partially offset by repayments of $6.2 million on the Term Loan.

During the year ended December 31, 2017, net cash provided by financing activities was $21.7 million, primarily consisting of net cash proceeds of $29.7 million from our sales of shares of Series C preferred stock in the initial tranche of our Series C preferred stock financing in July 2017 and $0.2 million from sales of preferred stock in a subsequent special closing of our Series C preferred stock financing in November 2017, partially offset by repayments of $8.3 million on the Term Loan.

During the year ended December 31, 2016, net cash provided by financing activities was $8.6 million, primarily consisting of net cash proceeds of $10.6 million from our sales of the 2016 Convertible Notes in September and November, 2016, partially offset by repayments of $1.9 million on the Term Loan.

Funding Requirements

We expect to incur substantial expenditures in the foreseeable future as we advance nalbuphine ER through clinical development, the regulatory approval process and, if approved, commercial launch activities. Specifically, in the near term, we expect to incur substantial expenses relating to our ongoing pivotal PRISM trial, the additional Phase 3 clinical trial we will need to conduct to support the submission of an NDA to the FDA and a marketing authorization application to the European Medicines Agency for nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, our Phase 1b clinical trial in patients with chronic liver disease, our planned Phase 2 clinical trials in chronic cough in patients with IPF and LID in patients with Parkinson’s disease, the costs of commercialization activities, including manufacturing capabilities, for nalbuphine ER and other development activities including potentially commencing a Phase 2 clinical trial for pruritus associated with chronic liver diseases. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

We will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from sales of nalbuphine ER, if ever, we expect to finance our operations through the public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. Our future funding requirements, both short-term and long-term, will depend on many factors, including:

•

the scope, progress, timing, costs and results of clinical trials of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis and for other serious neurologically mediated conditions, as well of as any future product candidates;

•	the number and characteristics of indications for which we seek to develop nalbuphine ER or any future product candidates, and their respective development requirements;

•

the outcome, timing and costs of clinical and nonclinical trials and of seeking regulatory approvals, including the costs of supportive clinical studies such as our planned human abuse liability, or HAL, study and our planned Thorough QT, or TQT, studies;

•	the costs associated with the manufacture of necessary quantities of nalbuphine ER or any future product candidate for clinical development in connection with regulatory submissions;

•

the costs of commercialization activities for nalbuphine ER for the treatment of pruritus associated with prurigo nodularis or for any other serious neurologically mediated conditions or for any future product candidates that receive marketing approval, if any, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•

subject to receipt of marketing approvals, revenue, if any, received from commercial sales of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis or for any other serious neurologically mediated conditions or from any future product candidates;

•

our ability to identify potential collaborators for nalbuphine ER for the treatment of pruritus associated with prurigo nodularis or for any future product candidates and the terms and timing of any collaboration agreement that we may establish for the development and any commercialization of such product candidates;

•	the extent to which we acquire or in-license rights to other potential product candidates or technologies, and the terms and timing of any such acquisition or licensing arrangements;

•	our headcount growth and associated costs as we expand our research and development activities and establish a commercial infrastructure;

•	the costs of preparing, filing and prosecuting patent applications, maintaining, expanding and protecting our intellectual property rights and defending against intellectual property-related claims;

•	the effect of competing technological and market developments;

•	our ability to establish and maintain healthcare coverage and adequate reimbursement for our products; and

•	the costs of operating as a public company.

We believe that our existing cash and cash equivalents, together with the anticipated net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements through                .

Without giving effect to the anticipated net proceeds from this offering, we expect that our existing cash and cash equivalents, together with the additional $10.0 million in proceeds that we expect to receive from sales of our Series C preferred stock, will not be sufficient to fund our operating expenses and capital expenditure requirements for the 12 months following the issuance date of the financial statements included in this prospectus and we will need to raise additional capital to finance our operations, which cannot be assured. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern within one year after the issuance date of our financial statements for the year ended December 31, 2017. See Note 1 to our consolidated financial statements included in this prospectus for additional information on our assessment.

We have based our estimates as to how long we expect we will be able to fund our operations on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect, in which case we would be required to obtain additional financing, which may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any future debt financing into which we enter would result in fixed payment obligations and may involve agreements that include grants of security interests on our assets and restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, granting liens over our assets, redeeming stock or declaring dividends, that could adversely impact our ability to conduct our business. Any debt financing or additional equity that we raise may contain terms that could adversely affect our common stockholders.

If we are unable to raise sufficient capital as and when needed, we may be required to delay, reduce or abandon our product development programs or commercialization efforts. If we raise additional funds through collaborations or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to future revenue streams or product candidates or grant licenses on terms that may not be favorable to us

See “Risk Factors” for additional risks associated with our substantial capital requirements.

Contractual Obligations and Commitments

The following table summarizes our significant contractual obligations as of payment due date by period as of December 31, 2017 (in thousands):

	Payment Due by Period
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
Operating lease commitments(1)	$610	$112	$235	$242	$21

Total	$610	$112	$235	$242	$21

(1)	Consists of the minimum payment obligations under the operating lease for our headquarters, which expires in February 2023 and which we have an option to extend by an additional year.

The table above does not include potential milestone payments, license fee payments, royalties and other payments that we may be required to make under agreements we have entered into with certain institutions to license and purchase intellectual property. For additional information regarding our license agreements and amounts that could become payable in the future under such agreements, see “Business—License Agreements.” We believe that our payment obligations under agreements we have entered into to purchase intellectual property are not material.

We enter into contracts in the normal course of business with CROs for clinical trials, non-clinical studies and testing, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

Critical Accounting Policies and Use of Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

While our significant accounting policies are described in the Notes to our financial statements, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Research and Development Expenses

Research and development costs are expensed as incurred. Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed.

We have entered into agreements with CROs, contract manufacturing organizations and other companies. Our research and development accruals are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in accrued expenses on the balance sheet. If the actual timing of the performance of services or the level of effort varies from the original estimates, we will adjust the accrual accordingly. Payments made to CROs, contract manufacturing organizations and other companies under these arrangements in advance of the performance of the related services are recorded as prepaid expenses.

Stock-Based Compensation Expense

We account for stock-based compensation arrangements with employees in accordance with ASC 718, Stock Compensation, or ASC 718. ASC 718 requires the recognition of compensation expense, using a fair value based method, for costs related to all stock-based payments, including stock options. Our determination of the fair value of stock options on the date of grant utilizes the Black-Scholes option pricing model for stock options with time-based vesting, and is impacted by our common stock price as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables include expected term that options will remain outstanding, expected common stock price volatility over the term of the option awards, risk-free interest rates and expected dividends.

We have awarded stock options to non-employees for consultancy services. Prior to January 1, 2018, these stock options were measured at the fair value of the goods/services received or the fair value of the equity instrument issued, whichever was more reliably measured at the time of grant, and then remeasured at the then-current fair values at each reporting date until the stock options vested and were recognized as an expense over the requisite service period. We have adopted new guidance, with effect from January 1, 2018, which requires that non-employee share-based payment transactions be measured at the grant-date fair value and no longer remeasured at the then-current fair values at each reporting date until the stock options have vested.

The fair value of an option award is recognized over the period during which the optionee is required to provide services in exchange for the option award, known as the requisite service period (usually the vesting period) on a straight-line basis.

Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

Expected Term—The expected term assumption represents the weighted average period that the stock-based awards are expected to be outstanding. We have elected to use the “simplified method” for estimating the expected term of the options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option.

Expected Volatility—For all stock options granted to date, the volatility data was estimated based on a study of publicly traded industry peer companies. For purposes of identifying these peer companies, we considered the industry, stage of development, size and financial leverage of potential comparable companies.

Expected Dividend—The Black-Scholes valuation model calls for a single expected dividend yield as an input. We currently have no history or expectation of paying cash dividends on our common stock.

Risk-Free Interest Rate—The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

The following assumptions were used to calculate the fair value of awards granted during the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30, 2018
	2016	2017
			(unaudited)
Risk-free interest rate	1.8%	2.1%	2.7%
Expected volatility	75%	75%	70%
Expected dividend yield	—	—	—
Expected life of options (in years)	6.4	6.1	6.0
Forfeiture rate	3%	—	—
Fair value of common stock at the date of grant	$0.15	$0.34	$0.79

We will continue to use judgment in evaluating the expected volatility, expected terms and interest rates utilized for our stock-based compensation expense calculations on a prospective basis.

Stock-based compensation expense, net of estimated forfeitures, is reflected in the statements of operations and comprehensive loss as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Research and development expense	$64	$108	$70	$101
General and administrative expense	78	97	75	210

	$142	$205	$145	$311

As of December 31, 2017, total unrecognized stock-based compensation was $1.0 million, which is expected to be recognized over the remaining vesting period of 3.6 years. At September 30, 2018, there was approximately $2.0 million of unamortized compensation expense, which was expected to be recognized over a weighted average period of 3.4 years.

The intrinsic value of all outstanding stock options as of September 30, 2018 was approximately $             million based on a hypothetical common stock fair value of $             per share, the midpoint of the price range set forth on the cover page of this prospectus.

Common Stock Valuations

The estimated fair value of the common stock underlying our stock options was determined at each grant date by our board of directors, with input from management. All options to purchase shares of our common stock are intended to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant.

In the absence of a public trading market for our common stock, on each grant date, we develop an estimate of the fair value of our common stock based on the information known to us on the date of grant, upon a review of any recent events and their potential impact on the estimated fair value per share of the common stock, and in part on input from an independent third-party valuation. As is provided for in Section 409A of the Internal Revenue Code of 1986, as amended, or the Code, we generally rely on our valuations for up to twelve months unless we have experienced a material event that would have affected the estimated fair value of our common stock.

Our valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity

Securities Issued as Compensation, or the Practice Aid. The methodology to determine the fair value of our common stock included estimating the fair value of the enterprise using a market approach, which estimates the fair value of the company by including an estimation of the value of the business based on guideline public companies under a number of different scenarios. The assumptions used to determine the estimated fair value of our common stock are based on numerous objective and subjective factors, combined with management judgment, including external market conditions affecting the pharmaceutical and biotechnology industry and trends within the industry; our stage of development; the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock; the prices at which we sold shares of our convertible preferred stock; our financial condition and operating results, including our levels of available capital resources; the progress of our research and development efforts, our stage of development and business strategy; equity market conditions affecting comparable public companies; general U.S. market conditions; and the lack of marketability of our common stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, we considered the following methods:

•

Option Pricing Method, or OPM—The OPM treats common stock and convertible preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preferences at the time of a liquidity event, such as a strategic sale or merger. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock liquidation preference is paid. The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions, such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities.

•

Probability Weighted Expected Return Method, or PWERM—Under the PWERM methodology, the fair value of common stock is estimated based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

•

Hybrid Method—The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM. In the hybrid method used by us, we considered an initial public offering, or IPO, as the other potential future liquidity event. The equity value for the IPO scenario was determined using the guideline public company, or GPC, method under the market approach. The relative probability of the IPO scenario was determined based on an analysis of market conditions at the time and our expectations as to the timing and likely prospects of the IPO at each valuation date. In our application of the GPC method, we considered publicly traded companies in the biopharmaceutical industry that had a similar profile to ours as well as recently completed IPOs as indicators of our estimated future value in an IPO. We then discounted that future value back to the valuation date at an appropriate discount rate.

Based on our early stage of development and other relevant factors, our board of directors determined that the OPM was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock for valuations performed for December 2016 and December 2017, which resulted in our board of directors determining that the fair value of our common stock was $0.32 and $0.35, respectively. Following its determination in early 2018 that we should explore a potential IPO, our board of directors determined that the Hybrid Method was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock for valuations performed for April 2018 and September 2018, which resulted in the fair value of our common stock being $0.70 and $0.96, respectively.

In determining the estimated fair value of our common stock, our board of directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, our board of directors applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

Following the closing of this offering, our board of directors intends to determine the fair value of our common stock based on the closing price of our common stock on the Nasdaq Stock Market on the date of grant.

Income Taxes

We provide for income taxes under the asset and liability method. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and net operating loss and credit carryforwards, and are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all of the tax benefits will not be realized.

We account for uncertain tax positions in accordance with ASC 740, Accounting for Uncertainty in Income Taxes, or ASC 740. We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

As of December 31, 2017, our total deferred tax assets were $20.2 million. Due to our lack of earnings history and uncertainties surrounding our ability to generate future taxable income, the net deferred tax assets have been fully offset by a valuation allowance. The deferred tax assets were primarily comprised of federal and state tax net operating loss, or NOL, carryforwards. Due to our Series A preferred stock financing in December 2013, we were subject to an “ownership change” under Section 382 of the Code. As a result, our ability to use certain of these NOL carryforwards is limited. We may experience further ownership changes in the future as a result of subsequent shifts in our stock ownership, including this offering, some of which may be outside of our control. If a further ownership change occurred, our ability to use our NOL carryforwards might be further limited.

In the United States, on December 22, 2017, the Tax Cuts and Jobs Act, or the Tax Act, was signed into law. Substantially all of the provisions of the Tax Act are effective for taxable years beginning after December 31, 2017. The Tax Act includes significant changes to the Code, including amendments that significantly change the taxation of individuals and business entities. The Tax Act contains numerous provisions that impact us, the most significant of which reduces the federal corporate statutory tax rate from 34% to 21%.

The staff of the SEC has recognized the complexity of reflecting the impacts of the Tax Act, and on December 22, 2017 issued guidance in Staff Accounting Bulletin 118, or SAB 118, which clarifies accounting for income taxes under ASC 740 if information is not yet available or complete, and provides for up to a one year period in which to complete the required analyses and accounting (the measurement period). SAB 118 describes three scenarios associated with a company’s status of accounting for income tax reform: (1) a company is complete with its accounting for certain effects of tax reform, (2) a company is able to determine a reasonable estimate for certain effects of tax reform and records that estimate as a provisional amount or (3) a company is not able to determine a reasonable estimate and therefore continues to apply ASC 740, based on the provisions of the tax laws that were in effect immediately prior to the Tax Act being enacted.

The various provisions under the Tax Act deemed most relevant to us have been considered in preparation of our financial statements as of December 31, 2017. We have made a reasonable estimate for certain effects of tax reform and have recorded provisional amounts as part of our income tax provision. To the extent that clarifications or interpretations materialize in the future that would impact upon the effects of the Tax Act incorporated into our December 31, 2017 financial statements, those effects will be reflected in the future as or if they materialize.

Fair Value Measurements

Our financial instruments consist of cash and cash equivalents, income tax receivable, accounts payable, accrued expenses, term loan payable, convertible notes payable, Series C redeemable convertible preferred stock liability, contingent call option liability—convertible notes and obligation for loan success fee. Fair value estimates of these instruments are made at a specific point in time, based on relevant market information. The carrying amounts of cash and cash equivalents, income tax receivable, accounts payable and accrued expenses are generally considered to be representative of their respective fair values because of the short term nature of those instruments. The carrying amount of the term loan payable is estimated to approximate fair value due to its floating interest bearing terms. The carrying amounts of the convertible notes payable are estimated to approximate fair value due to their 7% interest rates and maturity dates of one year or less from issue date. The fair value of the contingent call option liability has been estimated utilizing our own internal analysis, including variables for the calculation of accrued interest and for the estimated conversion price. The fair value of the obligation for loan success fee has been estimated utilizing a probability-weighted income approach, including variables for the timing of the success event and other probability estimates. The fair value of Series C preferred stock liability has been estimated as the excess, if any, of the fair value of our Series C preferred stock over the purchase price of any outstanding tranches that may be sold pursuant to our stock purchase agreement referred to in “—Other Income (Expense), Net—Change in Fair Value of Series C Redeemable Convertible Preferred Stock”.

Current accounting guidance defines fair value, establishes a framework for measuring fair value in accordance with ASC 820, Fair Value Measurements and Disclosures, and requires certain disclosures about fair value measurements. The valuation techniques included in the guidance are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect market assumptions and are classified into the following fair value hierarchy:

•	Level 1—Observable inputs—quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs other than the quoted prices in active markets for identical assets and liabilities—such as quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs—includes amounts derived from valuation models where one or more significant inputs are unobservable and require the company to develop relevant assumptions.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC. See note 15 to our consolidated financial statements included in this prospectus, Commitments and Contingencies, regarding our guarantees and indemnifications.

JOBS Act Accounting Election

The Jumpstart Our Business Startups Act of 2012, as amended, or JOBS Act, permits emerging growth companies such as us to take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recently Adopted Accounting Pronouncements

In January 2016, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2016-01 titled Recognition and Measurement of Financial Assets and Financial Liabilities, or ASU 2016-01, which amends the guidance on the recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 is effective for annual and interim reporting periods beginning after December 15, 2017. The adoption of this update had no material effect on our financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business, or ASU 2017-01, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 requires an entity to evaluate if substantially all of the fair value of the gross assets acquired or disposed of is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least an input and one substantive process that together significantly contribute to the ability to create output and removes the evaluation of whether a market participant could replace missing elements. ASU 2017-01 should be applied prospectively and is effective for annual periods beginning after December 15, 2017 and interim periods within those annual periods. The adoption of ASU 2017-01 had no material effect on our financial statements.

In March 2016, the FASB issued ASU No. 2016-09 titled Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The new standard simplifies several aspects related to the accounting for share-based payment transactions, including the accounting for income taxes, statutory tax withholding requirements, forfeitures and classification on the statement of cash flows. This guidance is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2016. As a result of the adoption of this update as of January 1, 2017, we recognize forfeitures as they occur. The adoption of this update had no material effect on our financial statements.

In May 2017, the FASB issued ASU No. 2017-09 titled Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. The new standard clarifies when changes to share-based payment awards must be accounted for as modifications. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The new guidance will be applied prospectively to awards modified on or after the adoption date. The guidance is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2016. The adoption of this update had no material effect on our financial statements.

In May 2014, the FASB issued ASU No. 2014-09 titled Revenue from Contracts with Customers, which provides a single comprehensive model for accounting for revenue from contracts with customers and will supersede most existing revenue recognition guidance. We early adopted this update effective January 1, 2018. Because we have not had revenue, the adoption of this update had no impact on our financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-based Payment Accounting. The new standard will simplify the accounting for nonemployee share-based awards. The ASU expands the scope of Topic 718, Compensation-Stock Compensation, which currently only includes share-based payments issued to employees, to also include share-based payments issued to nonemployees for goods and services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity-Equity-Based Payments to Non-Employees. The standard is effective for public entities for annual periods beginning after December 15, 2018 and for interim periods within those fiscal years. We early adopted this update, effective January 1, 2018, and the adoption had no material effect on our financial statements.

Recent Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 titled Leases, or ASU 2016-02, which requires rights and obligations arising from both operating and capital leases to be reported on the balance sheet, and to disclose quantitative and qualitative information about lease transactions (such as information about variable lease payments and options to renew and terminate leases). ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We are currently evaluating the potential effect of this guidance on our consolidated financial statements.

There are no other recently issued accounting standards that apply to us or that are expected to have a material impact on our results of operations, financial condition or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

The market risk inherent in our financial instruments and in our financial position represents the potential loss arising from adverse changes in interest rates or exchange rates. As of September 30, 2018, we had cash and cash equivalents of $13.5 million, primarily held in interest-bearing money market accounts, which would be affected by changes in the general level of United States interest rates. However, due to the short-term maturities and the low-risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents.

We do not believe that inflation, interest rate changes or exchange rate fluctuations had a significant impact on our results of operations for any periods presented herein.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of nalbuphine ER to treat serious neurologically mediated conditions. We are currently developing nalbuphine ER for the treatment of chronic pruritus, chronic cough in patients with idiopathic pulmonary fibrosis, or IPF, and levodopa-induced dyskinesia, or LID, in patients with Parkinson’s disease. These conditions share a common pathophysiology that is mediated through opioid receptors in the central and peripheral nervous systems. Due to nalbuphine’s mechanism of action as a modulator of opioid receptors, we believe it has the potential to be effective in treating each of these conditions. We are currently conducting a pivotal Phase 2b/3 clinical trial of nalbuphine ER, which we refer to as the PRISM trial, in patients with severe pruritus associated with prurigo nodularis, and expect to report top-line data from the trial in the first half of 2020.

Nalbuphine ER is an oral extended release formulation of nalbuphine. Nalbuphine is a mixed k-opioid receptor agonist and μ-opioid receptor antagonist that has been approved and marketed as an injectable for pain indications for more than 20 years in the United States and Europe. The k- and μ-opioid receptors are known to be critical mediators of itch, cough and certain movement disorders. Nalbuphine’s mechanism of action also mitigates the risk of abuse associated with μ-opioid agonists because it antagonizes, or blocks, the μ-opioid receptor. Nalbuphine is currently the only opioid approved for marketing that is not classified as a controlled substance in the United States or Europe.

The following table summarizes key information about our clinical programs for nalbuphine ER. We have retained worldwide development and commercial rights for nalbuphine ER in all indications.

Chronic pruritus, defined as itching lasting longer than six weeks, causes a number of physical and psychological issues that can substantially impact patients’ daily well-being. The urge to scratch can be unbearable and the act of scratching can remove layers of skin and break the skin barrier, leading to bleeding and scarring and greatly increasing the risk of infection. Chronic pruritus can also lead to trouble sleeping, resulting in loss of work productivity and increased anxiety and depression as patients struggle to maintain self-control. Chronic pruritus is a hallmark of many dermatologic and systemic diseases and is the predominant reason that patients with these diseases experience so much discomfort. A recent report published in the Journal of the American Academy of Dermatology estimated that up to 26% of the worldwide population will suffer from chronic pruritus at some point in their lives. According to the Global Pruritus Therapeutic Market Research Report issued in 2017, the market for pruritus therapeutics was $10.8 billion in 2016 and is expected to grow to $14.3 billion in 2022. Despite the large market opportunity and the severity of chronic pruritus, there are no drugs approved in the United States or Europe for the treatment of moderate to severe pruritus. Nalbuphine ER’s dual mechanism of action targets opioid receptors located in both the central and peripheral nervous systems, each of which plays a role in modulating the sensation of itch. We believe this makes nalbuphine ER a promising potential therapy for the treatment of chronic pruritus.

We have completed clinical trials in two distinct and serious pruritic conditions, uremic pruritus and pruritus associated with prurigo nodularis, with over 400 patients treated with different doses of nalbuphine ER in these trials. Uremic pruritus is a pruritic condition occurring in patients with chronic kidney disease typically receiving dialysis. Prurigo nodularis is an intensely pruritic dermatologic condition characterized by the presence of nodular pruriginous lesions such as papules or plaques. Among other endpoints, these trials measured the reduction in pruritus as reported on the worst itch numerical rating scale, or WI-NRS, which is a patient-reported assessment on an 11-point scale from 0 to 10 of the severity of the worst itch experienced in the last 24 hours.

In our Phase 2b/3 clinical trial in uremic pruritus, we enrolled 373 patients with moderate to severe uremic pruritus. Patients were randomized to one of three arms: either 108 mg or 54 mg of nalbuphine ER or placebo, each administered twice daily. The primary endpoint in the trial was the change from baseline in patients’ seven-day mean WI-NRS scores. The trial met its primary endpoint in the 108 mg arm, where patients reported a mean 3.49 point reduction in WI-NRS score from baseline to week eight as compared with a mean 2.80 point reduction in the placebo arm (p=0.017). Patients in the 54 mg arm reported a mean 3.10 point reduction in WI-NRS score from baseline, which was larger than the 2.80 point reduction in the placebo arm, although the difference was not statistically significant (p=0.441). The reduction in WI-NRS scores across the three arms of the trial demonstrated a dose response. P-value is a conventional statistical method for measuring the statistical significance of clinical results. A p-value of less than 0.05 is generally considered to represent statistical significance, meaning that there is a less than five percent likelihood that the observed results occurred by chance.

In our Phase 2 clinical trial in prurigo nodularis, we enrolled 63 patients with prurigo nodularis who had moderate to severe pruritus. Patients were randomized to one of three arms: either 162 mg or 81 mg of nalbuphine ER or placebo, each administered twice daily. The primary endpoint of the trial was the proportion of patients reporting at least a 30% reduction from baseline to week 10 in seven-day mean WI-NRS scores, patients who were defined as responders. In the 162 mg arm, patients reported a mean 2.51 point reduction in WI-NRS score from baseline as compared with a mean 1.75 point reduction in the placebo arm (p=0.083), with 44% of the patients in the 162 mg arm constituting responders as compared to 36% of the patients in the placebo arm (p=0.323). In the 81 mg arm, patients reported a mean 2.14 point reduction in WI-NRS score from baseline, with 27% of the patients in the arm constituting responders (p=0.779). A key secondary endpoint of the trial was the proportion of patients reporting at least a 50% reduction in WI-NRS score from baseline. In the 162 mg arm, 33% of patients reported at least a 50% reduction in WI-NRS score as compared to 18% of patients in the placebo arm (p=0.083). The trial met a key secondary efficacy endpoint, reduction of ItchyQoL™ scores, in the 162 mg arm compared to the placebo arm (p=0.022). ItchyQoL measures quality of life improvements from pruritus reduction. The secondary endpoints of the trial were not powered for statistical significance.

We conducted a post hoc analysis of the data from the 50 patients who completed the 10-week course of treatment in our Phase 2 clinical trial in prurigo nodularis. With the small number of patients enrolled in the trial, the number of patients discontinuing treatment prior to the end of the trial had a substantial impact on the results. Approximately 75% of the discontinuations in the nalbuphine ER arms occurred in an initial two-week titration period among patients who had not reached the target dose of nalbuphine ER. As a result, we believe that an analysis of the trial results in this subset of patients, whom we refer to as completers, provides informative data regarding nalbuphine ER because it eliminates the effects of patient discontinuations. In the trial, 50% of the completers in the 162 mg arm reported at least a 50% reduction in WI-NRS score from baseline, as compared to 20% of the completers in the placebo arm (p=0.028), although this analysis was not powered for statistical significance. As the patients in the 162 mg arm had a mean baseline WI-NRS score of 8.05, a 50% reduction in WI-NRS score from baseline for patients in this arm was comparable to a 4-point reduction in WI-NRS score, the primary efficacy endpoint of our pivotal PRISM trial.

Based on the results of our prurigo nodularis and uremic pruritus trials and open label extension trials in both indications, and discussions with the United States Food and Drug Administration, or FDA, and European regulatory authorities, we initiated our pivotal Phase 2b/3 Pruritus Relief through Itch Scratch Modulation, or PRISM, trial in September 2018. The PRISM trial consists of two parts. The first part of the trial is a randomized, double-blind, placebo-controlled, parallel, two-arm, 14-week treatment study that is evaluating the safety and anti-pruritic efficacy of nalbuphine ER 162 mg tablets in 240 patients with severe pruritus associated with prurigo nodularis at approximately 50 sites in the United States and Europe. The second part of the trial is an open label extension to evaluate nalbuphine ER’s long-term safety profile as well as its effects on key prurigo nodularis parameters, including itch and skin healing, over a further 38 weeks, resulting in a 52-week overall treatment period. The primary efficacy endpoint for the trial is the proportion of patients achieving at least a 4-point improvement from baseline with respect to their worst itch at week 14 as measured by WI-NRS. The trial also includes several secondary endpoints, including mean changes from baseline to week 14 in skin healing assessments and quality of life measurements, such as ItchyQoL. In designing the statistical plan for the trial, we considered the rates of patient discontinuations we experienced in our earlier trials. We believe that these discontinuation rates can be reduced through increased patient and physician education prior to the commencement of dosing. We expect to report top-line data from the 14-week blinded treatment period of the PRISM trial in the first half of 2020. We will need to conduct an additional pivotal trial to support the submission of a new drug application, or NDA, to the FDA and a marketing authorization application, or MAA, to the European Medicines Agency, or EMA. We may initiate this trial before the PRISM trial is complete.

We have also commenced a Phase 1b clinical trial in patients with chronic liver disease to evaluate the safety, pharmacokinetics and anti-pruritic effect of nalbuphine ER in this population, with data expected in the first half of 2019. We also intend to use data from this trial to support an NDA submission for nalbuphine ER in prurigo nodularis. If the data from the Phase 1b clinical trial are positive, we intend to commence a Phase 2 clinical trial for pruritus associated with chronic liver disease. We are not actively developing nalbuphine ER for uremic pruritus at this time based on our evaluation of the market dynamics in uremic pruritus, but may consider resuming development in the future.

As a result of nalbuphine’s ability to modulate the k- and μ-opioid receptors, which are known to be involved in the pathophysiology of chronic cough in patients with IPF and in LID in patients with Parkinson’s disease, we are also pursuing the development of nalbuphine ER for each of these indications. We intend to initiate a Phase 2a clinical trial of nalbuphine ER in the first half of 2019 to evaluate the safety of nalbuphine ER in patients with IPF, and make an initial assessment of its efficacy on cough, with data expected in the second half of 2019. Subject to discussions with the FDA and the submission of an investigational new drug application, or IND, for this indication, we also intend to initiate a Phase 2 clinical trial of nalbuphine ER in the second half of 2019 to evaluate the effect of nalbuphine ER on LID in patients with Parkinson’s disease.

Our management team has extensive experience in the successful clinical development and commercialization of therapeutic products. Members of our senior executive team have held drug development, commercial and senior leadership roles at a number of pharmaceutical and biotechnology companies, including Penwest Pharmaceuticals, or Penwest; Bristol-Myers Squibb; Boehringer Ingelheim; and Sanofi Genzyme. Certain members of our management team were responsible for the development of nalbuphine ER at Penwest prior to its acquisition by Endo Pharmaceuticals, or Endo. We believe this breadth of experience and track record, combined with our broad network of established relationships with leaders in the industry and medical community, provide us with the skills necessary to build a successful biopharmaceutical company. We have been backed by a group of leading life sciences investors, including New Enterprise Associates, TPG Biotech, Omega Funds, Lundbeckfonden Ventures and Aperture Venture Partners.

Our Strengths

We believe our company and our product candidate, nalbuphine ER, have the following key distinguishing characteristics:

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Nalbuphine ER is currently in a pivotal trial and has demonstrated proof of concept in two serious chronic pruritus indications. We have completed clinical trials of nalbuphine ER that demonstrated statistically significant improvements in patients with uremic pruritus and clinically relevant results in patients with pruritus associated with prurigo nodularis. Based on the data from these trials and open label extension trials in both indications, and discussions with the FDA and European regulatory authorities, we are currently conducting a pivotal Phase 2b/3 clinical trial of nalbuphine ER for the treatment of severe pruritus associated with prurigo nodularis, and expect to report top-line data from the blinded treatment period of the trial in the first half of 2020.

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Broad clinical pipeline with several upcoming data read-outs. Based on nalbuphine ER’s dual mechanism of action that targets k- and μ-opioid receptors, which are known critical mediators of itch, cough and certain movement disorders, we are developing nalbuphine ER to treat serious neurologically mediated conditions. In addition to pruritus associated with prurigo nodularis, we are developing nalbuphine ER for the treatment of pruritus in chronic liver disease in a Phase 1b clinical trial with data expected in the first half of 2019. We also intend to initiate a Phase 2a clinical trial of nalbuphine ER for chronic cough in patients with IPF in the first half of 2019, with data expected in the second half of 2019, and to initiate a Phase 2 clinical trial of nalbuphine ER for LID in patients with Parkinson’s disease in the second half of 2019.

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Targeting large market opportunities with significant unmet medical needs. There are currently no approved therapies for the treatment of moderate to severe pruritus or the treatment of chronic cough in IPF patients in the United States and Europe, and the current standards of care for these debilitating conditions consist of off-label treatments that have limited or no efficacy. While there is one approved therapy for the treatment of LID in patients with Parkinson’s disease, we believe there is significant unmet need in this patient population. We believe that each of these conditions presents a significant market opportunity. In addition, because patients suffering from these conditions are largely served by specialist physicians, we believe we have the opportunity to commercialize nalbuphine ER in the United States for these conditions directly through our own focused, specialty sales organization.

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Nalbuphine has an established efficacy and safety profile. Nalbuphine has been approved and marketed as an injectable for pain indications for more than 20 years in the United States and Europe. In 13 clinical trials, nalbuphine ER has been dosed in more than 750 individuals and has been shown to be well-tolerated with a favorable safety profile, including in six and 12-month safety studies in the intended patient populations. In addition, nalbuphine’s mechanism of action mitigates the risk of abuse associated with μ-opioid agonists because it blocks the μ-opioid receptor. Nalbuphine is currently the only opioid approved for marketing that is not classified as a controlled substance in the United States or Europe.

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Broad intellectual property portfolio with worldwide rights to nalbuphine ER. We own or exclusively license 15 issued patents covering methods of use and formulations of nalbuphine ER, with multiple pending patent applications, protecting the use of our product candidate through at least 2032. We have retained worldwide development and commercial rights for nalbuphine ER in all indications.

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Experienced management team and backing from leading life sciences investors. Members of our management team have extensive experience in product development and commercialization of successful pharmaceutical products. We have been backed by leading life sciences investors including New Enterprise Associates, TPG Biotech, Omega Funds, Lundbeckfonden Ventures and Aperture Venture Partners.

Our Strategy

We are focused on the development and commercialization of nalbuphine ER to treat serious neurologically mediated conditions. The key elements of our strategy are:

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Complete the clinical development of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis. In September 2018, we initiated our pivotal PRISM trial to evaluate the safety and anti-pruritic efficacy of nalbuphine ER in patients with severe pruritus associated with prurigo nodularis. We expect to report top-line data from the blinded treatment period of the trial in the first half of 2020. We will need to conduct an additional pivotal trial to support the submission of an NDA to the FDA and an MAA to the EMA. We may initiate this trial before the PRISM trial is complete.

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Pursue continued development of nalbuphine ER for additional pruritic conditions. Based on the proof of concept data in pruritus from our clinical trials in patients with prurigo nodularis and uremic pruritus, we plan to continue to develop nalbuphine ER for the treatment of other pruritic conditions. We have commenced a Phase 1b clinical trial in patients with chronic liver disease to evaluate the safety, pharmacokinetics and anti-pruritic effect of nalbuphine ER in these patients. We may also seek to develop nalbuphine ER for the treatment of uremic pruritus and pruritus associated with additional dermatology, oncology, hematology and neurology related conditions.

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Leverage the dual mechanism of action of nalbuphine ER to pursue other neurologically mediated conditions. We intend to develop nalbuphine ER to treat other serious neurologically mediated conditions that share a common pathophysiology mediated through opioid receptors in the central and peripheral nervous systems. In the first half of 2019, we intend to initiate a Phase 2a clinical trial to evaluate the safety of nalbuphine ER in patients with IPF, and make an initial assessment of its efficacy on cough, with data expected in the second half of 2019. We also intend to initiate a Phase 2 clinical trial of nalbuphine ER in the second half of 2019 to evaluate the effect of nalbuphine ER on LID in patients with Parkinson’s disease.

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Maximize the commercial potential of nalbuphine ER. We have retained worldwide commercial rights for nalbuphine ER. If nalbuphine ER receives marketing approval from the FDA for any of the indications we are currently pursuing, we plan to commercialize nalbuphine ER in the United States with our own focused, specialty sales organization targeting the physicians specializing in these conditions. If nalbuphine ER receives marketing approval for any of these indications outside the United States, we expect to utilize a variety of collaboration, distribution and other marketing arrangements with one or more third parties to commercialize nalbuphine ER in such markets.

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Evaluate business development opportunities and potential collaborations. We plan to evaluate the merits of entering into collaboration agreements with other pharmaceutical or biotechnology companies that may contribute to our ability to efficiently advance product candidates, build our product pipeline and concurrently advance a range of research and development programs.

Nalbuphine Mechanistic Rationale

Nalbuphine is a mixed k-opioid receptor agonist and μ-opioid receptor antagonist. Drugs targeting opioid receptors have been studied for decades and the biology and pharmacology of these receptors are well-understood. There are three types of opioid receptors, mu (“μ”), kappa (“k”) and delta (“d”), which are expressed in varying concentrations in many different tissues, including the central and peripheral nervous systems, airway and lung tissue, circulating immune and inflammatory cells and the skin.

Modulation of opioid receptors, either naturally or with opioid drugs, results in multiple signaling actions at the cellular level. The receptor dynamics are complex and receptor signaling differs depending on whether the receptor is being exposed to an agonist or antagonist opioid drug. Agonists activate the receptors to which they bind, and antagonists bind to receptors, which can block the activity of agonists. In addition, opioid drugs of the same class may have different effects depending on their pharmacological properties.

In addition to the individual cellular dynamics, published research also supports the phenomena of network interaction dynamics, where activation of one type of opioid receptor type at one anatomical location can influence the activity of a different type of opiate receptor located at a different anatomical location. For example, published research has shown evidence of signaling between cell groups where k-receptor activation on specific cells can antagonize μ-opioid receptor activation on other cells. As a result of these apparent network interaction dynamics between the k- and μ-opioid receptors, we believe that simultaneously modulating both k- and μ-opioid receptors with a single drug offers significant therapeutic potential in diseases that are mediated through these receptors.

Published research suggests that in certain diseases the concentration and expression of opioid receptors is different for people with the disease as compared to healthy individuals. For example, published research has shown that human skin tissue samples from patients with prurigo nodularis show a down regulation of μ-opioid receptor expression as compared to normal skin. In patients with Parkinson’s disease, multiple published studies have shown a reduction in opioid receptor density in the thalamus and basal ganglia regions of the brain in patients suffering from LID as compared to patients not suffering from dyskinesia. We believe these differences in opioid receptor concentration and expression between healthy individuals and people with disease suggest that opioid drugs targeting these receptors have the potential to offer therapeutic benefit to people suffering from these diseases.

As shown in the diagram below, k- and μ-opioid receptors are naturally concentrated in several areas of the body, including in the brain, brain stem, spinal cord, peripheral nerves, lungs and skin, which are the areas of the body involved in the physiology of chronic pruritus, chronic cough in IPF and LID.

With respect to pruritus, the sensation of itch and the urge to scratch are known to be mediated by k- and μ-opioid receptor expression in the reward centers of the brain as well as the spinal cord, skin and peripheral nervous system. Published clinical trials of the k-agonist nalfurafine have demonstrated effectiveness in reducing uremic pruritus and pruritus secondary to chronic hepatic disease. Nalfurafine is approved and marketed in Japan for both conditions. In addition, a number of published clinical trials have reported on the effectiveness of the μ-antagonist naltrexone in reducing pruritus related to hepatic disease and pruritus related to prurigo nodularis.

With respect to cough, k- and μ-opioid receptors in the brain stem, lungs and the peripheral lung nerves are believed to be involved in mediating respiration and the cough reflex. While there are no approved opioid therapeutics for suppression of cough in humans, the mixed k-agonist and μ-partial agonist butorphanol is approved and marketed for animals in a veterinary injection and tablet formulation for the relief of chronic non-productive cough. In addition, in clinical trials both butorphanol and pentazocine, a mixed k-agonist and μ-antagonist, have demonstrated suppression of cough in fentanyl-induced cough during anesthetic induction in patients.

With respect to Parkinson’s disease, it is believed that opioid signaling in the thalamus and basal ganglia regions of the brain may play a role in mediating LID. Published research using a brain imaging technique has shown that Parkinson’s patients suffering from LID have reduced opioid receptor availability in the thalamus and the basal ganglia, as compared to Parkinson’s patients responding normally to levodopa therapy and not exhibiting LID. Additionally, there is an inverse correlation between the availability of these receptors and the severity of dyskinesia. This decrease in opioid receptor availability is believed to be due to altered opioid transmission in these brain regions in patients with LID. In addition, a number of opioid components have been evaluated in preclinical animal models of LID and the data indicate that μ-antagonism has the most benefit, with k-agonism also having desirable effects.

Nalbuphine ER

Nalbuphine ER is an oral extended release formulation of nalbuphine, a small molecule and a member of the opioid agonist-antagonist class of drugs. Nalbuphine acts as an agonist at the opioid k-receptor while competitively antagonizing the μ-opioid receptor. Nalbuphine is a marketed drug currently available only as nalbuphine hydrochloride for injection, a generic equivalent to Nubain, which has been approved in the United States and Europe for use in the relief of moderate to severe pain for more than 20 years. Nalbuphine is not currently classified as a controlled substance in the United States or Europe and is not commercially available in an oral dosage form. We are developing nalbuphine ER to treat serious neurologically mediated conditions, including chronic pruritus, chronic cough in patients with IPF and LID in patients with Parkinson’s disease.

We have leveraged the known mechanism and proven biological activity of nalbuphine in pain to expedite the clinical development of nalbuphine ER. We have also drawn on the safety and tolerability data from eight prior clinical trials of nalbuphine ER conducted by Penwest, from which we have licensed rights to nalbuphine ER, including two Phase 2 clinical trials of nalbuphine ER for the treatment of pain, to support our clinical development efforts. We believe that the established efficacy and safety profile of nalbuphine and the clinical experience with nalbuphine ER indicate a favorable safety and tolerability profile that provides a strong foundation for advancing nalbuphine ER into late-stage clinical trials.

Our Nalbuphine ER Development Programs

Chronic Pruritus Programs

We are developing nalbuphine ER for the treatment of chronic pruritus associated with various conditions. We have filed an IND with the FDA covering nalbuphine ER in pruritus in prurigo nodularis and uremic pruritus. We have completed two double-blind, placebo-controlled clinical trials in patients with moderate to severe uremic pruritus and moderate to severe pruritus associated with prurigo nodularis that have established proof of concept in these indications. We believe that the pruritus associated with multiple distinct conditions, including prurigo nodularis, pruritus in chronic liver disease and uremic pruritus, involves activation of a common neuronal pathway for itch signaling.

Chronic pruritus, defined as itching lasting longer than six weeks, causes a number of physical and psychological issues that can substantially impact patients’ daily well-being. The urge to scratch can be unbearable, and the act of scratching can remove layers of skin and break the skin barrier leading to bleeding, scarring and greatly increasing the risk of infection. Chronic pruritus can also lead to trouble sleeping, resulting in loss of work productivity and increased anxiety and depression as patients struggle to maintain self-control. Chronic pruritus is a hallmark of many dermatologic and systemic diseases and is the predominant reason that patients with these diseases experience so much discomfort. A recent report published in the Journal of the American Academy of Dermatology estimated that up to 26% of the worldwide population will suffer from chronic pruritus at some point in their lives.

Despite its prevalence, chronic pruritus is not well addressed by current treatment options. Pruritic skin diseases are commonly treated with a multi-prong therapeutic approach. Skin barrier restoration and maintenance through application of topical moisturizers and treatment of skin lesions locally through the use of topical corticosteroids or other topical anti-inflammatory agents are the predominant first-line therapies for many pruritic skin diseases. Phototherapy and systemic immunomodulators, including biologics, are frequently used for more severe disease conditions. These treatment options may reduce pruritus to some degree in addition to their effects on skin health and inflammation. Yet many patients with chronic pruritus still report high levels of pruritus despite active topical or systemic therapy. This significant medical need is reflected by the widespread use of therapies intended to address pruritus specifically, such as oral antihistamines, despite evidence demonstrating their relative lack of efficacy, as well as concerns regarding their safety and tolerability. According to the Global Pruritus Therapeutic Market Research Report issued in 2017, the market for pruritus therapeutics was $10.8 billion in 2016 and is expected to grow to $14.3 billion in 2022.

Prurigo Nodularis Program

Overview

Prurigo nodularis is an intensely pruritic dermatologic condition that constitutes a distinct dermatologic diagnosis. The core symptoms and criteria for diagnosis of prurigo nodularis are chronic pruritus, a history and/or signs of repeated scratching, and the presence of multiple pruriginous lesions. The presence and persistence of these pruriginous lesions are hallmarks of prurigo nodularis and aid in its diagnosis. These lesions are generally symmetrically distributed, intensely itchy papules, nodules or plaques, which may be associated with excoriations and ulcerations. As illustrated below, prurigo nodularis can arise from itch caused by a number of pre-existing conditions, with the initial scratching beginning a vicious itch-scratch cycle that results in the nodules that are characteristic of the distinct and separate disease of prurigo nodularis.

The pruritus associated with prurigo nodularis is generally considered to be one of the most severe and treatment-resistant forms of pruritus. In a retrospective study of 108 prurigo nodularis patients published in 2013 in the Journal of the European Academy of Dermatology and Venereology, patients rating their most severe itch over the prior 24 hours on the WI-NRS reported a median WI-NRS score of 8 and a mean and median duration of prurigo nodularis of 77.5 and 36 months, respectively. As illustrated in the diagram below, the WI-NRS is a patient-reported assessment on an 11-point scale from 0 to 10 of the severity of the worst itch experienced in the last 24 hours, and scores of 7 or more are considered to indicate severe itch.

Patients with prurigo nodularis also typically experience a significant negative impact on their overall quality of life, including severe negative impacts on their confidence at work and in social activities. In a natural history study in 593 patients with prurigo nodularis at the Itch Center, University of Münster in Germany, it was shown that all of the patients in the study had a severe impairment of quality of life, as measured by the Dermatology Life Quality Index, or DLQI, a specific validated quality-of-life measurement that has been used in many different skin condition trials. With increasing intensity of pruritus, the quality of life worsened and DLQI values increased.

No treatment for chronic pruritus associated with prurigo nodularis has been approved in the United States or Europe. Treatment of prurigo nodularis typically involves a multifaceted approach to treat the lesions and reduce pruritus. Therapies may include corticosteroids and other immunosuppressive or anti-inflammatory treatments, phototherapy and drugs such as gabapentin and Lyrica (pregabalin), prescription medicines approved for the treatment of seizures and neuropathic pain. Prurigo nodularis is often treatment-resistant with high recurrence rates.

Clinical Development

We have conducted a Phase 2 clinical trial and an open-label extension study of nalbuphine ER in pruritus in patients with prurigo nodularis and are currently conducting our pivotal PRISM trial that is intended to support an NDA submission to the FDA and an MAA submission to the EMA for nalbuphine ER for the treatment of pruritus associated with prurigo nodularis. We will need to conduct an additional pivotal trial to support the submission of an NDA to the FDA and an MAA to the EMA. We may initiate this trial before the PRISM trial is complete.

Phase 2 Clinical Trial

We completed a Phase 2 clinical trial in August 2016 evaluating the safety and efficacy of nalbuphine ER as compared to placebo in patients with pruritus associated with prurigo nodularis. The trial was a multicenter, randomized, double-blind trial conducted at eight sites in the United States and Europe. The trial enrolled a total of 63 adult patients who had prurigo nodularis for at least six weeks and seven-day mean WI-NRS scores of at least 5, indicating moderate to severe pruritus. The patients were randomized across three treatment arms: either 162 mg or 81 mg of nalbuphine ER or placebo, each administered twice daily. The baseline seven-day mean WI-NRS scores for the three treatment arms were comparable: 8.05 for the 162 mg arm, 8.46 for the 81 mg arm and 7.96 for the placebo arm. There were three dosing periods in the trial, all of which were blinded: an initial two-week titration period during which patients received gradually increasing doses of nalbuphine ER or placebo, reaching the final assigned dose on day 15; an eight-week fixed dosing period; and a two-week off-treatment safety observation period.

The primary endpoint of the trial was the proportion of patients reporting at least a 30% reduction from baseline to week 10 in seven-day mean WI-NRS scores. We refer to these patients as 30% responders. Key secondary endpoints included:

•	mean change in seven-day mean WI-NRS scores from baseline to week 10;

•

the proportion of patients reporting at least a 50% reduction in seven-day mean WI-NRS score from baseline to week 10, whom we refer to as 50% responders, which reduction was comparable to a 4-point reduction in WI-NRS score, the primary efficacy endpoint for our pivotal PRISM trial, for patients in the 162 mg arm due to such patients having a mean baseline WI-NRS score of 8.05; and

•

mean change from baseline to week 10 in total ItchyQoL score, a 22-question assessment using a severity scale of 1 to 5 that measures how pruritus affects patients’ quality of life based on symptoms related to the pruritic condition, their functional limitations, their emotions and observations about their skin disease.

Efficacy Results

The following table summarizes the outcomes of the trial at week 10 for the primary endpoint and key secondary endpoints. The table below also includes results from a post hoc analysis of the 50 patients who completed the 10-week course of treatment, who we refer to as completers. We believe this post hoc analysis provides informative data as it eliminates the effects of patient discontinuations. With the small number of patients enrolled in the trial, the number of patients discontinuing treatment prior to the end of the trial had a substantial impact on the results, even though the number of discontinuations was small in absolute terms. Approximately 75% of the discontinuations in the nalbuphine ER arms occurred in the titration period among patients who had not reached the target dose of nalbuphine ER. During the trial, the discontinuation rate declined as enrollment progressed, which we believe was due to trial sites and investigators gaining experience with nalbuphine ER and the trial. We believe that these discontinuation rates can be reduced in future trials through increased patient and physician education prior to the commencement of dosing as the adverse events leading to these discontinuations were mild in nature and transient.

	Nalbuphine ER 162 mg		Nalbuphine ER 81 mg		Placebo

Endpoint	mITT(1): n=18 Completers(2): n=12		mITT(1): n=22 Completers(2): n=18		mITT(1): n=22 Completers(2): n=20
		p-value(3)		p-value(3)
Responder Analyses
30% responders in mITT population(4)	44%	p=0.323	27%	p=0.779	36%
Post hoc analysis of 30% responders in completer population	75%	p=0.026	33%	p=0.723	40%
50% responders in mITT population	33%	p=0.083	14%	p=0.981	18%
Post hoc analysis of 50% responders in completer population (comparable in 162 mg arm to a 4-point reduction in WI-NRS score)	50%	p=0.028	11%	p=0.649	20%

Other Key Analyses
Mean change in seven-day mean WI-NRS scores in mITT population	-2.51	p=0.083	-2.14	p=0.354	-1.75
Post hoc analysis of mean change in seven-day mean WI-NRS scores in completer population	-3.43	p=0.025	-2.52	p=0.491	-1.85
Mean change in total ItchyQoL score in mITT population	-13.83	p=0.022	-7.79	p=0.373	-5.45

(1)	Represents the modified intention to treat population, which consists of all of the patients who were randomized and commenced dosing.
(2)	Consists of the patients who completed the 10-week course of treatment.
(3)	All p-values compare treatment group to placebo. Only the primary endpoint was powered for statistical significance.
(4)	Primary endpoint of the trial.

Safety Results

Nalbuphine ER was well tolerated in the trial. No serious adverse events, or SAEs, were assessed as definitely, probably or possibly related to nalbuphine ER. The majority of treatment emergent adverse events, or TEAEs, occurred during the titration period. During the titration period, 73% of nalbuphine ER-treated patients experienced one or more adverse events, as compared to 46% of patients receiving placebo. The following table summarizes the most common TEAEs experienced by patients in the trial, indicating the percentage of the modified intention to treat, or mITT, population of each arm that reported each such TEAE, subdivided by the grade of the reported TEAEs. Grade refers to the severity of the TEAE, with grade 1 TEAEs generally including mild or asymptomatic conditions or clinical or diagnostic observations only, grade 2 TEAEs generally including moderate events or minimal, local or noninvasive intervention events and grade 3 TEAEs generally including severe or medically significant events that are not immediately life-threatening, events requiring hospitalization or prolongation of hospitalization or disabling events. There were no grade 4 or grade 5 TEAEs reported in the trial, which would generally include life-threatening or urgent intervention events and deaths. Patients were able to report multiple TEAEs and, as a result, the percentages specified below for each arm or grade do not necessarily represent the percentage of patients in the arm that experienced any TEAE or any grade of any TEAE.

TEAE	Nalbuphine ER 162 mg (n=18)			Nalbuphine ER 81 mg (n=22)			Placebo (n=22)
Grade	1	2	3	1	2	3	1	2	3
Dizziness	28%	11%	—	14%	9%	—	5%	—	—
Nausea	17%	22%	—	9%	9%	—	5%	—	—
Headache	11%	17%	—	9%	18%	—	5%	5%	—
Fatigue	11%	—	—	14%	5%	5%	—	—	—

Open Label Extension Study

We completed a one-year open label extension study of our Phase 2 clinical trial in patients with prurigo nodularis in July 2017. Patients who completed the Phase 2 clinical trial were able to enroll in the extension study following a safety washout period. Patients who enrolled in the extension study who had WI-NRS scores of at least 5 were immediately admitted to the active treatment period of the study. Patients with WI-NRS scores of less than 5 entered an observation period for up to 12 weeks. Patients in this observation period began to receive active treatment only following their first reported WI-NRS score of at least 5, or if they reached the end of the 12-week observation period and their WI-NRS scores remained below 5, they were required to leave the study.

Patients in the active treatment period received nalbuphine ER at a dose determined by self-titration (both up and down) to tolerance, but not exceeding 162 mg, twice daily, for up to 50 weeks. The variable-length observation period resulted in an active treatment period that could range from 38 to 50 weeks, depending on when the patient moved from the observation period to the active treatment period. The open label extension study enrolled 41 patients and of these 36 were admitted to the active treatment period. Of the patients admitted to the active treatment period, 20 patients completed at least 26 weeks of treatment and 16 patients completed 50 weeks of treatment, which are periods that correspond to guidelines of the International Council for Harmonisation of Technical Requirements for the Registration of Pharmaceuticals for Human Use to assess safety over periods of approximately six months and one year.

We observed mean changes in WI-NRS score from commencement of the active treatment period to week 26 and week 50 of -3.9 and -4.2, respectively, and a mean change in total ItchyQoL score from commencement of the active treatment period to week 26 and week 50 of -16.0 and -12.5, respectively. In the Verbal Rating Scale, a patient self-assessment of the presence and intensity of three distinct skin sensations (itching, burning and stinging) on a 5-category numeric assessment scale ranging from 0 to 4, over half of the patients reported at least a 1-category improvement from commencement of the active treatment period to their last observed study visit. In addition, we observed improvement at weeks 26 and 50 with respect to pruriginous lesions observed in Prurigo Activity Score, or PAS, assessments, which include physician assessments of skin lesions on a 0% to 100% scale, divided into five categories of 20% each, with respect to each of two parameters: percentage of excoriations/crusting and percentage of healed lesions. For the subsets of patients who completed 26 or 50 weeks of treatment and who had a PAS exam reported at both baseline and week 26 or 50, 13 of 19 patients at week 26, and 9 of 15 patients at week 50, showed at a least a 1-category improvement in excoriations/crusts; and 11 of 19 patients at week 26, and 7 of 15 patients at week 50, showed at least a 1-category improvement in healed lesions. We believe these data suggest that with continued longer-term treatment, both ongoing reduction in pruritus and improvement in the pruriginous lesions themselves may be observed in a meaningful proportion of patients.

Nalbuphine ER was well-tolerated in the open label extension study. The most frequent adverse events related to study drug were nausea and dizziness, which were reported in seven patients (19%) each, and fatigue, which was reported in six patients (17%). There were no treatment emergent SAEs reported that were considered related to study drug and the majority of adverse events were grade 1 or grade 2 in severity. There were no deaths reported in the study.

Ongoing Pivotal PRISM Clinical Trial

Following completion of the Phase 2 clinical trial described above, we met with the FDA and European regulatory authorities to discuss the registration pathway for nalbuphine ER for pruritus associated with prurigo nodularis and the design of our first pivotal trial, including the target population, dose, duration and primary efficacy endpoint. Based on these discussions and the results of our prurigo nodularis and uremic pruritus trials, in September 2018 we initiated our pivotal Phase 2b/3 PRISM trial. The PRISM trial consists of two parts. The first part of the trial is a randomized, double-blind, placebo-controlled, parallel, two-arm, 14-week treatment study that is evaluating the safety and anti-pruritic efficacy of nalbuphine ER 162 mg tablets in 240 patients with severe pruritus associated with prurigo nodularis at approximately 50 sites in the United States and Europe. The second part of the trial is an open label extension to evaluate nalbuphine ER’s long-term safety profile as well as its effects on key prurigo nodularis parameters, including itch and skin healing, over a further 38 weeks, resulting in a 52-week overall treatment period. Eligible patients for this trial are adults with prurigo nodularis, defined by having a minimum number of pruriginous nodules, with predominantly nodular lesions overall, over at least two anatomically distinct body areas, with baseline seven-day mean WI-NRS scores of at least 7, indicating severe pruritus.

Patients will be dosed over two periods in the blinded portion of the trial: an initial two-week titration period during which patients receive gradually increasing doses of nalbuphine ER or placebo, reaching the final assigned dose on day 15, followed by a 12-week fixed-dosing period. Following the initial 14-week treatment period, patients will continue into another two-week blinded titration period during which patients from the placebo arm will cross over to active drug with a standard escalating titration schedule, while patients from the nalbuphine ER arm remain at a stable dose of 162 mg twice daily. This blinded two-week period will be followed by 36 weeks of stable dosing at 162 mg twice daily of open label nalbuphine ER for all participants. The open-label extension will conclude with a final two-week off-treatment washout and safety observation period for all patients.

The primary efficacy endpoint for the trial is the proportion of patients achieving at least a 4-point improvement from baseline with respect to their worst itch at week 14 as measured by WI-NRS. Key secondary endpoints include the mean changes from baseline to week 14 in WI-NRS and ItchyQoL scores and the difference in percentage of patients having a 1-category improvement in the percentage of pruriginous lesions with excoriations or crusts on the PAS at week 14. We expect to report top-line data from the 14-week blinded treatment period of the PRISM trial in the first half of 2020.

Next Steps

If the results of the PRISM trial and the additional pivotal trial that we need to conduct are positive, and the data from the other required supportive trials are also favorable, we would plan to seek approval for nalbuphine ER for pruritus associated with prurigo nodularis by submitting to the FDA a Section 505(b)(2) New Drug Application, which would rely on the FDA’s previous findings for the safety and effectiveness of nalbuphine, in addition to the data we generate regarding nalbuphine ER.

We have also obtained scientific guidance from regulatory authorities in two European countries, Sweden and Germany with respect to regulatory paths supporting submission of an MAA for pruritus associated with prurigo nodularis. We have also initiated development of a Pediatric Investigational Plan with European health authorities.

Pruritus in Chronic Liver Disease Program

Overview

Based upon nalbuphine ER’s dual mechanism of action that targets k- and μ-opioid receptors and the anti-pruritic effect demonstrated in our clinical trials for the treatment of prurigo nodularis and uremic pruritus, we are developing nalbuphine ER for pruritus associated with chronic liver disease. This condition causes severe whole-body itch. It is an intense, intractable, debilitating condition that significantly disrupts patients’ daily activities and sleep, and consequently impairs their quality of life. Pruritus tends to be the most common in cholestatic liver diseases, such as primary biliary cholangitis, or PBC, and primary sclerosing cholangitis, or PSC. Chronic pruritus also occurs in connection with other liver diseases, including chronic hepatitis C.

According to a 2018 article published by the American Association for the Study of Liver Diseases, there were approximately 130,000 PBC patients in the United States in 2017. We estimate that the worldwide prevalence of PBC is between 2 and 40 per 100,000 persons and that the prevalence of pruritus in patients with PBC ranges between 37% and 55%. Based on this prevalence, we estimate that in 2017 there were 150,000 or more diagnosed patients with PBC and pruritus worldwide, including approximately 65,000 in the United States. We estimate that the prevalence of PSC is between 1 and 16 per 100,000 persons worldwide and there are 30,000 or more patients with PSC in the United States.

No treatment for pruritus associated with chronic liver disease has been approved in the United States or Europe, but nalfurafine (marketed as Remitch) is approved in Japan for pruritus associated with chronic liver disease. Treatment of pruritus associated with chronic liver disease may include off-label treatment with bile acid sequestrants, such as cholestyramine, which typically provide only modest relief. Cholestyramine is marketed as Questran in the United States and as Colestyr, Efensol, Ipocol, Kolestran, Lipocol, Olestyr, Prevalite or Quantalan in various other countries. Treatment of pruritus associated with chronic liver disease may also include the antibiotic rifampicin, naltrexone, the anti-depressant sertraline, phototherapy and drugs such as gabapentin and Lyrica (pregabalin), prescription medicines approved for the treatment of seizures and neuropathic pain.

Clinical Development

We have commenced a Phase 1b clinical trial in patients with chronic liver disease to evaluate the safety and pharmacokinetics of nalbuphine ER in this population and plan to also assess the effect on pruritus in these patients. The trial is an open-label, non-randomized, parallel-group, multiple escalating dose pharmacokinetic trial, with exploratory itch assessments. The trial will enroll approximately 22 patients with mild, moderate and severe hepatic impairment. The trial will also enroll eight healthy control subjects that are matched by gender, age and body mass index to the hepatically impaired patient population. The mild and moderately impaired patients will be enrolled with some level of itch, and the impact on itch will be measured using a numerical rating scale. We initiated the trial in the fourth quarter of 2018 and expect results in the first half of 2019. If data from the trial are positive, we plan to commence a Phase 2 clinical trial for pruritus associated with chronic liver disease.

Uremic Pruritus Program

Overview

Chronic kidney disease-associated pruritus, also known as uremic pruritus, can occur in patients with chronic kidney disease and is most often seen in patients receiving hemodialysis. Uremic pruritus is one of the most common conditions affecting end-stage renal disease, or ESRD, patients undergoing hemodialysis. Studies report that itchy and dry skin, symptoms of pruritus, affect 40% to 90% of ESRD patients. Yet, in clinical practice the condition is often underdiagnosed resulting in inadequate management and an underappreciated impact on patient outcomes. Data from the Dialysis Outcomes and Practice Patterns Study, or DOPPS, in 2017 demonstrated that 70% of hemodialysis patients experienced some pruritus, with 42% reporting moderate to extreme pruritus. The DOPPS started in 1996 and has tracked over 120,000 patients on hemodialysis and pertoneal dialysis and with chronic kidney disease over 20 countries.

We estimate that there are more than 650,000 patients in the United States and approximately 2 million patients worldwide who are affected by ESRD and that, among these patients, approximately 260,000 patients in the United States and 800,000 patients worldwide suffer from pruritus.

No treatment for uremic pruritus has been approved in the United States or Europe, but nalfurafine (marketed as Remitch) is approved in Japan for uremic pruritus. Treatment of uremic pruritus may include optimizing dialysis procedures as well as off-label treatments such as corticosteroids and other immunosuppressive or anti-inflammatory treatments, phototherapy and drugs such as gabapentin and Lyrica (pregabalin), prescription medicines approved for the treatment of seizures and neuropathic pain.

Clinical Development

We have conducted three clinical trials of nalbuphine ER in patients with uremic pruritus, including a Phase 2b/3 clinical trial in 373 patients with moderate to severe uremic pruritus, an open label extension of the Phase 2b/3 clinical trial and a Phase 1b clinical trial in 14 hemodialysis patients with uremic pruritus and eight healthy subjects.

Phase 2b/3 Clinical Trial

We completed a Phase 2b/3 clinical trial in June 2015 to evaluate the safety and efficacy of nalbuphine ER versus placebo in patients with uremic pruritus. The trial was a multicenter, randomized, double-blind trial conducted at 41 sites in the United States and Europe. The trial enrolled a total of 373 adult patients who had uremic pruritus, had been receiving in-center hemodialysis for at least three months, were on a schedule of three dialysis visits per week and had mean WI-NRS scores of at least 4.5 (indicating moderate to severe pruritus) over their last three dialysis visits. The patients were randomized across three treatment arms: either 108 mg or 54 mg of nalbuphine ER or placebo, each administered twice daily. The baseline mean WI-NRS scores for the three treatment arms were comparable: 6.94 for the 108 mg arm, 6.87 for the 54 mg arm and 6.75 for the placebo arm. There were three dosing periods in the trial, all of which were blinded: an initial two-week titration period during which patients received gradually increasing doses of nalbuphine ER or placebo, reaching the final assigned dose on day 15; a six-week fixed-dosing period; and a two-week off-treatment safety observation period.

The primary endpoint of the trial was the mean change in WI-NRS score at baseline to WI-NRS score over the last two weeks of the fixed-dosing period (weeks seven and eight), which we refer to as the Evaluation Period. Key secondary endpoint analyses included the following:

•

change from baseline to the Evaluation Period in total Skindex-10 score, which is a questionnaire-based score assessing quality of life across 10 questions, grouped into three categories, or domains, with three questions relating to disease symptoms, three questions relating to mood and emotional distress and four questions relating to effects on social functioning; and

•

change from baseline to the Evaluation Period in Itch Medical Outcomes Study, or IMOS, Sleep Scale score, which is a questionnaire-based score developed for hemodialysis patients assessing overall quality of sleep.

Efficacy Results

The following table summarizes the outcomes of the trial for the primary endpoint and key secondary endpoints. The table below also includes results from a post hoc analysis of change from baseline to the Evaluation Period in score for only the disease domain questions of the Skindex-10 assessment and a post hoc analysis of the subset of patients who entered the trial with severe itch, defined as a baseline WI-NRS score of at least 7, which we believe is notable as it shows a greater response in patients with more severe itch.

	Nalbuphine ER 108mg		Nalbuphine ER 54 mg		Placebo

Endpoint	mITT(1): n=120 Severe itch(2): n=61		mITT(1): n=128 Severe itch(2): n=63		mITT(1): n=123 Severe itch(2): n=55
		p-value(3)		p-value(3)
Primary Endpoint
Mean change in WI-NRS score from baseline to Evaluation Period in mITT population	-3.49	p=0.017	-3.10	p=0.441	-2.80

Post Hoc Analyses and Key Secondary Endpoints
Post hoc analysis of mean change in WI-NRS scores from baseline to Evaluation Period in severe itch population	-4.48	p=0.007	-3.44	p=0.521	-3.16
Change from baseline to Evaluation Period in total Skindex-10 score in mITT population	-16.99	p=0.246	-13.82	p=0.863	-15.01
Post hoc analysis of change from baseline to Evaluation Period in Skindex-10 disease domain sub-score in mITT population	-6.40	p=0.053	-5.32	p=0.456	-5.18
Change in IMOS Sleep Scale score from baseline to the Evaluation Period in mITT population	-15.99	p=0.062	-13.85	p=0.893	-12.26
Post hoc analysis of mean change in IMOS Sleep Scale score from baseline to the Evaluation Period in severe itch population	-21.59	p=0.006	-15.02	p=0.506	-11.40

(1)	Represents the modified intention to treat population, which consists of all of the patients who were randomized and commenced dosing.
(2)	Patients with a baseline WI-NRS score of at least 7.
(3)	All p-values compare treatment group to placebo. Only the primary endpoint was powered for statistical significance.

Safety Results

The overall profile of the safety observations in the trial reflected the high rates of concomitant disease in the patient population, which is common for patients suffering from chronic renal failure. At baseline, the patient population had the following rates of serious concomitant diseases: hypertension, 98%; dyslipidemia/hyperlipidemia, 58%; diabetes, 52%; congestive heart failure, 29%; peripheral neuropathy, 28%; history of supraventricular tachycardia, 16%; history of peripheral vascular disease, 14%; history of prior myocardial infarction, 12%; and history of prior stroke, 10%.

During the trial, one patient on placebo died from sepsis; no other deaths occurred. Overall, 43 patients experienced at least one SAE during the eight weeks of trial dosing. Of the SAEs reported, a case of grade 3 vertigo was the only SAE considered related to study drug. TEAEs occurred in 73%, 75% and 61% of the patients in the 108 mg, 54 mg and placebo arms, respectively. The higher rates of TEAEs in the nalbuphine ER arms as compared to placebo appeared to be primarily attributable to higher rates of TEAEs in the nalbuphine ER arms during the initial two-week titration period. During the titration period, 55% of nalbuphine ER-treated patients experienced TEAEs, as compared to 28% of patients receiving placebo. During the eight-week fixed-dosing period, 37% of nalbuphine ER-treated patients experienced TEAEs, as compared to 42% of patients receiving placebo.

The following table summarizes the most common TEAEs experienced by patients in each of the two weeks of the titration period, as well as in the fixed-dosing period, indicating the percentage of the mITT population of each arm that reported each such TEAE.

	First Week of Titration Period			Second Week of Titration Period			Fixed-Dosing Period
TEAE	108 mg (n=120)	54 mg (n=128)	Placebo (n=123)	108 mg (n=120)	54 mg (n=128)	Placebo (n=123)	108 mg (n=120)	54 mg (n=128)	Placebo (n=123)
Nausea	18%	18%	4%	3%	3%	2%	9%	6%	3%
Vomiting	12%	17%	2%	3%	3%	2%	7%	6%	5%
Somnolence	12%	8%	2%	2%	2%	1%	1%	2%	—
Dizziness	7%	5%	—	3%	1%	—	2%	1%	—

While we believe that this trial established proof of concept for nalbuphine ER in the treatment of pruritus, we are not actively developing nalbuphine ER for uremic pruritus at this time based on our evaluation of the market dynamics in uremic pruritus, but may consider resuming development in the future.

Open Label Extension Study

We completed a six-month (24-week) open label extension study of our Phase 2b/3 clinical trial in patients with uremic pruritus in November 2015. Patients who completed the Phase 2b/3 clinical trial were able to enroll in the extension study following a safety washout period. Patients who enrolled in the extension study who had WI-NRS scores of greater than 2 were immediately admitted to the active treatment period of the study. Patients with WI-NRS scores of 2 or less entered an observation period for up to 12 weeks. Patients in this observation period began to receive active treatment only following their first WI-NRS score that was greater than 2; if they reached the end of the 12-week observation period and their WI-NRS scores remained at or below 2, they were required to leave the study.

Patients in the active treatment period received nalbuphine ER with an initial titration over three weeks according to the evolution of their itch response, up to a maximum dose of 108 mg, twice daily, followed by up to 21 additional weeks of treatment. The variable-length observation period resulted in an active treatment period that could range from 12 to 24 weeks (including the initial titration period), depending on when the patient moved from the observation period to the active treatment period. After the initial titration period, patients were permitted one down-titration, and if their itch increased with the reduced dose, they could then return to their initial fixed dose in the study. The open label extension study enrolled 184 patients. Of these, 167 were admitted to the active treatment cohort and 51 of these patients had WI-NRS scores of at least 7, indicative of severe itch, a group we refer to as the severe itch population. Of the patients admitted to the active treatment cohort, 101 completed the open label extension study, including 31 of the patients in the severe itch population.

The patients admitted to the active treatment cohort had a mean baseline WI-NRS score of 5.59 (recorded in 166 of the 167 patients admitted) and the mean WI-NRS score at week 24 of the patients who completed the study was 2.78, amounting to a reduction of 2.70. The severe itch population had a mean baseline WI-NRS score of 8.27 and the mean WI-NRS score at week 24 of the patients in the severe itch population who completed the study was 3.48, amounting to a reduction of 4.73.

The patients admitted to the active treatment cohort had a mean baseline total Skindex-10 score of 27.63 (recorded in 166 of the 167 patients admitted) and the mean total Skindex-10 score at week 24 of the patients who completed the study was 16.61, amounting to a reduction of 10.56. The severe itch population had a mean baseline total Skindex-10 score of 40.29 and the mean total Skindex-10 score at week 24 of the patients in the severe itch population who completed the study was 18.58, amounting to a reduction of 19.97.

The patients admitted to the active treatment cohort had a mean baseline IMOS Sleep Scale score of 48.50 (recorded in 165 of the 167 patients admitted) and the mean IMOS Sleep Scale score at week 24 of the patients who completed the study was 38.54, amounting to a reduction of 8.75. The severe itch population had a mean Sleep Scale score at week 24 of the patients in the severe itch population who completed the study was 43.47, amounting to a reduction of 18.42.

We also assessed changes from baseline to week 24 in mean score for the depression-related questions of the Hospital Anxiety and Depression Scale, or HADS, which is a questionnaire-based 4-category numeric assessment scale ranging from 0 to 3 over 14 questions, with seven questions relating to anxiety and seven questions relating to depression. The patients admitted to the active treatment cohort had a mean baseline HADS depression subscale score of 6.03 (recorded in 165 of the 167 patients admitted) and the mean HADS depression subscale score at week 24 of the patients who completed the study was 4.78, amounting to a reduction of 1.15. The severe itch population had a mean baseline HADS depression subscale score of 6.80 and the mean HADS depression subscale score at week 24 of the patients in the severe itch population who completed the study was 4.77, amounting to a reduction of 1.71.

Safety observations in the extension study reflected the underlying severity of illness in the patients in the study, all of whom were on hemodialysis. Four deaths occurred during the study among the 184 enrolled patients. The primary causes of death in these four patients were: cardiac arrest, sudden death, myocardial infarction and hypertensive emergency and massive cerebral hemorrhage in the basal ganglia. The overall mortality rate, and incidence of cardiac deaths specifically, observed in the trial was consistent with the normal rates for this patient population. Among the 54 patients who reported one or more SAEs, three patients reported SAEs that were considered possibly related to study drug: one case of grade 2 gastritis that occurred in association with systemic inflammatory response syndrome; one case of grade 2 constipation that occurred in the setting of associated fluid overload; and one case of grade 2 headache that occurred in the setting of grade 2 hypotension. None of these patients died. Of the adverse effects that are commonly associated with the opiate drug class use (vertigo, constipation, nausea, vomiting, dizziness, somnolence and sedation), only nausea (occurring in 25.7% of patients) and vomiting (occurring in 19.8% of patients), occurred in greater than 10% of patients.

Phase 1b Clinical Trial

We completed a Phase 1b clinical trial in November 2013 in 14 hemodialysis patients with uremic pruritus and eight healthy subjects to evaluate the safety of nalbuphine ER and make an initial assessment of efficacy of nalbuphine ER in uremic pruritus. The trial was an open label, single site, multiple escalating dose trial evaluating doses of up to 180 mg and 240 mg of nalbuphine ER taken twice daily, with the maximum dose varying by cohort. The healthy subjects enrolled in the trial were matched by age, gender and body mass index to the patients on hemodialysis. Trial participants who discontinued participation prior to reaching the final dose level were replaced.

Nalbuphine ER was well tolerated in the trial, with only one hemodialysis patient discontinuing treatment, which was due to a nonserious, possibly drug-related, grade 3 report of vertigo after receiving the highest doses of study drug. The most commonly reported TEAEs were gastrointestinal and nervous system disorders, which were consistent with side effects included on the label of Nubain and the opioid class of drugs.

The initial assessment of efficacy of nalbuphine ER in uremic pruritus was made through patients self-reporting their worst daytime and nighttime itch intensity on a daily basis using a visual analog scale, VAS, of 0 (no itch) to 100 (maximal possible intensity of itch) points, and a dose dependent decrease in VAS was observed in the study.

Chronic Cough in Idiopathic Pulmonary Fibrosis Program

Idiopathic pulmonary fibrosis, or IPF, is a rare, chronic, progressive lung disease, characterized by scarring and thickening of lung tissue leading to an irreversible loss of lung function and reduced life expectancy. Most patients diagnosed with IPF suffer from a dry, non-productive chronic cough that interrupts their daily living and significantly contributes to poor quality of life. Chronic coughing can have a debilitating physical and psychosocial burden, exacerbate concomitant respiratory disease, cause loss of sleep and reduce mobility. Cough is an independent predictor of disease progression in IPF, and therefore we believe cough may contribute to the progression of the underlying disease.

Approximately 130,000 adults in the United States and 3 million adults worldwide are believed to have IPF. In addition, 70% to 85% of IPF patients are reported to suffer from chronic cough. These patients can cough over 50 times per hour, which can lead to other morbidities. There are no approved therapies for the treatment of chronic cough in patients suffering with IPF.

The mixed agonist-antagonist class of opioid drugs has demonstrated the ability to suppress cough. We believe nalbuphine ER has the potential to be an effective treatment for chronic cough in patients with IPF. Subject to the submission of an IND for this indication, we intend to initiate a Phase 2a clinical trial of nalbuphine ER in the first half of 2019 to evaluate the safety of nalbuphine ER in patients with IPF, and make an initial assessment of its efficacy on cough, with data expected in the second half of 2019.

Levodopa-Induced Dyskinesia in Parkinson’s Disease

Parkinson’s disease is a chronic neurodegenerative disorder that primarily affects motor function. Levodopa, which replaces lost dopamine, is considered the “gold standard” and the most effective therapy for Parkinson’s disease. Over time, patients with Parkinson’s disease require increasingly higher or more frequent doses of levodopa to avoid recurrent periods when levodopa therapy is ineffective, which are characterized by slowness of movement, rigidity, impaired walking, tremors, and postural instability, and the underlying symptoms of Parkinson’s disease return. Extended treatment of Parkinson’s disease with levodopa frequently results in dyskinesia, which is characterized by involuntary movements that are non-rhythmic, purposeless and unpredictable, negatively impacting patients’ daily lives.

According to the Parkinson’s Foundation, Parkinson’s disease affects approximately one million patients in the United States and 10 million patients worldwide. Approximately 62% of Parkinson’s disease patients in the United States are treated with levodopa, and as Parkinson’s disease progresses, approximately 50% and 90% of patients on levodopa therapy experience debilitating dyskinesia after five and 15 years of levodopa therapy, respectively. We estimate that there are approximately 150,000 patients with LID in the United States. The only approved treatment for the treatment of LID in patients with Parkinson’s disease is Gocovri, an extended release capsule formulation of amantadine marketed by Adamas Pharmaceuticals.

There is significant preclinical evidence in animal models that stimulating k-opioid receptors and antagonizing μ-opioid receptors represses LID. In a preclinical model in non-human primates, nalbuphine demonstrated statistically significant reduction of dyskinesia, maintaining anti-LID activity with chronic administration, and was safe and well tolerated. We believe the dual mechanism of action of nalbuphine ER could be effective in treating LID in patients with Parkinson’s disease. Subject to discussions with the FDA and the submission of an IND for this indication, we intend to initiate a Phase 2 clinical trial of nalbuphine ER in the second half of 2019 to evaluate the effect of nalbuphine ER on LID in patients with Parkinson’s disease.

Other Ongoing Development Work

We plan to conduct a human abuse liability study to characterize the abuse potential of nalbuphine. We also anticipate conducting additional standard pharmacokinetics studies required for any NDA submission including studies in specific populations, cardiovascular safety, food effect and dose proportionality studies, and other studies as needed to support marketing applications for regulatory approval in the United States and Europe.

Competition

The biopharmaceutical industry is intensely competitive and is subject to rapid and significant change. While we believe that our technology, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies. If we are able to successfully develop and commercialize nalbuphine ER, it would compete with existing therapies and new therapies that may become available in the future.

Chronic Pruritus

We are developing nalbuphine ER for the treatment of pruritus associated with prurigo nodularis. Currently, there are no products approved in the United States or Europe for the treatment of pruritus associated with prurigo nodularis, however there are many products that are used to help manage pruritus associated with prurigo nodularis with which we expect that nalbuphine ER would compete if it is approved in this indication. The most common of these agents are anti-itch creams and emollients as well as oral or injectable antihistamines. All of these products have limited degrees of efficacy and are available generically. Additionally, patients may try several other agents such as gabapentin and Lyrica (pregabalin), which are prescription medicines approved for the treatment of seizures and neuropathic pain, naltrexone and UVB light therapy, generally with limited success. If approved for the treatment of pruritus associated with prurigo nodularis, we expect that nalbuphine ER might also compete with product candidates currently in clinical development in this indication, including serlopitant, an oral neurokinin-1 receptor antagonist being developed by Menlo Therapeutics that is in Phase 3 clinical trials; nemolizumab, an anti-interleukin-31 receptor A humanized monoclonal antibody being developed by Galderma; and KPL-716, a monoclonal antibody targeting oncostatin M receptor beta being developed by Kiniksa Pharmaceuticals. In addition, a number of other product candidates are currently in clinical development to treat other pruritic conditions and nalbuphine ER, if approved for the treatment of pruritus associated with prurigo nodularis or another pruritic condition, could face competition from these product candidates. These product candidates include KORSUVA, a k-opioid receptor agonist being developed by Cara Therapeutics that is in Phase 3 clinical trials for administration by injection for uremic pruritus and earlier-stage clinical trials for oral administration for uremic pruritus and pruritus associated with chronic liver disease, and tradipitant, an oral neurokinin-1 receptor antagonist being developed by Vanda Pharmaceuticals that is in Phase 3 clinical trials for chronic pruritus in patients with atopic dermatitis.

If approved for the treatment of pruritus associated with chronic liver disease, nalbuphine ER may also compete with bile acid sequestrants, such as cholestyramine, which are used off label and generally as first-line therapy, although they typically provide only modest relief. Cholestyramine is marketed as Questran in the United States and as Colestyr, Efensol, Ipocol, Kolestran, Lipocol, Olestyr, Prevalite or Quantalan in various other countries. Nalbuphine ER may also complete with second-line therapies such as the antibiotic rifampicin, naltrexone, the anti-depressant sertraline, as well as phototherapy and drugs such as gabapentin and Lyrica (pregabalin), which are prescription medicines approved for the treatment of seizures and neuropathic pain. In addition, it is possible that therapies to reduce chronic liver disease, such as ursodeoxycholic acid, which is approved for the treatment of PBC, could reduce the need for therapies to treat pruritus associated with chronic liver disease.

Chronic Cough in Idiopathic Pulmonary Fibrosis

If nalbuphine ER is approved for the treatment of chronic cough associated with idiopathic pulmonary fibrosis, we expect that it would compete with RVT-1601, a formulation of cromolyn sodium being developed by Respivant Sciences, and expect that it might also compete with other product candidates currently in development for the treatment of chronic cough by companies including Merck and Nerre Therapeutics. In addition, it is possible that product candidates currently in development for the treatment of IPF could, if approved, reduce the need for therapies to treat chronic cough associated with IPF.

Levodopa-Induced Dyskinesia in Parkinson’s Disease

If nalbuphine ER is approved for the treatment of LID in patients with Parkinson’s disease, we expect that it would compete with Gocovri, an extended release capsule formulation of amantadine marketed by Adamas Pharmaceuticals, and expect that it might also compete with other product candidates currently in development for the treatment of LID by companies including Lundbeck, Addex Therapeutics and IRLAB Therapeutics.    In addition, it is possible that product candidates currently in development for the treatment of Parkinson’s disease by companies could, if approved, reduce the need for therapies to treat LID.

Many of our competitors and potential competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and commercializing products than we do. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and enrolling patients for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We expect that nalbuphine ER, if approved for marketing, will compete on the basis of, among other things, efficacy, safety, health-economic benefit, convenience of administration and delivery, price, the level of generic competition and the availability of adequate reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than nalbuphine ER. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for nalbuphine ER, which could result in our competitors establishing a strong market position before we are able to enter the market.

License Agreements

Exclusive License Agreement with Endo Pharmaceuticals

In May 2011, we entered into an agreement with Penwest (subsequently merged into its parent, Endo Pharmaceuticals Inc.) for an exclusive, worldwide, sublicenseable license under certain patent rights and know-how controlled by Penwest to develop and commercialize products incorporating nalbuphine hydrochloride in any formulation, including an extended release formulation such as nalbuphine ER, in all fields and for any use.

Under the license agreement, we paid Penwest a non-creditable, non-refundable upfront license fee of $25,000. We may also become obligated to make milestone payments to Endo of $250,000, which would become due upon the successful completion of the first Phase 3 clinical trial of a licensed product candidate, such as our PRISM trial, and $750,000, which would become due upon the marketing approval of a licensed product in the United States, and to pay mid-single-digit royalties based on net sales of the licensed products by us, our affiliates and sublicensees. In addition, we are obligated to pay Endo a low-to-mid double-digit percentage of certain income we receive from sublicensees, based on the date of the definitive agreement under which the sublicense was granted.

Our royalty obligation with respect to each licensed product in each country commences upon the first commercial sale of the product in that country and extends until the later of the expiration, unenforceability or invalidation of the last valid claim of any licensed patent or application covering the licensed product in the country or the expiration of 10 years after the first commercial sale of the licensed product in the country, which period is referred to as the royalty term. Upon the expiration of the royalty term for a product in a country, we are thereafter obligated to pay a low single-digit know-how and trademark royalty.

Under the agreement, we have granted Endo a non-exclusive, royalty-free (except for pass-through payments to third parties), sublicenseable license under our relevant patent rights, to use any improvement we make to Endo’s controlled release technology, for any product other than the products under which we are licensed by Endo.

Both we and Endo have the right to terminate the agreement if the other party materially breaches the agreement and fails to cure the breach within specified cure periods. Endo also has the right to terminate in the event we undergo specified bankruptcy, insolvency or liquidation events, and we have the right to terminate the agreement for our convenience at any time on 180 days’ notice to Endo. Additionally, if we or any of our sublicensees challenge the validity or enforceability of any licensed patent rights covering a licensed product, and that challenge is not terminated within a specified period, the agreement will immediately terminate and all licenses granted under the agreement will be revoked.

Upon termination of the agreement, we must transfer to Endo all regulatory filings and approvals relating to the development, manufacture or commercialization of the licensed products and all trademarks, other than our corporate trademarks, then being used in connection with the licensed products. If the agreement is terminated under certain specified circumstances, we will be deemed to have granted Endo a perpetual, royalty-free (except for pass-through payments to third parties), worldwide, exclusive, sublicensable license, under any improvements we made to the licensed know-how, and any related patent rights we have, to manufacture and commercialize the licensed products.

Exclusive License Agreement with Rutgers

In November 2018, we entered into an agreement with Rutgers for an exclusive worldwide sublicensable license under certain patent rights controlled by Rutgers and for a non-exclusive worldwide sublicensable license under certain know-how controlled by Rutgers, in each case to develop and commercialize products incorporating nalbuphine for any human or animal use.

Under the license agreement, we paid Rutgers a minimal upfront license issue fee and agreed to pay Rutgers a minimal annual license fee. We may become obligated to make milestone payments to Rutgers in the aggregate of up to $330,500 based on the achievement of certain clinical, regulatory and sales milestones. We have also agreed to pay Rutgers a low single-digit percentage of certain income we receive from sublicensees and to pay tiered low single-digit royalties based on net sales of licensed products by us, our affiliates and sublicensees.

Our royalty obligation with respect to each licensed product in each country commences on the date of the first commercial sale of the licensed product in that country following receipt of marketing approval and extends until the later of the date of expiration, unenforceability or invalidation of the last valid claim of any licensed patent or patent application covering the licensed product in the country and 10 years after the first commercial sale of the first licensed product sold anywhere in the world, which period is referred to as the royalty term. Upon the expiration of the royalty term for a licensed product in a country, the license granted to us under the agreement shall become perpetual, fully paid-up, irrevocable and royalty-free in such country. The royalty is subject to reduction in certain circumstances.

Under the agreement, Rutgers retains the right to practice under the patent rights for its own non-commercial educational and research purposes, including the right to provide the patent rights to governmental laboratories and to perform research for non-commercial purposes (provided such research is not sponsored by any for-profit entity), and to publish the research results.

Both we and Rutgers have the right to terminate the Agreement upon a specified period of written notice if the other party breaches the agreement and fails to cure the breach within such specified cure period. Rutgers also has the right to terminate the agreement in the event we undergo specified bankruptcy, insolvency or liquidation events, and we have the right to terminate the agreement for our convenience at any time on 90 days’ written notice to Rutgers.

We have diligence and reporting obligations under the agreement that require us to use commercially reasonable efforts to commercialize at least one licensed product in one major market country. In addition, if we do not meet certain clinical milestones within the specified time frames, we may extend the diligence period by making a payment of a low five-digit dollar amount to Rutgers. Thereafter, if we do not fulfill such clinical milestones within the specified time frames, Rutgers may terminate the agreement.

Manufacturing

We currently contract with third parties for the supply of nalbuphine hydrochloride drug substance and the manufacture of nalbuphine ER tablets for clinical trials and intend to do so for clinical and commercial supply in the future. We do not own or operate facilities for the production of clinical or commercial quantities of drug substance or drug product. We currently have no plans to build our own clinical or commercial scale manufacturing capabilities. Although we rely on contract manufacturers, we have personnel with experience to oversee our relationships with contract manufacturers.

Nalbuphine ER is manufactured from readily available starting materials using established, scalable processes that do not require any special equipment or technology. Nalbuphine hydrochloride drug substance is commercially available and manufactured at production scale. Nalbuphine ER tablets are currently manufactured at a scale sufficient for use in clinical trials. Process development work is also being planned.

We believe that our current suppliers and manufacturers have the capacity to support commercial scale production of nalbuphine ER, however we have no formal agreements with them to cover commercial production and we may seek to pursue supply or manufacturing arrangements with additional or alternative parties in the future. While we believe there are alternate sources of supply that can satisfy our clinical requirements and any future commercial requirements, replacing or adding a supplier or manufacturer could result in additional cost or delay.

Commercial Operations

In light of our stage of development, we have not yet established a marketing and sales organization. We have retained worldwide development and commercial rights for nalbuphine ER. If nalbuphine ER is approved by the FDA for any of our target indications, we intend to market and commercialize nalbuphine ER in the United States by developing our own focused, specialty sales organization targeting the physicians specializing in such conditions. In the case of prurigo nodularis, we expect that we would target a small subset of the dermatologists in the United States. For pruritus associated with chronic liver disease, we expect that we would seek to market directly to hepatologists and high-volume gastroenterologists in the United States. For chronic cough related to IPF, we expect that we would target the pulmonologists who specialize in IPF from among the 12,000 pulmonologists practicing in the United States. For LID in patients with Parkinson’s disease, we expect that we would target the movement disorders specialists and high-volume neurologists in the United States. For markets outside of the United States, we expect to utilize a variety of types of collaboration, distribution and other marketing arrangements with one or more third parties to commercialize nalbuphine ER.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for nalbuphine ER and our manufacturing and process discoveries and other know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position.

As of November 1, 2018, we owned three U.S. patents, one foreign patent and multiple pending U.S. and foreign patent applications that include claims relating to methods of use of nalbuphine ER. The issued patents expire between 2032 and 2033 and the patent applications, if issued as patents, would expire between 2032 and 2037.

In addition, we are party to an exclusive license agreement with Endo under we have licensed patent rights and know-how to develop and commercialize products incorporating nalbuphine hydrochloride in any formulation, including nalbuphine ER. As of November 1, 2018, the intellectual property in-licensed under this agreement included five U.S. patents, three foreign patents, which include granted European patent rights that have been validated in various E.U. member states, one pending U.S. patent application (which has been allowed by the United States Patent and Trademark Office, or USPTO) and one pending foreign patent application. The licensed patents from Endo include claims relating to the formulation of nalbuphine ER. These patents expire between 2026 and 2029 and these patent applications, if issued as patents, would expire in 2026.

In addition, under our exclusive license agreement with Rutgers, we have in-licensed two issued U.S. patents and one issued Japanese patent, and additional pending applications in the United States, Europe and Canada. These patents relate to the use of nalbuphine in various movement disorders, including LID. The U.S. patents expire in 2032 and the patent applications, if granted, will expire in 2032. The Japanese patent expires in 2032.

We do not own or exclusively license any composition of matter patents for nalbuphine ER.

The terms of individual patents depend upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a nonprovisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time the drug is under regulatory review while the patent is in force. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. We cannot provide any assurance that any patent term extension with respect to any U.S. patent will be obtained and, if obtained, the duration of such extension.

Similar provisions are available in the European Union and certain other non-U.S. jurisdictions to extend the term of a patent that covers an approved drug. In the future, if nalbuphine ER receives approval from the FDA or non-U.S. regulatory authorities, we expect to apply for patent term extensions on issued patents covering nalbuphine, depending upon the length of the clinical trials for nalbuphine ER and other factors. The expiration dates referred to above are without regard to potential patent term extension or other market exclusivity that may be available to us. However, we cannot provide any assurances that any such patent term extension of a non-U.S. patent will be obtained and, if obtained, the duration of such extension. We also protect our proprietary technology and processes, in part, by confidentiality and invention assignment agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants, scientific advisors or other contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, alter our processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize nalbuphine ER or any future product candidate may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention.

Government Regulation and Product Approvals

Government authorities in the United States, at the federal, state and local levels, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, pricing, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of biopharmaceutical products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Approval and Regulation of Drugs in the United States

In the United States, drug products are regulated under the Federal Food, Drug, and Cosmetic Act, or FDCA, and applicable implementing regulations and guidance. The failure of an applicant to comply with the applicable regulatory requirements at any time during the product development process, including non-clinical testing, clinical testing, the approval process or the post-approval process, may result in delays to the conduct of a study, regulatory review and approval and/or administrative or judicial sanctions. These sanctions may include, but are not limited to, the FDA’s refusal to allow an applicant to proceed with clinical trials, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines and civil or criminal investigations and penalties brought by the FDA, the Department of Justice or other government entities, including state agencies.

An applicant seeking approval to market and distribute a new drug in the United States generally must satisfactorily complete each of the following steps before the FDA will consider approving the product candidate:

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preclinical testing including laboratory tests, animal studies and formulation studies, which must be performed in accordance with the FDA’s good laboratory practice, or GLP, regulations and standards;

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance with current good clinical practices, or GCP;

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preparation and submission to the FDA of an NDA for a drug product which includes not only the results of the clinical trials, but also, detailed information on the chemistry of and manufacture and quality controls for the product candidate and proposed labelling for one or more proposed indication(s);

•	review of the product candidate by an FDA advisory committee, where appropriate or if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities, including those of third parties, at which the product candidate or components thereof are manufactured to assess compliance with current good manufacturing practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of any FDA audits of the non-clinical and clinical trial sites to assure compliance with GCP and the integrity of clinical data in support of the NDA;

•	payment of user fees and securing FDA approval of the NDA to allow marketing of the new drug product; and

•	compliance with any post-approval requirements, including the potential requirement to implement a REMS and the potential requirement to conduct any post-approval studies required by the FDA.

Preclinical Studies

Before an applicant begins testing a product candidate with potential therapeutic value in humans, the product candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as other studies to evaluate, among other things, the toxicity of the product candidate. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements, including GLP regulations and standards. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and long-term toxicity studies, may continue after the IND is submitted.

The IND and IRB Processes

An IND is an exemption from the FDCA that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational product to humans. Such authorization must be secured prior to interstate shipment and administration of any product candidate that is not the subject of an approved NDA. In support of a request for an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the results of preclinical testing, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other information, must be submitted to the FDA as part of an IND. The FDA requires a 30-day waiting period after the filing of each IND before clinical trials may begin. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during this 30-day period, or thereafter, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold or partial clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.

Following commencement of a clinical trial under an IND, the FDA may also place a clinical hold or partial clinical hold on that trial. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a partial clinical hold might state that a specific protocol or part of a protocol may not proceed, while other parts of a protocol or other protocols may do so. No more than 30 days after the imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following the issuance of a clinical hold or partial clinical hold, a clinical investigation may only resume once the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived by the FDA. When a foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the FDA in order to use the study as support for an IND or application for marketing approval. Specifically, on April 28, 2008, the FDA amended its regulations governing the acceptance of foreign clinical studies not conducted under an IND as support for an IND or an NDA. The final rule provides that such studies must be conducted in accordance with GCP, including undergoing review and receiving approval by an independent ethics committee, or IEC, and seeking and receiving informed consent from subjects. The GCP requirements in the final rule encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies.

In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB, which must operate in compliance with FDA regulations, must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee, or DSMB. This group provides authorization as to whether or not a trial may move forward at designated checkpoints based on review of available data from the study, to which only the DSMB maintains access. Suspension or termination of development during any phase of a clinical trial can occur if the DSMB determines that the participants or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by us based on evolving business objectives and/or competitive climate.

Information about clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on its ClinicalTrials.gov website.

Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product candidate to human subjects under the supervision of a qualified investigator in accordance with GCP requirements which include, among other things, the requirement that all research subjects provide their informed consent in writing before they participate in any clinical trial. Clinical trials are conducted under written clinical trial protocols detailing, among other things, the objectives of the study, inclusion and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.

Human clinical trials are typically conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may also be required after approval.

Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics in healthy humans or in patients. During Phase 1 clinical trials, information about the product candidate’s pharmacokinetics and pharmacological effects may be obtained to permit the design of well-controlled and scientifically valid Phase 2 clinical trials.

Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase 3 clinical trials. Phase 2 clinical trials are well-controlled and closely monitored.

Phase 3 clinical trials proceed if the Phase 2 clinical trials demonstrate that a dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population to further evaluate dosage, provide substantial evidence of clinical efficacy and further test for safety in an expanded and diverse patient population at multiple geographically dispersed clinical trial sites. A well-controlled, statistically robust Phase 3 clinical trial may be designed to deliver the data that regulatory authorities will use to decide whether or not to approve, and, if approved, how to appropriately label a drug. Such Phase 3 clinical trials are referred to as “pivotal” trials.

In some cases, the FDA may approve an NDA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These trials are used to gain additional experience from the treatment of a larger number of patients in the intended treatment group and to further document a clinical benefit in the case of drugs approved under accelerated approval regulations. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of FDA approval for products.

Progress reports detailing the results of clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product; and any clinically important increase in the occurrence of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Review and Approval of an NDA

In order to obtain approval to market a drug product in the United States, a marketing application must be submitted to the FDA that provides sufficient data establishing the safety, purity and potency of the product candidate for its intended indication. The application must include all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product candidate’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of the use of a product candidate, or from a number of alternative sources, including studies initiated by independent investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity and potency of the drug product to the satisfaction of the FDA.

The NDA is a vehicle through which applicants formally propose that the FDA approve a new product for marketing and sale in the United States for one or more indications. Every new drug product candidate must be the subject of an approved NDA before it may be commercialized in the United States. Under federal law, the submission of most NDAs is subject to an application user fee, which for federal fiscal year 2018 is $2,421,495 for an application requiring clinical data. The sponsor of an approved NDA is also subject to an annual program fee, which for fiscal year 2018 is $304,162. Certain exceptions and waivers are available for some of these fees, such as a waiver for certain small businesses.

Following submission of an NDA, the FDA conducts a preliminary review of the application generally within 60 calendar days of its receipt and strives to inform the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept the application for filing. In this event, the application must be resubmitted with the requested additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Under that agreement, 90% of applications seeking approval of New Molecular Entities, or NMEs, are meant to be reviewed within 10 months from the date on which the FDA accepts the application for filing, and 90% of applications for NMEs that have been designated for “priority review” are meant to be reviewed within six months of the filing date. For applications seeking approval of products that are not NMEs, the 10-month and six-month review periods run from the date that the FDA receives the application. The review process and the Prescription Drug User Fee Act goal date may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an application, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA submission, including component manufacturing, finished product manufacturing and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Under the FDA Reauthorization Act of 2017, the FDA must implement a protocol to expedite review of responses to inspection reports pertaining to certain applications, including applications for products of which there is a shortage or those for which approval is dependent on remediation of conditions identified in the inspection report.

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events and whether the product is an NME.

The FDA may refer an application for a novel product to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy, Priority Review and Regenerative Advanced Therapy Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as Fast Track Designation, Breakthrough Therapy Designation, priority review designation and regenerative advanced therapy designation.

Specifically, the FDA may designate a product for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, a product may be designated as a Breakthrough Therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

Third, the FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from 10 months to six months.

With passage of the 21st Century Cures Act, or the Cures Act, in December 2016, Congress authorized the FDA to accelerate review and approval of products designated as regenerative advanced therapies. A product is eligible for this designation if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product has the potential to address unmet medical needs for such disease or condition. The benefits of a regenerative advanced therapy designation include early interactions with FDA to expedite development and review, benefits available to breakthrough therapies and potential eligibility for priority review and accelerated approval based on surrogate or intermediate endpoints.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval to a product for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure, that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit. Thus, the benefit of accelerated approval derives from the potential to receive approval based on surrogate endpoints sooner than possible for trials with clinical or survival endpoints, rather than deriving from any explicit shortening of the FDA approval timeline, as is the case with priority review.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect of the product on the relevant clinical endpoints. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to initiate expedited proceedings to withdraw approval of the product. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

The FDA’s Decision on an NDA

On the basis of the FDA’s evaluation of an NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a new product, it may limit the approved indications for use of the product. The agency may also require testing and surveillance programs to monitor the product after the initiation of commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, such as REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for health care professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Regulation

If regulatory approval for marketing of a product or a new indication for an existing product is obtained, the sponsor will be required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA may have imposed as part of the approval process. The sponsor will be required to report, among other things, certain adverse reactions and manufacturing problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling requirements. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements.

A product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency and effectiveness of pharmaceutical products.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates the marketing, labeling, advertising and promotion of prescription drug products placed on the market. This regulation includes, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the Internet and social media. Promotional claims about a drug’s safety or effectiveness are prohibited before the drug is approved. After approval, a drug product generally may not be promoted for uses that are not approved by the FDA, as reflected in the product’s prescribing information. In the United States, health care professionals are generally permitted to prescribe drugs for such uses not described in the drug’s labeling, known as off-label uses, because the FDA does not regulate the practice of medicine. However, FDA regulations impose rigorous restrictions on manufacturers’ communications, prohibiting the promotion of off-label uses. It may be permissible, under very specific, narrow conditions, for a manufacturer to engage in nonpromotional, non-misleading communication regarding off-label information, such as distributing scientific or medical journal information.

If a company is found to have promoted off-label uses, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the Department of Justice, or the Office of the Inspector General of the Department of Health and Human Services, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion, and has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, and its implementing regulations, as well as the Drug Supply Chain Security Act, or DSCA, which regulate the distribution and tracing of prescription drug samples at the federal level, and set minimum standards for the regulation of distributors by the states. The PDMA, its implementing regulations and state laws limit the distribution of prescription pharmaceutical product samples, and the DSCA imposes requirements to ensure accountability in distribution and to identify and remove counterfeit and other illegitimate products from the market.

Section 505(b)(2) NDAs

NDAs for most new drug products are based on two full clinical studies which must contain substantial evidence of the safety and efficacy of the proposed new product for the proposed use. These applications are submitted under Section 505(b)(1) of the FDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. This type of application allows the applicant to rely, in part, on the FDA’s previous findings of safety and efficacy for a similar product, or published literature. Specifically, Section 505(b)(2) applies to NDAs for a drug for which the investigations that were previously conducted to show whether or not the drug is safe for use and effective in use and relied upon by the applicant for approval of the application “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted.”

Thus, Section 505(b)(2) authorizes the FDA to approve an NDA based on safety and effectiveness data that were not developed by or for the applicant. NDAs filed under Section 505(b)(2) may provide an alternate and potentially more expeditious pathway to FDA approval for new or improved formulations or new uses of previously approved products. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, the applicant may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new drug candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Hatch-Waxman Act, Congress established an abbreviated regulatory scheme authorizing the FDA to approve generic drugs that are shown to contain the same active ingredients as, and to be bioequivalent to, drugs previously approved by the FDA pursuant to NDAs. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, bioequivalence, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. ANDAs are “abbreviated” because they generally do not include preclinical or clinical data to demonstrate safety and effectiveness. Instead, in support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference-listed drug, or RLD.

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, the strength of the drug and the conditions of use of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug.” Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or the patient.

Under the Hatch-Waxman Act, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity, or NCE. For the purposes of this provision, an NCE is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval.

The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication. Three-year exclusivity would be available for a drug product that contains a previously approved active moiety, provided the statutory requirement for a new clinical investigation is satisfied. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product. The FDA typically makes decisions about awards of data exclusivity shortly before a product is approved.

The FDA must establish a priority review track for certain generic drugs, requiring the FDA to review a drug application within eight months for a drug that has three or fewer approved drugs listed in the Orange Book and is no longer protected by any patent or regulatory exclusivities, or is on the FDA’s drug shortage list. The new legislation also authorizes FDA to expedite review of ‘‘competitor generic therapies’’ or drugs with inadequate generic competition, including holding meetings with or providing advice to the drug sponsor prior to submission of the application.

Hatch-Waxman Act Patent Certification and the 30-Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.

Specifically, the applicant must certify with respect to each patent that:

•	the required patent information has not been filed;

•	the listed patent has expired;

•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•	the listed patent is invalid, is unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the application will not be approved until all of the listed patents claiming the referenced product have expired (other than method of use patents involving indications for which the applicant is not seeking approval).

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earliest of 30 months after the receipt of the Paragraph IV notice, expiration of the patent and a decision in the infringement case that is favorable to the ANDA applicant.

To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. As a result, approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of an NCE, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earliest of 30 months, settlement of the lawsuit and a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric study plans prior to submitting the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The applicant, the FDA and the FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

For drugs intended to treat a serious or life-threatening disease or condition, the FDA must, upon the request of an applicant, meet to discuss preparation of the initial pediatric study plan or deferral or waiver of pediatric assessments. In addition, the FDA will meet with sponsors early in the development process to discuss pediatric study plans and the FDA must meet with sponsors by no later than the end-of-phase 1 meeting for serious or life-threatening diseases and by no later than 90 days after the FDA’s receipt of the study plan.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in the Food and Drug Administration Safety and Innovation Act.

The FDA Reauthorization Act of 2017 established new requirements to govern certain molecularly targeted cancer indications. Any company that submits an NDA three years after the date of enactment of that statute must submit pediatric assessments with the NDA if the drug is intended for the treatment of an adult cancer and is directed at a molecular target that the FDA determines to be substantially relevant to the growth or progression of a pediatric cancer. The investigation must be designed to yield clinically meaningful pediatric study data regarding the dosing, safety and preliminary efficacy to inform pediatric labeling for the product.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application for a similar product.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and FDA regulatory review. The restoration period granted on a patent covering a product is typically one-half of the time between the effective date of a clinical investigation involving human beings is begun and the submission date of an application, plus the time between the submission date of an application and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

The 21st Century Cures Act

On December 13, 2016, President Obama signed the Cures Act into law. The Cures Act is designed to modernize and personalize healthcare, spur innovation and research, and streamline the discovery and development of new therapies through increased federal funding of particular programs. It authorizes increased funding for the FDA to spend on innovation projects. The new law also amends the Public Health Service Act, or PHSA, to reauthorize and expand funding for the NIH. The Cures Act establishes the NIH Innovation Fund to pay for the cost of development and implementation of a strategic plan, early stage investigators and research. It also charges the NIH with leading and coordinating expanded pediatric research. Further, the Cures Act directs the Centers for Disease Control and Prevention to expand surveillance of neurological diseases.

With amendments to the FDCA and the PHSA, Title III of the Cures Act seeks to accelerate the discovery, development and delivery of new medicines and medical technologies. To that end, and among other provisions, the Cures Act reauthorizes the existing priority review voucher program for certain drugs intended to treat rare pediatric diseases until 2020; creates a new priority review voucher program for drug applications determined to be material national security threat medical countermeasure applications; revises the FDCA to streamline review of combination product applications; requires the FDA to evaluate the potential use of “real world evidence” to help support approval of new indications for approved drugs; provides a new “limited population” approval pathway for antibiotic and antifungal drugs intended to treat serious or life-threatening infections; and authorizes the FDA to designate a drug as a “regenerative advanced therapy,” thereby making it eligible for certain expedited review and approval designations.

Health Care Law and Regulation

Health care providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, patient privacy laws and regulations and other health care laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable federal and state health care laws and regulations include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal health care program such as Medicare and Medicaid;

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the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program or making false statements relating to health care matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services;

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the Foreign Corrupt Practices Act, or FCPA, which prohibits companies and their intermediaries from making, or offering or promising to make improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment;

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the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to health care items or services that are reimbursed by non-government third-party payors, including private insurers.

Further, some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. Additionally, some state and local laws require the registration of pharmaceutical sales representatives in the jurisdiction. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pharmaceutical Insurance Coverage and Health Care Reform

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated health care costs. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of health care costs also has become a priority of federal, state and foreign governments and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and biologics and other medical products, government control and other changes to the health care system in the United States.

In March 2010, the United States Congress enacted the ACA, which, among other things, included changes to the coverage and payment for drug products under government health care programs. The ACA effected the following changes of importance to our potential product candidates:

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established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

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expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price” for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

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established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% (and 70% starting January 1, 2019) point-of-sale discount off of the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

•	established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This included aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect through 2027 unless additional congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Since enactment of the ACA, there have been numerous legal challenges and congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by the President on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, will become effective in 2019. According to the Congressional Budget Office, the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise. Additionally, on January 22, 2018, the President signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amends the ACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. Congress will likely consider other legislation to replace elements of the ACA during the next congressional session.

The current presidential administration has also taken executive actions to undermine or delay implementation of the ACA. In January 2017, the President signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In October 2017, the President signed a second Executive Order allowing for the use of association health plans and short-term health insurance, which may provide fewer health benefits than the plans sold through the ACA exchanges. At the same time, the current presidential administration announced that it will discontinue the payment of cost-sharing reduction, or CSR, payments to insurance companies until Congress approves the appropriation of funds for such CSR payments. The loss of CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. A bipartisan bill to appropriate funds for CSR payments was introduced in the Senate, but the future of that bill is uncertain.

Further, there have been several recent U.S. congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the current presidential administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the current presidential administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs.

Review and Approval of Medicinal Products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of an MAA and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union.

Clinical Trial Approval

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on Good Clinical Practice, or GCP, and the related national implementing provisions of the individual E.U. Member States govern the system for the approval of clinical trials in the European Union. Under this system, an applicant must obtain prior approval from the competent national authority of the E.U. Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual E.U. Member States and further detailed in applicable guidance documents.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014, or the Clinical Trials Regulation, was adopted. The Clinical Trials Regulation was published on June 16, 2014 but is not expected to apply until 2019. The Clinical Trials Regulation will be directly applicable in all the E.U. Member States, repealing the current Directive 2001/20/EC and replacing any national legislation that was put in place to implement the Directive. Conduct of all clinical trials performed in the European Union will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial.

The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU Portal and Database”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the appointed reporting E.U. Member State, whose assessment report is submitted for review by the sponsor and all other competent authorities of all E.U. Member States in which an application for authorization of a clinical trial has been submitted, or Concerned Member States. Part II is assessed separately by each Concerned Member State. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the Concerned Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

PRIME Designation in the European Union

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines, or PRIME, scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises, or SMEs, may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated MAA assessment once a dossier has been submitted. Importantly, a dedicated contact and rapporteur from the Committee for Human Medicinal Products, or CHMP, or the Committee for Advanced Therapies, or CAT, is appointed early in the PRIME scheme facilitating increased understanding of the product at EMA’s committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.

Marketing Authorization

To obtain a marketing authorization for a product under E.U. regulatory systems, an applicant must submit an MAA either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in the E.U. Member States (either a decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the European Union. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the EU, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted (i) a product-specific waiver, (ii) a class waiver or (iii) a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid across the European Economic Area (i.e. the European Union, as well as Iceland, Liechtenstein and Norway). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional. The centralized procedure may also be used in certain other cases at the request of the applicant. We anticipate that the centralized procedure will be mandatory for the product candidates we are developing.

Under the centralized procedure, the CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Within 15 calendar days of receipt of a final opinion from the CHMP, the European Commission must prepare a draft decision concerning an application for marketing authorization. This draft decision must take the opinion and any relevant provisions of European Union law into account. Before arriving at a final decision on an application for centralized authorization of a medicinal product the European Commission must consult the Standing Committee on Medicinal Products for Human Use, or the Standing Committee. The Standing Committee is composed of representatives of the E.U. Member States and chaired by a non-voting European Commission representative. The European Parliament also has a related “droit de regard”. The European Parliament’s role is to ensure that the European Commission has not exceeded its powers in deciding to grant or refuse to grant a marketing authorization.

The European Commission may grant a so-called “marketing authorization under exceptional circumstances”. Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

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the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

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the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radiopharmaceutical, by an authorized person; and

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the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies and the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

Unlike the centralized authorization procedure, the decentralized marketing authorization procedure requires a separate application to, and leads to separate approval by, the competent authorities of each E.U. Member State in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference E.U. Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned E.U. Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned E.U. Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the European Commission, whose decision is binding on all E.U. Member States.

The mutual recognition procedure similarly is based on the acceptance by the competent authorities of the E.U. Member States of the marketing authorization of a medicinal product by the competent authorities of other E.U. Member States. The holder of a national marketing authorization may submit an application to the competent authority of an EU Member State requesting that this authority recognize the marketing authorization delivered by the competent authority of another EU Member State.

Regulatory Data Protection in the European Union

In the European Union, innovative medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Directive 2001/83/EC. Regulation (EC) No 726/2004 repeats this entitlement for medicinal products authorized in accordance the centralized authorization procedure. Data exclusivity prevents applicants for authorization of generics of these innovative products from referencing the innovator’s data to assess a generic (abridged) application for a period of eight years. During an additional two-year period of market exclusivity, a generic MAA can be submitted and authorized, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the E.U. market until the expiration of the market exclusivity. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be an NCE so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Periods of Authorization and Renewals

A marketing authorization has an initial validity for five years in principle. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the E.U. Member State. To this end, the marketing authorization holder must provide the

EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. The European Commission or the competent authorities of the E.U. Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five-year period of marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the E.U. market (in case of centralized procedure) or on the market of the authorizing E.U. Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Pediatric Studies and Exclusivity

Prior to obtaining a marketing authorization in the European Union, applicants must demonstrate compliance with all measures included in an EMA-approved PIP covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are laid down in Regulation (EC) No 1901/2006, the so-called Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine for children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine for children is not needed or is not appropriate, such as for diseases that only affect the elderly population. Before an MAA can be filed, or an existing marketing authorization can be amended, the EMA must determine that a company actually complied with the agreed studies and measures listed in each relevant PIP. If an applicant obtains a marketing authorization in all E.U. Member States, or a marketing authorization granted in the Centralized Procedure by the European Commission, and the study results for the pediatric population are included in the product information, even when negative, the medicine is then eligible for an additional six-month period of qualifying patent protection through extension of the term of the Supplementary Protection Certificate.

Regulatory Requirements after a Marketing Authorization has been Obtained

In case an authorization for a medicinal product in the European Union is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include:

•	Compliance with the European Union’s stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization studies and additional monitoring obligations.

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The manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable E.U. laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice, or E.U. cGMP. These requirements include compliance with E.U. cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the European Union with the intention to import the active pharmaceutical ingredients into the European Union.

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The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union notably under Directive 2001/83EC, as amended, and E.U. Member State laws. Direct-to-consumer advertising of prescription medicines is prohibited across the European Union.

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as “Brexit”. Thereafter, on March 29, 2017, the country formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The withdrawal of the United Kingdom from the European Union will take effect either on the effective date of the withdrawal agreement or, in the absence of agreement, two years after the United Kingdom provides a notice of withdrawal pursuant to the E.U. Treaty. Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from E.U. directives and regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. It remains to be seen how, if at all, Brexit will impact regulatory requirements for product candidates and products in the United Kingdom.

Pricing Decisions for Approved Products

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for the E.U. Member States to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. E.U. Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other E.U. Member States allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage health care expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly with respect to prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various E.U. Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced E.U. Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Employees

As of October 31, 2018, we had 15 employees, with nine employees engaged in research and development and the remaining six engaged in general management and administration, including finance and facilities. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with our employees.

Property and Facilities

Our headquarters is currently located in New Haven, Connecticut, and consists of approximately 5,600 square feet of leased office space under a lease that expires in February 2023 under which we have an option to extend the lease by an additional year. We believe that our existing facilities are adequate for our current needs; however, we may require additional space and facilities as our business expands.

Legal Proceedings

We are not subject to any material legal proceedings.

MANAGEMENT

Executive Officers, Other Key Employees and Directors

The following table sets forth the name, age as of October 31, 2018 and position of each of our executive officers, other key employees and directors.

Name	Age	Position
Executive Officers
Jennifer Good	53	President and Chief Executive Officer, Director
Helena Brett-Smith, M.D.	61	Chief Development Officer
Yann Mazabraud.	45	Chief Commercial Officer and Head of International
Thomas Sciascia, M.D.	64	Chief Medical Officer
Christopher Seiter	52	Chief Financial Officer

Other Key Employees
Amale Hawi, Ph.D.	64	SVP, Preclinical and Pharmacokinetics

Non-Employee Directors
David Meeker, M.D.(2)(3)	64	Chairman of the Board of Directors
Mette Kirstine Agger(1)	53	Director
Michael Heffernan(2)(3)	54	Director
Edward Mathers(2)	58	Director
Annie Mitsak, Ph.D.(1)	34	Director
Eran Nadav, Ph.D.(3)	49	Director
Anne VanLent(1)	70	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Executive Officers

Jennifer Good. Ms. Good is our co-founder and has served as a member of our board of directors and as our President and Chief Executive Officer since our inception in March 2011. Previously, Ms. Good served at Penwest Pharmaceuticals Co., or Penwest, from 1997 to 2010, where she held various positions including President and Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. Ms. Good served on the board of Juniper Pharmaceuticals, Inc., a publicly traded healthcare company, from September 2017 until it was acquired by Catalent, Inc. in August 2018. Ms. Good has also served as a board member of the Friedreich’s Ataxia Research Alliance (FARA), a patient advocacy group advancing treatments for the cure of Friedreich’s Ataxia, since 2011. Ms. Good received a Bachelor of Business Administration degree with a concentration in accounting from Pacific Lutheran University in 1987 and is a Certified Public Accountant licensed by the State of Washington, although her license is currently inactive. Our board of directors believes that Ms. Good’s in-depth knowledge of our business from serving as our founder, President and Chief Executive Officer, and her perspective and experience as an executive and a director at publicly traded and privately held companies in the life sciences industry, provide her with the qualifications and skills to serve on our board of directors.

Helena Brett-Smith, M.D. Dr. Brett-Smith has served as our Chief Development Officer since September 2017. Prior to joining us, Dr. Brett-Smith worked in clinical drug development at Bristol-Myers Squibb from 2000 until January 2017 in roles of increasing seniority, most recently as Vice President and Head of Fibrosis Full Development. Prior to joining Bristol-Myers Squibb, Dr. Brett-Smith was Director of the HIV Program and outpatient care center at the Hospital of Saint Raphael in New Haven, Connecticut from 1992 to 2000. Dr. Brett-Smith earned her undergraduate degree from Yale University and her M.D. from the Stanford University School of Medicine. She completed her residency in Internal Medicine and a fellowship in Infectious Diseases at the Yale School of Medicine.

Yann Mazabraud. Mr. Mazabraud has served as our Chief Commercial Officer and Head of International since September 2018, and previously worked as a consultant to us from November 2017 until August 2018. Prior to serving as a consultant to us, Mr. Mazabraud worked at Sanofi Genzyme, serving as U.S. General Manager and North America Head, Rare Diseases from January 2016 until August 2017. Prior to that, Mr. Mazabraud worked at Sanofi Genzyme Latin America, serving as Vice President and Head from May 2014 until December 2015, as Central America & Caribbean MCO Regional Director from January 2013 until April 2014, and as Rare Diseases Business Unit Senior Director from February 2012 until April 2014. Previously, Mr. Mazabraud held various positions of increasing seniority at Genzyme France from 1999 until 2012. Mr. Mazabraud holds a Masters in Management from Ecole Supérieure de Commerce de La Rochelle.

Thomas Sciascia, M.D. Dr. Sciascia is our co-founder, and has served as our Chief Medical Officer since our inception in March 2011. Previously, Dr. Sciascia was the Senior Vice President of Clinical Development and Regulatory and Chief Medical Officer at Penwest from 2001 to 2010. Prior to joining Penwest, Dr. Sciascia worked at Quintiles, Inc. from 1997 to 2000 as a consultant to pharmaceutical and biotechnology companies. Dr. Sciascia also worked as Medical Director at Transkaryotic Therapies, Inc. (later acquired by Shire Pharmaceuticals Group plc) from 2000 to 2001. Dr. Sciascia received a B.S. in biology from the Massachusetts Institute of Technology and a medical degree from Columbia University. He is a board-certified neurologist licensed to practice medicine in the state of Massachusetts.

Christopher Seiter. Mr. Seiter has served as our Chief Financial Officer since May 2018. Prior to joining us, Mr. Seiter served as Chief Financial Officer of Millendo Therapeutics from October 2016 to April 2018. Previously, Mr. Seiter worked at Bank of America Merrill Lynch from 1999 until June 2016 and held various roles of increasing seniority, most recently serving as Managing Director, Head of Life Sciences Investment Banking. Prior to joining Bank of America Merrill Lynch, Mr. Seiter worked in the healthcare investment banking groups at UBS, Dillon Read and Kidder Peabody. Mr. Seiter also served in the U.S. Navy as a Nuclear Submarine Officer for five years. Mr. Seiter received a B.A. in economics cum laude from the University of Rochester and completed a graduate level program in nuclear engineering at the U.S. Naval Nuclear Power School.

Other Key Employees

Amale Hawi, Ph.D. Dr. Hawi has served as our Senior Vice President, Preclinical and Pharmacokinetics, since September 2017 and previously worked as a consultant to us since 2011. Prior to joining us, Dr. Hawi worked as the president of A. Hawi Consulting, where she advised pharmaceutical companies in matters relating to chemistry, manufacturing and controls, preclinical, biopharmaceuticals, pharmacokinetics and regulatory affairs, from 2002 until 2007 and again from 2011 until September 2017. Dr. Hawi worked at Penwest from 2007 until 2011 as Senior Vice President of pharmaceutical development. Earlier in her career, from 1990 until 2002, Dr. Hawi worked at Boehringer Ingelheim Pharmaceuticals, Inc., holding positions of increasing seniority in the pharmaceutics department. Dr. Hawi received a B.S. in Chemistry and an M.S. in Organic Chemistry from American University of Beirut, and received a Ph.D. in Organic Chemistry from University of London.

Non-Employee Directors

David Meeker, M.D. Dr. Meeker has served as a member of our board of directors and our chairman since July 2017. Dr. Meeker has served as Chief Executive Officer and director of KSQ Therapeutics, Inc., a biotechnology company, since September 2017. Prior to joining KSQ, Dr. Meeker worked at Sanofi Genzyme from October 2011 to June 2017, in a variety of roles, including as president and chief executive officer of Genzyme from October 2011 until June 2017, as a member of Sanofi’s Executive Committee from 2012 to June 2017 and as executive vice president and head of Sanofi Genzyme, Sanofi’s specialty care unit with responsibility for rare diseases, multiple sclerosis, oncology and immunology franchises, from January 2016 to June 2017. Prior to the acquisition of Genzyme by Sanofi in 2011, Dr. Meeker worked at Genzyme Corporation, beginning in 1994 as medical director, and held positions of increasing responsibility, ultimately serving as chief operating officer. Prior to joining Genzyme, Dr. Meeker was director of the Pulmonary Critical Care Fellowship at the Cleveland Clinic and an assistant professor of medicine at Ohio State University. Dr. Meeker has served as a director of Rhythm Pharmaceuticals, Inc., a publicly traded biopharmaceutical company, since November 2015 and as its chairman of the board since April 2017. Dr. Meeker has also served as a director of MyoKardia, Inc., a publicly traded biopharmaceutical company, since April 2017. Dr. Meeker holds a medical degree from the University of Vermont Medical School and completed the Advanced Management Program at Harvard Business School in 2000. He completed his internal medicine training at Harvard University’s Beth Israel Hospital and pulmonary/critical care training at Boston University. Our board of directors believes that Dr. Meeker is qualified to serve as the Chairman of our board of directors because of his extensive executive experience in the life sciences industry, his medical background and his deep familiarity with our business as an original investor and advisor to the Company.

Mette Kirstine Agger. Ms. Agger has served as a member of our board of directors since July 2017. Since 2009, Ms. Agger has served as a managing partner of Lundbeckfonden Ventures, a life science venture fund. Prior to joining Lundbeckfonden Ventures, Ms. Agger co-founded 7TM Pharma A/S, a biotech company engaged in therapeutic drug discovery and development, in 2000, and served as its chief executive officer from founding to 2009. Prior to founding 7TM Pharma, Ms. Agger was part of the management team of NeuroSearch A/S, a drug research and development company. Ms. Agger serves on numerous boards of private and public companies. She has served on the board of scPharmaceuticals Inc., a publicly traded pharmaceutical company, since March 2014, and on the board of Veloxis Pharmaceuticals A/S, an emerging specialty pharmaceutical company that is publicly traded on Nasdaq OMX Copenhagen, since April 2010. She also serves on the board of Klifo A/S, a pharmaceutical consulting company, Cydan Development, Inc., an orphan drug startup accelerator, Imara Inc., a drug company, PsiOxus Therapeutics, Ltd., a biopharmaceutical company, and Thesan Pharmaceuticals, Inc., a biopharmaceutical company. Ms. Agger graduated with an M.Sc. in biology from the University of Copenhagen and received an M.B.A. from Henley Business School University of Reading. Our board of directors believes that Ms. Agger’s experience investing in and advising life sciences companies and understanding of the life sciences industry outside of the United States, as well as her experience serving on the boards of public and private companies in the life sciences industry, provide her with the qualifications and skills to serve on our board of directors.

Michael Heffernan. Mr. Heffernan has served on our board of directors since February 2017. Mr. Heffernan served as the president, chief executive officer and director of Collegium Pharmaceutical, Inc., a publicly traded pharmaceutical company, from October 2002 until July 2018, at which time he transitioned to the role of chairman of the board of directors. He also founded Precision Dermatology, previously Onset Therapeutics, LLC, a dermatology-focused company, and served as its president and chief executive officer from 2005 to 2010. Mr. Heffernan previously founded and served as president and chief executive officer of Clinical Studies Ltd., a pharmaceutical contract research organization that was sold to PhyMatrix Corp., from 1994 to 1999, and subsequently served as president and chief executive officer of PhyMatrix from 1999 to 2002. Mr. Heffernan started his career at Eli Lilly and Company, where he held numerous sales and marketing roles. Mr. Heffernan has served on the board of directors of Veloxis Pharmaceuticals A/S, a specialty pharmaceutical company that is publicly traded on Nasdaq OMX Copenhagen, since April 2015, and has served as its chairman since April 2016. Mr. Heffernan has also served on the board of directors of Keryx Biopharmaceuticals, Inc., a publicly traded pharmaceutical company, since April 2016. Mr. Heffernan previously served on the board of directors of Ocata Therapeutics, Inc., a publicly traded biotechnology company, from April 2012 to February 2016, on the board of directors of Cornerstone Therapeutics Inc. (now known as Chiesi USA, Inc.), a publicly traded specialty pharmaceutical company, from 2009 to February 2014, and has served on the board of several privately held companies. Mr. Heffernan graduated from the University of Connecticut with a B.S. in pharmacy in 1987 and is a registered pharmacist. Our board of directors believes that Mr. Heffernan’s experience as an executive and a member of the boards of publicly traded and privately held companies in the life sciences industry provides him with the qualifications and skills to serve on our board of directors.

Edward Mathers. Mr. Mathers has served on our board of directors since July 2017. Mr. Mathers has been a partner at New Enterprise Associates, Inc., a private venture capital firm, since August 2008. Mr. Mathers has served as director of ObsEva SA, a publicly traded biopharmaceutical company, since November 2015, as a director of Rhythm Pharmaceuticals Inc., a publicly traded pharmaceutical company, since March 2013, as a director of Ra Pharmaceuticals, Inc., a publicly traded pharmaceutical company, since 2010, as a director of Liquidia Technologies, Inc., a publicly traded biopharmaceutical company, since 2009, and as a director of Synlogic, Inc., a publicly traded biopharmaceutical company, since October 2012. He is also on the board of a number of private life sciences companies. Mr. Mathers earned his B.S. in chemistry from North Carolina State University. Our board of directors believes that Mr. Mathers’ experience investing in and advising life sciences companies, as well as his experience as a director of public and private companies in the life sciences industry, provide him with the qualifications and skills to serve on our board of directors.

Annie Mitsak, Ph.D. Ms. Mitsak has served on our board of directors since August 2018. Ms. Mitsak is a senior associate at Omega Fund Management, LLC, a private venture capital firm, where she has worked since October 2015. Prior to joining Omega, Ms. Mitsak worked at the Technology Licensing Office at the Massachusetts Institute of Technology from 2012 to October 2015 as an associate licensing officer, where she managed a portfolio of drug delivery and biotechnology inventions. Ms. Mitsak also worked as an independent consultant for Nelsen Biomedical from January 2015 to October 2015. Ms. Mitsak earned her B.S. in biomedical engineering from the University of Virginia and earned her Ph.D. in biomedical engineering from the University of Michigan. Our board of directors believes that Ms. Mitsak’s experience in the venture capital industry and her background in intellectual property licensing provide her with the qualifications and skills to serve on our board of directors.

Eran Nadav, Ph.D. Dr. Nadav has served on our board of directors since 2012. He worked at the investment firm TPG Capital since 2007, serving as partner and managing director at the TPG Biotech fund in San Francisco from 2007 until April 2018 and as a senior advisor of TPG Biotech since May 2018. Prior to joining TPG, Dr. Nadav was business development director at Eisai Co., Ltd., a Japanese pharmaceutical company, from 2003 to 2007, where he evaluated and negotiated licensing and acquisition deals. Prior to that, Dr. Nadav served as manager for JJDC, Inc., the venture capital subsidiary of Johnson & Johnson, from 1999 to 2001. Earlier, he worked for Neurim Pharmaceuticals Ltd. from 1997 to 1999 in a product development role. Representing TPG, Dr. Nadav was the lead investor and member of the board of Ultragenyx Pharmaceutical Inc., a publicly traded biopharmaceutical company, from June 2011 to June 2015, and chairman of the board from January 2012 until June 2015. He also served on the boards of Collegium Pharmaceuticals, Inc., a publicly traded pharmaceutical company, from March 2015 to May 2017, of MacroGenics, Inc., a publicly traded biopharmaceutical company, from June 2013 to June 2014, and of a number of private companies. Dr. Nadav holds a Ph.D. in biochemistry, an M.Sc. magna cum laude, a B.Sc. magna cum laude, and an M.B.A. from Tel Aviv University. Our board of directors believes that Dr. Nadav’s experience investing in and advising life sciences companies, his experience as a director of public and private companies in the life sciences industry, and his deep familiarity with our business as a result of his long-time roles as the chairman of our board and the representative of our largest stockholder, provide him with the qualifications and skills to serve on our board of directors.

Anne VanLent. Ms. VanLent has served on our board of directors since October 2018. Since May 2008, Ms. VanLent has been President of AMV Advisors, providing corporate strategy and financial consulting services to emerging growth life sciences companies. Ms. VanLent was the Executive Vice President and Chief Financial Officer of Barrier Therapeutics, Inc., a publicly traded pharmaceutical company, from 2002 through 2008. From 1997 to 2001, she was the Executive Vice President – Portfolio Management for Sarnoff Corporation, a multidisciplinary research and development firm. From 1985 to 1993, she served as Senior Vice President and Chief Financial Officer of The Liposome Company, Inc., a publicly traded biopharmaceutical company that was acquired by Elan Corp. plc. Ms. VanLent has served as a member of the board of directors and audit committee chair of Applied Genetics Technologies Corporation, a publicly traded biotechnology company, since August 2016. Since May 2013, Ms. VanLent has also served as a member of the board of directors of Vaxart, Inc. (formerly Aviragen Therapeutics, Inc.), a publicly traded company. During the past five years,

Ms. VanLent served as a director of Ocera Therapeutics, Inc., a publicly traded biopharmaceutical company acquired by Mallinckrodt plc, from 2011 to December 2017; Novelion Pharmaceuticals Inc. (formerly Aegerion Pharmaceuticals), a publicly traded biopharmaceutical company, from March 2013 to June 2017; and Onconova Therapeutics, Inc., a publicly traded biopharmaceutical company, from June 2013 to May 2016. Ms. VanLent received a B.A. degree in physics from Mount Holyoke College. Our board of directors believes that Ms. VanLent’s financial and accounting expertise and her experience as an executive and a member on the boards of publicly traded life sciences companies provides her with the qualifications and skills to serve on our board of directors.

Board Composition and Election of Directors

Board Composition

Our board of directors currently consists of eight members. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal.

Our certificate of incorporation and by-laws that will become effective upon the closing of this offering will provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and by-laws will also provide that our directors may be removed only for cause by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

In accordance with the terms of our certificate of incorporation and by-laws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be , , and , and their term will expire at the annual meeting of stockholders to be held in ;

•	the class II directors will be , , and , and their term will expire at the annual meeting of stockholders to be held in ; and

•	the class III directors will be , , and , and their term will expire at the annual meeting of stockholders to be held in .

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Delaware Anti-Takeover Law and Certain Charter and By-law Provisions.”

Director Independence

Applicable Nasdaq rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under applicable Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors of a listed company must consider, for each member of the company’s compensation committee, all factors specifically relevant to determining whether a director has a relationship to such company that is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In                2018, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Ms. Good, is an “independent director” as defined under applicable Nasdaq rules. In making such determination, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director. Ms. Good is not an independent director under these rules because she is our President and Chief Executive Officer.

There are no family relationships among any of our directors or executive officers.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate under a charter approved by our board.

Audit Committee

The members of our audit committee are Ms. Agger, Ms. Mitsak and Ms. VanLent. Ms. VanLent is the chair of the audit committee. Our audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal audit function;

•	overseeing our risk assessment and risk management policies;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, if any, our independent registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by Securities and Exchange Commission, or SEC, rules.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Our board of directors has determined that Ms. VanLent is an “audit committee financial expert” as defined in applicable SEC rules. We believe that the composition of our audit committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Compensation Committee

The members of our compensation committee are Messrs. Heffernan and Mathers and Dr. Meeker. Mr. Heffernan is the chair of the compensation committee. Our compensation committee’s responsibilities will include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure if and to the extent then required by SEC rules; and

•	preparing the compensation committee report if and to the extent then required by SEC rules.

We believe that the composition of our compensation committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Dr. Meeker, Mr. Heffernan and Dr. Nadav.                 is the chair of the nominating and corporate governance committee. Our nominating and corporate governance committee’s responsibilities will include:

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board with respect to our board leadership structure;

•	reviewing and making recommendations to our board with respect to management succession planning;

•	developing and recommending to our board of directors corporate governance principles; and

•	overseeing a periodic evaluation of our board of directors.

We believe that the composition of our nominating and corporate governance committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of Ethics and Code of Conduct

We intend to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We intend to post a current copy of the code on our website, www.trevitherapeutics.com. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq stock market listing standards concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE COMPENSATION

The following discussion relates to the compensation of Jennifer Good, our President and Chief Executive Officer, Thomas Sciascia, M.D., our Chief Medical Officer, and Helena Brett-Smith, M.D., our Chief Development Officer, for fiscal year 2017. These individuals are collectively referred to in this prospectus as our named executive officers.

In preparing to become a public company, we have begun a thorough review of all elements of our executive compensation program, including the function and design of our equity incentive programs. We have begun, and expect to continue in the coming months, to evaluate the need for revisions to our executive compensation program to ensure that our program is competitive with the companies with which we compete for executive talent and is appropriate for a public company.

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to each of our named executive officers for the year ended December 31, 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option awards ($)(2)	All other compensation ($)(3)	Total ($)
Jennifer Good	2017	367,200	110,000	379,500	8,373	865,073
President and Chief Executive Officer
Thomas Sciascia, M.D.	2017	250,962	58,000	17,250	7,738	333,950
Chief Medical Officer
Helena Brett-Smith, M.D.(4)	2017	105,000	—	218,500	144	323,644
Chief Development Officer

(1)	Except where noted otherwise, the amounts reported in the “Bonus” column reflect discretionary annual cash bonuses paid to our executive officers for their performance.
(2)

The amounts reported in the “Option awards” column reflect the aggregate fair value of stock-based compensation awarded during the year computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification, or ASC, Topic 718. See note 10 to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions underlying the valuation of our equity awards.

(3)

The amounts reported in the “All other compensation” column reflect, for each named executive officer, the cost to us of 401(k) matching contributions and insurance premiums paid for the named executive officer.

(4)	Dr. Brett-Smith began her employment with us on September 5, 2017.

Narrative to Summary Compensation Table

Base Salary. In 2017, we paid annualized base salaries of $367,200 to Ms. Good, $290,000 to Dr. Sciascia and $325,000 to Dr. Brett-Smith. We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary.

Annual Bonus. Our board of directors may, in its discretion, award bonuses to our executive officers from time to time. We typically establish annual bonus targets based on specified corporate goals for our executive officers and conduct annual performance reviews to determine the attainment of such goals by each executive officer. Our management may propose bonus awards to our board of directors primarily based on this review process. Our board of directors makes the final determination of the eligibility requirements for and the amount of each bonus awarded to an executive officer.

Equity Incentives. Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help align the interests of our executives with those of our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain employed by us during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our executive officers and from time to time may grant equity incentive awards to them in the form of stock options. In 2017, we granted Ms. Good an option to purchase 1,650,000 shares of our common stock, granted Dr. Sciascia an option to purchase 75,000 shares of our common stock, and granted Dr. Brett-Smith an option to purchase 950,000 shares of our common stock. Each of these options is scheduled to vest with respect to 25% of the shares underlying the option on the first anniversary of the grant date and with respect to the remaining shares on a monthly basis over the following three years.

We use stock options to compensate our executive officers in the form of initial grants in connection with the commencement of employment and also at other various times during their employment. Prior to this offering, stock options were awarded to our executive officers by our board of directors or compensation committee. None of our executive officers is currently party to an employment agreement that provides for automatic award of stock options. We have granted stock options to our executive officers with time-based vesting. The options that we have granted to our executive officers typically become exercisable as to 25% of the shares underlying the option on the first anniversary of the grant date, and as to an additional 1/48th of the original number of shares underlying the option monthly thereafter. Vesting rights cease upon termination of employment and exercise rights cease shortly after termination, except that exercisability is extended in the case of death or disability, and for options granted prior to July 14, 2017, vesting is fully accelerated upon a change of control. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including no voting rights and no right to receive dividends or dividend equivalents.

We have historically granted stock options with exercise prices that are equal to the fair market value of our common stock on the date of grant as determined by our board of directors or compensation committee, based on a number of objective and subjective factors. The exercise price of all stock options granted after the closing of this offering will be equal to the fair market value of shares of our common stock on the date of grant, which will be determined by reference to the closing market price of our common stock on the date of grant.

Outstanding Equity Awards at December 31, 2017

The following table sets forth information regarding all outstanding stock options held by each of our named executive officers as of December 31, 2017. No unvested restricted stock awards were outstanding as of December 31, 2017.

	Option Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date
Jennifer Good	116,442	—		$0.33	7/11/2023
	23,288	—		0.33	12/10/2023
	126,011	2,681	(1)	0.34	1/23/2024
	522,058	74,580	(2)	0.23	6/11/2024
	448,027	133,181	(3)	0.15	11/25/2024
	32,292	17,708	(4)	0.15	5/15/2025
	—	1,650,000	(5)	0.35	12/20/2027
Thomas Sciascia, M.D.	116,442	—		$0.33	7/11/2023
	105,010	2,234	(1)	0.34	1/23/2024
	493,382	70,483	(2)	0.23	6/11/2024
	351,503	104,509	(3)	0.15	11/25/2024
	16,146	8,854	(4)	0.15	5/15/2025
	—	75,000	(5)	0.35	12/20/2027
Helena Brett-Smith, M.D..	—	950,000	(6)	$0.32	9/5/2027

(1)

Granted on January 23, 2014 and vested as to 25% of the shares underlying the option on January 23, 2015. The remaining 75% of the shares underlying the option will vest in equal monthly installments thereafter through January 23, 2024.

(2)

Granted on July 2, 2014 and vested as to 25% of the shares underlying the option on June 11, 2015. The remaining 75% of the shares underlying the option will vest in equal monthly installments thereafter through June 11, 2024.

(3)

Granted on November 25, 2014 and vested as to 25% of the shares underlying the option on November 25, 2015. The remaining 75% of the shares underlying the option will vest in equal monthly installments thereafter through November 25, 2024.

(4)

Granted on May 15, 2015 and vested as to 25% of the shares underlying the option on May 15. The remaining 75% of the shares underlying the option will vest in equal monthly installments thereafter through May 15, 2025.

(5)

Granted on December 20, 2017 with 25% of the shares underlying the option vesting on December 20, 2018. The remaining 75% of the shares underlying the option will vest in equal monthly installments thereafter through December 20, 2027.

(6)

Granted on September 5, 2017 and vested as to 25% of the shares underlying the option on September 5, 2018. The remaining 75% of the shares underlying the option will vest in equal monthly installments thereafter through September 5, 2027.

Employment Agreements

We have entered into employment agreements with two of our named executive officers, Jennifer Good and Thomas Sciascia.

Employment Agreement with Ms. Good

In December 2012, we and Ms. Good entered into an employment agreement. Under the agreement, Ms. Good is an “at will” employee, and her employment with us can be terminated by her or us at any time and for any reason. The agreement sets forth Ms. Good’s initial base salary, subject to adjustment from time to time and for any reason, and provides that she is eligible, at the sole discretion of our board of directors, to earn an annual bonus of up to a specified percentage of her base salary. For 2018, our board of directors set a target bonus for Ms. Good equal to 40% of her base salary.

Under the agreement, subject to her execution and nonrevocation of a separation agreement and a release of claims in our favor, in the event of the termination of her employment by us without cause or by her for good reason, each as defined in her agreement with us, Ms. Good is entitled to continue receiving (i) her then-current annual base salary for a period of twelve months following the date her employment with us is terminated, payable in accordance with our regular payroll practices, and (ii) medical and dental insurance benefits, to the extent she was receiving them prior to her termination and to the extent we are able to provide such benefits at a cost to us that is not in excess of the cost we were paying for such benefits prior to her termination, for a period of twelve months following the date her employment with us is terminated, or until she becomes eligible to receive such benefits from a new employer.

In addition, in the event that Ms. Good’s employment is terminated by us without cause, or by Ms. Good with good reason, within twelve months following a change of control, as defined in her agreement with us, Ms. Good will be entitled under the agreement to receive (i) as severance pay an amount equal to twelve months of her then-current base salary, payable in a lump sum, and (ii) medical and dental insurance benefits, to the extent she was receiving them prior to her termination and to the extent we are able to provide such benefits at a cost to us that is not in excess of the cost we were paying for such benefits prior to her termination, for a period of twelve months following the date her employment with us is terminated, or until she becomes eligible to receive such benefits from a new employer.

Employment Agreement with Dr. Sciascia

In December 2012, we and Dr. Sciascia entered into an employment agreement. Under the agreement, Dr. Sciascia is an “at will” employee, and his employment with us can be terminated by him or us at any time and for any reason. The agreement sets forth Dr. Sciascia’s initial base salary, subject to adjustment from time to time and for any reason, and provides that he is eligible, at the sole discretion of our board of directors, to earn an annual bonus of up to a specified percentage of his base salary. For 2018, our board of directors set a target bonus for Dr. Sciascia equal to 30% of his base salary.

Under the agreement, subject to his execution and nonrevocation of a separation agreement and a release of claims in our favor, in the event of the termination of his employment by us without cause or by him for good reason, each as defined in his agreement with us, Dr. Sciascia is entitled to continue receiving (i) his then-current annual base salary for a period of twelve months following the date his employment with us is terminated, payable in accordance with our regular payroll practices, and (ii) medical and dental insurance benefits, to the extent he was receiving them prior to his termination and to the extent we are able to provide such benefits at a cost to us that is not in excess of the cost we were paying for such benefits prior to his termination, for a period of twelve months following the date his employment with us is terminated, or until he becomes eligible to receive such benefits from a new employer.

In addition, in the event that Dr. Sciascia’s employment is terminated by us without cause, or by Dr. Sciascia with good reason, within twelve months following a change of control, as defined in his agreement with us, Dr. Sciascia will be entitled under the agreement to receive (i) as severance pay an amount equal to twelve months of his then-current base salary, payable in a lump sum, and (ii) medical and dental insurance benefits, to the extent he was receiving them prior to his termination and to the extent we are able to provide such benefits at a cost to us that is not in excess of the cost we were paying for such benefits prior to his termination, for a period of twelve months following the date his employment with us is terminated, or until he becomes eligible to receive such benefits from a new employer.

Employee Non-Competition, Non-Solicitation, Confidentiality and Assignment of Inventions Agreements

Each of our named executive officers has entered into standard form agreements with us with respect to non-competition, non-solicitation, confidential information and assignment of inventions. Under these agreements, each named executive officer has agreed not to compete with us during his or her employment and for a period ranging from one to two years after the termination of his or her employment, not to solicit our employees, independent contractors, clients, customers or business partners during his or her employment and for a period ranging from one to two years after the termination of his or her employment, and to protect our confidential and proprietary information indefinitely. In addition, under these agreements, each named executive officer has assigned to us all inventions that are developed by such executive officer during his or her employment with us other than those that do not relate to the business or research and development conducted or planned to be conducted by us, among other exclusions.

Stock Option and Other Compensation Plans

In this section we describe our 2012 Stock Incentive Plan, as amended to date, or the 2012 Plan; our 2019 Stock Incentive Plan, or the 2019 Plan; and our 2019 Employee Stock Purchase Plan, or the 2019 ESPP. Prior to this offering, we granted awards to eligible participants under the 2012 Plan. Following the effectiveness of the registration statement of which this prospectus forms a part, we expect to grant awards to eligible participants under the 2019 Plan and the 2019 ESPP.

2012 Plan

The 2012 Plan was initially approved by our board of directors and stockholders in December 2012 and was subsequently amended in December 2013, January 2014, May 2014, October 2014, July 2017 and May 2018. The 2012 Plan provides for the grant of incentive stock options, non-qualified options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. Our employees, directors and consultants are eligible to receive awards under the 2012 Plan; however, incentive stock options may only be granted to our employees. As of September 30, 2018, a maximum of 11,836,081 shares of our common stock, or the equivalent of such number after our board of directors makes any adjustments upon any change in capitalization or corporate transaction, were authorized for issuance under the 2012 Plan. Pursuant to the 2012 Plan, our board of directors (or a committee to which our board delegates its authority) administers the 2012 Plan. Our board of directors may amend, suspend or terminate the 2012 Plan at any time. However, any such amendment, suspension or termination of the 2012 Plan that may materially and adversely affect the rights of holders of outstanding awards requires the consent of such holders. The type of award granted under the 2012 Plan and the terms of such award are set forth in the applicable award agreement.

Upon the occurrence of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spinoff or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, under the terms of the 2012 Plan, we are required to equitably adjust (or make substitute awards, if applicable), in the manner determined by our board of directors:

•	the number and class of securities available under the 2012 Plan;

•	the number and class of securities and exercise price per share of each outstanding option;

•	the share and per share provisions and the measurement price of each outstanding stock appreciation right;

•	the number of shares subject to and the repurchase price per share subject to each outstanding restricted stock award and restricted stock unit award; and

•	the share and per share-related provisions and the purchase price, if any, of each outstanding other stock-based award.

Upon the occurrence of a merger or consolidation of our company with or into another entity as a result of which all of our common stock is converted into or exchanged for the right to receive cash, securities or other property or is cancelled; any transfer or disposition of all of our common stock for cash, securities or other property pursuant to a share exchange or other transaction; or a liquidation or dissolution of our company, our board of directors may, on such terms as our board of directors determines, take any one or more of the following actions pursuant to the 2012 Plan, as to some or all outstanding awards, other than restricted stock awards:

•	provide that awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

•

upon written notice to a plan participant, provide that the participant’s unexercised awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant within a specified period;

•	provide that outstanding awards shall become exercisable, realizable or deliverable, or restrictions applicable to an award shall lapse, in whole or in part prior to or upon such transaction;

•

in the event of a transaction under the terms of which holders of common stock will receive upon consummation thereof a cash payment for each share surrendered in the transaction, make or provide for a cash payment to a plan participant;

•	provide that, in connection with a liquidation of dissolution of the company, awards shall convert into the right to receive liquidation proceeds; or

•	any combination of the foregoing.

Furthermore, upon the occurrence a change in control event, as defined in the 2012 Plan, any option or stock appreciation right then outstanding that was granted prior to July 14, 2017 shall automatically become exercisable in full.

Our board of directors is not obligated under the 2012 Plan to treat all awards, all awards held by a participant, or all awards of the same type, identically.

Upon the occurrence of any corporate transaction described above, other than our liquidation or dissolution or a change in control, our repurchase and other rights under each outstanding restricted stock award will continue for the benefit of our successor and will, unless our board of directors determines otherwise, apply to the cash, securities or other property which our common stock was converted into or exchanged for in the transaction in the same manner and to the same extent as they applied to the common stock subject to the restricted stock award. Upon our liquidation or dissolution, except to the extent specifically provided to the contrary in the restricted stock award agreement or any other agreement between the plan participant and us, all restrictions and conditions on all restricted stock awards then outstanding will automatically be deemed terminated or satisfied.

Our board of directors, in its sole discretion, may accelerate the exercisability of any option or time at which any restrictions shall lapse or be removed from any restricted stock award, as the case may be.

As of September 30, 2018, options to purchase 10,282,981 shares of our common stock were outstanding under the 2012 Plan, at a weighted average exercise price of $0.40 per share, and options to purchase 312,431 shares of our common stock had been exercised under the 2012 Plan. No restricted common stock has been awarded under the 2012 Plan. We will no longer grant stock options or other awards under the 2012 Plan on or after the effectiveness of the registration statement of which this prospectus forms a part.

2019 Stock Incentive Plan

We expect our board of directors to adopt and our stockholders to approve the 2019 Plan, which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The 2019 Plan provides for the grant of incentive stock options, non-qualified options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards. Upon effectiveness of the 2019 Plan, the number of shares of our common stock that will be reserved for issuance under the 2019 Plan will be the sum of: (1)                ; plus (2) the number of shares (up to                shares) equal to the sum of the number of shares of our common stock then available for issuance under the 2012 Plan and the number of shares of our common stock subject to outstanding awards under the 2012 Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right; plus (3) an annual increase, to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2020 and continuing until, and including, the fiscal year ending December 31, 2030, equal to the lowest of                shares of our common stock,    % of the number of shares of our common stock outstanding on the first day of such fiscal year and an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors will be eligible to receive awards under the 2019 Plan. Incentive stock options, however, may only be granted to our employees.

Pursuant to the terms of the 2019 Plan, our board of directors (or a committee delegated by our board of directors) will administer the plan and, subject to any limitations in the plan, will select the recipients of awards and determine:

•	the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•	the type of options to be granted;

•	the duration of options, which may not be in excess of 10 years;

•	the exercise price of options, which must be at least equal to the fair market value of our common stock on the date of grant; and

•

the number of shares of our common stock subject to and the terms of any stock appreciation rights, restricted stock awards, restricted stock units or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price, repurchase price (though the measurement price of stock appreciation rights must be at least equal to the fair market value of our common stock on the date of grant and the duration of such awards may not be in excess of ten years) and performance conditions, if any.

If our board of directors delegates authority to an executive officer to grant awards under the 2019 Plan, the executive officer will have the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards (which may include a formula by which the exercise price will be determined), and the maximum number of shares subject to awards that such executive officer may make.

Effect of certain changes in capitalization

Upon the occurrence of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, we are required by the 2019 Plan to make equitable adjustments (or make substitute awards, if applicable), in a manner determined by our board of directors, to:

•	the number and class of securities available under the 2019 Plan;

•	the share counting rules under the 2019 Plan;

•	the number and class of securities and exercise price per share of each outstanding option;

•	the share and per-share provisions and the measurement price of each outstanding stock appreciation right;

•	the number of shares subject to, and the repurchase price per share subject to, each outstanding restricted stock award; and

•	the share and per share related provisions and the purchase price, if any, of each other stock-based award.

Effect of certain corporate transactions

Upon a merger or other reorganization event (as defined in the 2019 Plan), our board of directors may, on such terms as our board determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and us), take any one or more of, or a combination of, the following actions pursuant to the 2019 Plan as to some or all outstanding awards, other than restricted stock awards:

•	provide that all outstanding awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or successor corporation (or an affiliate thereof);

•

upon written notice to a participant, provide that all of the participant’s unvested awards will be forfeited, and/or vested but unexercised awards will terminate, immediately prior to the consummation of such reorganization event unless exercised by the participant (to the extent then exercisable) within a specified period following the date of the notice;

•

provide that outstanding awards shall become exercisable, realizable or deliverable, or restrictions applicable to an award shall lapse, in whole or in part, prior to or upon such reorganization event;

•

in the event of a reorganization event pursuant to which holders of shares of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to participants with respect to each award held by a participant equal to (1) the number of shares of our common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award; and/or

•

provide that, in connection with a liquidation or dissolution, awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings).

Our board of directors does not need to take the same action with respect to all awards, all awards held by a participant or all awards of the same type.

In the case of certain restricted stock units, no assumption or substitution is permitted, and the restricted stock units will instead be settled in accordance with the terms of the applicable restricted stock unit agreement.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights with respect to outstanding restricted stock awards will continue for the benefit of the successor company and will, unless our board of directors may otherwise determine, apply to the cash, securities or other property into which shares of our common stock are converted or exchanged pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award or any other agreement between the participant and us.

At any time, our board of directors may, in its sole discretion, provide that any award under the 2019 Plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part as the case may be.

No award may be granted under the 2019 Plan on or after the date that is 10 years following the effectiveness of the registration statement of which this prospectus forms a part. Our board of directors may amend, suspend or terminate the 2019 Plan at any time, except that stockholder approval may be required to comply with applicable law or stock market requirements.

2019 Employee Stock Purchase Plan

We expect our board of directors to adopt and our stockholders to approve the 2019 ESPP, which will become effective upon the closing of this offering. The 2019 ESPP will be administered by our board of directors or by a committee appointed by our board of directors. The 2019 ESPP will initially provide participating employees with the opportunity to purchase up to an aggregate of                shares of our common stock. The number of shares of our common stock reserved for issuance under the 2019 ESPP will automatically increase on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2020 and continuing until, and including, the fiscal year ending December 31, 2030, equal to the lowest of                shares of our common stock,     % of the number of shares of our common stock outstanding on the first day of such fiscal year and an amount determined by our board of directors.

All of our employees or employees of any designated subsidiary, as defined in the 2019 ESPP, are eligible to participate in the 2019 ESPP, provided that:

•	such person is customarily employed by us or a designated subsidiary for more than 20 hours a week and for more than five months in a calendar year;

•	such person has been employed by us or by a designated subsidiary for at least six months prior to enrolling in the 2019 ESPP; and

•	such person was our employee or an employee of a designated subsidiary on the first day of the applicable offering period under the 2019 ESPP.

No employee may purchase shares of our common stock under the 2019 ESPP and any of our other employee stock purchase plans in excess of $25,000 of the fair market value of our common stock (as of the date of the option grant) in any calendar year. In addition, no employee may purchase shares of our common stock under the 2019 ESPP that would result in the employee owning 5% or more of the total combined voting power or value of our stock or the stock of our subsidiary.

We expect to make one or more offerings to our eligible employees to purchase stock under the 2019 ESPP beginning at such time as our board of directors may determine. Each offering will consist of a six-month offering period during which payroll deductions will be made and held for the purchase of our common stock at the end of the offering period. Our board of directors or a committee designated by the board of directors may, at their discretion, choose a different period of not more than 12 months for such offerings.

On the commencement date of each offering period, each eligible employee may authorize up to a maximum of 15% of his or her compensation to be deducted by us during the offering period. Each employee who continues to be a participant in the 2019 ESPP on the last business day of the offering period will be deemed to have exercised an option to purchase from us the number of whole shares of our common stock that his or her accumulated payroll deductions on such date will pay for, not in excess of the maximum numbers set forth above. Under the terms of the 2019 ESPP, the purchase price shall be determined by our board of directors for each offering period and will be at least 85% of the applicable closing price of our common stock. If our board of directors does not make a determination of the purchase price, the purchase price will be 85% of the lesser of the closing price of our common stock on the first business day of the offering period or on the last business day of the offering period.

An employee who is not a participant on the last day of the offering period is not entitled to purchase shares under the 2019 ESPP, and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the 2019 ESPP terminate upon voluntary withdrawal from an offering under the 2019 ESPP at any time, or when the employee ceases employment for any reason.

We will be required to make equitable adjustments to the number and class of securities available under the 2019 ESPP, the share limitations under the 2019 ESPP, and the purchase price for an offering period under the 2019 ESPP to reflect stock splits, reverse stock splits, stock dividends, recapitalizations, combinations of shares, reclassifications of shares, spin-offs and other similar changes in capitalization or events or any dividends or distributions to holders of our common stock other than ordinary cash dividends.

In connection with a reorganization event, as defined in the 2019 ESPP, our board of directors or a committee of our board of directors may take any one or more of the following actions as to outstanding options to purchase shares of our common stock under the 2019 ESPP on such terms as our board or committee determines:

•	provide that options shall be assumed, or substantially equivalent options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

•

upon written notice to employees, provide that all outstanding options will be terminated immediately prior to the consummation of such reorganization event and that all such outstanding options will become exercisable to the extent of accumulated payroll deductions as of a date specified by our board or committee in such notice, which date shall not be less than ten days preceding the effective date of the reorganization event;

•

upon written notice to employees, provide that all outstanding options will be cancelled as of a date prior to the effective date of the reorganization event and that all accumulated payroll deductions will be returned to participating employees on such date;

•

in the event of a reorganization event under the terms of which holders of our common stock will receive upon consummation thereof a cash payment for each share surrendered in the reorganization event, change the last day of the offering period to be the date of the consummation of the reorganization event and make or provide for a cash payment to each employee equal to (1) the cash payment for each share surrendered in the reorganization event times the number of shares of our common stock that the employee’s accumulated payroll deductions as of immediately prior to the reorganization event could purchase at the applicable purchase price, where the acquisition price is treated as the fair market value of our common stock on the last day of the applicable offering period for purposes of determining the purchase price and where the number of shares that could be purchased is subject to the applicable limitations under the 2019 ESPP minus (2) the result of multiplying such number of shares by the purchase price; and/or

•	provide that, in connection with our liquidation or dissolution, options shall convert into the right to receive liquidation proceeds (net of the purchase price thereof).

Our board of directors may at any time, and from time to time, amend or suspend the 2019 ESPP or any portion thereof. We will obtain stockholder approval for any amendment if such approval is required by Section 423 of the Internal Revenue Code. Further, our board of directors may not make any amendment that would cause the 2019 ESPP to fail to comply with Section 423 of the Internal Revenue Code. The 2019 ESPP may be terminated at any time by our board of directors. Upon termination, we will refund all amounts in the accounts of participating employees.

401(k) Plan

We maintain a defined contribution employee retirement plan for our employees, including our named executive officers. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). The 401(k) plan provides that we make non-discretionary matching contributions of 50% of the first 6% of elective contributions. Participants are immediately vested in their contributions, as well as any earnings thereon. Vesting in the employer match contribution portion of their accounts, as well as any earnings thereon, is based on years of credited service, vesting over a four-year period, with 25% vesting per completed year.

Limitation of Liability and Indemnification

Our certificate of incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law, or the DGCL, and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our certificate of incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers specified liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we have entered into indemnification agreements with our directors, and we intend to enter into new indemnification agreements with all of our executive officers and directors prior to the completion of this offering. These indemnification agreements may require us, among other things, to indemnify each such executive officer or director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our executive officers or directors.

Some of our non-employee directors may, through their relationships with their employers, be insured or indemnified against specified liabilities incurred in their capacities as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, executive officers or persons controlling us, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. It is also possible that the director or officer could amend or terminate the plan when not in possession of material, nonpublic information. In addition, our directors and executive officers may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Director Compensation

The table below shows all compensation to our non-employee directors for the year ended December 31, 2017.

Name	Fees earned or paid in cash ($)	Option awards(1) ($)		All other compensation ($)		Total ($)
David Meeker, M.D..	12,500	57,500	(2)	11,250	(3)	81,250
Mette Kirstine Agger	—	—		—		—
Michael Heffernan	18,750	82,750	(4)	—		101,500
Edward Mathers	—	—		—		—
Annie Mitsak, Ph.D.(5)	—	—		—		—
Eran Nadav, Ph.D.	—	—		—		—
Otello Stampacchia, Ph.D.(6)	—	—		—		—
Anne VanLent(7)	—	—		—		—

(1)

The amounts reported in the “Option awards” column reflect the aggregate fair value of stock based compensation awarded during the year computed in accordance with the provisions of FASB ASC Topic 718. See note 10 to our consolidated financial statements appearing elsewhere in this prospectus for a discussion of the assumptions underlying the valuation of equity awards.

(2)

The option reported in this column was granted to Dr. Meeker in connection with his service as chairman of our board of directors and consisted of an option to purchase 250,000 shares of common stock at an exercise price of $0.35 per share, subject to vesting ratably on a quarterly basis over four years from the date of grant. In addition to the option described above, as of December 31, 2017, Dr. Meeker held an option to purchase 40,000 shares of common stock at an exercise price of $0.33 per share that was fully vested, an option to purchase 36,840 shares of common stock at an exercise price of $0.34 per share that was fully vested, an option to purchase 56,291 shares of common stock at an exercise price of $0.23 per share that was fully vested, and an option to purchase 43,277 shares of common stock at an exercise price of $0.15 per share that was vested with respect to 32,459 shares.

(3)

Consists of amounts paid to Dr. Meeker for advisory services provided by Dr. Meeker to our board of directors during the year ended December 31, 2017 under a consulting agreement. This agreement effectively terminated upon Dr. Meeker’s election to our board in July 2017.

(4)

The options reported in this column were granted to Mr. Heffernan in connection with his service on our board of directors and consisted of an option to purchase 175,000 shares of common stock at an exercise price of $0.32 per share, subject to vesting ratably on a quarterly basis over four years from the date of grant, and an option to purchase 200,000 shares of common stock at an exercise price of $0.35 per share, subject to vesting ratably on a quarterly basis over four years from the date of grant. The foregoing option awards constitute the entirety of the stock and option awards held by Mr. Heffernan as of December 31, 2017.
(5)	Ms. Mitsak joined our board of directors in August 2018.
(6)	Mr. Stampacchia resigned from our board of directors in August 2018.
(7)	Ms. VanLent joined our board of directors in October 2018.

Prior to this offering, we paid cash fees and granted options to purchase shares to certain of our non-employee directors for their service on our board of directors, however we did not have a formal non-employee director compensation policy. We have historically reimbursed our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of director and committee meetings. We do not pay any compensation to our President and Chief Executive Officer in connection with her service on our board of directors. Ms. Good is one of our named executive officers and, accordingly, the compensation that we pay to Ms. Good is discussed under “—Summary Compensation Table” and “—Narrative to Summary Compensation Table.” We are currently reviewing our policies with respect to director compensation.

TRANSACTIONS WITH RELATED PERSONS

Since January 1, 2015, we have engaged in the following transactions with our directors, executive officers and holders of 5% or more of our voting securities, and affiliates of our directors, executive officers and holders of 5% or more of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

2016 Convertible Note Financing

In September and November 2016, we issued and sold an aggregate of $10,614,000 in convertible promissory notes, or the 2016 Notes. The 2016 Notes accrued interest at a rate of 7% per annum, with maturity dates ranging between September 28, 2017 and November 22, 2017, unless earlier converted in accordance with their terms. All principal and interest accrued under the 2016 Notes was converted into shares of Series C convertible preferred stock in connection with the closing of the first tranche of our Series C convertible preferred stock financing in July 2017. The following table sets forth the aggregate principal amount of 2016 Notes issued and sold in this transaction to our 5% stockholders, directors, executive officers, and their respective affiliates and the cash purchase price for such notes:

Purchaser(1)	Aggregate Principal Amount of 2016 Notes
TPG Biotechnology Partners III, L.P.	$5,000,000.00
David Meeker, M.D.	$500,000.00
William O’Shea(2)	$500,000.00
Jennifer Good	$25,000.00
Thomas Sciascia, M.D.	$14,000.00
Anne VanLent	$50,000.00

(1)	See “Principal Stockholders” for additional information about shares held by these entities and individuals.
(2)	Mr. O’Shea served on our board of directors from March 2013 until July 2017.

Series C Convertible Preferred Stock Financing

In July 2017 we entered into a Series C convertible preferred stock purchase agreement, which we refer to as the purchase agreement, pursuant to which we have agreed to sell up to an aggregate of 44,946,987 shares of Series C convertible preferred stock in three tranches. As of September 30, 2018, we have issued and sold 38,097,672 shares under the purchase agreement and the purchasers have agreed to purchase 6,849,315 shares in a third tranche.

First Tranche

In July, October and November 2017, we issued and sold an aggregate of 30,886,507 shares of our Series C convertible preferred stock pursuant to the purchase agreement, consisting of (i) 20,649,653 shares sold for cash at a price per share of $1.46 for an aggregate cash purchase price of $30,148,493.38, (ii) 10,181,233 shares issued upon conversion of $11,148,459 in outstanding principal and interest under the 2016 Notes at a price per share of approximately $1.095, and (iii) 55,621 shares sold for cash at a price per share of $1.46 for an aggregate cash purchase price of $81,206.66 to an investor who chose to exercise his option under the purchase agreement to purchase the full amount of his second and third tranche shares early. The following table sets forth the aggregate number of shares of our Series C convertible preferred stock that we issued and sold to our 5% stockholders, directors, executive officers, and their respective affiliates in this first tranche and the aggregate purchase price for such shares:

Purchaser(1)	Shares of Series C Preferred Stock Issued for Cash	Cash Purchase Price	Shares of Series C Issued upon Conversion of 2016 Notes	Principal Cancelled under 2016 Notes	Interest Cancelled Under 2016 Notes
TPG Biotechnology Partners III, L.P.	2,034,128	$2,969,826.88	4,819,290	$5,000,000.00	$277,123
Entities affiliated with New Enterprise Associates, Inc.	10,170,639	$14,849,132.94	—	$—	$—
Lundbeckfond Invest A/S	4,068,256	$5,939,653.76	—	$—	$—
Omega Fund V, L.P.	3,051,191	$4,454,738.86	—	$—	$—
Michael Heffernan	20,342	$29,699.32	—	$—	$—
David Meeker, M.D.	—	$—	478,951	$500,000.00	$158,903
William O’Shea	—	$—	478,951	$500,000.00	$158,903
Jennifer Good	—	$—	23,947	$25,000.00	$7,945
Thomas Sciascia, M.D.	—	$—	13,410	$14,000.00	$4,449
Anne VanLent	—	$—	47,807	$50,000.00	$15,861

(1)	See “Principal Stockholders” for additional information about shares held by these entities.

Second Tranche

In August 2018, we issued and sold an aggregate of 7,211,165 shares of our Series C convertible preferred stock in the second tranche of our Series C convertible preferred stock financing pursuant to the purchase agreement at a price per share of $1.46 in cash, for an aggregate purchase price of $10,609,507.56. The following table sets forth the aggregate number of shares of our Series C convertible preferred stock that we issued and sold to our 5% stockholders, directors and their respective affiliates in this second tranche and the aggregate purchase price for such shares:

Purchaser(1)	Shares of Series C Preferred Stock Issued for Cash	Cash Purchase Price
TPG Biotechnology Partners III, L.P.	713,158	$1,041,210.68
Entities affiliated with New Enterprise Associates, Inc.	3,565,788	$5,206,050.48
Lundbeckfond Invest A/S	1,426,315	$2,082,419.90
Omega Fund V, L.P.	1,069,737	$1,561,816.02
Michael Heffernan	7,131	$10,411.26

(1)	See “Principal Stockholders” for additional information about shares held by these entities.

Registration Rights

We are a party to a second amended and restated investors’ rights agreement, which we refer to as the investors’ rights agreement, with the holders of our convertible preferred stock, including our 5% stockholders and their affiliates, as well as entities affiliated with some of our directors. This investors’ rights agreement provides these holders the right, subject to certain conditions, beginning six months following the effective date of the registration statement of which this prospectus forms a part, to demand that we file a registration statement or to request that their shares be covered by a registration statement that we are otherwise filing.

See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Indemnification Agreements

Our certificate of incorporation, which will become effective upon the closing of this offering, provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with all of our directors, and we intend to enter into new indemnification agreements with all of our executive officers and directors prior to the completion of this offering.

Consulting Agreement

In 2017, 2016 and 2015, we paid $11,250, $20,000 and $20,000, respectively, to Dr. David Meeker, the current chairman of our board of directors, pursuant to a consulting agreement with Dr. Meeker that we entered into in March 2013, under which Dr. Meeker provided advisory services to our board of directors. This consulting agreement was effectively terminated when Dr. Meeker joined our board in July 2017.

Employment Agreements

See the “Executive Compensation—Employment Agreements” section of this prospectus for a further discussion of these arrangements.

Policies and Procedures for Related Person Transactions

Our board of directors intends to adopt written policies and procedures for the review of any transaction, arrangement or relationship in which our company is a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person will be required to report the proposed related person transaction to our Chief Financial Officer and the chairman of our audit committee. The policy will call for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the proposed related person transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy will also permit the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

Our audit committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in our best interests. Our audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•

interests arising solely from the related person’s position as an executive officer of another entity, whether or not the person is also a director of the entity, that is a participant in the transaction where the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and the amount involved in the transaction is less than the greater of $200,000 and 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our certificate of incorporation or by-laws.

The policy will provide that transactions involving compensation of executive officers will be reviewed and approved by our compensation committee in the manner specified in the compensation committee’s charter.

We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it has been the practice of our board of directors to consider the nature of and business reasons for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of September 30, 2018 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock (on an as-converted to common stock basis).

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is based on a total of 4,166,756 shares of our common stock outstanding as of September 30, 2018, assuming the automatic conversion of all outstanding shares of our convertible preferred stock and the accrued dividends on our convertible preferred stock into an aggregate of 88,883,131 shares of our common stock upon the closing of this offering (based on an assumed closing date of September 30, 2018). The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on                shares of our common stock to be outstanding after this offering, including the shares of our common stock that we are selling in this offering, assuming no exercise of the underwriters’ option to purchase additional shares in this offering.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days after September 30, 2018 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of each beneficial owner is c/o Trevi Therapeutics, Inc., 195 Church Street, 14th Floor, New Haven, Connecticut 06510.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering
5% Stockholders:
TPG Biotechnology Partners III, L.P.(1)	52,610,889	56.5%
Entities affiliated with New Enterprise Associates(2)	14,495,243	15.6%
Lundbeckfond Invest A/S(3)	5,798,098	6.2%
Omega Fund V, L.P.(4)	4,348,573	4.7%
Directors and Executive Officers:
Jennifer Good(5)	3,333,365	3.5%
Thomas Sciascia, M.D.(6)	3,097,481	3.3%
Helena Brett-Smith, M.D.(7)	237,500	*
David Meeker, M.D.(8)	3,364,332	3.6%
Mette Kirstine Agger(9)	5,798,098	6.2%
Michael Heffernan(10)	77,473	*
Edward Mathers(11)	14,495,243	15.6%
Annie Mitsak, Ph.D.(12)	4,348,573	4.7%
Eran Nadav, Ph.D.(13)	52,610,889	56.5%
Anne VanLent(14)	189,848	*
All current executive officers and directors as a group (12 persons)(15)	87,552,802	90.9%

*	Less than one percent
(1)

Consists of 52,610,889 shares of common stock issuable upon conversion of convertible preferred stock held by TPG Biotechnology Partners III, L.P. (“TPG Biotech”) and accrued dividends on such convertible preferred stock as of September 30, 2018. The general partner of TPG Biotech is TPG Biotechnology GenPar III, L.P., a Delaware limited partnership, whose general partner is TPG Biotechnology GenPar III Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation. David Bonderman and James G. Coulter are sole stockholders of TPG Group Holdings (SBS) Advisors, Inc. and may therefore be deemed to be the beneficial owners of the securities held by the TPG Biotech. The address of each of TPG Group Holdings (SBS) Advisors, Inc. and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(2)

Consists of (a) 25,719 shares of common stock issuable upon conversion of convertible preferred stock held by NEA Ventures 2017, L.P. (“NEA 2017”) and accrued dividends on such convertible preferred stock as of September 30, 2018, and (b) 14,469,524 shares of common stock issuable upon conversion of convertible preferred stock held by New Enterprise Associates 16, L.P. (“NEA 16”) and accrued dividends on such convertible preferred stock as of September 30, 2018. The shares directly held by NEA 16 are indirectly held by NEA Partners 16, L.P. (“NEA Partners 16”), the sole general partner of NEA 16, NEA 16 GP, LLC (“NEA 16 LLC”), the sole general partner of NEA Partners 16, and each of the individual Managers of NEA 16 LLC. The individual Managers of NEA 16 LLC, (collectively, the “Managers”), are Peter J. Barris, Forest Baskett, Ali Behbahani, Carmen Chang, Anthony A. Florence, Jr., David M. Mott, Mohamad Makhzoumi, Joshua Makower, Peter Sonsini, Paul Walker and Scott D. Sandell. NEA Partners 16, NEA 16 LLC and the Managers share voting and dispositive power with regard to the Company’s securities directly held by NEA 16. The shares held directly by NEA 2017 are indirectly held by Karen P. Welsh, the general partner of NEA 2017. Karen P. Welsh has voting and dispositive power with regard to the shares of the Company’s securities directly held by NEA 2017. Edward T. Mathers, a member of the Company’s board of directors and partner of New Enterprise Associates, Inc., and entity affiliated with NEA 16 and NEA 2017, has no voting or investment control over any of the shares held by NEA 16 and NEA 2017 and disclaims beneficial ownership of all shares owned by NEA 16 and NEA 2017, except to the extent of any pecuniary interest therein. All indirect holders of the above referenced securities disclaim beneficial ownership of the above referenced securities except to the extent of their pecuniary interests therein. The address of the above referenced entities and persons is 1954 Greenspring Drive, Suite 600, Timonium MD, 21093.

(3)

Consists of 5,798,098 shares of common stock issuable upon conversion of convertible preferred stock held by Lundbeckfond Invest A/S and accrued dividends on such convertible preferred stock as of September 30, 2018. The board of directors of Lundbeckfond Invest A/S consists of Jørgen Huno Rasmussen, Steffen Kragh, Lars Holmqvist, Susanne Krüger Kjær, Michael Kjær, Peter Schütze, Gunhild Waldemar, Ludovic Tranholm Otterbein, Vagn Flink Møller Pedersen, Henrik Sindal Jensen and Peter Adler Würtzen. No individual member of the Lundbeckfond Invest A/S board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Lundbeckfond Invest A/S. The board of directors of Lundbeckfond Invest A/S and Lene Skole, the chief executive officer of Lundbeckfond Invest A/S, may be deemed to share voting and investment authority over the shares held by Lundbeckfond Invest A/S. Mette Kirstine Agger, a member of our board of directors, is a managing partner at Lundbeckfonden Ventures, which is an affiliate of Lundbeckfond Invest A/S. The address of Lundbeckfond Invest A/S and the above-mentioned persons is Scherfigsvej 7, DK-2100 København Ø.

(4)

Consists of 4,348,573 shares of common stock issuable upon conversion of convertible preferred stock held by Omega Fund V, L.P. (“Omega V”) and accrued dividends on such convertible preferred stock as of September 30, 2018. Omega Fund V GP, L.P. (“Omega V GP LP”) is the general partner of Omega V. Omega Fund V GP Manager, Ltd. (“Omega V GP Ltd”) is the general partner of Omega V GP LP. Otello Stampacchia, Richard J. Lim, Claudio Nessi and Anne-Mari Paster are all the shareholders and directors of

Omega V GP Ltd and have shared voting and investment power over the shares held by Omega V. Annie Mitsak, a member of the Company’s board of directors and an affiliate of Omega V, has no voting or investment control over any of the shares held by Omega V. Otello Stampacchia, Richard J. Lim, Claudio Nessi, Anne-Mari Paster and Annie Mitsak each disclaim beneficial ownership of these shares, except to the extent of his or her pecuniary interest therein. The address of Omega V, Omega V GP LP, Omega V GP Ltd and the above-mentioned persons is 185 Dartmouth Street, Suite 502, Boston, MA 02116.
(5)

Consists of (a) 1,677,765 shares of common stock owned by Ms. Good, (b) 1,843,347 shares of common stock issuable upon conversion of convertible preferred stock held by Ms. Good and accrued dividends on such convertible preferred stock as of September 30, 2018 and (c) 1,490,018 shares of common stock underlying options held by Ms. Good that are exercisable as of September 30, 2018 or will become exercisable within 60 days after such date.

(6)

Consists of (a) 1,677,765 shares of common stock owned by Dr. Sciascia, (b) 1,832,043 shares of common stock issuable upon conversion of convertible preferred stock held by Dr. Sciascia and accrued dividends on such convertible preferred stock as of September 30, 2018 and (c) 1,265,438 shares of common stock underlying options held by Dr. Sciascia that are exercisable as of September 30, 2018 or will become exercisable within 60 days after such date.

(7)	Consists of 237,500 shares of common stock underlying options held by Dr. Brett-Smith that are exercisable as of September 30, 2018 or will become exercisable within 60 days after such date.
(8)

Consists of (a) 2,772,509 shares of common stock issuable upon conversion of convertible preferred stock held by Dr. Meeker and accrued dividends on such convertible preferred stock as of September 30, 2018, (b) 245,939 shares of common stock issuable upon conversion of convertible preferred stock held by Trevi 2014 Irrevocable Trust and accrued dividends on such convertible preferred stock as of September 30, 2018, (c) 122,601 shares of common stock issuable upon conversion of convertible preferred stock held by Spinnaker Trust as Trustee of the Trevi 2014 Irrevocable Trust and accrued dividends on such convertible preferred stock as of September 30, 2018 and (d) 223,283 shares of common stock underlying options held by Dr. Meeker that are exercisable as of September 30, 2018 or will become exercisable within 60 days after such date.

(9)	Consists of the shares described in note 3 above.
(10)

Consists of (a) 24,473 shares of common stock issuable upon conversion of the convertible preferred stock held by Mr. Heffernan and accrued dividends on such convertible preferred stock as of September 30, 2018 and (b) 50,000 shares of common stock underlying options held by Mr. Heffernan that are exercisable as of September 30, 2018 or will become exercisable within 60 days after such date.

(11)

Consists of the shares described in note 2 above. Mr. Mathers has no voting or dispositive power with regard to such shares and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(12)

Consists of the shares described in note 4 above. Ms. Mitsak has no voting or dispositive power with regard to such shares and disclaims beneficial ownership of such shares, except to the extent of her pecuniary interest therein.

(13)

Consists of the shares described in note 1 above. Dr. Nadav has no voting or investment control over any of the shares held by TPG Biotech and disclaims beneficial ownership of all shares owned by TPG Biotech, except to the extent of any pecuniary interest therein.

(14)

Consists of 189,848 shares of common stock issuable upon conversion of convertible preferred stock held by Ms. VanLent and accrued dividends on such convertible preferred stock as of September 30, 2018.

(15)

Consists of (a) 3,355,530 shares of common stock, (b) 84,286,563 shares of common stock issuable upon conversion of convertible preferred stock and accrued dividends on such convertible preferred stock as of September 30, 2018 and (c) 3,266,239 shares of common stock underlying options that are exercisable as of September 30, 2018 or will become exercisable within 60 days after such date.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to the certificate of incorporation and the by-laws that will be in effect upon the closing of this offering. We will file copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The description of the capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of                shares of our common stock, par value $0.001 per share, and                shares of our preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated.

As of September 30, 2018, we had issued and outstanding:

•	4,166,756 shares of our common stock held by 10 stockholders of record;

•	15,387,923 shares of our Series A convertible preferred stock held by 13 stockholders of record, convertible into 15,387,923 shares of our common stock;

•	22,608,695 shares of our Series B convertible preferred stock held by two stockholders of record, convertible into 22,608,695 shares of our common stock; and

•	38,097,672 shares of our Series C convertible preferred stock held by 18 stockholders of record, convertible into 38,097,672 shares of our common stock.

Upon the closing of this offering, all of the outstanding shares of our convertible preferred stock, which shares are currently convertible into shares of our common stock on a one-to-one basis, and the accrued dividends on our convertible preferred stock will automatically convert into an aggregate of 88,883,131 shares of our common stock (based on an assumed closing date of September 30, 2018).

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Each election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding convertible preferred stock.

In the event of our liquidation or dissolution, the holders of our common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any of our outstanding convertible preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our convertible preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of September 30, 2018, options to purchase an aggregate of 10,282,981 shares of our common stock, at a weighted average exercise price of $0.40 per share, were outstanding.

Delaware Anti-Takeover Law and Certain Charter and By-law Provisions

Delaware Law

We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

Exclusive Forum Selection

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or employees to our company or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (4) any action asserting a claim arising pursuant to any provision of our certificate of incorporation or by-laws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine. Although our certificate of incorporation contains the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Registration Rights

Under the terms of the investors’ rights agreement, beginning six months following the closing of this offering, holders of a total of 88,883,131 shares of our common stock will have the right to require us to register these shares under the Securities Act under specified circumstances. We refer to the shares with these registration rights as registrable securities. After registration pursuant to these rights, the registrable securities will become freely tradable without restriction under the Securities Act.

Demand and Form S-3 Registration Rights

Beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, subject to specified limitations and conditions set forth in the investors’ rights agreement, at any time, the holders of at least a majority of the then outstanding registrable securities may demand that we register registrable securities then outstanding under the Securities Act for purposes of a public offering having an aggregate offering price to the public of not less than $10.0 million, net of certain expenses, underwriting discounts and selling commissions. We are not obligated to file a registration statement pursuant to this provision on more than two occasions.

In addition, subject to specified limitations and conditions set forth in the investors’ rights agreement, at any time when we are eligible to file a registration statement on Form S-3, holders of the registrable securities then outstanding may request that we register their registrable securities on Form S-3 for purposes of a public offering for which the reasonably anticipated aggregate offering price to the public, net of certain expenses, underwriting discounts and selling commissions, would exceed $1.0 million. We are not obligated to file a registration statement pursuant to this provision on more than two occasions in any 12-month period.

Incidental Registration Rights

If, at any time after the closing of this offering, we propose to register for our own account or for the account of our other stockholders any of our common stock under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and, subject to specified exceptions, have the right to require us to register all or a portion of the registrable securities then held by them in that registration.

In the event that any registration in which the holders of registrable securities participate pursuant to our investors’ rights agreement is an underwritten public offering, we have agreed to enter into an underwriting agreement in usual and customary form and use our commercially reasonable efforts to facilitate such offering.

Expenses

Pursuant to the investors’ rights agreement, we are required to pay all registration expenses, including all registration and filing fees, exchange listing fees, printing expenses, fees and expenses of one counsel selected by the selling stockholders to represent the selling stockholders, state Blue Sky fees and expenses, and the expense of any special audits incident to or required by any such registration, but excluding underwriting discounts, selling commissions, stock transfer taxes and the fees and expenses of the selling stockholders’ own counsel (other than the counsel selected to represent all selling stockholders).

The investors’ rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or alleged material misstatements or material omissions or alleged material omissions in the registration statement attributable to us, or any violation or alleged violation, whether by action or inaction, by us under the Securities Act; the Exchange Act; any state securities or Blue Sky law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities or Blue Sky law in connection with such registration statement or the qualification or compliance of the offering, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                .

Nasdaq Global Market

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “TRVI.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Although we intend to list our common stock on the Nasdaq Global Market, an active trading market for our common stock may never develop or, if developed, may not be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the anticipation in the market of these sales, could adversely affect the trading price of our common stock prevailing from time to time and could impair our ability to raise capital as and when needed through sales of our equity securities.

Based on the 4,166,756 shares of our common stock that were outstanding on September 30, 2018, upon the closing of this offering, we will have outstanding                 shares of our common stock, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock and the accrued dividends on our convertible preferred stock into an aggregate of 88,883,131 shares of our common stock upon the closing of this offering (based on an assumed closing date of September 30, 2018) and after giving further effect to the issuance and sale of                  shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares. Of these shares, all shares sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 93,049,887 shares of our common stock will be “restricted securities” under Rule 144, and we expect that substantially all of these restricted securities will be subject to the 180-day lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market upon release or waiver of any applicable lock-up agreements and only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell those shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our common stock on the Nasdaq Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon waiver or expiration of the 180-day lock-up period described below, approximately                shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the various restrictions, including the availability of public information about us, holding period and volume limitations, contained in Rule 144. Subject to the 180-day lock-up period described below, approximately                shares of our common stock, based on the number of shares outstanding as of September 30, 2018, will be eligible for sale in accordance with Rule 701.

Lock-up Agreements

We, each of our executive officers and directors and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Leerink Partners LLC, on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	exercise any right with respect to the registration of any common stock, or file or caused to be filed a registration statement in connection therewith; or

•

enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap, agreement or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The lock-up provisions apply to securities convertible into or exchangeable or exercisable for common stock. See “Underwriting—No Sales of Similar Securities.”

Registration Rights

Beginning six months following the effective date of the registration statement of which this prospectus forms a part, the holders of an aggregate of 88,883,131 shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Stock Options and Form S-8 Registration Statement

As of September 30, 2018, we had outstanding options to purchase an aggregate of 10,282,981 shares of our common stock, of which options to purchase 4,008,884 shares were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding options and reserved for future options and other awards under the 2012 Plan, the 2019 Plan and the 2019 ESPP. See “Executive Compensation—Stock Option and Other Compensation Plans” for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statement on Form S-8 will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a discussion of material U.S. federal income and estate tax considerations relating to ownership and disposition of shares of our common stock acquired in this offering by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner (other than a partnership or other pass-through entity) of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons who hold their common stock through partnerships or such other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	financial institutions, banks and investment funds;

•	brokers or dealers in securities;

•	tax-exempt organizations;

•	tax-qualified retirement plans, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or who have elected to mark securities to market;

•	insurance companies;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	non-U.S. governments and agencies; and

•	certain U.S. expatriates, including expatriated entities.

THIS DISCUSSION IS FOR INFORMATION ONLY AND IS NOT, AND IS NOT INTENDED TO BE, LEGAL OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, ESTATE AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

Distributions

As discussed under the heading “Dividend Policy” above, we do not expect to make cash dividends to holders of our common stock in the foreseeable future. If we do make distributions in respect of our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, subject to the tax treatment described in this section. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to the non-U.S. holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distributions will also be subject to the discussions below under the headings “Information Reporting and Backup Withholding” and “FATCA” below.

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements (generally including provision of a properly executed IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed in the hands of the non-U.S. holder at the same graduated U.S. federal income tax rates as would apply if such holder were a U.S. person (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is classified as a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the specific methods available to them to satisfy these requirements.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such non-U.S. holder’s sale, exchange or other disposition of our common stock (including a redemption, but only if the redemption would be treated as a sale or exchange rather than a distribution for United States federal income tax purposes) unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30% (or a lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) may also apply;

•

the non-U.S. holder is a non-resident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the non-U.S. holder recognized in the taxable year of the disposition, if any; or

•

we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation” unless our common stock remains regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “United States real property interests” (as defined in the Code and applicable regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. If we are determined to be a U.S. real property holding corporation and our common stock is not regularly traded on an established securities market, then (i) a purchaser of shares of our common stock from a non-U.S. holder generally will withhold 15% of the proceeds payable to such non-U.S. holder and (ii) the non-U.S. holder’s net gain derived from the disposition of shares of our common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. The tax treatment described in clause (ii) of the preceding sentence will also generally apply to the non-U.S. holder’s net gain derived from the disposition of shares of our common stock even if our common stock is regularly traded on an established securities market if such holder beneficially owns more than 5% of our outstanding common stock, during the applicable testing period.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death are considered U.S.-situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders generally will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8), or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading “Distributions,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

FATCA

Sections 1471 through 1474 of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. investors or (iii) the foreign entity is otherwise exempt under FATCA.

Withholding under FATCA generally (i) applies to payments of dividends on our common stock, and (ii) will apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The preceding discussion of material U.S. federal tax considerations is for information only. It is not, and is not intended to be, legal or tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local, estate and non-U.S. income and other tax consequences of acquiring, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

Leerink Partners LLC, Stifel, Nicolaus & Company, Incorporated and BMO Capital Markets Corp. are acting as representatives of each of the underwriters named below and as joint bookrunning managers for this offering. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Leerink Partners LLC
Stifel, Nicolaus & Company, Incorporated
BMO Capital Markets Corp.
Needham & Company, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering of the shares, the public offering price, concession or any other term of the offering may be changed by the representatives.

The following table shows the initial public offering price, underwriting discounts and commissions and proceeds to us, before expenses. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our common stock.

Total
	Per Share	Without Option	With Option
Initial public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds to us, before expenses	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            . We also have agreed to reimburse the underwriters for up to $             for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares at the initial public offering price, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, each of our executive officers and directors and holders of substantially all of our outstanding stock have agreed not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Leerink Partners LLC, on behalf of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	exercise any right with respect to the registration of any common stock, or file or caused to be filed a registration statement in connection therewith; or

•

enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap, agreement or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The lock-up provisions apply to securities convertible into or exchangeable or exercisable for common stock. They also apply to common stock owned now or acquired later by the person executing the lock-up agreement or for which the person executing the lock-up agreement later acquires the power of disposition.

Nasdaq Global Market Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “TRVI.”

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we operate;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering, our common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares granted to them under the underwriting agreement described above. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters may also engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and each of our and the representatives’ and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

MiFID II Product Governance

Any person offering, selling or recommending the shares (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the shares (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock offered hereby is being passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Covington & Burling LLP, New York, New York is counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Trevi Therapeutics, Inc. at December 31, 2017 and 2016, and for each of the two years in the period ended December 31, 2017, appearing in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

The SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

Trevi Therapeutics, Inc.

Index to Consolidated Financial Statements

Years Ended December 31, 2016 and 2017 and for the Nine Months Ended September 30, 2017 and 2018

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Trevi Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Trevi Therapeutics, Inc. (the Company) as of December 31, 2016 and 2017, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the Consolidated Financial Statements). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company at December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying Consolidated Financial Statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the Consolidated Financial Statements, the Company has suffered recurring losses from operations, is subject to significant uncertainty with respect to its product development and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2013.

Stamford, Connecticut

November 19, 2018

Trevi Therapeutics, Inc.

Consolidated Balance Sheets

(Amounts in thousands, except share and per share amounts)

	December 31,		September 30, 2018
	2016	2017
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,286	$22,020	$13,534
Tax credit and other receivables	19	49	119
Prepaid expenses	87	93	1,593

Total current assets	8,392	22,162	15,246
Deferred offering costs	—	—	26
Security deposit	12	52	39
Property, equipment and leasehold improvements, net	5	14	71

Total assets	$8,409	$22,228	$15,382

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$445	$537	$661
Accrued expenses	589	1,303	1,268
Term loan payable—current portion	8,000	5,285	—
Convertible notes payable, including accrued interest of $33 as of December 31, 2016 and $0 as of December 31, 2017 and September 30, 2018 (unaudited)	3,621	—	—
Convertible notes payable—Related Parties, including accrued interest of $104 as of December 31, 2016 and $0 as of December 31, 2017 and September 30, 2018 (unaudited)	5,373	—	—
Contingent call option liability—convertible notes	2,364	—	—

Total current liabilities	20,392	7,125	1,929
Term loan payable—less current portion	5,117	—	—
Obligation for loan success fee	298	322	449
Series C redeemable convertible preferred stock liability	—	—	959
Deferred lease obligation	12	3	1
Commitments and contingencies (Note 15)
Series A redeemable convertible preferred stock: 15,707,923 shares authorized and 15,387,923 issued and outstanding at December 31, 2016 and 15,387,923 shares authorized, issued and outstanding at December 31, 2017 and September 30, 2018 (unaudited), respectively; liquidation preference of $18,622, $19,545 and $20,236 at December 31, 2016, December 31, 2017 and September 30, 2018 (unaudited), respectively	21,272	20,479	20,894
Series B redeemable convertible preferred stock: 22,608,695 shares authorized, issued and outstanding at December 31, 2016, December 31, 2017 and September 30, 2018 (unaudited), respectively; liquidation preference of $29,780, $31,340 and $32,506 at December 31, 2016, December 31, 2017 and September 30, 2018 (unaudited), respectively	33,471	32,640	33,421
Series C redeemable convertible preferred stock: 48,200,412 shares authorized at December 31, 2017 and September 30, 2018 (unaudited) and 30,886,507 and 38,097,672 shares issued and outstanding at December 31, 2017 and September 30, 2018 (unaudited), respectively; liquidation preference of $46,351 and $58,956 at December 31, 2017 and September 30, 2018 (unaudited), respectively	—	46,087	60,057
Stockholders’ deficit:
Common stock: $0.001 par value; 57,551,161 shares authorized and 3,861,200 shares issued and outstanding at December 31, 2016; 99,000,000 shares authorized, and 4,112,798 shares issued and outstanding at December 31, 2017 and 101,929,904 shares authorized, and 4,166,756 shares issued and outstanding at September 30, 2018 (unaudited)	4	4	4
Additional paid-in capital	—	—	—
Accumulated deficit	(72,157)	(84,432)	(102,332)

Total stockholders’ deficit	(72,153)	(84,428)	(102,328)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$8,409	$22,228	$15,382

See accompanying notes.

Trevi Therapeutics, Inc.

Consolidated Statements of Operations

(Amounts in thousands, except share and per share amounts)

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Operating expenses:
Research and development	$6,913	$6,095	$4,497	$9,549
General and administrative	1,712	2,142	1,518	2,930

Total operating expenses	8,625	8,237	6,015	12,479

Loss from operations	(8,625)	(8,237)	(6,015)	(12,479)
Other income (expense):
Change in fair value of Series C redeemable convertible preferred stock liability	—	—	—	(1,968)
Change in fair value of contingent call option liability—convertible notes	(76)	(1,352)	(1,352)	—
Change in fair value of obligation for loan success fee	212	(24)	(14)	(127)
Interest income	1	69	28	110
Interest expense, including for Related Parties: $466 and $1,281 for the years ended December 31, 2016 and 2017, respectively, and $1,281 and $0 for the nine months ended September 30, 2017 and 2018 (unaudited), respectively	(2,607)	(3,342)	(3,147)	(174)

Total other income (expense), net	(2,470)	(4,649)	(4,485)	(2,159)

Loss before income tax benefit	(11,095)	(12,886)	(10,500)	(14,638)
Income tax benefit	8	26	18	75

Net loss	$(11,087)	$(12,860)	$(10,482)	$(14,563)

Accretion of redeemable convertible preferred stock	6,856	4,060	3,866	274
Dividends accrued on redeemable convertible preferred stock	(2,483)	(3,740)	(2,439)	(3,935)

Adjusted net loss attributable to common stockholders	$(6,714)	$(12,540)	$(9,055)	$(18,224)

Basic and diluted net loss per common share outstanding	$(1.74)	$(3.14)	$(2.29)	$(4.39)

Weighted average common shares used in net loss per share attributable to common stockholders, basic and diluted	3,861,200	3,996,724	3,957,751	4,154,107

See accompanying notes.

Trevi Therapeutics, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(Amounts in thousands, except share amounts)

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Common Stock		Additional Paid- In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2015	15,387,923	$23,215	22,608,695	$35,903	—	$—	3,861,200	$4	$—	$(65,587)	$(65,583)
Stock-based compensation	—	—	—	—	—	—	—	—	142	—	142
Dividends accrued on redeemable convertible preferred stock	—	923	—	1,560	—	—	—	—	(142)	(2,341)	(2,483)
Accretion (amortization) of premium (discount) on issuance of redeemable convertible preferred stock	—	(35)	—	154	—	—	—	—	—	(119)	(119)
Accretion of discount on investor rights/obligation	—	419	—	579	—	—	—	—	—	(998)	(998)
Adjustment for shortfall of fair value over liquidation value of redeemable convertible preferred stock	—	(3,287)	—	(4,747)	—	—	—	—	—	8,034	8,034
Accretion of issuance costs on redeemable convertible preferred stock	—	37	—	22	—	—	—	—	—	(59)	(59)
Net loss	—	—	—	—	—	—	—	—	—	(11,087)	(11,087)

Balance at December 31, 2016	15,387,923	$21,272	22,608,695	$33,471	—	$—	3,861,200	$4	$—	$(72,157)	$(72,153)
Stock-based compensation	—	—	—	—	—	—	—	—	205	—	205
Issuance of common stock from exercise of stock options	—	—	—	—	—	—	251,598	—	58	—	58
Convertible Notes Payable converted into Series C redeemable convertible preferred stock	—	—	—	—	10,181,233	14,865	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock, net of issuance costs	—	—	—	—	20,705,274	29,920	—	—	—	—	—
Dividends accrued on redeemable convertible preferred stock	—	923	—	1,560	—	1,256	—	—	(263)	(3,476)	(3,739)
Accretion (amortization) of premium (discount) on issuance of redeemable convertible preferred stock	—	(21)	—	92	—	—	—	—	—	(71)	(71)
Accretion of discount on investor rights/obligation	—	251	—	347	—	—	—	—	—	(598)	(598)
Adjustment for shortfall of fair value over liquidation value of redeemable convertible preferred stock	—	(1,968)	—	(2,843)	—	—	—	—	—	4,811	4,811
Accretion of issuance costs on redeemable convertible preferred stock	—	22	—	13	—	46	—	—	—	(81)	(81)
Net loss	—	—	—	—	—	—	—	—	—	(12,860)	(12,860)

Balance at December 31, 2017	15,387,923	$20,479	22,608,695	$32,640	30,886,507	$46,087	4,112,798	$4	$—	$(84,432)	$(84,428)
Stock-based compensation	—	—	—	—	—	—	—	—	311	—	311
Issuance of common stock from exercise of stock options	—	—	—	—	—	—	53,958	—	13	—	13
Issuance of Series C redeemable convertible preferred stock, net of issuance costs	—	—	—	—	7,211,165	11,506	—	—	—	—	—
Dividends accrued on redeemable convertible preferred stock	—	691	—	1,167	—	2,077	—	—	(324)	(3,611)	(3,935)
Accretion (amortization) of premium (discount) on issuance of redeemable convertible preferred stock	—	(3)	—	15	—	—	—	—	—	(12)	(12)
Accretion of discount on investor rights/obligation	—	41	—	57	—	—	—	—		(98)	(98)
Adjustment for shortfall of fair value over liquidation value of redeemable convertible preferred stock	—	(318)	—	(460)	—	309	—	—	—	469	469
Accretion of issuance costs on redeemable convertible preferred stock	—	4	—	2	—	79	—	—		(85)	(85)
Net loss	—	—	—	—	—	—	—	—	—	(14,563)	(14,563)

Balance at September 30, 2018 (unaudited)	15,387,923	$20,894	22,608,695	$33,421	38,097,672	$60,058	4,166,756	$4	$—	$(102,332)	$(102,328)

See accompanying notes.

Trevi Therapeutics, Inc.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Operating activities
Net loss	$(11,087)	$(12,860)	$(10,482)	$(14,563)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4	4	3	10
Changes in fair value of Series C redeemable convertible preferred stock liability	—	—	—	1,968
Changes in fair value of obligation for loan success fee	(212)	24	14	127
Changes in fair value of contingent call option liability—convertible notes	76	1,352	1,352	—
Accretion/accrual of term loan discounts and debt issuance costs	653	424	355	60
Accrual of interest on convertible notes	138	397	397	—
Accretion/accrual of convertible notes discounts and debt issuance costs	609	1,757	1,757	—
Stock-based compensation	142	205	145	311
Changes in operating assets and liabilities:
Receivables	49	(30)	(21)	(70)
Prepaid expenses	252	(6)	21	(1,500)
Accounts payable	(1,113)	92	660	124
Accrued expenses	(661)	714	667	(35)
Security deposit	—	(40)	—	13
Deferred lease obligation	(12)	(8)	(9)	(2)

Net cash used in operating activities	(11,162)	(7,975)	(5,141)	(13,557)
Investing activities
Acquisitions of property, equipment and leasehold improvements	—	(13)	—	(66)

Net cashed used in investing activities	—	(13)	—	(66)
Financing activities
Repayments of term loan	(1,938)	(8,250)	(6,188)	(4,813)
Payment of final fees on term loan	—	—	—	(533)
Proceeds from exercises of stock options	—	59	59	13
Proceeds from convertible notes, net of issuance costs	10,535	—		—
Proceeds from sale of Series C redeemable convertible preferred stock, net of issuance costs	—	29,920	29,709	10,496
Financing costs of term loan	(30)	(7)	(7)	—
Deferred offering costs	—	—	—	(26)

Net cash provided by financing activities	8,567	21,722	23,573	5,137

Net cash increase (decrease) for year	(2,595)	13,734	18,432	(8,486)
Cash and cash equivalents at beginning of year	10,881	8,286	8,286	22,020

Cash and cash equivalents at end of period	$8,286	$22,020	$26,718	$13,534

Supplemental disclosure of cash flow information
Interest paid	$1,217	$820	$680	$152

Income taxes paid	$—	$—	$—	$—

State research tax credits exchanged for cash	$57	$11	$11	$8

Supplemental disclosure of non-cash financing activities
Dividends accrued on redeemable convertible preferred stock	$2,483	$3,739	$2,439	$3,935

Accretion on redeemable convertible preferred stock	$(6,858)	$(4,061)	$(3,866)	$(274)

Convertible notes payable converted into Series C redeemable convertible preferred stock	$—	$14,865	$—	$—

See accompanying notes.

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

1.	Nature of the Business

Trevi Therapeutics, Inc. (“Trevi” or the “Company”) is a clinical-stage biopharmaceutical company focused on the development and commercialization of nalbuphine ER to treat serious neurologically mediated conditions. The Company is currently developing nalbuphine ER for the treatment of chronic pruritus, chronic cough in patients with idiopathic pulmonary fibrosis, or IPF, and levodopa-induced dyskinesia, or LID, in patients with Parkinson’s disease. These conditions share a common pathophysiology that is mediated through opioid receptors in the central and peripheral nervous systems. Due to nalbuphine’s mechanism of action as a modulator of opioid receptors, the Company believes nalbuphine ER has the potential to be effective in treating each of these conditions.

Nalbuphine ER is an oral extended release formulation of nalbuphine. Nalbuphine is a mixed k-opioid receptor agonist and μ-opioid receptor antagonist that has been approved and marketed as an injectable for pain indications for more than 20 years in both the United States and Europe. The k- and μ-opioid receptors are known to be critical mediators of itch, cough and certain movement disorders. Nalbuphine’s mechanism of action also mitigates the risk of abuse associated with μ-opioid agonists because it antagonizes, or blocks, the μ-opioid receptor. Nalbuphine is currently the only opioid approved for marketing that is not classified as a controlled substance in the United States or Europe.

Going Concern

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within 12 months after the date that the Consolidated Financial Statements are issued.

Through September 30, 2018, the Company has financed its operations primarily through private placements of its redeemable convertible preferred stock and convertible notes as well as borrowings under a term loan facility. From inception to September 30, 2018 (unaudited), the Company raised an aggregate of $92.2 million in gross proceeds from sales of its preferred stock and convertible notes and borrowed $15.0 million under a term loan facility. As of September 30, 2018, all amounts owing under the term loan facility had been paid in full. The Company incurred net losses of $11.1 million, $12.9 million and $14.6 million in the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2018 (unaudited), respectively. In addition, as of December 31, 2017 and September 30, 2018 (unaudited), the Company had an accumulated deficit of $84.4 million and $102.3 million, respectively. The Company expects to continue to generate operating losses for the foreseeable future. As of November 19, 2018, the issuance date of these Consolidated Financial Statements, the Company expects that its cash and cash equivalents of $13.5 million as of September 30, 2018 (unaudited), together with the $10.0 million in proceeds from a third tranche committed to by Series C redeemable convertible preferred stockholders (Note 9) that is expected to close by the end of December 2018, will not be sufficient to fund its operating expenses and capital expenditure requirements for the 12 months following the issuance date of these financial statements. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

The Company is seeking to complete an initial public offering of its common stock. In the event the Company does not complete an initial public offering, the Company expects to seek additional funding through private equity financings or other capital sources, including collaborations with other companies or other strategic transactions. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

If the Company is unable to raise sufficient capital when needed, it may be required to delay, reduce or abandon its product development programs or commercialization efforts. If the Company raises additional funds

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

through collaborations or marketing, distribution or licensing arrangements with third parties, it may have to relinquish valuable rights to future revenue streams or product candidates or grant licenses on terms that may not be favorable to it. Although management continues to pursue these plans, there is no assurance that the Company will be able to raise sufficient capital when needed on acceptable terms, or at all.

Based on its recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance its future operations, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within 12 months after the date that the Consolidated Financial Statements are issued.

The accompanying Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the Consolidated Financial Statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements include the accounts of Trevi Therapeutics, Inc. and its wholly-owned subsidiary Trevi Therapeutics Limited. Intercompany balances and transactions have been eliminated.

All amounts presented are in thousands of dollars, except share and per share amounts, unless noted otherwise.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of the expenses during the reporting periods. Significant estimates and assumptions reflected in these Consolidated Financial Statements include, but are not limited to the recognition of research and development expenses and the valuation of redeemable convertible preferred stock, common stock and stock-based awards. On an ongoing basis, management evaluates its estimates in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying interim Consolidated Balance Sheet as of September 30, 2018 and the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows for the nine months ended September 30, 2017 and 2018 and the Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the nine months ended September 30, 2018 are unaudited. The unaudited interim Consolidated Financial Statements have been prepared on the same basis as the audited annual Consolidated Financial Statements and, in the Company’s opinion, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of its financial position as of September 30, 2018 and the results of its operations and its Consolidated Statements of Cash Flows for the nine months ended September 30, 2017 and

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

2018. The consolidated financial data and other information disclosed in these notes related to the nine months ended September 30, 2017 and 2018 are unaudited. The results for the nine months ended September 30, 2017 and 2018 are not necessarily indicative of results to be expected for the year ending December 31, 2018, any other interim periods, or any future year or period.

Cash Equivalents

The Company classifies short-term, highly liquid investments with an original term of three months or less at the date of purchase as cash equivalents.

Fair Value Measurements

The Company’s financial instruments consist of cash and cash equivalents, income tax receivable, accounts payable, accrued expenses, term loan payable, convertible notes payable, Series C redeemable convertible preferred stock liability, contingent call option liability—convertible notes and obligation for loan success fee. Fair value estimates of these instruments are made at a specific point in time, based on relevant market information. The carrying amounts of cash and cash equivalents, income tax receivable, accounts payable and accrued expenses are generally considered to be representative of their respective fair values because of the short term nature of those instruments. The carrying amount of the term loan payable is estimated to approximate fair value due to its floating interest bearing terms. The carrying amounts of the convertible notes payable are estimated to approximate fair value due to their maturity dates of one year or less from issue date. The fair value of the contingent call option liability is estimated utilizing the Company’s own internal analysis, including variables for the calculation of accrued interest and for the estimated conversion price. The fair value of the obligation for loan success fee is estimated utilizing a probability-weighted income approach, including variables for the timing of the success event and other probability estimates. The fair value of Series C redeemable convertible preferred stock liability has been estimated as the excess, if any, of the fair value of the Company’s Series C redeemable convertible preferred stock (“Series C Preferred Stock”) over the purchase price of any outstanding tranches that may be sold pursuant to the Series C Preferred Stock purchase agreement (the “Series C Purchase Agreement”).

Current accounting guidance defines fair value, establishes a framework for measuring fair value in accordance with Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, and requires certain disclosures about fair value measurements. The valuation techniques included in the guidance are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect market assumptions and are classified into the following fair value hierarchy:

Level 1—Observable inputs—quoted prices in active markets for identical assets and liabilities.

Level 2—Observable inputs other than the quoted prices in active markets for identical assets and liabilities—such as quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs—includes amounts derived from valuation models where one or more significant inputs are unobservable and require the company to develop relevant assumptions.

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

The following table summarizes the financial liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2017 and September 30, 2018 (unaudited), and the basis for that measurement, by level within the fair value hierarchy:

	Balance December 31, 2016	Level 1	Level 2	Level 3
Financial liabilities
Obligation for loan success fee	$298	$—	$—	$298
Contingent call option liability—convertible notes	2,364	—	—	2,364

Total	$2,662	$—	$—	$2,662

	Balance December 31, 2017	Level 1	Level 2	Level 3
Financial liabilities
Obligation for loan success fee	$322	$—	$—	$322

Total	$322	$—	$—	$322

	Balance September 30, 2018	Level 1	Level 2	Level 3
	(unaudited)
Financial liabilities
Series C redeemable convertible preferred stock liability	$959	$—	$—	$959
Obligation for loan success fee	449	—	—	449

Total	$1,408	$—	$—	$1,408

The following table represents a roll-forward of the fair value of Level 3 instruments (significant unobservable inputs):

	December 31,		September 30, 2018
	2016	2017
			(unaudited)
Financial liabilities
Balance at beginning of year(1)	$510	$2,662	$322
Amounts issued for contingent call option liability—convertible notes	2,288	—	—
Unrealized loss (gain) on Series C redeemable convertible preferred stock liability	—	—	1,968
Unrealized loss (gain) on obligation for loan success fee	(212)	24	127
Unrealized loss (gain) on contingent call option liability—convertible notes	76	1,352	—
Net settlements	—	(3,716)	(1,009)

Ending balance	$2,662	$322	$1,408

(1)	The balance at January 1, 2016 relates to the obligation for loan success fee.

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements (consisting of furniture, computer and office equipment and leasehold improvements) are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets (three years for computer equipment, five years for furniture and office equipment and the shorter of the term of the lease or useful life for leasehold improvements).

Impairment of Long-Lived Assets

ASC 360, Property, Plant, and Equipment, addresses the financial accounting and reporting for impairment or disposal of long-lived assets. The Company reviews the recorded values of long-lived assets for impairment whenever events or changes in business circumstance indicate that the carrying amount of an asset or group of assets may not be fully recoverable.

Foreign Currency Transactions

The Company, at times, contracts with vendors and consultants outside of the United States, resulting in liabilities denominated in foreign currency. The transactions are recorded in U.S. dollars on the transaction dates and any currency fluctuation through the payment date is recorded as currency gains or losses in the Consolidated Statements of Operations. Net foreign currency gains and losses as of December 31, 2016 and 2017 and September 30, 2017 and 2018 (unaudited) were insignificant.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should the planned equity financing no longer be considered probably of being consummated, the deferred offering costs will be expensed immediately as a charge to operating expenses in the Consolidated Statements of Operations. Deferred offering costs capitalized as of September 30, 2018 (unaudited) were $26. No deferred offering costs were capitalized as of December 31, 2016 and 2017.

Research and Development Expenses

All of the Company’s research and development expenses consist of expenses incurred in connection with the development of nalbuphine ER. These expenses include certain payroll and personnel expenses, including stock-based compensation, consulting costs, contract manufacturing costs and fees paid to clinical research organizations (“CROs”) to conduct certain research and development activities on the Company’s behalf. The Company does not allocate its costs by each indication for which it is developing nalbuphine ER, as a significant amount of the Company’s development activities broadly support all indications. In addition, several of the Company’s departments support the Company’s nalbuphine ER drug candidate development program and the Company does not identify internal costs for each program. The Company expenses both internal and external research and development expenses as they are incurred.

Accrued Research and Development

The Company has entered into agreements with CROs, contract manufacturing organizations (“CMOs”) and other companies. The Company’s research and development accruals are estimated based on the level of services

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in accrued expenses on the Consolidated Balance Sheet. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. Payments made to CROs, CMOs and other companies under these arrangements in advance of the performance of the related services are recorded as prepaid expenses.

Patent Costs

All patent-related costs in connection with filing and prosecuting patent applications are expensed to general and administrative expense as incurred, as recoverability of such expenditures is uncertain.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees in accordance with ASC 718, Stock Compensation (“ASC 718”). ASC 718 requires the recognition of compensation expense, using a fair value based method, for costs related to all stock-based payments including stock options. The Company’s determination of the fair value of stock options on the date of grant utilizes the Black-Scholes option-pricing model for stock options with time-based vesting, and is impacted by the price of its common stock as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables include expected term that options will remain outstanding, expected common stock price volatility over the term of the option awards, risk-free interest rates and expected dividends.

The fair value is recognized over the period during which an optionee is required to provide services in exchange for the option award, known as the requisite service period (usually the vesting period) on a straight-line basis.

Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

The Company accounts for stock-based compensation arrangements with employees in accordance with ASC 718 which requires the recognition of compensation expense, using a fair value based method, for costs related to all stock-based payments including stock options. The Company’s determination of the fair value of stock options on the date of grant utilizes the Black-Scholes option-pricing model for stock options with time-based vesting and is impacted by the price of its common stock as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables include expected term that options will remain outstanding, expected common stock price volatility over the term of the option awards, risk-free interest rates and expected dividends.

Expected Term—The expected term assumption represents the weighted average period that the stock-based awards are expected to be outstanding. The Company has elected to use the “simplified method” for estimating the expected term of the options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option.

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

Expected Volatility—For all stock options granted to date, the volatility data was estimated based on a study of publicly traded industry peer companies. For purposes of identifying these peer companies, we considered the industry, stage of development, size and financial leverage of potential comparable companies.

Expected Dividend—The Black-Scholes valuation model calls for a single expected dividend yield as an input. The Company currently has no history or expectation of paying cash dividends on its common stock.

Risk-Free Interest Rate—The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

The estimated fair value of the common stock underlying the Company’s stock options was determined at each grant date by the Company’s board of directors, with input from management. All options to purchase shares of common stock are intended to be exercisable at a price per share not less than the per share fair value of the Company’s common stock underlying those options on the date of grant.

In the absence of a public trading market for the Company’s common stock, on each grant date, the Company develops an estimate of the fair value of its common stock based on the information known to the Company on the date of grant, upon a review of any recent events and their potential impact on the estimated fair value per share of the common stock, and in part on input from an independent third-party valuation. As is provided for in Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), the Company generally relies on valuations for up to twelve months unless the Company has experienced a material event that would have affected the estimated fair value of its common stock.

The valuations of the Company’s common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The methodology to determine the fair value of common stock included estimating the fair value of the enterprise using a market approach, which estimates the fair value of the Company by including an estimation of the value of the business based on guideline public companies under a number of different scenarios. The assumptions used to determine the estimated fair value of the Company’s common stock were based on numerous objective and subjective factors, combined with management judgment, including external market conditions affecting the pharmaceutical and biotechnology industry and trends within the industry; the Company’s stage of development; the rights, preferences and privileges of the Company’s convertible preferred stock relative to those of the Company’s common stock; the prices at which the Company sold shares of convertible preferred stock; the Company’s financial condition and operating results, including the Company’s levels of available capital resources; the progress of the Company’s research and development efforts, stage of development and business strategy; equity market conditions affecting comparable public companies; general U.S. market conditions and the lack of marketability of the Company’s common stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, the Company considered the following methods:

•

Option Pricing Method (“OPM”)—The OPM treats common stock and convertible preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preferences at the time of a liquidity event, such as a strategic sale or

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

merger. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock liquidation preference is paid. The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions, such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities.

•

Probability Weighted Expected Return Method (“PWERM”)—Under the PWERM methodology, the fair value of common stock is estimated based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

•

Hybrid Method—The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM. In the hybrid method used by the Company, it considered an initial public offering (“IPO”), as the other potential future liquidity event. The equity value for the IPO scenario was determined using the guideline public company (“GPC”), method under the market approach. The relative probability of the IPO scenario was determined based on an analysis of market conditions at the time and expectations as to the timing and likely prospects of the IPO at each valuation date. In application of the GPC method, the Company considered publicly traded companies in the biopharmaceutical industry that had a similar profile to the Company’s as well as recently completed IPOs as indicators of estimated future value in an IPO. The Company then discounted that future value back to the valuation date at an appropriate discount rate.

Based on the Company’s early stage of development and other relevant factors, the board of directors determined that the OPM was the most appropriate method for allocating enterprise value to determine the estimated fair value of the Company’s common stock for valuations performed for December 2016 and December 2017, which resulted in the board of directors determining that the fair value of common stock was $0.32 and $0.35, respectively. Following its determination in early 2018 that the Company should explore a potential IPO, the Company’s board of directors determined that the Hybrid Method was the most appropriate method for allocating the enterprise value to determine the estimated fair value of common stock for valuations performed for April 2018 and September 2018, which resulted in the fair value of common stock being $0.70 and $0.96, respectively.

In determining the estimated fair value of the Company’s common stock, the board of directors also considered the fact that the Company’s stockholders could not freely trade the Company’s common stock in the public markets. Accordingly, the the Company’s board of directors applied discounts to reflect the lack of marketability of common stock based on the weighted-average expected time to liquidity. The estimated fair value of the Company’s common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

The Company has awarded stock options to non-employees for consultancy services. Prior to January 1, 2018, these stock options were measured at the fair value of the goods/services received or the fair value of the equity instrument issued, whichever was more reliably measured at the time of grant, and then remeasured at the

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

then-current fair values at each reporting date until the stock options vested and were recognized as an expense over the requisite service period. The Company has adopted new guidance, with effect from January 1, 2018, which requires that non-employee share-based payment transactions be measured at the grant-date fair value and no longer remeasured at the then-current fair values at each reporting date until the stock options have vested.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all of the tax benefits will not be realized.

The Company applies the provisions of ASC 740, Income Taxes (“ASC 740”), which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. These Consolidated Financial Statements reflect expected future tax consequences of such positions presuming the taxing authorities possess full knowledge of the position and all relevant facts. It is the opinion of Company management that there are no material uncertainties regarding the tax positions that the Company has taken through December 31, 2017 and September 30, 2018 (unaudited). The Company does not have any interest or penalties accrued related to tax positions as it does not have any unrecognized tax benefits. In the event the Company determines that accrual of interest or penalties are necessary in the future, the amount will be presented as a component of interest expense.

Redeemable Convertible Preferred Shares

Shares of the Company’s redeemable convertible preferred stock are redeemable at the option of the holder on or after July 14, 2020 and carry a cumulative coupon dividend rate of 6%. The redemption amount is the greater of the liquidation value (invested amount plus accruing dividends) or the fair value of the shares of preferred stock on the date of redemption. The Company is accounting for its shares of preferred stock under the requirements of ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The carrying value of the shares of preferred stock is presented as temporary equity and is adjusted by periodic accretions so that the carrying amount will equal the redemption amount at the estimated date that the shares of preferred stock will be redeemed. These adjustments are effected through charges against additional paid-in capital, to the extent it is available, or accumulated deficit. For all preferred stock issuances, the difference between the amount invested by the holders of the shares of preferred stock, net of issuance costs and premiums (or discounts), as compared to the redemption value is recorded as accretion over the redemption period of the shares of preferred stock. The accretion is added to net loss to arrive at the net loss available to common stockholders in the calculation of net loss per common share.

Basic and Diluted Net Income (Loss) per Common Share

Basic and diluted net loss per common share outstanding is determined by dividing net loss, as adjusted for accretion and accrued dividends on redeemable convertible preferred stock, by the weighted average common shares outstanding during the period. For all periods presented, outstanding shares of Series A redeemable convertible preferred stock (“Series A Preferred Stock”), shares of Series B redeemable convertible preferred

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

stock (“Series B Preferred Stock”), shares of Series C Preferred Stock and shares issuable upon exercise of stock options have been excluded from the calculation because their effects would be anti-dilutive. Therefore, the weighted average common shares used to calculate both basic and diluted loss per share are the same.

Segments

The Company operates as a single segment. Management uses one measurement of profitability and does not segregate its business for internal reporting. All long-lived assets are maintained in the United States.

Recently Adopted Accounting Pronouncements

In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-01 titled Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which amends the guidance on the recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 is effective for annual and interim reporting periods beginning after December 15, 2017. The adoption of this update had no material effect on the Company’s Consolidated Financial Statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 requires an entity to evaluate if substantially all of the fair value of the gross assets acquired or disposed of is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least an input and one substantive process that together significantly contribute to the ability to create output and removes the evaluation of whether a market participant could replace missing elements. ASU 2017-01 should be applied prospectively and is effective for annual periods beginning after December 15, 2017 and interim periods within those annual periods. The adoption of ASU 2017-01 had no material effect on the Company’s financial statements.

In March 2016, the FASB issued ASU No. 2016-09 titled Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The new standard simplifies several aspects related to the accounting for share-based payment transactions, including the accounting for income taxes, statutory tax withholding requirements, forfeitures and classification on the Consolidated Statements of Cash Flows. This guidance is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2016. As a result of the adoption of this update as of January 1, 2017, the Company recognizes forfeitures as they occur. The adoption of this update had no material effect on the Company’s financial statements.

In May 2017, the FASB issued ASU No. 2017-09 titled Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. The new standard clarifies when changes to share-based payment awards must be accounted for as modifications. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The new guidance will be applied prospectively to awards modified on or after the adoption date. The guidance is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2016. The adoption of this update had no material effect on the Company’s financial statements.

In May 2014, the FASB issued ASU No. 2014-09 titled Revenue from Contracts with Customers, which provides a single comprehensive model for accounting for revenue from contracts with customers and will

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

supersede most existing revenue recognition guidance. The Company early adopted this update effective January 1, 2018. As the Company does not have any revenue, the adoption of this update had no impact on the Company’s financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-based Payment Accounting. The new standard will simplify the accounting for nonemployee share-based awards. The ASU expands the scope of Topic 718, Compensation-Stock Compensation, which currently only includes share-based payments issued to employees, to also include share-based payments issued to nonemployees for goods and services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity-Equity-Based Payments to Non-Employees. The standard is effective for public entities for annual periods beginning after December 15, 2018 and for interim periods within those fiscal years. The Company early adopted this update, effective January 1, 2018, and the adoption had no material effect on the Company’s financial statements.

Recent Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 titled Leases (“ASU 2016-02”), which requires rights and obligations arising from both operating and capital leases to be reported on the Consolidated Balance Sheet, and to disclose quantitative and qualitative information about lease transactions (such as information about variable lease payments and options to renew and terminate leases). ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the potential effect of this guidance on its consolidated financial statements.

3.	Prepaid Expenses

Prepaid expenses consist of the following:

	December 31,		September 30, 2018
	2016	2017
			(unaudited)
Prepaid R&D payments	$42	$35	$1,438
Prepaid corporate insurance	24	28	81
State franchise/capital tax payments	12	12	12
Other	9	18	62

	$87	$93	$1,593

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

4.	Property, Equipment and Leasehold Improvements, Net

Property, equipment and leasehold improvements, net consist of the following:

	December 31,		September 30, 2018
	2016	2017
			(unaudited)
Computer and office equipment	$11	$11	$11
Furniture and fixtures	12	13	17
Leasehold improvements	—	13	75

	23	37	103
Less accumulated depreciation	(18)	(23)	(32)

	$5	$14	$71

Depreciation was $4 for each of the years ended December 31, 2016 and 2017, and $3 and $10 for the nine months ended September 30, 2017 and 2018 (unaudited), respectively. Depreciation on leasehold improvements did not begin until the commencement date of the Company’s amended lease for office space in New Haven, Connecticut on March 1, 2018. (Note 15)

5.	Accrued Expenses

Accrued expenses consist of the following:

	December 31,		September 30, 2018
	2016	2017
			(unaudited)
Accrued research projects	$352	$1,050	$344
Accrued professional fees	162	192	280
Accrued compensation and benefits	48	36	597
Other	27	25	47

	$589	$1,303	$1,268

6.	Convertible Notes Payable

On September 28, 2016, the Company received $5.0 million from the issuance of a subordinated convertible promissory note payable to TPG Biotechnology Partners III, L.P. (“TPG” and the “TPG Note”) pursuant to the terms of a note purchase agreement dated September 27, 2016 between the Company and TPG, as the initial lender (the “Note Purchase Agreement”). The TPG Note was one of a series of 7% subordinated convertible promissory notes (the “Convertible Notes” or “Notes”) issued by the Company. The Notes earned interest at a rate of 7% per annum and were due upon demand by TPG at any time on or after the maturity date of September 27, 2017.

In November 2016, the Company received $5.6 million from the issuance of additional Convertible Notes to ten investors of the Company pursuant to the Note Purchase Agreement (the “Additional Lenders”). Of such Notes, two were issued to officers of the Company, totaling $39; three were issued to consultants of the Company, totaling $775 and one was issued to a director of the Company in the amount of $500. As of December 31, 2016, amounts outstanding under the Notes held by officers, consultants and a director of the Company, including accrued interest, totaled $39, $783, and $506, respectively, and are included in convertible

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

notes payable on the Company’s Consolidated Balance Sheet at such date. On the date of Mandatory Conversion as described below, amounts outstanding under the Notes held by officers, consultants and a director of the Company, including accrued interest, totaled $41, $812, and $524, respectively, which amounts were converted into shares of Series C redeemable convertible preferred stock.

Subordination—Pursuant to Subordination Agreements signed by the Convertible Note lenders and the Company’s lenders of its term loan, as discussed in Note 7, the Company’s indebtedness and obligations to the Convertible Note lenders under the Convertible Notes, as well as such lenders’ security interests in the Company’s property, if any, were subordinated to the indebtedness and obligations to, and security interests of, the Term Loan lenders. (Note 7)

In July 2017, the Company completed the initial closing of the Series C Preferred Stock financing of $50.5 million, receiving gross proceeds of $30 million, representing the first tranche, with proceeds for the remainder of the financing to be drawn upon as discussed in Note 9. As discussed below, at such time, the Convertible Notes, including accrued interest, were converted into Series C Preferred Stock.

Mandatory Conversion Upon Preferred Stock Financing—As provided for under the Note Purchase Agreement, the entire outstanding principal amount of the Convertible Notes totaling $10.6 million and all accrued interest thereon totaling $534, automatically converted into shares of the Company’s Series C Preferred Stock (“Mandatory Conversion Shares”) on July 14, 2017. Upon conversion of the Notes, the Convertible Note lenders received fully paid and non-assessable Mandatory Conversion Shares equal to the quotient of (i) the then-outstanding principal amount, plus all interest accrued thereon, divided by (ii) a conversion price equal to the lesser of (A) 75% of the price per Mandatory Conversion Share paid by the other investors in the Next Financing Round, as defined in the Note Purchase Agreement and (B) $2.30 per share (the “Mandatory Conversion Price”). As a result, 10,181,233 shares of Series C Preferred Stock were issued to the convertible noteholders at a price of $1.095 per share, representing a 25% discount as compared to the $1.46 purchase price per share paid by the purchasers pursuant to the Series C Purchase Agreement.

Contingent Call Option Liability & Debt Discounts

The embedded mandatory conversion feature of the Convertible Notes represents a free-standing financial instrument, as the conversion feature is a substantial contingent call option with a significant discount. Accordingly, the Company accounted for the mandatory conversion feature as a derivative under ASC 815, Derivatives and Hedging (“ASC 815”), and therefore recorded a contingent call option liability—convertible notes at its fair value upon the execution of each Convertible Note in 2016, in the amount of $2.3 million, with a corresponding amount recorded as additional debt discount. The debt discount was accreted to interest expense over the life of the Notes. Such accretion totaled $589 and $1.7 million for the years ended December 31, 2016 and 2017, respectively, and $1.7 million and $0 for the nine months ended September 30, 2017 and 2018 (unaudited), respectively, and is included in interest expense in the Company’s Statements of Operations.

The Company adjusted this liability to fair value at each reporting date that the Notes remained outstanding. At December 31, 2016, the fair value of this liability was determined to be $2.4 million resulting in the Company recording a non-cash charge in the amount of $77 in 2016. On the date of the July 2017 Mandatory Conversion of the Convertible Notes described above, the fair value of this liability was determined to be $3.7 million, resulting in the Company recording a non-cash charge in the amount of $1.4 million in 2017 for the change in its fair value since its last measurement date. At such time, this liability of $3.7 million, representing the actual discount on conversion, was reclassified as Series C redeemable preferred stock liability. These non-cash charges

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

are included in other income (expense) in the Company’s Consolidated Statements of Operations. The contingent call option liability—convertible notes are presented as a current liability in the Company’s Consolidated Balance Sheet at December 31, 2016.

The fair values of the contingent call option liability noted above for the 2016 measurement dates were determined using the Company’s own internal analysis, with significant inputs including: conversion discount of 25%, a risk-adjusted discount rate of 18%; and a probability estimate of 70%. The Company’s fair value analysis factored in a Mandatory Conversion Price of 75% of the price per Mandatory Conversion Share paid by the other investors in the Next Financing Round, or a 25% discount, as the alternate conversion price of $2.30 per share was greater than the estimated fair value of shares expected to be issued upon the Next Financing Round under the Mandatory Conversion. The Company classified the contingent call option liability—convertible notes within Level 3, as the probability factor and risk-adjusted discount rate are unobservable inputs and significant to the valuation model.

In 2016, in connection with the issuance of the Convertible Notes, the Company paid $78 in financing costs to third parties and to a Convertible Note lender, which was recorded as debt discount-financing costs and was amortized over the life of the Notes using the effective interest method. Amortization of this debt discount totaled $20 and $58 for the years ended December 31, 2016 and 2017, respectively and $58 and $0 for the nine months ended September 30, 2017 and 2018 (unaudited), respectively, and is included in interest expense in the Company’s Consolidated Statements of Operations.

As of December 31, 2016, the carrying values of the convertible notes payable and convertible notes payable – related parties as presented in the Company’s Consolidated Balance Sheet was comprised as shown below. There were no convertible notes payable outstanding at December 31, 2017 or at September 30, 2017 or 2018 (unaudited).

	December 31, 2016
	Convertible Notes Payable	Convertible Notes Payable – Related Parties	Total Convertible Notes Payable
Principal amount of 7% subordinated convertible notes payable	$4,300	$6,314	$10,614
Accrued interest on convertible notes payable	33	104	137
Debt discount – unamortized deferred charges and debt issuance costs	(24)	(34)	(58)
Debt discount-conversion terms, net of accretion	(688)	(1,011)	(1,699)

7% subordinated convertible notes payable, net of unamortized discounts and debt issuance costs	$3,621	$5,373	$8,994

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

Interest expense on convertible notes, comprised of coupon interest and accretion of debt discounts on convertible notes, were as shown below for the years ended December 31, 2016 and 2017 and for the nine months ended September 30, 2017 (unaudited).    There was no interest expense on convertible notes for the nine months ended September 30, 2018 (unaudited).

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017
			(unaudited)
Coupon interest on convertible notes	$137	$397	$397
Accretion of debt discount-unamortized deferred charges	20	58	58
Accretion of debt discount-conversion terms	589	1,699	1,699

Total	$746	$2,154	$2,154

7.	Term Loan Payable

On December 29, 2014 (the “Closing Date”), the Company entered into a loan and security agreement (the “Loan Agreement”) with Solar Capital, Ltd. (“Solar”) and Square 1 Bank (“Square 1”), together (the “Lenders”), which provided up to $15.0 million in debt financing in two separate tranches (the “Term Loan”). The first tranche of $5.0 million (“Term A Loan”) was drawn upon on the Closing Date. The second tranche of up to $10.0 million was available to the Company in multiples of $2.5 million, subject to the Company achieving positive pivotal top-line data, as defined, from its ongoing clinical trials. Following the Company’s achievement of positive pivotal top-line data in its clinical study in uremic pruritus in July 2015, it drew down the Term B Loan in the amount of $5.0 million on August 31, 2015. In addition, the Company drew down upon the remaining $5.0 million of the second tranche (the “Term C Loan”) on November 13, 2015. The Term Loan matured on June 29, 2018 (the “Maturity Date”).

Each loan advance accrued interest at a floating rate equal to the one-month LIBOR Rate plus 7.75% per annum. The Loan Agreement provided for interest-only payments until March 29, 2016; however, as provided for in the agreement, in March 2016, the Company elected to extend the interest-only period by three months to June 29, 2016. Following such election, payments to the Lenders were to be made monthly in 24 equal installments of principal plus interest; however, on September 30, 2016, and November 23, 2016, respectively, the Company signed the First Amendment of Loan and Security Agreement and the Second Amendment of Loan and Security Agreement (the “Loan Agreement Amendments”) with the Lenders. These amendments provided for interest only payments for the payment dates in October and November 2016, in lieu of the scheduled principal plus interest payments in such months, with subsequent payments to be made in 20 equal installments of principal plus interest.

Amounts outstanding under the Term Loan were secured by a first-priority perfected security interest on substantially all of the assets of the Company, other than intellectual property. The Loan Agreement contained non-financial covenants and representations, including a financial reporting covenant, a restriction on payments that includes prohibiting the payment of cash dividends, and limitations on indebtedness, collateral, investments, distributions, transfers, mergers or acquisitions, taxes, corporate changes, deposit accounts, and subsidiaries. The Loan Agreement had contained no financial covenants; however, upon the execution of the Loan Agreement Amendments, financial covenants became effective requiring the Company to raise equity and/or subordinated debt proceeds in stipulated minimum amounts by December 31, 2016 and also to maintain minimum liquidity requirements approximating three months of cash burn, as defined. These financial covenants were removed by the Lender upon the signing of the Waiver to Loan and Security Agreement in conjunction with the completion of the Company’s Series C redeemable convertible preferred stock financing in July 2017. (Note 8)

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

On December 31, 2016, upon the Company not raising the required amount of equity or debt financing, it became out of compliance with a financial covenant that was effective upon signing its Loan Agreement Amendments discussed above, resulting in the Lenders issuing a Notice of Default and Reservation of Rights letter to the Company on February 13, 2017. This default was removed by the Lenders upon the signing of the Waiver to Loan and Security Agreement in conjunction with the completion of the Company’s Series C Preferred Stock financing in July 2017.

In 2014 through 2015, in connection with the issuance of the Term A Loan, the Term B Loan and the Term C Loan, the Company paid $211 in financing costs to third parties, which were recorded as deferred charges—loan and were amortized over the life of the Term Loans using the effective interest method. Amortization of these deferred financing charges totaled $98 and $54 for the years ended 2016 and 2017, respectively, and $45 and $8 for the nine months ended September 30, 2017 and 2018 (unaudited), respectively, and is included in interest expense in the Company’s Consolidated Statements of Operations. Loan discount—unamortized deferred charges totaled $62 and $8 for the years ended December 31, 2016 and 2017, respectively and $16 and $0 for the nine months ended September 30, 2017 and 2018 (unaudited), respectively, and is included as a direct reduction of the carrying value of its term loan payable on the Company’s Consolidated Balance Sheet.

In 2014 through 2016, in connection with the completion of the Loan Amendment Agreements and reimbursement of transaction expenses as discussed above, the Company paid $236 in financing costs to the Lenders, which were recorded as loan discounts. These loan discounts were included as a reduction in the balance of the term loan payable on the Company’s Consolidated Balance Sheet and were accreted over the life of the Term Loan using the effective interest method. Accretion of these loan discounts totaled $103 and $77 for the years ended December 31, 2016 and 2017, respectively, and $64 and $12 for the nine months ended September 30, 2017 and 2018 (unaudited), respectively, and are included in interest expense in the Company’s Statements of Operations. At December 31, 2016 and 2017 the loan discount-financing costs balance was $82 and $12, respectively, and $25 and $0 for the nine months ended September 30, 2017 and 2018 (unaudited), respectively.

In connection with the Loan Agreement, the Company was obligated to pay a final fee of 3.0% of the Term Loan funded. The final fee was accrued over the life of the Term Loan using the effective interest method and was included as an increase in the balance of the term loan payable on the Company’s Consolidated Balance Sheet. For the years ended December 31, 2016 and 2017, $208 and $115, respectively, and $97 and $16 for the nine months ended September 30, 2017 and 2018 (unaudited), respectively, were accrued for the final fee, with such amounts included in interest expense in the Company’s Consolidated Statements of Operations.

In connection with the First Amendment to Loan and Security Agreement discussed above, the Company is obligated to pay a fully-earned and non-refundable First Amendment Fee of $83 upon maturity. The First Amendment Fee is being accrued over the remaining life of the Term Loan using the effective interest method and its balance of $21 and $75 for the years ended December 31, 2016 and 2017, respectively, and $66 and $0 for the nine months ended September 30, 2017 and 2018 (unaudited), respectively, is included as an increase in the carrying value of the term loan payable on the Company’s Consolidated Balance Sheet. For the years ended December 31, 2016 and 2017, $21 and $54, respectively, were accrued for the First Amendment Fee, with such amount included in interest expense in the Company’s Consolidated Statements of Operations and $45 and $7 for the periods ended September 30, 2017 and 2018 (unaudited), respectively.

Under the terms of the Loan Agreement, the Company will be obligated to the Lenders for the payment of a Success Fee (the “Success Fee Agreement”) upon the first occurrence of an Exit Event, as defined, provided that

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

the fully diluted valuation of the Company immediately prior to the Exit Event is greater than the principal amount of equity invested in or contributed in cash, to the Company as of such date, and which calculation shall be reasonably satisfactory to the Lenders. The Exit Event includes the Company’s: liquidation, dissolution or winding up; consolidation or merger; sale or disposition of substantially all of its assets; sale of more than 40% of its common stock to parties other than its existing stockholders; any other form of acquisition or business combination where a change in control occurs; and the completion of a public offering of common stock; all events as defined in the Loan Agreement. The amount of the Success Fee is equal to 4.5% of the Term Loan funded. The Success Fee Agreement terminates on the earlier to occur of (a) payment in full of the Success Fee pursuant to its terms, or (b) December 29, 2021.

The Success Fee provision under the Loan Agreement represents a free-standing financial instrument. Accordingly, the Company accounted for the Success Fee provision as a derivative under ASC 815, Derivatives and Hedging, and therefore recorded an obligation for loan success fee at its fair value on the closing date of each advance under the Loan Agreement. In 2014, the Company recorded an obligation for loan success fee in the amount of $153 on the closing date of the Term A Loan. In 2015, the Company recorded an obligation for loan success fee in the amount of $163 on the closing date of the Term B Loan and $167 on the closing date of the Term C Loan. The Company adjusts these liabilities to fair value at each reporting date they remain outstanding. The total fair value of these liabilities was determined to be $298 and $322 for the years ended December 31, 2016 and 2017, respectively, and $312 and $449 for the nine months ended September 30, 2017 and 2018 (unaudited), respectively, resulting in the Company recording a non-cash credit in the amount of $213 for the year ended December 31, 2016, a non-cash charge in the amount of $24 for the year ended December 31, 2017, and a non-cash charge in the amount of $14 and $127 for the nine months ended September 30, 2017 and 2018 (unaudited), respectively, representing the changes in the fair value of these liabilities since their last measurement date. The non-cash charges and the non-cash credit are presented as other income (expense) in the Company’s Statement of Operations. The obligation for loan success fee is presented as a non-current liability in the Company’s Balance Sheet.

The fair values of the obligation for loan success fee have been estimated utilizing a probability-weighted income approach, including variables for the timing of the success event and other probability estimates. For the fair value calculations in 2016, significant inputs included the Success Fee rate of 4.5% of the Term Loan funded; a discount rate of 11.0%; weighted estimated time to Exit Event ranging from 0.5 to 4.9 years and probability estimates of several potential Exit Events ranging from 5.0% to 30.0%. For the fair value calculations at December 31, 2017, significant inputs included the Success Fee rate of 4.5% of the Term Loan funded; a discount rate of 12.0%; weighted estimated time to Exit Event ranging from 1.4 to 4.1 years and probability estimates of several potential Exit Events ranging from 5.0% to 20.0%. For the fair value calculations at September 30, 2017, significant inputs included the Success Fee rate of 4.5% of the Term Loan funded; a discount rate of 12.0%; weighted estimated time to Exit Event ranging from 1.6 to 4.4 years and probability estimates of several potential Exit Events ranging from 5.0% to 20.0% (unaudited). For the fair value calculations at September 30, 2018, significant inputs included the Success Fee rate of 4.5% of the Term Loan funded; a discount rate of 12.0%; weighted estimated time to Exit Event ranging from 0.6 to 3.4 years and probability estimates of several potential Exit Events ranging from 5.0% to 40.0% (unaudited).

Upon recording the obligation for loan success fee for each of Term A Loan, Term B Loan and Term C Loan described above, the Company also recorded an offsetting loan discount-success fee in the amounts of $153, $163 and $167, respectively, which are being accreted to interest expense in the Company’s Statements of Operations. Such accretion totaled $224 and $124 for the years ended December 31, 2016 and 2017, respectively, and $104 and $17 for the periods ending September 30, 2017 and 2018 (unaudited), respectively. This loan discount is included as a reduction in the balance of the term loan payable in the Company’s Balance Sheet and

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

totaled $141 and $17 for the years ended December 31, 2016 and 2017, respectively, and $37 and $0 for the periods ending September 30, 2017 and 2018 (unaudited), respectively.

For the years ended December 31, 2016 and 2017, interest expense under the Term Loan totaled $1.9 million and $1.2 million, respectively, and $992 and $174 for the nine months ended September 30, 2017 and 2018 (unaudited), respectively, which includes amortization of deferred financing charges, accretion of loan discount-financing costs, accrual of the First Amendment Fee and final fee, accretion of loan discount-success fee, and the stated interest on the term loan, all as described above. As of December 31, 2016 and 2017, the Company had outstanding borrowings of $13.1 million and $4.8 million, respectively, and $0 as of September 30, 2018 (unaudited) under the Term Loan and the term loan payable balances as presented in the Company’s Consolidated Balance Sheet were comprised as follows:

	December 31,
	2016	2017
Principal outstanding under Loan Agreement	$13,063	$4,813
Loan discount—unamortized deferred charges	(62)	(8)
Loan discount-financing costs, net of accretion	(82)	(12)
Loan-final and amendment fee accrued	339	509
Loan discount-success fee, net of accretion	(141)	(17)

	13,117	5,285
Less current portion	(8,000)	(5,285)

Term loan payable, non-current	$5,117	$—

Interest expense on Term Loans comprised of interest payments, amortization of financing costs, accrual of final and amendment fees and accretion of success fee are shown below for the years ended December 31, 2016 and 2017 and for the nine months ended September 30, 2017 and 2018 (unaudited).

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Interest payments	$1,207	$764	$637	$114
Amortization of financing costs	200	131	109	20
Accrual of final and amendment fees	230	169	142	23
Accretion of success fee	224	124	104	17

	$1,861	$1,188	$992	$174

On June 29, 2018, the maturity date of the Loan Agreement, the Company made its final payments of principal and interest due to the Lenders in connection with the Term Loans, as well as $450 in full payment of the Final Fee and $83 in full payment of the First Amendment Fee. As a result, the Company’s obligations to the Lenders under the Loan Agreement, other than the obligations under the Success Fee Agreement as described above, were terminated.

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

8.	Common Stock

As of December 31, 2016, and 2017 and September 30, 2018 (unaudited), the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 57,551,161, 99,000,000 and 101,929,904 shares, respectively, of common stock with a par value of $0.001 per share.

As of December 31, 2016 and 2017 and September 30, 2018 (unaudited), the Company had reserved 49,160,360, 87,191,675 and 100,406,781 shares of common stock, respectively, for the conversion of outstanding shares of Redeemable Convertible Preferred Stock, the exercise of outstanding stock options and the number of shares of common stock remaining available for future grant under the Company’s 2012 Stock Option Plan, as follows:

	December 31,		September 30, 2018
	2016	2017
			(unaudited)
Shares of common stock reserved for conversion of Series A preferred stock outstanding	18,621,908	19,545,184	20,235,743
Shares of common stock reserved for conversion of Series B preferred stock outstanding	25,895,223	27,251,745	28,266,348
Shares of common stock reserved for conversion of Series C preferred stock outstanding	—	31,747,042	40,381,040
Shares of common stock reserved for future issuance under the 2012 Stock Option and Grant Plan	4,643,229	8,647,704	11,523,650

	49,160,360	87,191,675	100,406,781

9.	Redeemable Convertible Preferred Stock

As of December 31, 2016 and 2017, and September 30, 2018 (unaudited), under the Company’s certificate of incorporation the authorized numbers of shares of redeemable convertible preferred stock were 38,316,618, 86,197,030, and 86,197,030, respectively.

The Company’s redeemable convertible preferred stock is redeemable on or after July 14, 2020 and carries a cumulative coupon dividend rate of 6%. The redemption amount per share for a share of redeemable convertible preferred stock is the greater of (A) the applicable original issue price per share for such series of redeemable convertible preferred stock, plus any of the dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, and (B) the fair market value per share of redeemable convertible preferred stock, as described below under Redemption Rights. The Company is accounting for its redeemable convertible preferred stock under the requirements of ASC 480, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The carrying value of the redeemable convertible preferred stock is presented as temporary equity and is adjusted by periodic accretions so that the carrying amount equals the redemption amount at the estimated date that the redeemable convertible preferred stock will be redeemed. These adjustments are effected through charges against additional paid-in capital, to the extent it is available, or accumulated deficit. For all issuances of redeemable convertible preferred stock, the difference between the amount invested by the holders of redeemable convertible preferred stock, net of issuance costs and premiums (or discounts), as compared to the redemption value is recorded as accretion over the redemption period of the redeemable convertible preferred stock. The accretion is added to net loss to arrive at the net loss available to common stockholders in the calculation of net loss per common share.

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

Issuance of Series A Redeemable Convertible Preferred Stock

On December 4, 2012, the Company entered into the Series A Preferred Stock Purchase Agreement (the “Series A Purchase Agreement”) with TPG and nine other holders of the Company’s convertible notes that were issued in 2011 and 2012 (the “Series A Investors”). Pursuant to the Series A Purchase Agreement, the Company issued 6,000,000 shares (the “Series A Initial Closing”) of Series A Preferred Stock to TPG at a purchase price of $1.00 per share, resulting in proceeds, net of $128 in issuance costs, of $5.9 million (the “Series A Financing”). Concurrently, convertible notes held by the Series A Investors totaling $564, including accrued interest, were automatically converted at a conversion price of $0.467 per share in accordance with calculations specified in the applicable note purchase agreement, and the Company issued 1,207,923 shares of Series A Preferred Stock in settlement of the convertible notes.

The Series A Purchase Agreement also provided for the sale of 4,000,000 additional shares of Series A Preferred Stock (the “Series A Milestone Shares”) to TPG at a purchase price of $1.00 per share upon the Company’s achievement of specified Milestone Events, as defined in the Series A Purchase Agreement, involving the Company’s Phase 1b clinical trial in uremic pruritus and a pending patent application. In the event the Milestone Events were not achieved, TPG had the right to purchase the Series A Milestone Shares, in full or in part, under the same terms and conditions as the Series A Initial Closing, including the $1.00 per share purchase price, on or before June 30, 2014.

In addition, TPG had the right to purchase, under the same terms and conditions as the Series A Initial Closing, including the $1.00 per share purchase price, the lesser of 2,500,000 additional shares of Series A Preferred Stock (the “Additional Series A Preferred Shares”) and the number of shares of Series A Preferred Stock equal to 25% of the total number of shares of Series A Preferred Stock it previously purchased for cash under the Series A Purchase Agreement. This additional right was exercisable until the date six months after the completion date of the Company’s Phase 2b/3 clinical trial of nalbuphine ER in patients with uremic pruritus.

On December 26, 2013, TPG purchased under a Series A Extension Preferred Stock Purchase Agreement (the “Series A Extension Purchase Agreement”) 6,500,000 additional shares of Series A Preferred Stock at $1.00 per share, which consisted of the Series A Milestone Shares and the Additional Series A Preferred Shares discussed above, resulting in proceeds, net of $39 in issuance costs, of $6.5 million. This agreement also provided that the Company could sell up to 2,000,000 additional shares at $1.00 per share to existing stockholders deemed accredited investors within 45 days of the December 26, 2013 closing.

In January 2014, the Company issued 1,680,000 shares of Series A Preferred Stock to eight of the Series A Investors at $1.00 per share, as provided for as Additional Closings under the Series A Extension Purchase Agreement, resulting in proceeds, net of $7 in issuance costs, of $1.7 million. The Company recorded this issuance at its fair value of $1.08 per share, totaling $1.8 million before financing costs, resulting in a discount on this issuance in the amount of $134, which amount is being amortized out of the carrying value of Series A Preferred Stock over the expected redemption period, which is three years from July 14, 2017, the date of the First Tranche Closing of the Series C Preferred Stock Financing (each such term as defined below), or July 14, 2020 (the “Redemption Period”). Such amortization totaled $35 and $21 for the years ended December 31, 2016, and 2017, respectively, and $20 and $3 for the nine months ended September 30, 2017 and 2018 (unaudited) respectively.

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

Holders of Series C Preferred Stock receive a higher liquidation preference than the holders of Series A Preferred Stock and Series B Preferred Stock. (See Liquidation Preferences note below)

Issuance of Series B Redeemable Convertible Preferred Stock

On May 23, 2014, the Company entered into the Series B Preferred Stock Purchase Agreement (the “Series B Purchase Agreement”) with TPG. Pursuant to the Series B Purchase Agreement, the Company issued 13,043,478 shares (the “Series B Initial Closing”) of Series B Preferred Stock to TPG at a purchase price of $1.15 per share, resulting in proceeds, net of $56 in issuance costs, of $15.0 million.

The Series B Purchase Agreement also provided for the sale of 4,347,826 additional shares of Series B Preferred Stock (the “Series B Milestone Shares”) to TPG at a purchase price of $1.15 per share upon the Company’s achievement of specified Milestone Events, as defined in the Series B Purchase Agreement, involving the Company’s Phase 2b/3 clinical trial of nalbuphine ER in patients with uremic pruritus; its planned Phase 2 clinical trial of nalbuphine ER in patients with pruritus associated with prurigo nodularis; and a pending patent application. In the event the Milestone Events were not achieved, TPG had the right to purchase the Series B Milestone Shares, in full or in part, under the same terms and conditions as the Series B Initial Closing, at a purchase price of $1.15 per share, on or before November 30, 2015.

In addition, TPG had the right to purchase, on the same terms and conditions as the Series B Initial Closing, including the $1.15 per share purchase price, the lesser of 4,347,826 additional shares of Series B Preferred Stock and the number of shares equal to 25% of the total number of shares it previously purchased for cash under the Series B Purchase Agreement (the “Additional Series B Shares”). This additional right was exercisable until the date six months after the completion date of the Company’s Phase 2b/3 clinical trial of nalbuphine ER in patients with uremic pruritus.

On October 30, 2014, TPG exercised its rights described above and purchased under an Additional Closing Agreement (the “Series B Second Closing”) 8,695,652 additional shares of Series B Preferred Stock at $1.15 per share, which consisted of the Series B Milestone Shares and the Additional Series B Shares. This agreement also provided for the Company to sell 869,565 additional shares of Series B Preferred Stock at $1.15 per share to an existing stockholder. The Series B Second Closing resulted in proceeds, net of $19 in issuance costs, of $11.0 million. The Company recorded this issuance at its fair value of $1.10 per share, totaling $10.5 million, net of financing costs, resulting in a premium on this issuance in the amount of $478, which amount is being accreted into the carrying value of the Series B Preferred Stock over the Redemption Period. Such accretion totaled $154 and $92 for the years ended December 31, 2016 and 2017, respectively, and $87 and $15 for the nine months ended December 31, 2017 and 2018 (unaudited), respectively.

Holders of Series C Preferred Stock receive a higher liquidation preference than the holders of Series A Preferred Stock and Series B Preferred Stock. (See Liquidation Preferences note below)

Issuance of Series C Redeemable Convertible Preferred Stock

On July 14, 2017, the Company entered into the Series C Purchase Agreement with TPG and other institutional investors (the “Series C Initial Purchasers”) for the issuance of $50.5 million of its Series C Preferred Stock. The Series C Purchase Agreement provided for the Company’s Series C Preferred Stock to be issued in two tranches, with the closing of the first tranche on July 14, 2017 (the “First Tranche Closing”) and the closing of the second tranche to occur following a determination by the Company’s board of directors that the

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

Company’s cash and cash equivalents at such time are not sufficient to fund its operations for a period of three months following such determination (the “Second Tranche Closing”). Upon the First Tranche Closing, the Company issued 20,547,946 shares of its Series C Preferred Stock at a purchase price of $1.46 per share, resulting in proceeds of $29.7 million, net of issuance costs of $291.

Also party to the Series C Purchase Agreement are eleven holders of the Company’s Convertible Notes (together with the Initial Purchasers and the Series C Additional Purchasers, as defined below, the “Series C Investors”). Concurrently with the First Tranche Closing and pursuant to the Series C Purchase Agreement, the outstanding principal on the Company’s Convertible Notes, totaling $10.6 million, and all accrued interest thereon, totaling $564, were automatically converted at the Mandatory Conversion Price of $1.095 per share and the Company issued 10,181,233 shares of its Series C Preferred Stock in full settlement of the Convertible Notes. (Note 6)

The Series C Purchase Agreement provided for a subsequent closing (the “Special Closing”), on the same terms and conditions as the First Tranche Closing, including the $1.46 per share purchase price, and on October 11, 2017, the Special Closing occurred, resulting in the issuance to two additional investors (the “Series C Additional Purchasers”) of 101,707 shares of the Company’s Series C Preferred Stock, at a purchase price of $1.46 per share, resulting in proceeds of $129, net of issuance costs of $19.

On November 12, 2017, one of the Series C Additional Purchasers purchased its second tranche shares pursuant to an election under the Series C Purchase Agreement, resulting in the issuance of 55,621 shares of the Company’s Series C Preferred Stock at a purchase price of $1.46 per share, resulting in proceeds of $81.

On August 28, 2018, the Company amended the Series C Purchase Agreement to provide that a portion of the shares of Series C Preferred Stock that would otherwise be issued and sold at the Second Tranche Closing would instead be issued and sold at a third tranche closing, with such closing to occur following a determination by the Company’s board of directors that the Company’s cash and cash equivalents at such time are not sufficient to fund its operations for a period of three months following such determination.

On August 30, 2018, the Company completed the Second Tranche Closing resulting in the issuance of 7,211,165 shares of the Company’s Series C Preferred Stock, at a purchase price of $1.46 per share, resulting in proceeds of $10.5 million, net of issuance costs of $32.

Series C Redeemable Convertible Preferred Stock Liability and Changes in Fair Value

As discussed above, the Series C Purchase Agreement provides for the issuance and sale of Series C Preferred Stock in three separate tranches. The tranches represent a freestanding financial instrument under ASC 480 and require fair value accounting until they are settled. The Company recognizes a liability on its Consolidated Balance Sheet for the obligations under this financial instrument. The Company adjusts this liability to fair value at each reporting date, as applicable, and recognizes any changes in fair value of the Series C Preferred Stock in its Consolidated Statements of Operations as a component of other income (expense) and in net loss. The Company will continue to recognize changes in the fair value of this liability through the closing of the third tranche.

Accordingly, in the nine month period ended September 30, 2018, the Company recorded the Series C redeemable convertible preferred stock liability at its fair value of $1,968, with a corresponding charge to other income (expense) in the Company’s Consolidated Statement of Operations. Upon the Second Tranche Closing

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

in August 2018, as described above, $1,009 was reclassified to Series C Preferred Stock. As a result, at September 30, 2018 (unaudited), the fair value of this liability, relating to the outstanding third tranche, was determined to be $959.

The fair value of the Series C redeemable convertible preferred stock liability has been estimated as the excess, if any, of the fair value per share of the Company’s Series C Preferred Stock, as described below under Redemption Rights, over the purchase price of any outstanding tranches that may be sold pursuant to the Series C Purchase Agreement.

Holders of Series C Preferred Stock receive a higher liquidation preference than the holders of Series A Preferred Stock and Series B Preferred Stock. (See Liquidation Preferences note below)

As of each balance sheet date presented, redeemable convertible preferred stock consisted of the following (in thousands, except share amounts):

	As of December 31, 2016
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Shares Issuable Upon Conversion
Series A redeemable convertible preferred stock	15,707,923	15,387,923	$21,272	$18,622	18,621,908
Series B redeemable convertible preferred stock	22,608,695	22,608,695	33,471	29,780	25,895,223

	38,316,618	37,996,618	$ 54,743	$ 48,402	44,517,131

	As of December 31, 2017
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Shares Issuable Upon Conversion
Series A redeemable convertible preferred stock	15,387,923	15,387,923	$20,479	$19,545	19,545,184
Series B redeemable convertible preferred stock	22,608,695	22,608,695	32,640	31,340	27,251,745
Series C redeemable convertible preferred stock	48,200,412	30,886,507	46,087	46,351	31,747,042

	86,197,030	68,883,125	$ 99,206	$ 97,237	76,264,173

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

	As of September 30, 2018
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Shares Issuable Upon Conversion
Series A redeemable convertible preferred stock	15,387,923	15,387,923	20,894	20,236	20,235,743
Series B redeemable convertible preferred stock	22,608,695	22,608,695	33,421	32,506	28,266,348
Series C redeemable convertible preferred stock	48,200,412	38,097,672	60,057	58,956	40,381,040

	86,197,030	76,094,290	$ 114,372	$ 111,698	88,883,131

Dividends

Dividends on outstanding shares of Series A, Series B and Series C Preferred Stock accrue at a rate of 6% per annum on their original purchase price of $1.00, $1.15 and $1.46 per share, respectively (the “Accruing Dividends”), whether or not declared, and are cumulative. However, Accruing Dividends on the Company’s outstanding redeemable convertible preferred stock are payable only when, as and if declared by the Company’s board of directors, or upon liquidation, redemption or conversion. No dividends may be paid to the holders of the Company’s common stock unless equivalent dividends have been declared and paid on the Company’s outstanding Series A, Series B and Series C Preferred Stock. No dividends have been declared or paid by the Company through December 31, 2017 or through September 30, 2018 (unaudited). Accrued dividends totaled $7.0 million, $10.8 million and $14.7 million as of December 31, 2016 and 2017, and September 30, 2018 (unaudited), respectively. Such amounts are included in the carrying values of Series A, Series B and Series C Preferred Stock, and in the accumulated deficit on the Company’s Consolidated Balance Sheets at December 31, 2016 and 2017, and September 30, 2018.

Liquidation Preferences

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the holders of shares of Series C Preferred Stock then outstanding are entitled to be paid out of the assets of the Company that are available for distribution to its stockholders, before any payments are made to the holders of Series A Preferred Stock, Series B Preferred Stock or common stock by reason of their ownership thereof, an amount per share equal to the Series C original issue price of $1.46 per share, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Series C Preferred Stock the full amount to which they are entitled, the holders of Series C Preferred Stock are entitled to share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series C Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the holders of shares of Series A Preferred Stock and Series B Preferred Stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders after the payment of all preferential amounts required to be paid to the holders of shares of Series C Preferred

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

Stock but before any payment is made to the holders of common stock by reason of their ownership thereof, (i) an amount per share equal to the Series A original issue price of $1.00 per share in the case of the Series A Preferred Stock, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, and (ii) an amount per share equal to the Series B original issue price of $1.15 per share in the case of the Series B Preferred Stock, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Series A Preferred Stock and Series B Preferred Stock the full amount to which they are entitled (after the payment in full of all preferential amounts required to be paid to the holders of shares of Series C Preferred Stock), the holders of shares of Series A Preferred Stock and Series B Preferred Stock are entitled to share ratably in any distribution of the assets available for distribution in respect of such shares in proportion to the respective amounts which would otherwise be payable in respect of the share of Series A Preferred Stock and Series B Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, after the payment of all preferential amounts required to be paid to the holders of shares of redeemable convertible preferred stock, the remaining assets of the Company available for distribution to its stockholders would be distributed among the holders of the shares of redeemable convertible preferred stock and common stock, in proportion to the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted into common stock pursuant to the terms of the Company’s certificate of incorporation immediately prior to such dissolution, liquidation or winding up of the Company.

Redemption Rights

The Company’s certificate of incorporation provides that, unless prohibited by Delaware law governing distributions to stockholders, shares of the redeemable convertible preferred stock must be redeemed by the Company in three annual installments commencing not more than 60 days after receipt by the Company, at any time on or after July 14, 2020, of written notice from the holders of at least a majority of the outstanding shares of redeemable convertible preferred stock, voting together as a single class on an as-converted basis, requesting redemption of all shares of redeemable convertible preferred stock (a “Redemption Request”).

In that event, unless prohibited by Delaware law governing distributions to stockholders, generally in connection with an insolvent corporation, shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, respectively, are redeemed by the Company at a price equal to the greater of (A) the applicable original issue price per share for such series of redeemable convertible preferred stock, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon (this amount totals $19.6 million, for Series A Preferred Stock, $31.3 million for Series B Preferred Stock and $46.4 million for Series C preferred stock at December 31, 2017, and $20.2 million for Series A Preferred Stock, $32.5 million for Series B Preferred Stock and $59.0 million for Series C Preferred Stock at September 30, 2018 (unaudited) and (B) the fair market value per share of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock, as the case may be, as of the date of the Company’s receipt of the Redemption Request. For purposes of these redemption rights, the fair market value per share of the Series A Preferred Stock is the value per share of Series A Preferred Stock as mutually agreed upon by the Company and the holders of 60% of the shares of Series A Preferred Stock then outstanding, and, in the event that they are unable to reach agreement, by a third-party appraiser agreed to by the Company and the holders of a majority of the shares of Series A Preferred Stock then outstanding; the fair market value per share of the

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

Series B Preferred Stock is the value per share of Series B Preferred Stock as mutually agreed upon by the Company and the holders of 60% of the shares of Series B Preferred Stock then outstanding, and, in the event that they are unable to reach agreement, by a third-party appraiser agreed to by the Company and the holders of a majority of the shares of Series B Preferred Stock then outstanding; and the fair market value per share of the Series C Preferred Stock is the value per share of Series C Preferred Stock as mutually agreed upon by the Company and the holders of 66 2/3% of the shares of Series C Preferred Stock then outstanding, and, in the event that they are unable to reach agreement, by a third-party appraiser agreed to by the Company and the holders of a majority of the shares of Series C Preferred Stock then outstanding.

As a result of the redemption rights described above, the carrying values of Series A Preferred Stock of $21.3 million, $20.5 million and $20.9 million as of December 31, 2016 and 2017, and September 30, 2018 (unaudited), respectively, Series B Preferred Stock of $33.5 million, 32.6 million and $33.4 million as of December 31, 2016 and 2017, and September 30, 2018 (unaudited), respectively, and Series C Preferred Stock of $46.1 million and $60.1 million as of December 31, 2017 and September 30, 2018 (unaudited), respectively, have been classified as temporary equity, and are presented between liabilities and stockholders’ equity on the Company’s Consolidated Balance Sheets in accordance with ASC 480. The Company will accrete the carrying value of the redeemable convertible preferred stock up to the expected redemption value over the estimated Redemption Period. The accretion will include cumulative unpaid and undeclared Accruing Dividends as well as additional increases, if any, when the fair value of the redeemable convertible preferred stock exceeds the liquidation value at any point during the Redemption Period. As a result of the shortfall of the fair value of the Series A Preferred Stock as compared to its liquidation value as of December 31, 2016 and 2017, and September 30, 2018, the Company adjusted accretion recorded in previous periods by $3.3 million in 2016, $2.0 million in 2017 and $0.3 million in the nine months ended September 30, 2018 (unaudited), respectively. As a result of the shortfall of the fair value of the Series B Preferred Stock as compared to its liquidation value as of December 31, 2016 and 2017, and September 30, 2018, the Company adjusted accretion recorded in previous periods by $4.7 million in 2016, $2.8 million in 2017 and $0.5 million in the nine months ended September 30, 2018 (unaudited). At December 30, 2017 and September 30, 2018 (unaudited), the liquidation value of the Series C Preferred Stock was higher than its fair value; therefore, no related accretion was recorded.

At December 31, 2016, the fair value of the Company’s Series A Preferred Stock and Series B Preferred Stock was determined utilizing the OPM; whereby each class of stock is modeled as a call option with a unique claim on the assets of the Company. Stock characteristics that were incorporated directly into the option valuation model include: liquidation preferences, participation features, convertibility features and ratios, and value-sharing between classes of stock. The Company’s equity value was estimated by employing a back-solving approach to determine its implied equity value at December 31, 2016 based on the Company’s Series C Preferred Stock financing completed in July 2017. A Black-Scholes options pricing approach was utilized under the OPM to determine the fair value of each security, with significant inputs including a $1.46 fair value of the Series C Preferred Stock, a risk-free rate of 1.30%, volatility of 77.5% and a probability-weighted estimate of time to liquidity event of 2.36 years.

At December 31, 2017, the fair value of the Company’s Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock was determined utilizing the OPM; whereby each class of stock is modeled as a call option with a unique claim on the assets of the Company. Stock characteristics that were incorporated directly into the option valuation model include liquidation preferences, participation features, convertibility features and ratios, and value-sharing between classes of stock. The Company’s equity value was estimated by employing a back-solving approach to determine its implied equity value at December 31, 2017 based on the initial closing of the Series C Preferred Stock financing completed in July 2017. A Black-Scholes options pricing approach was

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

utilized under the OPM to determine the fair value of each security, with significant inputs including a $1.44 fair value of the Series C Preferred Stock, a risk-free rate of 1.95%, volatility of 78.0% and a probability-weighted estimate of time to liquidity event of 2.71 years.

At September 30, 2018, the fair value of the Company’s Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock was determined utilizing a probability-weighted modeling approach that included both IPO and non-IPO based scenarios. The non-IPO based scenarios included the fair value estimates of the Company’s common stock, before marketability discount, of $0.47, and each issue of its redeemable convertible preferred stock of: $0.82 for its Series A Preferred Stock; $0.86 for its Series B Preferred Stock; and $1.44 for its Series C Preferred Stock, each calculated at December 31, 2017 as described above, as there were no milestones either achieved or not achieved during the period, and it was deemed that the Company’s total equity value had not changed to any significant degree though the September 30, 2018 measurement date. Additional significant inputs utilized for the non-IPO based scenario was a probability factor of 60% and a marketability discount of 20% applied in arriving at the fair value of the common stock. The IPO-based scenario utilized an expected pre-money valuation upon IPO; cost of equity estimate of 14%; estimated time to IPO date of 0.63 years; and probability factor of 40%.

Financing costs of approximately $166 that were netted against the proceeds from the 2013 and 2012 Series A Preferred Stock financings are being accreted to Series A Preferred Stock over the period from their respective issuance dates to the earliest redemption date of July 14, 2020. The Company recorded $37 and $22 in accretion for financing costs for the years ended December 31, 2016 and 2017, respectively, and $21 and $4 for the periods ended September 30, 2017 and 2018 (unaudited), respectively, with such amounts included in accumulated deficit. In addition, the investor rights/obligation that was allocated from proceeds from the Series A Preferred Stock financings of $2.8 million, less $520 representing its fair value on the date of its exercise as noted above, is being accreted over the Redemption Period. The Company recorded $419 and $251 in accretion of investor rights/obligation in the years ended December 31, 2016 and 2017, respectively and $237 and $41 in the nine months ended September 30, 2017 and 2018 (unaudited), respectively, with such amounts included in accumulated deficit.

Financing costs of approximately $76 that were netted against the proceeds from the 2014 Series B Preferred Stock financings are being accreted to Series B Preferred Stock over the period from their respective issuance dates to the earliest redemption date of July 14, 2020. The Company recorded $22 and $13 in accretion for financing costs in the years ended December 31, 2016 and 2017, respectively, and $13 and $2 in the nine months ended September 30, 2017 and 2018 (unaudited), respectively, with such amounts included in accumulated deficit. In addition, the investor rights/obligation that was allocated from proceeds from the Series B Preferred Stock financings of $2.0 million is being accreted over the remaining Redemption Period discussed above. The Company recorded $579 and $347 and in accretion of Series B Preferred Stock investor rights/obligation in the years ended December 31, 2016 and 2017, respectively, and $328 and $57 in the nine months ended September 30, 2017 and 2018 (unaudited), respectively, with such amounts included in accumulated deficit.

Financing costs of approximately $342 that were netted against the proceeds from the 2017 and 2018 Series C Preferred Stock financings are being accreted to Series C Preferred Stock over the period from their respective issuance dates to the earliest redemption date of July 14, 2020. The Company recorded $0 and $46 in accretion for financing costs in the years ended December 31,2016 and 2017, respectively, and $21 and $79 in the nine months ended September 30, 2017 and 2018 (unaudited), respectively, with such amounts included in accumulated deficit.

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

Optional Conversion

Each holder of Series A, Series B or Series C Preferred Stock may convert any or all of such holder’s redeemable convertible preferred stock into common stock at any time. Each share of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock is convertible into such number of shares of common stock as is determined by dividing the original issue price of such series by the conversion price for such series in effect at the time of conversion. As of December 31, 2017 and September 30, 2018, each share of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock was convertible into common stock at a one-to-one conversion ratio.

In addition, upon conversion of shares of Series A, Series B or Series C Preferred Stock, a holder is entitled to receive, at the election of the holder, either (i) payment in cash of any Accruing Dividends declared but unpaid thereon, or (ii) such number of shares of common stock as is determined by dividing the Accruing Dividends for such share of Series A, Series B or Series C Preferred Stock, by the applicable conversion price for such series of redeemable preferred stock in effect at the time of conversion. The conversion prices for Series A, Series B or Series C Preferred Stock are subject to adjustment based on certain events specified in the Company’s certificate of incorporation, including anti-dilution adjustments.

Mandatory Conversion

Upon the closing of a qualified public offering of common stock, as defined in the Company’s certificate of incorporation, or approval of (i) the holders of at least 60% of the Series A Preferred Stock then outstanding, voting separately as a class, (ii) the holders of at least 60% of the Series B Preferred Stock then outstanding, voting separately as a class and (iii) the holders of at least 66 2/3% of the Series C Preferred Stock then outstanding, voting separately as a class, all outstanding shares of redeemable convertible preferred stock automatically convert into common stock at the then-applicable conversion rate for such shares.

Voting Rights

Except as otherwise provided by law or by the other provisions of the Company’s certificate of incorporation, the holders of redeemable convertible preferred stock are entitled to vote as one class with the holders of common stock on any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of a meeting), and each holder of outstanding shares of redeemable convertible preferred stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of redeemable convertible preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on the matter. The holders of record of the shares of the Company’s Series B Preferred Stock, exclusively and as a separate class, are entitled to elect two directors of the Company, the holders of record of the shares of Series C Preferred Stock, exclusively, and as a separate class, are entitled to elect three directors of the Company, and the holders of record of the shares of common stock of the Company, exclusively and as a separate class, are entitled to elect two directors of the Company.

Registration Rights

The holders of shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock have certain registration rights as set forth in an investors’ rights agreement between the Company and certain of its stockholders.

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

10.	Stock-Based Awards

The Company’s 2012 Stock Incentive Plan (the “Plan”), as amended, was adopted by the Company’s board of directors and stockholders. The Company’s board of directors administers the Plan. The Plan provides for the issuance of stock-based awards to the Company’s employees, officers and directors, as well as non-employee/consultants and advisors to the Company.

On May 30, 2018, the Company’s board of directors adopted a resolution to amend the Plan, thereby giving authority to the Company to grant awards under the Plan for up to 11,836,081 shares of common stock.

Options granted under the Plan have a maximum term of ten years. Options vest over four years based on varying vesting schedules including: 25% vesting on the first anniversary date of grant and the balance ratably over the next 36 months or vesting in equal monthly or quarterly installments over four years. As of December 31, 2016, and 2017 and September 30, 2018 (unaudited), respectively, options to purchase 4,277,680, 8,012,599 and 10,282,981 shares of common stock were granted and outstanding, net of cancelations.

Stock options granted to employees and directors during the nine months ended September 30, 2017 and 2018 (unaudited) were 1,100,000 and 2,324,340, respectively.

No stock options were granted to non-employees and consultants during the nine months ended September 30, 2017 and 2018 (unaudited).

During the nine months ended September 30, 2017 and 2018 (unaudited), stock options were exercised for 251,598 and 53,958 shares of common stock, respectively.

During the nine months ended September 30, 2017 and 2018 (unaudited), stock options to purchase 137,545 and 0 shares of our common stock were forfeited, respectively.

During the nine months ended September 30, 2017 and 2018 (unaudited), stock options to purchase 9,896 and 0 shares of our common stock expired, respectively.

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

A summary of the Company’s option activity is as follows:

	Number of Option Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2015	4,346,401	$0.22	8.3	$3,789
Granted	—	—
Forfeited	—	—
Expired	(68,721)	0.30
Exercised	—	—

Outstanding as of December 31, 2016	4,277,680	$0.22	7.6	$454
Granted	4,145,000	0.34
Forfeited	(148,587)	0.19
Expired	(9,896)	0.15
Exercised	(251,598)	0.23

Outstanding as of December 31, 2017	8,012,599	$0.28	8.3	$561
Granted	2,324,340	0.79
Forfeited	—	—
Expired	—	—
Exercised	(53,958)	0.23

Outstanding as of September 30, 2018 (unaudited)	10,282,981	$0.40	8.1	$5,811
Options vested as of September 30, 2018 (unaudited)	4,008,884	$0.23	6.4	$2,927
Options unvested as of September 30, 2018 (unaudited)	6,274,097	$0.50	9.1	$2,884

The weighted average grant-date fair value per share of stock options granted was $0.23 for the year ended December 31, 2017 and $0.23 and $0.51 for the nine months ended September 30, 2017 and 2018 (unaudited), respectively.

The aggregate fair value of stock options that vested during the years ended December 31, 2016 and 2017 was $453 and $550, respectively and during the nine months ended September 30, 2017 and 2018 (unaudited) was $501 and $706, respectively.

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised during the year ended December 31, 2017 was $22, and $22 and $5 for the periods ended September 30, 2017 and 2018 (unaudited), respectively. No stock options were exercised in 2016.

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

The assumptions that the Company used to determine the fair value of the stock options granted were as follows, presented on a weighted average basis:

	Year Ended December 31,		Nine Months Ended September 30, 2018
	2016	2017
			(unaudited)
Risk-free interest rate	1.8%	2.1%	2.7%
Expected volatility	75%	75%	70%
Expected dividend yield	—	—	—
Expected life of options (in years)	6.4	6.1	6.0
Forfeiture rate	3%	0%	0%
Fair value of common stock at the date of grant	$0.15	$0.34	$0.79

The following table summarizes the classifications of stock-based compensation expenses recognized in the Consolidated Statements of Operations:

	Year Ended December 31,		Nine Months Ended September 30
	2016	2017	2017	2018
			(unaudited)
Research and development expense	$64	$108	$70	$101
General and administrative expense	78	97	75	210

	$142	$205	$145	$311

As of December 31, 2017, and September 30, 2018 (unaudited), total unrecognized compensation cost related to the unvested share-based awards was $999 and $2.0 million, respectively, which is expected to be recognized over a weighted average period of 3.6 years and 3.4 years, respectively.

11.	Income Taxes

During the years ended December 31, 2016 and 2017 and the nine month period ended September 30, 2018 (unaudited), the Company recorded an income tax benefit related to state research and development tax credits in each period in the amount of $8, $26 and $75, respectively.

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

The components of income tax (benefit) for the years ended December 31, 2017 and 2016 and the nine month period ended September 30, 2018 (unaudited), are as follows:

	Year Ended December 31,		Nine Months Ended September 30, 2018
	2016	2017
			(unaudited)
Current:
Federal	$—	$—	$—
State	(8)	(26)	(75)

	$(8)	$(26)	$(75)

Deferred:
Federal	—	—	—
State	—	—	—

	—	—	—

Income tax (benefit)	$(8)	$(26)	$(75)

A reconciliation between income tax benefit and the expected tax benefit at the statutory rate for the years ended December 31, 2016 and 2017 is as follows:

	Year Ended December 31,
	2016	2017
Federal statutory income tax rate	34.0%	34.0%
State income tax (benefit)—net of federal tax	4.7	3.7
Permanent differences	(2.5)	(9.3)
Change in valuation allowance	(38.6)	31.6
Refundable tax credit	0.1	0.2
R&D tax credits	2.4	2.3
U.S. tax reform	—	(62.3)

Effective income tax rate	0.1%	0.2%

Significant components of the Company’s deferred tax assets are as follows:

	Year Ended December 31,
	2016	2017
Net operating loss carryforwards	22,182	17,537
Federal and state tax credits	1,916	2,238
Other	216	463

	24,314	20,238
Valuation allowance	(24,314)	(20,238)

Net deferred tax asset	$—	$—

For the years ended December 31, 2016 and 2017, the Company generated federal and state net operating losses (“NOLs”) of approximately $10.7 million and $8.2 million, respectively. At December 31, 2016 and 2017,

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

the Federal and state net operating loss balances were approximately $57.0 million and $65.1 million, respectively. These operating losses will expire in years 2031 through 2037, unless previously utilized. Due to the Series A preferred stock financing in December 2013, the Company was subject to an “ownership change” under Code section 382. As a result, the Company’s ability to utilize approximately $825 of its NOL carryforwards is limited. The Company also generated federal R&D tax credits in 2017 of approximately $293. At December 31, 2016 and 2017, the federal R&D tax credits were approximately $1.9 million and $2.2 million, respectively. These credits will expire in years 2032 through 2037, unless previously utilized.

The Company also generated state research tax credits for the years ended December 31, 2016 and 2017 of approximately $37 and $65, respectively. The Company applied to exchange most of these credits for cash under a state-run program. These amounts, $8 and $27 for the years ended December 31, 2016 and 2017, respectively, were recognized as current income tax benefits in the Company’s Consolidated Statements of Operations. At December 31, 2016 and 2017, the Company’s Consolidated Balance Sheets reflect income tax receivable of $19 and $35, respectively, related to these credits. Tax years 2014 through 2017 remain open to US federal and state tax examinations.

Income taxes are provided using the asset/liability method, in which deferred taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. The Company reviews deferred tax assets for recoverability on a regular basis. In assessing the need for a valuation allowance, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. Accounting guidance states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses.

The Company determined that operating losses it incurred since its inception on March 17, 2011, represented negative evidence sufficient to conclude a valuation allowance was necessary. As such, the Company has recorded a valuation allowance of $24.3 million and $20.2 million for the years ended December 31, 2016 and 2017, respectively, as a reserve against its net deferred tax assets. These balances reflect an increase in the valuation allowance of $4.3 million in 2016 and a decrease in the valuation allowance of $4.1 million in 2017, which represents the net impact of an increase in NOLs for the year offset by a reduction in the valuation allowance for tax rate adjustment on ending deferred tax assets from 34% to 21% due to U.S. tax reform.

The Company applies the provisions of ASC 740, which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. The financial statements reflect expected future tax consequences of such positions presuming the taxing authorities possess full knowledge of the position and all relevant facts. As a result of the implementation of ASC 740, the Company recognized no adjustment for unrecognized income tax benefits. The Company has not, as of yet, conducted a study of R&D tax credit carryforwards. Such a study could result in an adjustment to the Company’s R&D tax credit carryforwards; however, until a study is completed and any potential adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s R&D tax credits and, if an adjustment is required in the future, this adjustment would be offset by a corresponding adjustment to the valuation allowance. For the years ended December 31, 2016 and 2017 and the period ended September 30, 2018 (unaudited) the Company had no unrecognized tax benefits or related interest and penalties accrued. In the event

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

the Company determines that accrual of interest or penalties are necessary in the future, the amount will be presented as a component of interest expense.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation known as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes significant changes to U.S. corporate income tax laws including a decrease in the corporate income tax rate to 21% effective January 1, 2018. The reduction in the corporate federal statutory tax rate, resulted in a reduction in the Company’s net deferred tax assets of $8.0 million and a corresponding reduction in the Company’s valuation allowance.

The staff of the U.S. Securities and Exchange Commission (“SEC”) has recognized the complexity of reflecting the impacts of the Act, and on December 22, 2017 issued guidance in Staff Accounting Bulletin 118 (“SAB 118”), which clarifies accounting for income taxes under ASC 740 if information is not yet available or complete, and provides for up to a one year period in which to complete the required analyses and accounting (the measurement period). SAB 118 describes three scenarios associated with a company’s status of accounting for income tax reform: (1) a company is complete with its accounting for certain effects of tax reform, (2) a company is able to determine a reasonable estimate for certain effects of tax reform and records that estimate as a provisional amount or (3) a company is not able to determine a reasonable estimate and therefore continues to apply ASC 740, based on the provisions of the tax laws that were in effect immediately prior to the Act being enacted.

The various provisions under the Tax Act deemed most relevant to the Company have been considered in preparation of its financial statements as of December 31, 2017. The Company has made a reasonable estimate for certain effects of tax reform and has recorded provisional amounts as part of its income tax provision. To the extent that clarifications or interpretations materialize in the future that would impact upon the effects of the Tax Act incorporated into the December 31, 2017 financial statements, those effects will be reflected in the future as or if they materialize.

12.	Net Loss per Share

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company:

	Year Ended December 31,		September 30,
	2016	2017	2017	2018
			(unaudited)
Net loss	$(11,087)	$(12,860)	$(10,482)	$(14,563)
Plus: Cumulative dividends on redeemable convertible preferred stock	(2,483)	(3,740)	(2,439)	(3,935)
Plus: Accretion of redeemable convertible preferred stock	6,856	4,060	3,866	274

Adjusted net loss attributable to common stockholders	$(6,714)	$(12,540)	$(9,055)	$(18,224)
Weighted average common shares used in net loss per share attributable to common stockholders, basic and diluted	3,861,200	3,996,724	3,957,751	4,154,107

Basic and diluted net loss per common share outstanding	$(1.74)	$(3.14)	$(2.29)	$(4.39)

The Company’s potential dilutive securities, which include stock options and redeemable convertible preferred stock, have been excluded from the computation of diluted net loss per share attributable to common

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

stockholders whenever the effect of including them would be to reduce the net loss per share. In periods where there is a net loss, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The following potential common shares, presented based on amounts outstanding at each period end, were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Series A preferred stock	15,387,923	15,387,923	15,387,923	15,387,923
Series B preferred stock	22,608,695	22,608,695	22,608,695	22,608,695
Series C preferred stock	—	30,886,507	30,729,179	38,097,672
Outstanding stock options	4,277,680	8,012,599	5,153,641	10,282,981

	42,274,298	76,895,724	73,879,438	86,377,271

13.	Collaborative and Licensing Agreements

The Company enters into collaborative and licensing agreements with pharmaceutical companies to in-license, develop, manufacture and/or market products that fit within its business strategy.

Endo Pharmaceuticals Inc.

In May 2011, the Company entered into an agreement with Penwest Pharmaceuticals Co. (“Penwest”) (subsequently merged into its parent, Endo Pharmaceuticals Inc. (“Endo”)) for an exclusive worldwide sublicenseable license under certain patent rights and know-how controlled by Penwest to develop and commercialize products incorporating nalbuphine hydrochloride in any formulation, including an extended release formulation such as nalbuphine ER, in all fields and for any use.

Under the license agreement, the Company paid Penwest a non-creditable, non-refundable upfront license fee of $25. Trevi may also become obligated to make milestone payments to Endo of $250, which would become due upon the successful completion of the first Phase 3 clinical trial of a licensed product candidate, such as the PRISM trial, and $750, which would become due upon the marketing approval of a licensed product in the United States, and to pay mid-single-digit royalties based on net sales of the licensed products by Trevi, its affiliates and sublicensees. In addition, Trevi is obligated to pay Endo a low-to-mid double-digit percentage of certain income it receives from sublicensees, based on the date of the definitive agreement under which the sublicense was granted.

The Company’s royalty obligation with respect to each licensed product in each country commences upon the first commercial sale of the product in that country and extends until the later of the expiration, unenforceability or invalidation of the last valid claim of any licensed patent or application covering the licensed product in the country or the expiration of 10 years after the first commercial sale of the licensed product in the country, which period is referred to as the royalty term. Upon the expiration of the royalty term for a product in a country, Trevi is thereafter obligated to pay a low single-digit know-how and trademark royalty.

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

Under the agreement, the Company has granted Endo a non-exclusive, royalty-free (except for pass-through payments to third parties), sublicenseable license under its relevant patent rights, to use any improvement Trevi makes to Endo’s controlled release technology, for any product other than the products under which it is licensed by Endo.

Both Trevi and Endo have the right to terminate the agreement if the other party materially breaches the agreement and fails to cure the breach within specified cure periods. Endo also has the right to terminate in the event Trevi undergoes specified bankruptcy, insolvency or liquidation events, and Trevi has the right to terminate the agreement at its convenience at any time on 180 days’ notice to Endo. Additionally, if Trevi or any of the Company’s sublicensees challenge the validity or enforceability of any licensed patent rights covering a licensed product, and that challenge is not terminated within a specified period, the agreement will immediately terminate and all licenses granted under the agreement shall be revoked.

Upon termination of the agreement, Trevi must transfer to Endo all regulatory filings and approvals relating to the development, manufacture or commercialization of the licensed products and all trademarks, other than Trevi’s corporate trademarks, then being used in connection with the licensed products. If the agreement is terminated under certain specified circumstances, Trevi will be deemed to have granted Endo a perpetual, royalty-free (except for pass-through payments to third parties), worldwide, exclusive, sublicensable license, under any improvements Trevi made to the licensed know-how, and any related patent rights Trevi has, to manufacture and commercialize the licensed products.

14.	Related-Party Transactions

The Company paid consulting fees to two of its stockholders for scientific/clinical advisory services in the amounts of $480 and $326 during the years ended December 31, 2016 and 2017, respectively and $285 and $0 for the nine months ended September 30, 2017 and 2018 (unaudited), respectively, with such amounts included in research and development expense in the Company’s Statements of Operations. The Company also paid another stockholder of the Company for advisory services to the Company’s board of directors, in the amount of $20 and $24 for the years ended December 31, 2016 and 2017, respectively and $18 and $19 for the nine months ended September 30, 2017 and 2018 (unaudited), respectively, with such amounts included in general and administrative expense in the Company’s Statements of Operations. In 2016, the Company also entered into transactions with TPG, two of its officers, three of its consultants and one of its directors; issuing $5.0 million, $39, $775 and $500, respectively, in 2016 Convertible Notes payable in exchange for equal amounts of cash received by the Company. (Note 6)

15.	Commitments and Contingencies

A significant portion of the Company’s development activities are outsourced to third parties under agreements, including with CROs, and contract manufacturers in connection with the production of clinical trial materials. These arrangements may require the Company to pay termination costs to the third parties for reimbursement of costs and expenses incurred in the event of the orderly termination of contractual services.

The Company also has commitments under a licensing agreement. (Note 13)

Operating Leases

Effective March 1, 2013, the Company entered into a lease for office space in New Haven, CT and commencing March 1, 2018, the Company entered into the First Amendment to the lease. The leased space is

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

approximately 5,600 square feet and has a term of 60 months. The lease requires monthly lease payments ranging from approximately $10 to $11 through February 1, 2023 and provides for two designated months of free rent. The Company has the option to terminate the lease after 36 months by providing six months’ notice along with a payment to the landlord in an amount representing the unamortized cost of tenant improvements plus the unamortized broker’s commission, both paid by the landlord, and as defined in the agreement.

The amount of the security deposit held by the landlord was $12 as of December 31, 2016 and 2017 and $19 as of September 30, 2018 (unaudited).

Lease expense under operating leases, including leases of office equipment was $54 and $53 for the years ended December 30, 2016 and 2017, respectively, and was $40 and $88 for the nine months ended September 30, 2017 and 2018 (unaudited), respectively.

Under the terms of the lease, the Company is subject to Additional Rent, as defined in the lease, based on its pro-rata share of the landlord’s electric and utility costs. Electric and utility costs are not to exceed approximately $14 per year. All rents are exclusive of pro-rata share of electric and utility costs and are excluded from future minimum lease payments.

Future minimum lease payments for non-cancellable operating leases having initial lease terms of more than one year are as follows as of December 31, 2017:

2018	$112
2019	111
2020	124
2021	125
2022	117
Thereafter	21

$610

16.	Retirement Plan and Other Employee Benefits

Savings Plan

In March 2013, the Company adopted and became a participating employer of a multiple employer defined contribution retirement plan that complies with Section 401(k) of the Code. All employees of the Company are immediately eligible to participate in the plan (with an entry date of the first day of any month), with no minimum service requirement. The 401(k) plan provides that the Company make non-discretionary matching contributions of 50% of the first 6% of elective contributions. Participants are immediately vested in their contributions, as well as any earnings thereon. Vesting in the employer match contribution portion of their accounts, as well as any earnings thereon, is based on years of credited service, vesting over a four-year period, with 25% vesting per completed year. The Company’s expense under the 401(k) plan, representing its employer matching contributions and additional contributions in accordance with regulatory compliance requirements, totaled $25 and $32 in the years ended December 31, 2016 and 2017, respectively, and $18 and $24 in the nine month period ended September 30, 2017 and 2018 (unaudited), respectively.

Trevi Therapeutics, Inc.

Notes to Consolidated Financial Statements (continued)

(As of and for the nine months ended September 30, 2017 and 2018 are unaudited)

Health Care and Life Insurance Benefits

The Company offers health care and life insurance benefits to its active employees. Costs incurred for these benefits totaled $144 and $145 during the years ended December 31, 2016 and 2017, respectively and $105 and $204 for the nine month period ended September 30, 2017 and 2018 (unaudited), respectively.

17.	Subsequent Events

Exclusive License Agreement with Rutgers

On November 6, 2018, the Company entered into an agreement with Rutgers, The State University of New Jersey (“Rutgers”) for an exclusive worldwide sublicensable license under certain patent rights controlled by Rutgers and for a non-exclusive worldwide sublicensable license under certain know-how controlled by Rutgers, in each case to develop and commercialize products incorporating nalbuphine for any human or animal use.

Upon entering into the license agreement, the Company paid Rutgers a minimal upfront license issue fee and agreed to pay Rutgers a minimal annual license fee. The Company may become obligated to make milestone payments to Rutgers in the aggregate of up to $331 based on the achievement of certain clinical, regulatory and sales milestones. The Company has also agreed to pay Rutgers a low single-digit percentage of certain income it receives from sublicensees and to pay tiered low single-digit royalties based on net sales of licensed products by the Company and its affiliates and sublicensees.

The Company’s royalty obligation with respect to each licensed product in each country commences on the date of the first commercial sale of the licensed product in that country following receipt of marketing approval and extends until the later of the date of expiration, unenforceability or invalidation of the last valid claim of any licensed patent or patent application covering the licensed product in the country and 10 years after the first commercial sale of the first licensed product sold anywhere in the world, which period is referred to as the royalty term. Upon the expiration of the royalty term for a licensed product in a country, the license granted to us under the agreement shall become perpetual, fully paid-up, irrevocable and royalty-free in such country. The royalty is subject to reduction in certain circumstances.

Restructuring Agreement with MentiNova, Inc.

On November 6, 2018, concurrent with the signing of the agreement with Rutgers described above, the Company entered into a restructuring agreement with MentiNova, Inc. (“MentiNova”) for the purchase of specified information and know-how, specified contractual rights and benefits, and all books and records of MentiNova related thereto (collectively, the “Acquired Assets”).

Upon entering into the license agreement, the Company paid MentiNova an aggregate upfront payment of $119, subject to specified closing adjustments. The Company may become obligated to make milestone payments to MentiNova in the aggregate of up to $1,188 based on the achievement of certain clinical and regulatory milestones as well as tiered low single-digit royalties based on net sales of products containing nalbuphine as the sole active pharmaceutical ingredient that are developed by the Company using the Acquired Assets or the intellectual property licensed to the Company under the Rutgers agreement described above (the “Rutgers IP”) for indications that are within the scope of the Rutgers IP. The royalty is subject to reduction in certain circumstances.

                Shares

Common Stock

PROSPECTUS

Leerink Partners

Stifel

BMO Capital Markets

Needham & Company

Prospectus dated                 , 20

Until                , 20    (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the Registrant. All amounts are estimates except the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the Nasdaq Global Market initial listing fee.

Amount
Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority, Inc. filing fee
Nasdaq Global Market initial listing fee
Accountant’s fees and expenses
Legal fees and expenses
Blue Sky fees and expenses
Transfer agent’s fees and expenses
Printing and engraving expenses
Miscellaneous

Total expenses	$

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or the DGCL, permits a corporation to eliminate the personal liability of its directors to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation that will be effective upon the closing of this offering provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation that will be effective upon the closing of the offering provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us), by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an Indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation that will be effective upon the closing of the offering also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

In addition, we have entered into indemnification agreements with all of our directors, and we intend to enter into new indemnification agreements with all of our executive officers and directors prior to the completion of this offering. In general, these agreements provide that we will indemnify the executive officer or director to the fullest extent permitted by law for claims arising in his or her capacity as an executive officer or director of our company or in connection with his or her service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that an executive officer or director makes a claim for indemnification and establish certain presumptions that are favorable to the executive officer or director.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Insofar as the foregoing provisions permit indemnification of directors, executive officers, or persons controlling us for liability arising under the Securities Act of 1933, as amended, or the Securities Act, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of our common stock, shares of our convertible preferred stock and stock options granted by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Convertible Preferred Stock and Convertible Promissory Notes

On September 28, 2016, we issued and sold an aggregate principal amount of $5,000,000 of convertible promissory notes to one investor for an aggregate purchase price of $5,000,000. On November 1, 2016, we issued and sold an aggregate principal amount of $1,039,000 of convertible promissory notes to four investors for an aggregate purchase price of $1,039,000. On November 11, 2016, we issued and sold an aggregate principal amount of $575,000 of convertible promissory notes to four investors for an aggregate purchase price of $575,000. On November 22, 2016, we issued and sold an aggregate principal amount of $4,000,000 of convertible promissory notes to two investors for an aggregate purchase price of $4,000,000. The convertible promissory notes accrued interest at a rate of 7% per annum, and had maturity dates ranging from September 28, 2017 to November 22, 2017. On July 14, 2017, all outstanding principal and interest accrued under the convertible promissory notes was converted into shares of our Series C convertible preferred stock at approximately $1.095 per share.

On July 14, 2017, we issued and sold 30,729,179 shares of our Series C convertible preferred stock to 17 investors, consisting of (i) 20,547,946 shares sold for cash at a price per share of $1.46 for an aggregate cash purchase price of $30,000,001.16 and (ii) 10,181,233 shares issued upon conversion of $11,148,459 in outstanding principal and interest under our convertible promissory notes issued on September 28, 2018, November 1, 2016, November 11, 2016 and November 22, 2016, at a price per share of approximately $1.095.

On October 11, 2017, we issued and sold 101,707 shares of our Series C convertible preferred stock to two investors for cash at a price per share of $1.46 for an aggregate cash purchase price of $148,492.22.

On November 12, 2017, we issued and sold 55,621 shares of our Series C convertible preferred stock to two investors for cash at a price per share of $1.46 for an aggregate cash purchase price of $81,206.66.

On August 30, 2018, we issued and sold 7,211,165 shares of our Series C convertible preferred stock to seven investors for cash at a price per share of $1.46 for an aggregate cash purchase price of $10,528,300.90.

No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and, in certain cases, Regulation D thereunder, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b) Stock Option Grants and Exercises

Between November 1, 2015 and November 19, 2018, we granted options to purchase an aggregate of 6,644,340 shares of common stock, with exercise prices ranging from $0.32 to $0.96 per share, to our employees, directors, advisors and consultants pursuant to our 2012 Stock Incentive Plan. Between November 1, 2015 and November 19, 2018, we issued 312,431 shares of our common stock upon the exercise of stock options outstanding under our 2012 Stock Incentive Plan for aggregate consideration of $73,414.

The stock options and the shares of common stock issued upon the exercise of stock options described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All recipients either received adequate information about our company or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules.

EXHIBIT INDEX

Some of the agreements included as exhibits to this registration statement contain representations and warranties by the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The undersigned registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1	Third Amended and Restated Certificate of Incorporation of the Registrant, as amended

3.2	By-laws of the Registrant

3.3* 3.4*

Certificate of Amendment of Certificate of Incorporation of the Registrant, as amended

Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.5*	Form of Amended and Restated By-laws of the Registrant (to be effective upon the closing of this offering)

4.1*	Specimen Stock Certificate evidencing the shares of common stock

5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

10.1	Second Amended and Restated Investors’ Rights Agreement dated as of July 14, 2017

10.2	2012 Stock Incentive Plan, as amended

10.3	Form of Non-Statutory Stock Option Agreement under the 2012 Stock Incentive Plan

10.4*	2019 Stock Incentive Plan

10.5*	Form of Incentive Stock Option Agreement under the 2019 Stock Incentive Plan

10.6*	Form of Non-Statutory Stock Option Agreement under the 2019 Stock Incentive Plan

10.7*	Form of Restricted Stock Agreement under the 2019 Stock Incentive Plan

10.8	Employment Agreement, dated December 4, 2012, by and between the Registrant and Jennifer Good

10.9	Employment Agreement, dated December 4, 2012, by and between the Registrant and Dr. Thomas Sciascia

10.10*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

10.11	Indenture of Lease, dated February 6, 2013, by and between First Niagara Bank, N.A. and the Registrant

10.12	First Amendment to Lease, dated December 5, 2017, by and between the Registrant and 195 Church Street Associates, LLC

10.13†	Exclusive License Agreement, dated as of May 13, 2011, by and between the Registrant and Penwest Pharmaceuticals Co.

10.14†	Exclusive License Agreement between the Registrant and Rutgers, the State University of New Jersey, effective November 6, 2018

21.1	List of Subsidiaries

23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.
†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Haven, State of Connecticut, on this     day of                , 20     .

TREVI THERAPEUTICS, INC.

By:

Jennifer Good President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Trevi Therapeutics, Inc., hereby severally constitute and appoint Jennifer Good and Christopher Seiter, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for her or him and in her or his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Jennifer Good	President and Chief Executive Officer, Director (Principal Executive Officer)	, 20

Christopher Seiter	Chief Financial Officer (Principal Financial Officer)	, 20

Frank Muscolo	Controller (Principal Accounting Officer)	, 20

David Meeker, M.D.	Chairman of the Board	, 20

Mette Kirstine Agger	Director	, 20

Michael Heffernan	Director	, 20

Edward Mathers	Director	, 20

Annie Mitsak, Ph.D.	Director	, 20

Eran Nadav, Ph.D.	Director	, 20

Anne VanLent	Director	, 20